UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Form 10-K



RECEIVED
PROCESSING
193
SECTION

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended September 30, 2013

Commission File Number 1-14173



13003727

MarineMax, Inc.
(Exact Name of Registrant as Specified in Its Charter)

Delaware **(State of Incorporation)**	**59-3496957** **(I.R.S. Employer Identification No.)**

18167 U.S. Highway 19 North
Suite 300
Clearwater, Florida 33764
(727) 531-1700
(Address, including zip code, and telephone number, including area code, of principal executive offices)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common Stock, par value $.001 per share	**New York Stock Exchange**

Securities registered pursuant to Section 12(g) of the Act:
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§ 229.450 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☒
Non-accelerated filer	☐ (Do not check if a smaller reporting company)	Smaller reporting company	☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

The aggregate market value of common stock held by non-affiliates of the registrant (20,381,103 shares) based on the closing price of the registrant's common stock as reported on the New York Stock Exchange on March 31, 2013, which was the last business day of the registrant's most recently completed second fiscal quarter, was $276,979,190. For purposes of this computation, all officers and directors of the registrant are deemed to be affiliates. Such determination should not be deemed to be an admission that such officers and directors are, in fact, affiliates of the registrant.

As of December 3, 2013, there were outstanding 24,558,779 shares of the registrant's common stock, par value $.001 per share.

Documents Incorporated by Reference

Portions of the registrant's definitive proxy statement for the 2014 Annual Meeting of Stockholders are incorporated by reference into Part III of this report.

MARINEMAX, INC.

ANNUAL REPORT ON FORM 10-K
Fiscal Year Ended September 30, 2013

TABLE OF CONTENTS

PART I

PART II

PART III

PART IV

Statement Regarding Forward-Looking Information

The statements contained in this report on Form 10-K that are not purely historical are forward-looking statements within the meaning of applicable securities laws. Forward-looking statements include statements regarding our "expectations," "anticipations," "intentions," "beliefs," or "strategies" regarding the future. Forward-looking statements also include statements regarding revenue, margins, expenses, and earnings for fiscal 2014 and thereafter; our belief that our practices enhance our ability to attract more customers, foster an overall enjoyable boating experience, and offer boat manufacturers stable and professional retail distribution and a broad geographic presence; our assessment of our competitive advantages, including our no hassle sales approach, prime retail locations, premium product offerings, extensive facilities, strong management and team members, and emphasis on customer service and satisfaction before and after a boat sale; our belief that our core values of customer service and satisfaction and our strategies will enable us to achieve success and long-term growth when economic conditions improve; and our belief that our retailing strategies are aligned with the desires of consumers. All forward-looking statements included in this report are based on information available to us as of the filing date of this report, and we assume no obligation to update any such forward-looking statements. Our actual results could differ materially from the forward-looking statements. Among the factors that could cause actual results to differ materially are the factors discussed under Item 1A, "Risk Factors."

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PART I

Item 1. *Business*

Introduction

Our Company

We are the largest recreational boat dealer in the United States. Through 54 retail locations in Alabama, Arizona, California, Connecticut, Florida, Georgia, Maryland, Massachusetts, Minnesota, Missouri, New Jersey, New York, North Carolina, Ohio, Oklahoma, Rhode Island, Tennessee, and Texas, we sell new and used recreational boats, including pleasure and fishing boats, with a focus on premium brands in each segment. We also sell related marine products, including engines, trailers, parts, and accessories. In addition, we provide repair, maintenance, and slip and storage services; we arrange related boat financing, insurance, and extended service contracts; we offer boat and yacht brokerage services; and we operate a yacht charter business.

We are the nation's largest retailer of Sea Ray, Boston Whaler, Bayliner, and Meridian recreational boats and yachts, all of which are manufactured by Brunswick Corporation, or Brunswick. Sales of new Brunswick boats accounted for approximately 38% of our revenue in fiscal 2013. Brunswick is the world's largest manufacturer of marine products and marine engines. We believe our sales represented approximately 7% of all Brunswick marine sales, including approximately 49% of its Sea Ray boat sales, during our fiscal 2013. We are parties to dealer agreements with Brunswick covering Sea Ray products and are the exclusive dealer of Sea Ray boats in almost all of our geographic markets. We also are the exclusive dealer for Boston Whaler and Bayliner in many of our geographic markets and the exclusive dealer for Meridian Yachts in most of our geographic markets. We also are the exclusive dealer for Italy-based Azimut-Benetti Group, or Azimut, for Azimut mega-yachts, yachts, and other recreational boats for the United States. Sales of new Azimut boats accounted for approximately 13% of our revenue in fiscal 2013. In addition, we are the exclusive dealer for Hatteras Yachts throughout the state of Florida (excluding the Florida panhandle) and the states of New Jersey, New York, and Texas, and the exclusive dealer for Cabo Yachts throughout the states of Florida, New Jersey, and New York, both of which are manufactured by Versa Capital Management, LLC. Additionally, we are the exclusive dealer for certain other premium brands that serve certain industry segments in our markets as shown by the table on page four.

We commenced operations as a result of the March 1, 1998 acquisition of five previously independent recreational boat dealers. Since that time, we have acquired 23 additional previously independent recreational boat dealers, two boat brokerage operations, and two full-service yacht repair operations. We attempt to capitalize on the experience and success of the acquired companies in order to establish a high national standard of customer service and responsiveness in the highly fragmented retail boating industry. As a result of our emphasis on premium brand boats, our average selling price for a new boat in fiscal 2013 was approximately $148,000, an increase of approximately 15% from approximately $129,000 in fiscal 2012, compared with the industry average selling price for calendar 2012 of approximately $37,000 based on industry data published by the National Marine Manufacturers Association. Our stores, which operated at least 12 months, averaged approximately $12.8 million in annual sales in fiscal 2013. We consider a store to be one or more retail locations that are adjacent or operate as one entity. Our same-store sales increased 8% in fiscal 2011, increased 11% in fiscal 2012, and also increased 11% in fiscal 2013.

We attempt to adopt the best practices developed by us and our acquired companies as appropriate to enhance our ability to attract more customers, foster an overall enjoyable boating experience, and offer boat manufacturers stable and professional retail distribution and a broad geographic presence. We believe that our full range of services, no hassle sales approach, prime retail locations, premium product offerings, extensive facilities, strong management and team members, and emphasis on customer service and satisfaction before and after a boat sale are competitive advantages that enable us to be more responsive to the needs of existing and prospective customers.

The U.S. recreational boating industry generated approximately $35.6 billion in retail sales in calendar 2012, which is down from the peak of $39.5 billion in calendar 2006. The retail sales include sales of new and used boats; marine products, such as engines, trailers, equipment, and accessories; and related expenditures, such as fuel, insurance, docking, storage, and repairs. Retail sales of new and used boats, engines, trailers, and accessories accounted for approximately $26.3 billion of these sales in 2012 based on industry data from the National Marine Manufacturers Association. The highly fragmented retail boating industry generally consists of small dealers that operate in a single market and provide varying degrees of merchandising, professional management, and customer service. We believe that many small dealers are finding it increasingly difficult to make the managerial and capital commitments necessary to achieve higher customer service levels and upgrade systems and facilities as required by boat manufacturers and demanded by customers. We also believe that many dealers lack an exit strategy for their owners. We believe these factors contribute to our opportunity to gain competitive advantage in current and future markets, through market expansions and acquisitions.

Strategy

Our goal is to enhance our position as the nation's leading recreational boat dealer. Key elements of our operating and growth strategy include the following:

- emphasizing customer satisfaction and loyalty by creating an overall enjoyable boating experience, beginning with a hassle-free purchase process, customer training, superior customer service, company-led events called Getaways!, and premier facilities;
- achieving efficiencies and synergies among our operations to enhance internal growth and profitability;
- promoting national brand name recognition and the MarineMax connection;
- offering additional marine products and services, including those with higher profit margins;
- expanding our Internet marketing;
- pursuing strategic acquisitions to capitalize upon the consolidation opportunities in the highly fragmented recreational boat dealer industry by acquiring additional dealers and related operations and improving their performance and profitability through the implementation of our operating strategies;
- opening additional retail facilities, including off-site retail displays such as mall stores, in our existing and new territories;
- emphasizing employee recruitment and retention through training, motivation, and development;
- emphasizing the best practices developed by us and our acquired dealers as appropriate throughout our dealerships;
- operating with a decentralized approach to the operational management of our dealerships; and
- utilizing common platform information technology throughout operations, which facilitates the interchange of information sharing and enhances cross-selling opportunities throughout our company.

Development of the Company; Expansion of Business

MarineMax was founded in January 1998. MarineMax itself, however, conducted no operations until the acquisition of five independent recreational boat dealers on March 1, 1998, and we completed our initial public offering in June 1998. Since the initial acquisitions in March 1998, we have acquired 23 additional recreational boat dealers, two boat brokerage operations, and two full-service yacht repair operations. Acquired dealers operate under the MarineMax name.

We continually attempt to enhance our business by providing a full range of services, offering extensive and high-quality product lines, maintaining prime retail locations, pursuing the MarineMax One Price hassle-free sales approach, and emphasizing a high level of customer service and satisfaction.

We also evaluate opportunities to expand our operations by acquiring recreational boat dealers to expand our geographic scope, expanding our product lines, opening new retail locations within our existing territories, and offering new products and services for our customers.

Acquisitions of additional recreational boat dealers represent an important strategy in our goal to enhance our position as the nation's largest retailer of recreational boats. The following table sets forth information regarding the businesses that we have acquired and their geographic regions.

Acquired Companies	Acquisition Date	Geographic Region
Bassett Boat Company of Florida	March 1998	Southeast Florida
Louis DelHomme Marine	March 1998	Dallas and Houston, Texas
Gulfwind USA, Inc.	March 1998	West Central Florida
Gulfwind South, Inc.	March 1998	Southwest Florida
Harrison's Boat Center, Inc. and Harrison's Marine Centers of Arizona, Inc. (1)	March 1998	Northern California and Arizona
Stovall Marine, Inc.	April 1998	Georgia
Cochran's Marine, Inc. and C & N Marine Corporation	July 1998	Minnesota
Sea Ray of North Carolina, Inc.	July 1998	North and South Carolina
Brevard Boat Company	September 1998	East Central Florida
Sea Ray of Las Vegas (2)	September 1998	Nevada
Treasure Cove Marina, Inc.	September 1998	Northern Ohio
Woods & Oviatt, Inc.	October 1998	Southeast Florida
Boating World	February 1999	Dallas, Texas
Merit Marine, Inc.	March 1999	Southern New Jersey
Suburban Boatworks, Inc.	April 1999	Central New Jersey
Hansen Marine, Inc.	August 1999	Northeast Florida
Duce Marine, Inc. (2)	December 1999	Utah
Clark's Landing, Inc. (selected New Jersey locations and operations)	April 2000	Northern New Jersey
Associated Marine Technologies, Inc.	January 2001	Southeast Florida
Gulfwind Marine Partners, Inc.	April 2002	West Florida
Seaside Marine, Inc.	July 2002	Southern California
Sundance Marine, Inc. (3)	June 2003	Colorado
Killinger Marine Center, Inc. and Killinger Marine Center of Alabama, Inc.	September 2003	Northwest Florida and Alabama
Emarine International, Inc. and Steven Myers, Inc.	October 2003	Southeast Florida
Imperial Marine	June 2004	Baltimore, Maryland
Port Jacksonville Marine	June 2004	Northeast Florida
Port Arrowhead Marina, Inc.	January 2006	Missouri, Oklahoma
Great American Marina (4)	February 2006	West Florida
Surfside — 3 Marina, Inc.	March 2006	Connecticut, Maryland, New York and Rhode Island
Treasure Island Marina, LLC	February 2011	Florida Panhandle
Bassett Marine, LLC	September 2012	Connecticut, Rhode Island, Western Massachusetts
Parker Boat Company	March 2013	Central Florida

(1) We subsequently closed the Northern California operations of Harrison Boat Center, Inc.
(2) We subsequently closed the operations of Sea Ray of Las Vegas and Duce Marine, Inc.
(3) We subsequently sold the operations of Sundance Marine, Inc.
(4) Joint Venture

Apart from acquisitions, we have opened 30 new retail locations in existing territories, excluding those opened on a temporary basis for a specific purpose. We also monitor the performance of our retail locations and close retail locations that do not meet our expectations. Based on these factors and the recent depressed economic conditions, we have closed 57 retail locations since March 1998, excluding those opened on a temporary basis for a specific purpose, including 26 in fiscal 2009 and a total of 10 during the last three fiscal years.

As a part of our acquisition strategy, we frequently engage in discussions with various recreational boat dealers regarding their potential acquisition by us. In connection with these discussions, we and each potential acquisition candidate exchange confidential operational and financial information; conduct due diligence inquiries; and consider the structure, terms, and conditions of the potential acquisition. In certain cases, the prospective acquisition candidate agrees not to discuss a potential acquisition with any other party for a specific period of time, grants us an option to purchase the prospective dealer for a designated price during a specific time period, and agrees to take other actions designed to enhance the possibility of the acquisition, such as preparing audited financial information and converting its accounting system to the system specified by us. Potential acquisition discussions frequently take place over a long period of time and involve difficult business integration and other issues, including in some cases, management succession and related matters. As a result of these and other factors, a number of potential acquisitions that from time to time appear likely to occur do not result in binding legal agreements and are not consummated.

In addition to acquiring recreational boat dealers and opening new retail locations, we also add new product lines to expand our operations. The following table sets forth certain of our current product lines that we have added to our existing locations during the years indicated.

Product Line	**Fiscal Year**	**Geographic Regions**
Boston Whaler	1998	West Central Florida, Stuart, Florida, Dallas, Texas
Hatteras Yachts	1999	Florida (excluding the Florida panhandle)
Boston Whaler	2000	North Palm Beach, Florida
Meridian Yachts	2002	Florida, Georgia, North and South Carolina, New Jersey, Ohio, Minnesota, Texas, and Delaware
Grady White	2002	Houston, Texas
Hatteras Yachts	2002	Texas
Boston Whaler	2004	North and South Carolina
Princecraft	2004	Minnesota
Boston Whaler	2005	Houston
Meridian Yachts	2005	Chattanooga, Tennessee
Azimut	2006	Northeast United States from Maryland to Maine
Cabo	2006	West coast of Florida
Cabo	2007	East coast of Florida
Azimut	2008	Florida
Cabo	2008	New Jersey and New York
Hatteras Yachts	2008	New Jersey and New York
Meridian Yachts	2008	Arizona and Colorado
Meridian Yachts	2009	Maryland and Delaware
Boston Whaler	2009	Southwest Florida
Harris FloteBote	2010	Arizona, Missouri, Minnesota, New Jersey, and Tennessee
Malibu	2010	Arizona
Axis	2010	Arizona
Nautique by Correct Craft	2010	West Central Florida, Georgia, Minnesota, Missouri, and Tennessee
Bayliner	2010	New York
Meridian Yachts	2010	California
Harris FloteBote	2011	West Central Florida
Bayliner	2011	West Central Florida, Colorado, Connecticut, Minnesota, New Jersey, Tennessee, and Texas
Azimut	2012	United States other than where previously held
Boston Whaler	2012	Pompano, Florida
Harris FloteBote	2012	Alabama, North and Southwest Florida, Wrightsville, North Carolina, and Texas
Bayliner	2012	Southwest Florida
Scout	2012	Southeast Florida, Maryland, and New Jersey
Sailfish	2013	Connecticut, Brevard and Jacksonville, Florida, the Florida panhandle, West Central Florida, New Jersey, New York, North Carolina, Ohio, Rhode Island, and Texas
Scarab Jet Boats	2013	All geographic regions in which we operate

We add brands with the intent to either offer a migration path for our existing customer base or fill a gap in our product offerings. As a result, we believe that new brands we offer are complementary and do not cannibalize the business generated from our other prominent brands. We also discontinue offering product lines from time to time, primarily based upon customer preferences.

During the nine-year period from the commencement of our operations through our fiscal year ended September 30, 2007, our revenue increased from $291 million to $1.2 billion. Our revenue and net income increased in seven of those nine years over the prior year revenue and net income. This period was marked by an increase in retail locations from 41 on September 30, 1998 to 88 on September 30, 2007, resulting from acquisitions and opening new stores in existing territories.

Our growth was interrupted during the fiscal year ended September 30, 2007, primarily as a result of factors related to the deteriorating housing market and general economic conditions. The substantially deteriorating economic and financial conditions, reduced consumer confidence and spending, increased fuel prices, reduction of credit availability, financial market declines, and asset value deterioration all contributed to substantially lower financial performance in the fiscal years ended September 30, 2008 and 2009, including significant net losses, followed by pre-tax losses in the fiscal years ended September 30, 2010 and 2011. We returned to profitability in fiscal 2012.

We have taken a number of actions to address the prolonged weak market and economic conditions, including reducing our acquisition program, slowing our new store openings, reducing our inventory purchases, engaging in inventory reduction efforts, closing a number of our retail locations, significantly reducing our headcount, and modifying and replacing our credit facility. Acquisitions and new store openings remain important strategies to our company, and we plan to accelerate our growth through these strategies as economic conditions permit. However, we cannot predict the length or severity of the continuing economic weakness, both generally and within our industry, or the magnitude of the effects it will have on our operating performance nor can we predict the effectiveness of the measures we have taken to address this environment.

Despite the foregoing actions, we are striving to maintain our core values of high customer service and satisfaction and plan to continue to pursue strategies that we believe will enable us to achieve long-term success and growth when economic conditions improve. As noted in the earlier table, we have capitalized on a number of brand expansion opportunities in the markets in which we operate. We believe our expanded product offerings have strengthened our same-store sales growth. As economic conditions permit, we plan to further expand our business through both acquisitions in new territories and new store openings in existing territories. In addition, we plan to continue to expand our other traditional and newly offered services, including conducting used boat sales at our retail locations, at offsite locations, and on the Internet; selling related marine products, including engines, trailers, parts, and accessories at our retail locations and at various offsite locations, through our print catalog, and through the Internet; providing maintenance, repair, and storage services at most of our retail locations; offering our customers the ability to finance new or used boats; offering extended service contracts; arranging insurance coverage, including boat property, credit-life, accident, disability, and casualty coverage; offering boat and yacht brokerage services at most of our retail locations and at various offsite locations; and conducting our yacht charter business. Our expansion plans will depend, in large part, upon the return of normal economic conditions.

We maintain our executive offices at 18167 U.S. Highway 19 North, Suite 300, Clearwater, Florida 33764, and our telephone number is (727) 531-1700. We were incorporated in the state of Delaware in January 1998. Unless the context otherwise requires, all references to "MarineMax" mean MarineMax, Inc. prior to its acquisition of five previously independent recreational boat dealers in March 1998 (including their related real estate companies) and all references to the "Company," "our company," "we," "us," and "our" mean, as a combined company, MarineMax, Inc. and the 23 recreational boat dealers, two boat brokerage operations, and two full-service yacht repair operations acquired to date (the "acquired dealers," and together with the brokerage and repair operations, "operating subsidiaries," or the "acquired companies").

Our website is located at *www.MarineMax.com*. Through our website, we make available free of charge our annual report on Form 10-K, our quarterly reports on Form 10-Q, our current reports on Form 8-K, our proxy statements, and any amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934. These reports are available as soon as reasonably practicable after we electronically file those reports with the Securities and Exchange Commission, or SEC. We also post on our website the charters of our Audit, Compensation, and Nominating/Corporate Governance Committees; our Corporate Governance Guidelines, Code of Business Conduct and Ethics, and Code of Ethics for the CEO and Senior Financial Officers, and any amendments or waivers thereto; and any other corporate governance materials contemplated by the SEC or the regulations of the New York Stock Exchange, or NYSE. These documents are also available in print to any stockholder requesting a copy from our corporate secretary at our principal executive offices. Because our common stock is listed on the NYSE, our Chief Executive Officer is required to make an annual certification to the NYSE stating that he is not aware of any violation by us of the corporate governance listing standards of the NYSE. Our Chief Executive Officer made his annual certification to that effect to the NYSE on March 4, 2013.

Business

General

We are the largest recreational boat dealer in the United States. Through 54 retail locations in Alabama, Arizona, California, Connecticut, Florida, Georgia, Maryland, Massachusetts, Minnesota, Missouri, New Jersey, New York, North Carolina, Ohio, Oklahoma, Rhode Island, Tennessee, and Texas, we sell new and used recreational boats, including pleasure boats (such as sport boats, sport cruisers, sport yachts, and yachts), and fishing boats, with a focus on premium brands in each segment.

We are the nation's largest retailer of Sea Ray, Boston Whaler, Bayliner, and Meridian recreational boats and yachts, all of which are manufactured by Brunswick Corporation, or Brunswick. Sales of new Brunswick boats accounted for approximately 38% of our revenue in fiscal 2013. Brunswick is the world's largest manufacturer of marine products and marine engines. We believe our sales represented approximately 7% of all Brunswick marine sales, including approximately 49% of its Sea Ray boat sales, during our fiscal 2013. We are parties to dealer agreements with Brunswick covering Sea Ray products and are the exclusive dealer of Sea Ray boats in almost all of our geographic markets. We also are the exclusive dealer for Boston Whaler and Bayliner in many of our geographic markets and the exclusive dealer for Meridian Yachts in most of our geographic markets. We also are the exclusive dealer for Italy-based Azimut-Benetti Group, or Azimut, for Azimut mega-yachts, yachts, and other recreational boats for the United States. Sales of new Azimut boats accounted for approximately 13% of our revenue in fiscal 2013. In addition, we are the exclusive dealer for Hatteras Yachts throughout the state of Florida (excluding the Florida panhandle) and the states of New Jersey, New York, and Texas, and the exclusive dealer for Cabo Yachts throughout the states of Florida, New Jersey, and New York, both of which are manufactured by Versa Capital Management, LLC. Additionally, we are the exclusive dealer for certain other premium brands that serve certain industry segments in our markets as shown by the table on page four.

We also are involved in other boating-related activities. We sell used boats at our retail locations, online, and at various third-party marinas and other offsite locations; we sell marine engines and propellers, primarily to our retail customers as replacements for their existing engines and propellers; we sell a broad variety of parts and accessories at our retail locations and at various offsite locations, through our print catalog, and through the Internet; we offer maintenance, repair, and slip and storage services at most of our retail locations; we offer finance and insurance, or F&I, products at our retail locations and at various offsite locations and to our customers and independent boat dealers and brokers; we offer boat and yacht brokerage services at most of our retail locations and at various offsite locations; and we conduct a yacht charter business in which we offer customers the opportunity to charter third-party owned power and sailing yachts in exotic locations.

U.S. Recreational Boating Industry

The total U.S. recreational boating industry generated approximately $35.6 billion in retail sales in calendar 2012, which is down from the peak of $39.5 billion in calendar 2006. The retail sales include retail sales of new and used recreational boats; marine products, such as engines, trailers, parts, and accessories; and related boating expenditures, such as fuel, insurance, docking, storage, and repairs. Retail sales of new and used boats, engines, trailers, and accessories accounted for approximately $26.3 billion of such sales in 2012. Annual retail recreational boating sales were $17.9 billion in 1988, but declined to a low of $10.3 billion in 1992 based on industry data published by the National Marine Manufacturers Association. We believe this decline was attributable to several factors, including a recession, the Gulf War, and the imposition throughout 1991 and 1992 of a luxury tax on boats sold at prices in excess of $100,000. The luxury tax was repealed in 1993, and retail boating sales increased each year thereafter except for 1998, 2003, and 2007 through 2010.

The recreational boat retail market remains highly fragmented with little consolidation having occurred to date and consists of numerous boat retailers, most of which are small companies owned by individuals that operate in a single market and provide varying degrees of merchandising, professional management, and customer service. We believe that many boat retailers are encountering increased pressure from boat manufacturers to improve their levels of service and systems, increased competition from larger national retailers in certain product lines, and, in certain cases, business succession issues.

Strategy

Our goal is to enhance our position as the nation's leading recreational boat dealer. Key elements of our operating and growth strategy include the following.

Emphasizing Customer Satisfaction and Loyalty. We seek to achieve a high level of customer satisfaction and establish long-term customer loyalty by creating an overall enjoyable boating experience beginning with a hassle-free purchase process. We further enhance and simplify the purchase process by helping to arrange financing and insurance at our retail locations with competitive terms and streamlined turnaround. We offer the customer a thorough in-water orientation of boat operations where available, as well as ongoing boat safety, maintenance, and use seminars and demonstrations for the customer's entire family. We also continue our customer service after the sale by leading and sponsoring MarineMax Getaways! group boating trips to various destinations, rendezvous gatherings, and on-the-water organized events to provide our customers with pre-arranged opportunities to enjoy the pleasures of the boating lifestyle. We also endeavor to provide superior maintenance and repair services, often through mobile service at the customer's wet slip and with extended service department hours and emergency service availability, that minimize the hassles of boat maintenance.

Achieving Operating Efficiencies and Synergies. We strive to increase the operating efficiencies of and achieve certain synergies among our dealerships in order to enhance internal growth and profitability. We centralize various aspects of certain administrative functions at the corporate level, such as accounting, finance, insurance coverage, employee benefits, marketing, strategic planning, legal support, purchasing and distribution, and management information systems. Centralization of these functions reduces duplicative expenses and permits the dealerships to benefit from a level of scale and expertise that would otherwise be unavailable to each dealership individually. We also seek to realize cost savings from reduced inventory carrying costs as a result of purchasing boat inventories on a national level and directing boats to dealership locations that can more readily sell such boats; lower financing costs through our credit sources; and volume purchase discounts and rebates for certain marine products, supplies, and advertising. The ability of our retail locations to offer the complementary services of our other retail locations, such as offering customer excursion opportunities, providing maintenance and repair services at the customer's boat location, and giving access to broader inventory selections, increases the competitiveness of each retail location. By centralizing these types of activities, our store managers have more time to focus on the customer and the development of their teams.

Promoting Brand Name Recognition and the MarineMax Connection. We are promoting our brand name recognition to take advantage of our status as the nation's only coast-to-coast marine retailer. This strategy also recognizes that many existing and potential customers who reside in Northern markets and vacation for substantial periods in Southern markets will prefer to purchase and service their boats from the same well-known company. We refer to this strategy as the "MarineMax Connection." As a result, our signage emphasizes the MarineMax name at each of our locations, and we conduct national advertising in various print and other media.

Offering Additional Products and Services, Including Those Involving Higher Profit Margins. We plan to continue to offer additional product lines and services throughout our dealerships and, when appropriate, online and various offsite locations. We are offering throughout our dealerships product lines that previously have been offered only at certain of our locations. We also obtain additional product lines through the acquisition of distribution rights directly from manufacturers and the acquisition of dealerships with distribution rights. In either situation, such expansion is typically done through agreements that appoint us as the exclusive dealer for a designated geographic territory. We plan to continue to grow our financing and insurance, parts and accessories, service, and boat storage businesses to better serve our customers and thereby increase revenue and improve profitability of these higher margin businesses. We also have implemented programs to increase the sale over the Internet of used boats and a wide range of boating parts, accessories, supplies, and products. In addition, we have established a yacht charter business and are conducting programs to sell used boats, offer F&I products, and sell boating parts and accessories at various offsite locations.

Marketing over the Internet. Our web initiatives span across multiple websites, including our core site, *www.MarineMax.com*. The websites provide customers with the ability to learn more about our company and our products. Our website generates direct sales and provides our stores with leads to potential customers for new and used boats, brokerage services, finance and insurance products, and repair and maintenance services. In addition, we utilize various feeder websites and social networking websites to drive additional traffic and leads for our various product and service offerings. As mentioned above, we also maintain multiple online storefronts for customers to purchase used boats and a wide variety of boating parts and accessories.

Pursuing Strategic Acquisitions. We capitalize upon the significant consolidation opportunities available in the highly fragmented recreational boat dealer industry by acquiring independent dealers and improving their performance and profitability through the implementation of our operating strategies. The primary acquisition focus is on well-established, high-end recreational boat dealers in geographic markets not currently served by us, particularly geographic markets with strong boating demographics, such as areas within the coastal states and the Great Lakes region. We also may seek to acquire boat dealers that, while located in attractive geographic markets, have not been able to realize favorable market share or profitability and that can benefit substantially from our systems and operating strategies. We may expand our range of product lines, service offerings, and market penetration by acquiring companies that distribute recreational boat product lines or boating-related services different from those we currently offer. As a result of our considerable industry experience and relationships, we believe we are well positioned to identify and evaluate acquisition candidates and assess their growth prospects, the quality of their management teams, their local reputation with customers, and the suitability of their locations. We believe we are regarded as an attractive acquirer by boat dealers because of: (1) the historical performance and the experience and reputation of our management team within the industry; (2) our decentralized operating strategy, which generally enables the managers of an acquired dealer to continue their involvement in dealership operations; (3) the ability of management and employees of an acquired dealer to participate in our growth and expansion through potential stock ownership and career advancement opportunities; and (4) the ability to offer liquidity to the owners of acquired dealers through the receipt of common stock or cash. We have entered into an agreement regarding acquisitions with the Sea Ray Division of Brunswick. Under the agreement, acquisitions of Sea Ray dealers will be mutually agreed upon by us and Sea Ray with reasonable efforts to be made to include a balance of Sea Ray dealers that have been successful and those that have not been. The agreement provides that Sea Ray will not unreasonably withhold its consent to any proposed acquisition of a Sea Ray dealer by us, subject to the conditions set forth in the agreement, as further described in "Business — Brunswick Agreement Relating to Acquisitions."

Opening New Facilities. We intend to continue to establish additional retail facilities in our existing and new markets when markets conditions improve. We believe that the demographics of our existing geographic territories support the opening of additional facilities, and we have opened 30 new retail facilities, excluding those opened on a temporary basis for a specific purpose, since our formation in January 1998. We also plan to reach new customers through various innovative retail formats developed by us, such as mall stores and floating retail facilities. We continually monitor the performance of our retail locations and close retail locations that do not meet our expectations or that were opened for a specific purpose that is no longer relevant. Based on these factors since March 1998, we have closed 57 retail locations, excluding those opened on a temporary basis for a specific purpose, including 26 in fiscal 2009.

Emphasizing Employee Recruitment and Retention Through Training, Motivation, and Development. We devote substantial efforts to recruit employees that we believe to be exceptionally well qualified for their position and to train our employees to understand our core retail philosophies, which focus on making the purchase of a boat and its subsequent use as hassle-free and enjoyable as possible. Through our MarineMax University, or MMU, we teach our retail philosophies to existing and new employees at various locations and online, through MMU-online. MMU is a modularized and instructor-led educational program that focuses on our retailing philosophies and provides instruction on such matters as the sales process, customer service, F&I, accounting, leadership, and human resources.

Emphasizing Best Practices. We emphasize the best practices developed by us and our acquired dealers as appropriate throughout our locations. As an example, we have implemented a no-haggle sales approach at each of our dealerships. Under the MarineMax One Price hassle-free sales approach, we sell our boats at prices generally representing a discount from the manufacturer's suggested retail price, thereby eliminating the anxieties of price negotiations that occur in most boat purchases. In addition, we adopt, the best practices developed by us and our acquired dealers as applicable, considering location, design, layout, product purchases, maintenance and repair services (including extended service hours and mobile or dockside services), product mix, employee training, and customer education and services.

Operating with Decentralized Management. We maintain a generally decentralized approach to the operational management of our dealerships. The decentralized management approach takes advantage of the extensive experience of local managers, enabling them to implement policies and make decisions, including the appropriate product mix, based on the needs of the local market. Local management authority also fosters responsive customer service and promotes long-term community and customer relationships. In addition, the centralization of certain administrative functions at the corporate level enhances the ability of local managers to focus their efforts on day-to-day dealership operations and the customers.

Utilizing Technology Throughout Operations. We believe that our management information system, which currently is being utilized by each of our dealerships and was developed over a number of years through cooperative efforts with a common vendor, enhances our ability to integrate successfully the operations of our dealerships and future acquired dealers. The system facilitates the interchange of information and enhances cross-selling opportunities throughout our company. The system integrates each level of operations on a company-wide basis, including purchasing, inventory, receivables, financial reporting, budgeting, and sales management. The system also provides sales representatives with prospect and customer information that aids them in tracking the status of their contacts with prospects, automatically generates follow-up correspondence to such prospects, facilitates the availability of boats company-wide, locates boats needed to satisfy particular customer requests, and monitors the maintenance and service needs of customers' boats. Our representatives also utilize the computer system to assist in arranging customer financing and insurance packages. Our managers use a web-based tool to access essentially all financial and operational data from anywhere at any time.

Products and Services

We offer new and used recreational boats and related marine products, including engines, trailers, parts, and accessories. While we sell a broad range of new and used boats, we focus on premium brand products. In addition, we assist in arranging related boat financing, insurance, and extended service contracts; provide boat maintenance and repair services; offer slip and storage accommodations; provide boat and yacht brokerage services; and conduct a yacht charter business.

New Boat Sales

We primarily sell recreational boats, including pleasure boats and fishing boats. A number of the products we offer are manufactured by Brunswick, the leading worldwide manufacturer of recreational boats, including Sea Ray pleasure boats, Boston Whaler fishing boats, and Meridian Yachts. In fiscal 2013, we derived approximately 38% of our revenue from the sale of new boats manufactured by Brunswick. We believe that we represented approximately 7% of all of Brunswick's marine product sales during that period. Certain of our dealerships also sell luxury yachts, fishing boats, and pontoon boats provided by other manufacturers, including Italy-based Azimut. In fiscal 2013, we derived approximately 13% of our revenue from the sale of new boats manufactured by Azimut. During fiscal 2013, new boat sales accounted for 61.9% of our revenue.

We offer recreational boats in most market segments, but have a particular focus on premium quality pleasure boats and yachts as reflected by our fiscal 2013 average new boat sales price of approximately $148,000, an increase of approximately 15% from approximately $129,000 in fiscal 2012, compared with an estimated industry average selling price for calendar 2012 of approximately $37,000 based on industry data published by the National Marine Manufacturers Association. Given our locations in some of the more affluent, offshore boating areas in the United States and emphasis on high levels of customer service, we sell a relatively higher percentage of large recreational boats, such as mega-yachts, yachts, and sport cruisers. We believe that the product lines we offer are among the highest quality within their respective market segments, with well-established trade-name recognition and reputations for quality, performance, and styling.

The following table is illustrative of the range and approximate manufacturer suggested retail price range of new boats that we currently offer, but is not all inclusive.

Product Line and Trade Name	Overall Length	Manufacturer Suggested Retail Price Range
Motor Yachts		
Azimut	40' to 116'+	$600,000 to $12,000,000+
Hatteras Motor Yachts	54' to 100'+	3,000,000 to 10,000,000+
Convertibles		
Hatteras Convertibles	54' to 77'+	2,300,000 to 7,000,000+
Cabo	36' to 52'	700,000 to 2,000,000+
Pleasure Boats		
Sea Ray	19' to 65'	25,000 to 3,000,000
Meridian	34' to 54'	400,000 to 1,800,000
Bayliner	16' to 26'	13,000 to 150,000
Harris FloteBote	16' to 28'	15,000 to 100,000
Fishing Boats		
Boston Whaler	11' to 37'	8,000 to 500,000
Grady White	18' to 36'	40,000 to 500,000
Scout	17' to 35'	25,000 to 450,000
Sailfish	19' to 32'	37,000 to 209,000
Ski Boats		
Malibu	20' to 25'	80,000 to 140,000
Axis	20' to 22'	60,000 to 90,000
Nautique by Correct Craft	21' to 25'	75,000 to 180,000
Jet Boats		
Scarab	19' to 26'	20,000 to 80,000

Motor Yachts. Hatteras Yachts and Azimut are two of the world's premier yacht builders. The motor yacht product lines typically include state-of-the-art designs with live-aboard luxuries. Hatteras offers a flybridge with extensive guest seating; covered aft deck, which may be fully or partially enclosed, providing the boater with additional living space; an elegant salon; and multiple staterooms for accommodations. Azimut yachts are known for their Americanized open layout with Italian design and powerful performance. The luxurious interiors of Azimut yachts are accented by windows and multiple accommodations that have been designed for comfort.

Convertibles. Hatteras Yachts and Cabo Yachts are two of the world's premier convertible yacht builders and offer state-of-the-art designs with live-aboard luxuries. Convertibles are primarily fishing vessels, which are well equipped to meet the needs of even the most serious tournament-class competitor. Hatteras features interiors that offer luxurious salon/galley arrangements, multiple staterooms with private heads, and a cockpit that includes a bait and tackle center, fishbox, and freezer. Cabo is known for spacious cockpits and accessibility to essentials, such as bait chests, livewells, bait prep centers, and tackle lockers. Cabo interiors offer elegance, highlighted by teak woodwork, halogen lighting, and ample storage areas.

Pleasure Boats. Sea Ray and Meridian pleasure boats target both the luxury and the family recreational boating markets and come in a variety of configurations to suit each customer's particular recreational boating style. Sea Ray sport yachts and yachts serve the luxury segment of the recreational boating market and include top-of-the line living accommodations with a salon, a fully equipped galley, and multiple staterooms. Sea Ray sport yachts and yachts are available in cabin, bridge cockpit, and cruiser models. Sea Ray sport boat and sport cruiser models are designed for performance and dependability to meet family recreational needs and include many of the features and accommodations of Sea Ray's sport yacht and yacht models. Meridian sport yachts and yachts are known for their solid performance and thoughtful use of space with 360-degree views and spacious salon, galley, and stateroom accommodations. Meridian sport yachts and yachts are generally available in sedan, motoryacht, and pilothouse models. All Sea Ray and Meridian pleasure boats feature custom instrumentation that may include an electronics package; various hull, deck, and cockpit designs that can include a swim platform; bow pulpit and raised bridge; and various amenities, such as swivel bucket helm seats, lounge seats, sun pads, wet bars, built-in ice chests, and refreshment centers. Bayliner sport boats are designed for performance and dependability to meet family recreational needs at lower price points. Harris FloteBote is one of the most innovative and premium pontoon boats offered and provides a variety of models to fit boaters' needs. Most Sea Ray, Bayliner, Harris FloteBote, and Meridian pleasure boats feature Mercury or MerCruiser engines.

Fishing Boats. The fishing boats we offer, such as Boston Whaler, Grady White, Scout, and Sailfish, range from entry level models to advanced models designed for fishing and water sports in lakes, bays, and off-shore waters, with cabins with limited live-aboard capability. The fishing boats typically feature livewells, in-deck fishboxes, rodholders, rigging stations, cockpit coaming pads, and fresh and saltwater washdowns.

Ski Boats. The ski boats we offer, such as Malibu, Axis, and Nautique by Correct Craft, range from entry level models to advanced models, all of which are designed to achieve an ultimate wake for increased skier and wakeboarder performance and safety. With a variety of designs and options, the ski boats we offer will appeal to the competitive and recreational user alike.

Jet Boats. The Scarab jet boats we offer range from entry level models to advanced models, all of which are designed for performance and with exclusive design elements to meet family recreational needs. With a variety of designs and options, the jet boats we offer will appeal to a broad audience of jet boat enthusiasts as well as existing customers.

Used Boat Sales

We sell used versions of the new makes and models we offer and, to a lesser extent, used boats of other makes and models generally taken as trade-ins. During fiscal 2013, used boat sales accounted for 19.4% of our revenue, and 68.7% of the used boats we sold were Brunswick models.

Our used boat sales depend on our ability to source a supply of high-quality used boats at attractive prices. We acquire substantially all of our used boat inventory through customer trade-ins. We intend to continue to increase our used boat business as a result of the availability of quality used boats generated from our new boat sales efforts, the increasing number of used boats that are well-maintained through our service initiatives, our ability to market used boats throughout our combined dealership network to match used boat demand, and the experience of our yacht brokerage operations. Additionally, substantially all of our used boat inventory is posted on our website, which expands the awareness and availability of our products to a large audience of boating enthusiasts. We also sell used boats at various marinas and other offsite locations throughout the country.

To further enhance our used boat sales, we offer the Brunswick Product Protection warranty plan available for used Brunswick boats less than nine years old. The Brunswick Product Protection plan applies to each qualifying used Brunswick boat, which has passed a 48-point inspection, and provides protection against failure of most mechanical parts for up to three years. We believe these programs enhance our sales of used Brunswick boats by motivating purchasers of used Brunswick boats to complete their purchases through our Brunswick dealerships.

Marine Engines, Related Marine Equipment, and Boating Parts and Accessories

We offer marine engines and propellers, substantially all of which are manufactured by Mercury Marine, a division of Brunswick. We sell marine engines and propellers primarily to retail customers as replacements for their existing engines or propellers. Mercury Marine has introduced various new engine models that reduce engine emissions to comply with current Environmental Protection Agency requirements. See "Business — Environmental and Other Regulatory Issues." An industry leader for almost six decades, Mercury Marine specializes in state-of-the-art marine propulsion systems and accessories. Many of our dealerships have been recognized by Mercury Marine as "Premier Service Dealers." This designation is generally awarded based on meeting certain standards and qualifications.

We also sell a broad variety of marine parts and accessories at our retail locations, at various offsite locations, through our print catalog, and through the Internet. These marine parts and accessories include marine electronics; dock and anchoring products, such as boat fenders, lines, and anchors; boat covers; trailer parts; water sport accessories, such as tubes, lines, wakeboards, and skies; engine parts; oils; lubricants; steering and control systems; corrosion control products, service products; high-performance accessories, such as propellers and instruments; and a complete line of boating accessories, including life jackets, inflatables, and water sports equipment. We also offer novelty items, such as shirts, caps, and license plates bearing the manufacturer's or dealer's logos.

Our in-store parts and accessories efforts have been expanded with more products, enhanced displays, and more focused marketing efforts. In order to serve customers in locations where we do not have retail locations, we have embarked upon an aggressive print catalog and web presence, which carry substantially more products than offered at our retail locations and are conducting programs to sell parts and accessories at various offsite locations. In all of our parts and accessories business, we utilize our industry knowledge and experience to offer boating enthusiasts high-quality products with which we have experience.

The sale of marine engines, related marine equipment, and boating parts and accessories accounted for 5.5% of our fiscal 2013 revenue.

Maintenance, Repair, and Storage Services

Providing customers with professional, prompt maintenance and repair services is critical to our sales efforts and contributes to our success. We provide maintenance and repair services at most of our retail locations, with extended service hours at certain of our locations. In addition, in many of our markets, we provide mobile maintenance and repair services at the location of the customer's boat. We believe that this service commitment is a competitive advantage in the markets in which we compete and is critical to our efforts to provide a trouble-free boating experience. To further this commitment, in certain of our markets, we have opened stand-alone maintenance and repair facilities in locations that are more convenient for our customers and that increase the availability of such services. We also believe that our maintenance and repair services contribute to strong customer relationships and that our emphasis on preventative maintenance and quality service increases the potential supply of well-maintained boats for our used boat sales.

We perform both warranty and non-warranty repair services, with the cost of warranty work reimbursed by the manufacturer in accordance with the manufacturer's warranty reimbursement program. For warranty work, most manufacturers, including Brunswick, reimburse a percentage of the dealer's posted service labor rates, with the percentage varying depending on the dealer's customer satisfaction index rating and attendance at service training courses. We derive the majority of our warranty revenue from Brunswick products, as Brunswick products comprise the majority of products sold. Certain other manufacturers reimburse warranty work at a fixed amount per repair. Because boat manufacturers permit warranty work to be performed only at authorized dealerships, we receive substantially all of the warranted maintenance and repair work required for the new boats we sell. The third-party extended warranty contracts we offer also result in an ongoing demand for our maintenance and repair services for the duration of the term of the extended warranty contract.

Our maintenance and repair services are performed by manufacturer-trained and certified service technicians. In charging for our mechanics' labor, many of our dealerships use a variable rate structure designed to reflect the difficulty and sophistication of different types of repairs. The percentage markups on parts are similarly based on manufacturer suggested prices and market conditions for different parts.

At many of our locations, we offer boat storage services, including in-water slip storage and inside and outside land storage. These storage services are offered at competitive market rates and include in-season and winter storage.

Maintenance, repair, and storage services accounted for 7.6% of our revenue during fiscal 2013. This includes warranty and non-warranty services.

F&I Products

At each of our retail locations and at various offsite locations, we offer our customers the ability to finance new or used boat purchases and to purchase extended service contracts and arrange insurance coverage, including boat property, credit life, and accident, disability, and casualty insurance coverage (collectively, "F&I"). We have relationships with various national marine product lenders under which the lenders purchase retail installment contracts evidencing retail sales of boats and other marine products that are originated by us in accordance with existing pre-sale agreements between us and the lenders. These arrangements permit us to receive a portion of the finance charges expected to be earned on the retail installment contract based on a variety of factors, including the credit standing of the buyer, the annual percentage rate of the contract charged to the buyer, and the lender's then current minimum required annual percentage rate charged to the buyer on the contract. This participation is subject to repayment by us if the buyer prepays the contract or defaults within a designated time period, usually 90 to 180 days. To the extent required by applicable state law, our dealerships are licensed to originate and sell retail installment contracts financing the sale of boats and other marine products.

We also offer third-party extended service contracts under which, for a predetermined price, we provide all designated services pursuant to the service contract guidelines during the contract term at no additional charge to the customer above a deductible. While we sell all new boats with the boat manufacturer's standard hull warranty of generally five years and standard engine warranty of generally one year, extended service contracts provide additional coverage beyond the time frame or scope of the manufacturer's warranty. Purchasers of used boats generally are able to purchase an extended service contract, even if the selected boat is no longer covered by the manufacturer's warranty. Generally, we receive a fee for arranging an extended service contract. Most required services under the contracts are provided by us and paid for by the third-party contract holder.

We also are able to assist our customers with the opportunity to purchase credit life insurance, accident and disability insurance, and property and casualty insurance. Credit life insurance policies provide for repayment of the boat financing contract if the purchaser dies while the contract is outstanding. Accident and disability insurance policies provide for payment of the monthly contract obligation during any period in which the buyer is disabled. Property and casualty insurance covers loss or damage to the boat. We do not act as an insurance broker or agent or issue insurance policies on behalf of insurers. We do, however, provide marketing activities and other related services to insurance companies and brokers for which we receive marketing fees. One of our strategies is to generate increased marketing fees by offering more competitive insurance products.

During fiscal 2013, fee income generated from F&I products accounted for 2.8% of our revenue. We believe that our customers' ability to obtain competitive financing quickly and easily at our dealerships complements our ability to sell new and used boats. We also believe our ability to provide customer-tailored financing on a "same-day" basis gives us an advantage over many of our competitors, particularly smaller competitors that lack the resources to arrange boat financing at their dealerships or that do not generate sufficient volume to attract the diversity of financing sources that are available to us.

Brokerage Services

Through employees or subcontractors that are licensed boat or yacht brokers, we offer boat or yacht brokerage services at most of our retail locations. For a commission, we offer for sale brokered boats or yachts, listing them on various internet sites, advising our other retail locations of their availability through our integrated computer system, and posting them on our web site, *www.MarineMax.com*. Often sales are co-brokered, with the commission split between the buying and selling brokers. We believe that our access to potential used boat customers and methods of listing and advertising customers' brokered boats or yachts is more extensive than is typical among brokers. In addition to generating revenue from brokerage commissions, our brokerage services also enable us to offer a broad array of used boats or yachts without increasing related inventory costs. During fiscal 2013, brokerage service commissions accounted for 2.4% of our revenue.

Our brokerage customers generally receive the same high level of customer service as our new and used boat customers. Our waterfront retail locations enable in-water demonstrations of an on-site brokered boat. Our maintenance and repair services, including mobile service, also are generally available to our brokerage customers. The purchaser of a boat brokered through us also can take advantage of MarineMax Getaways! weekend and day trips and other rendezvous gatherings and in-water events, as well as boat operation and safety seminars. We believe that the array of services we offer are unique in the brokerage business.

Yacht Charter

We recently launched a yacht charter business in which we offer customers the opportunity to charter power and sailing yachts in exotic destinations, starting with our initial location in the British Virgin Islands. This business entails the sale by us of specifically designed yachts to third parties for inclusion in our yacht charter fleet; a yacht management agreement under which yacht owners enable us to put their yachts in our yacht charter program for a period of four to five years for a fixed monthly fee payable by us; which includes our services in storing, insuring, and maintaining their yachts; and the charter by us of these yachts to vacation customers at agreed fees payable to us. The yacht owners will be able to utilize the yachts for personal use for a designated number of weeks during the term of the management agreement and take possession of their yachts following the expiration of the yacht management agreements. During fiscal 2013, the charter of power and sailing yachts accounted for 0.4% of our revenue.

Offsite Sales

We sell used boats, offer F&I products, and sell parts and accessories at various third-party offsite locations, including marinas.

Retail Locations

We sell our recreational boats and other marine products and offer our related boat services through 54 retail locations in Alabama, Arizona, California, Connecticut, Florida, Georgia, Maryland, Massachusetts, Minnesota, Missouri, New Jersey, New York, North Carolina, Ohio, Oklahoma, Rhode Island, Tennessee, and Texas. Each retail location generally includes an indoor showroom (including some of the industry's largest indoor boat showrooms) and an outside area for displaying boat inventories, a business office to assist customers in arranging financing and insurance, and maintenance and repair facilities.

Many of our retail locations are waterfront properties on some of the nation's most popular boating locations, including the San Diego Bay in California; Norwalk Harbor and Westbrook Harbor in Connecticut; multiple locations on the Intracoastal Waterway, the Atlantic Ocean, Biscayne Bay, Boca Ciega Bay, Naples Bay, Tampa Bay, and the Saint Andrews Bay in Florida; Lake Lanier in Georgia; Chesapeake Bay in Maryland; Lake Minnetonka, Leech Lake, and the St. Croix River in Minnesota; Lake of the Ozarks and Table Rock Lake in Missouri; Barnegat Bay, Lake Hopatcong, Little Egg Harbor Bay, and the Manasquan River in New Jersey; Great South Bay, the Hudson River, and Huntington Harbor in New York; Masonboro Inlet in North Carolina; Lake Erie in Ohio; Grand Lake in Oklahoma; Newport Harbor and Greenwich Bay in Rhode Island; Tennessee River in Tennessee; and Clear Lake and Lake Lewisville in Texas. Our waterfront retail locations, most of which include marina-type facilities and docks at which we display our boats, are easily accessible to the boating populace, serve as in-water showrooms, and enable the sales force to give customers immediate in-water demonstrations of various boat models. Most of our other locations are in close proximity to water.

Operations

Dealership Operations and Management

We have adopted a generally decentralized approach to the operational management of our dealerships. While certain administrative functions are centralized at the corporate level, local management is primarily responsible for the day-to-day operations of the retail locations. Each retail location is managed by a store manager, who oversees the day-to-day operations, personnel, and financial performance of the individual store, subject to the direction of a regional manager, who generally has responsibility for the retail locations within a specified geographic region. Typically, each retail location also has a staff consisting of an F&I manager, a parts manager, and a service manager, sales representatives, maintenance and repair technicians, and various support personnel.

We attempt to attract and retain quality employees by providing them with ongoing training to enhance sales professionalism and product knowledge, career advancement opportunities within a larger company, and favorable benefit packages. We maintain a formal training program, called MarineMax University or MMU, which provides training for employees in all aspects of our operations. Training sessions are held at our various regional locations covering a variety of topics. MMU-online offers various modules over the Internet. Highly trained, professional sales representatives are an important factor to our successful sales efforts. These sales representatives are trained at MMU to recognize the importance of fostering an enjoyable sales process, to educate customers on the operation and use of the boats, and to assist customers in making technical and design decisions in boat purchases. The overall focus of MMU is to teach our core retailing values, which focus on customer service.

Sales representatives receive compensation primarily on a commission basis. Each store manager is a salaried employee with incentive bonuses based on the performance of the managed dealership. Maintenance and repair service managers receive compensation on a salary basis with bonuses based on the performance of their departments. Our management information system provides each store and department manager with daily financial and operational information, enabling them to monitor their performance on a daily, weekly, and monthly basis. We have a uniform, fully integrated management information system serving each of our dealerships.

Sales and Marketing

Our sales philosophy focuses on selling the pleasures of the boating lifestyle. We believe that the critical elements of our sales philosophy include our appealing retail locations, no-hassle sales approach, highly trained sales representatives, high level of customer service, emphasis on educating the customer and the customer's family on boating, and providing our customers with opportunities for boating through our Getaways. We strive to provide superior customer service and support before, during, and after the sale. Our team and customers are United by Water.

Each retail location offers the customer the opportunity to evaluate a variety of new and used boats in a comfortable and convenient setting. Our full-service retail locations facilitate a turn-key purchasing process that includes attractive lender financing packages, extended service agreements, and insurance. Many of our retail locations are located on waterfronts and marinas, which attract boating enthusiasts and enable customers to operate various boats prior to making a purchase decision.

The brands we offer are diverse in size and use. Spread across our customer activities of leisure, fishing, watersports, luxury, and vacations too. We believe the transformative qualities of the water should be shared by everyone, so we created our boat lineup accordingly. Our promise gives them meaning and reason to exist next to one another on our showroom floor.

We sell our boats at posted MarineMax "One" Prices that generally represent a discount from the manufacturer's suggested retail price. Our sales approach focuses on customer service by minimizing customer anxiety associated with price negotiation.

As a part of our sales and marketing efforts, our online marketing activity is important, with the majority of leads coming through our website, marinemax.com, and emails used as the primary marketing tool for our stores to connect with their customers. Social media is a growing venue for customer engagement with stores and prospecting of new leads.

We also participate in boat shows and in-the-water sales events at area boating locations, typically held in January and February and toward the end of the boating season, in each of our markets and in certain locations in close proximity to our markets. These shows and events are normally held at convention centers or marinas, with area dealers renting space. Boat shows and other offsite promotions are an important venue for generating sales orders. The boat shows also generate a significant amount of interest in our products resulting in boat sales after the show.

We emphasize customer education through one-on-one education by our sales representatives and, at some locations, our delivery captains, before and after a sale, and through in-house seminars for the entire family on boating safety, the use and operation of boats, and product demonstrations. Typically, one of our delivery captains or the sales representative delivers the customer's boat to an area boating location and thoroughly instructs the customer about the operation of the boat, including hands-on instructions for docking and trailering the boat. To enhance our customer relationships after the sale, we lead and sponsor MarineMax Getaways! group boating trips to various destinations, rendezvous gatherings, and on-the-water organized events that promote the pleasures of the boating lifestyle. Each company-sponsored event, planned and led by a company employee, also provides a favorable medium for acclimating new customers to boating, sharing exciting boating destinations, creating friendships with other boaters, and enabling us to promote new product offerings to boating enthusiasts.

As a result of our relative size, we believe we have a competitive advantage within the industry by being able to conduct an organized and systematic advertising and marketing effort. Part of our marketing effort includes an integrated prospect management system that tracks the status of each sales representative's contacts with a prospect, automatically generates follow-up correspondence, facilitates company-wide availability of a particular boat or other marine product desired by a customer, and tracks the maintenance and service needs for the customer's boat.

Suppliers and Inventory Management

We purchase substantially all of our new boat inventory directly from manufacturers, which allocate new boats to dealerships based on the amount of boats sold by the dealership. We also exchange new boats with other dealers to accommodate customer demand and to balance inventory.

We purchase new boats and other marine-related products from Brunswick, which is the world's largest manufacturer of marine products, including Sea Ray, Boston Whaler, Bayliner, Harris FloteBote, and Meridian. We also purchase new boats and other marine related products from other manufacturers, including Azimut, Cabo, Hatteras, Grady White, Scout, Sailfish, Malibu, and Nautique by Correct Craft. In fiscal 2013, sales of new Brunswick and Azimut boats accounted for approximately 38% and 13% of our revenue, respectively. No purchases of new boats and other marine related products from any other manufacturer accounted for more than 10% of our revenue in fiscal 2013. We believe our Sea Ray boat purchases represented approximately 49% of Sea Ray's new boat sales and approximately 7% of all Brunswick marine product sales during fiscal 2013.

We have entered into multi-year agreements with Brunswick covering Sea Ray, Boston Whaler, Bayliner, and Meridian products. We also have a multi-year agreement with Azimut-Benetti Group for its Azimut product line. We typically deal with each of our manufacturers, other than Brunswick and Azimut-Benetti Group, under an annually renewable, non-exclusive dealer agreement.

The dealer agreements do not restrict our right to sell any product lines or competing products. The terms of each dealer agreement appoints a designated geographical territory for the dealer, which is exclusive to the dealer so long as the dealer is not in breach of the material obligations and performance standards under the agreement and then current material policies and programs following notice and the expiration of any applicable cure periods without cure.

Manufacturers generally establish prices on an annual basis, but may change prices in their sole discretion. Manufacturers typically discount the cost of inventory and offer inventory financing assistance during the manufacturers' slow seasons, generally October through March. To obtain lower cost of inventory, we strive to capitalize on these manufacturer incentives to take product delivery during the manufacturers' slow seasons. This permits us to gain pricing advantages and better product availability during the selling season. Arrangements with certain other manufacturers may restrict our right to offer some product lines in certain markets.

We transfer individual boats among our retail locations to fill customer orders that otherwise might take substantially longer to fill from the manufacturer. This reduces delays in delivery, helps us maximize inventory turnover, and assists in minimizing potential overstock or out-of-stock situations. We actively monitor our inventory levels to maintain levels appropriate to meet current anticipated market demands. We are not bound by contractual agreements governing the amount of inventory that we must purchase in any year from any manufacturer, but the failure to purchase at agreed upon levels may result in the loss of certain manufacturer incentives. We participate in numerous end-of-summer manufacturer boat shows, which manufacturers sponsor to sell off their remaining inventory at reduced costs before the introduction of new model year products, typically beginning in September.

Inventory Financing

Marine manufacturers customarily provide interest assistance programs to retailers. The interest assistance varies by manufacturer and may include periods of free financing or reduced interest rate programs. The interest assistance may be paid directly to the retailer or the financial institution depending on the arrangements the manufacturer has established. We believe that our financing arrangements with manufacturers are standard within the industry.

We account for consideration received from our vendors in accordance with FASB Accounting Standards Codification 605-50, "Revenue Recognition–Customer Payments and Incentives" ("ASC 605-50"). ASC 605-50 requires us to classify interest assistance received from manufacturers as a reduction of inventory cost and related cost of sales as opposed to netting the assistance against our interest expense incurred with our lenders. Pursuant to ASC 605-50, amounts received by us under our co-op assistance programs from our manufacturers are netted against related advertising expenses.

We are party to an Inventory Financing Agreement (the "Amended Credit Facility") with GE Commercial Distribution Finance Corporation. The Amended Credit Facility provides a floor plan financing commitment of up to $205 million. The Amended Credit Facility matures in June 2016 and is subject to extension for two one-year periods, subject to lender approval.

The interest rate for amounts outstanding under the Amended Credit Facility is 355 basis points above the one-month London Inter-Bank Offering Rate. There is an unused line fee of ten basis points on the unused portion of the line.

The Amended Credit Facility has certain financial covenants. The covenants include provisions that our leverage ratio not exceed 2.75 to 1.0 and that our current ratio must be greater than 1.2 to 1.0. At September 30, 2013, we were in compliance with all the covenants under the Amended Credit Facility.

The initial advance under the Amended Credit Facility was used to pay off our prior credit facility. Subsequent advances will be initiated by the acquisition of eligible new and used inventory or will be re-advances against eligible new and used inventory that has been partially paid-off. Advances on new inventory will generally mature 1,081 days from the original invoice date. Advances on used inventory will mature 361 days from the date we acquire the used inventory. Each advance is subject to a curtailment schedule, which requires that we pay down the balance of each advance on a periodic basis starting after six months. The curtailment schedule varies based on the type of inventory and the value of the inventory.

The collateral for the Amended Credit Facility is all of our personal property with certain limited exceptions. None of our real estate has been pledged for collateral for the Amended Credit Facility.

We were also a party to an Inventory Financing Agreement (the "CGI Facility") with CGI Finance, Inc. ("CGI"). The CGI Facility provided a floor plan financing commitment of $30 million and was designed to provide financing for our Azimut Yacht inventory needs. The CGI Facility was not renewed by the Company and expired in August 2013; however, existing advances under the CGI Facility can remain outstanding for up to 18 months. The interest rate for amounts outstanding under the CGI Facility is 350 basis points above the one month London Inter-Bank Offering Rate. Azimut Yacht inventory is now financed under the Amended Credit Facility.

At September 30, 2013, we owed $101.4 million and $21.0 million under the Amended Credit Facility and the CGI Facility, respectively. Outstanding short-term borrowings accrued interest at a rate of 3.7% as of September 30, 2013, and the Amended Credit Facility and the CGI Facility provided us with an additional net borrowing availability of approximately $34.8 million, based upon the outstanding borrowing base availability. We have no indebtedness associated with our real estate holdings. On October 16, 2013, the Company paid off the entire CGI Facility by refinancing such amounts owed under the Amended Credit Facility.

Management Information System

We believe that our management information system, which is utilized by each of our dealerships and was developed over a number of years through cooperative efforts with a common vendor, enhances our ability to integrate successfully the operations of our dealerships and future acquisitions, facilitates the interchange of information, and enhances cross-selling opportunities throughout our company. The system integrates each level of operations on a company-wide basis, including purchasing, inventory, receivables, financial reporting, budgeting, and sales management. The system enables us to monitor each dealership's operations in order to identify quickly areas requiring additional focus and to manage inventory. The system also provides sales representatives with prospect and customer information that aids them in tracking the status of their contacts with prospects, automatically generates follow-up correspondence to such prospects, facilitates the availability of a particular boat company-wide, locates boats needed to satisfy a particular customer request, and monitors the maintenance and service needs of customers' boats. Company representatives also utilize the system to assist in arranging financing and insurance packages.

Brunswick Agreement Relating to Acquisitions

We and the Sea Ray Division of Brunswick are parties to an agreement extending through December 2015 that provides a process for the acquisition of additional Sea Ray boat dealers that we elect to acquire. Under the agreement, acquisitions of Sea Ray dealers will be mutually agreed upon by us and Sea Ray with reasonable efforts to be made to include a balance of Sea Ray dealers that have been successful and those that have not been. The agreement provides that Sea Ray will not unreasonably withhold its consent to any proposed acquisition of a Sea Ray dealer by us, subject to the conditions set forth in the agreement. Among other things, the agreement provides for us to provide Sea Ray with a business plan for each proposed acquisition, including historical financial and five-year projected financial information regarding the acquisition candidate; marketing and advertising plans; service capabilities and managerial and staff personnel; information regarding the ability of the candidate to achieve performance standards within designated periods; and information regarding the success of our previous acquisitions of Sea Ray dealers. The agreement also contemplates Sea Ray reaching a good faith determination whether the acquisition would be in its best interest based on our dedication and focus of resources on the Sea Ray brand and Sea Ray's consideration of any adverse effects that the approval would have on the resulting territory configuration of adjacent or other dealers and the absence of any violation of applicable laws or rights granted by Sea Ray to others.

Dealer Agreements with Brunswick

Brunswick, through its Sea Ray division, and we, through our dealerships, are parties to Sales and Service Agreements relating to Sea Ray products extending through June 2015. Each of these dealer agreements appoints one of our dealerships as a dealer for the retail sale, display, and servicing of designated Sea Ray products, parts, and accessories currently or in the future sold by Sea Ray. Each dealer agreement designates a designated geographical territory for the dealer, which is exclusive to the dealer as long as the dealer is not in breach of the material obligations and performance standards under the agreement and Sea Ray's then current material policies and programs following notice and the expiration of any applicable cure periods without cure. Each dealer agreement also specifies retail locations, which the dealer may not close, change, or add to without the prior written consent of Sea Ray, provided that Sea Ray may not unreasonably withhold its consent. Each dealer agreement also restricts the dealer from selling, advertising (other than in recognized and established marine publications), soliciting for sale, or offering for resale any Sea Ray products outside its territory without the prior written consent of Sea Ray as long as similar restrictions also apply to all domestic Sea Ray dealers selling comparable Sea Ray products. In addition, each dealer agreement provides for the lowest product prices charged by Sea Ray from time to time to other domestic Sea Ray dealers, subject to the dealer meeting all the requirements and conditions of Sea Ray's applicable programs and the right of Sea Ray in good faith to charge lesser prices to other dealers to meet existing competitive circumstances, for unusual and non-ordinary business circumstances, or for limited duration promotional programs.

Among other things, each dealer agreement requires the applicable dealer to

- devote its best efforts to promote, display, advertise, and sell Sea Ray products at each of its retail locations in accordance with the agreement and applicable laws;
- display and utilize at each of its retail locations signs, graphics, and image elements with Sea Ray's identification that positively reflect the Sea Ray image and promote the retail sale of Sea Ray products;
- purchase and maintain at all times sufficient inventory of current Sea Ray products to meet the reasonable demand of customers at each of its locations and to meet Sea Ray's applicable minimum inventory requirements;
- maintain at each retail location, or at another acceptable location, a service department that is properly staffed and equipped to service Sea Ray products promptly and professionally and to maintain parts and supplies to service Sea Ray products properly on a timely basis;
- perform all necessary product rigging, installation, and inspection services prior to delivery to purchasers in accordance with Sea Ray's standards and perform post-sale services of all Sea Ray products sold by the dealer and brought to the dealer for service;
- provide or arrange for warranty and service work for Sea Ray products regardless of the selling dealer or condition of sale;
- exercise reasonable efforts to address circumstances in which another dealer has made a sale to an original retail purchaser who permanently resides within the dealer's territory where such sale is contrary to the selling dealer's Sales and Service Agreement;
- provide appropriate instructions to purchasers on how to obtain warranty and service work from the dealer;
- furnish product purchasers with Sea Ray's limited warranty on new products and with information and training as to the safe and proper operation and maintenance of the products;
- assist Sea Ray in performing any product defect and recall campaigns;
- achieve sales performance in accordance with fair and reasonable standards and sales levels established by Sea Ray in consultation with the dealer based on factors such as population, sales potential, market share percentage of Sea Ray products sold in the territory compared with competitive products sold in the territory, local economic conditions, competition, past sales history, number of retail locations, and other special circumstances that may affect the sale of Sea Ray products or the dealer, in each case consistent with standards established for all domestic Sea Ray dealers selling comparable products;
- provide designated financial information that are truthful and accurate;
- conduct its business in a manner that preserves and enhances the reputation and goodwill of both Sea Ray and the dealer for providing quality products and services;
- maintain the financial ability to purchase and maintain on hand and display Sea Ray's current product models;
- maintain customer service ratings in compliance with Sea Ray's criteria;
- comply with those dealer's obligations that may be imposed or established by Sea Ray applicable to all domestic Sea Ray dealers;
- maintain a financial condition that is adequate to satisfy and perform its obligations under the agreement;
- achieve within designated time periods or maintain Master dealer status (which is Sea Ray's highest performance status) or other applicable certification requirements as established from time to time by Sea Ray applicable to all domestic Sea Ray dealers;
- notify Sea Ray of the addition or deletion of any retail locations;
- sell Sea Ray products only on the basis of Sea Ray's published applicable limited warranty and make no other warranty or representations concerning the limited warranty, expressed or implied, either verbally or in writing;
- provide timely warranty service on all Sea Ray products presented to the dealer by purchasers in accordance with Sea Ray's then current warranty program applicable to all domestic Sea Ray dealers selling comparable Sea Ray products; and
- provide Sea Ray with access to the dealer's books and records and such other information as Sea Ray may reasonably request to verify the accuracy of the warranty claims submitted to Sea Ray by the dealer with regard to such warranty claims.

Sea Ray has agreed to indemnify each of our dealers against any losses to third parties resulting from Sea Ray's negligent acts or omissions involving the design or manufacture of any of its products or any breach by it of the agreement. Each of our dealers has agreed to indemnify Sea Ray against any losses to third parties resulting from the dealer's negligent acts or omissions involving the dealer's application, use, or repair of Sea Ray products, statements or representation not specifically authorized by Sea Ray, the installation of any after market components or any other modification or alteration of Sea Ray products, and any breach by the dealer of the agreement.

Each dealer agreement may be terminated:

- by Sea Ray, upon 60 days prior written notice, if the dealer fails or refuses to place a minimum stocking order of the next model year's products in accordance with requirements applicable to all Sea Ray dealers generally or fails to meet its financial obligations as they become due to Sea Ray or to the dealer's lenders;
- by Sea Ray or the dealer, upon 60 days written notice to the other, in the event of a breach or default by the other with any of the of the material obligations, performance standards, covenants, representations, warranties, or duties imposed by the agreement or the Sea Ray manual that has not been cured within 60 days of the notice of the claimed deficiency or within a reasonable period when the cure cannot be completed within a 60-day period, or at the end of the 60-day period without the opportunity to cure when the cause constitutes bad faith;
- by Sea Ray or the dealer if the other makes a fraudulent misrepresentation that is material to the agreement or the other engages in an incurable act of bad faith;
- by Sea Ray or the dealer in the event of the insolvency, bankruptcy, or receivership of the other;
- by Sea Ray in the event of the assignment of the agreement by the dealer without the prior written consent of Sea Ray;
- by Sea Ray upon at least 15 days' prior written notice in the event of the failure to pay any sums due and owing to Sea Ray that are not disputed in good faith; and
- upon the mutual consent of Sea Ray and the dealer.

Dealer Agreements with Azimut

We are parties to Dealership Agreements with Azimut Benetti S.P.a. for the retail sale, display, and servicing of designated Azimut products and parts sold by Azimut. The Dealership Agreements extend through September 1, 2015, subject to additional one year periods added each year provided that we are able to agree in good faith on acceptable retail sales goals. The dealership agreements grant us the exclusive right to sell the Azimut products and parts in designated geographical areas. Among other things, each dealership agreement requires the applicable dealer to:

- display the Azimut products in the most appropriate and effective manner;
- maintain an adequate inventory of Azimut products and meet mutually agreed upon minimum purchase requirements;
- use commercially reasonable best efforts to establish the best image for Azimut and to promote the sales of the products;
- operate through at least one permanent office to ensure adequate promotion of the products;
- maintain adequate signage to show Azimut at its offices or service yards;
- promote the products at various events and meetings;
- advertise and market the products in accordance with agreed upon marketing plans and budgets;
- attend boat shows and display a full range of boats;
- maintain appropriate and adequate after-sale service;
- provide assistance under warranty for all boats in the geographical area;
- comply with Azimut's warranty procedures; and
- perform maintenance services for Azimut boats.

Azimut has agreed to indemnify each of our dealers against any losses resulting from an alleged breach of warranty or injury or damage caused by a defect in design, manufacture or assembly of a product. Each of our dealers has agreed to indemnify Azimut against any losses resulting from the dealer's failure to comply with any material obligation with respect to a product or customer; any actual negligence, errors or omissions in connection with the sale, preparation, repairs, or service of products; any modification of products except as approved by Azimut; a breach of any material agreement; or unauthorized warranties, misleading statements, misrepresentations or deceptive or unfair practices.

Each dealer agreement may be terminated upon 30 days prior written notice in event that the defaulting party has not remedied a default during such period, in the event of any of the following:

- by Azimut or dealer, for failure of the other to maintain a necessary license;
- by Azimut or dealer, for the change, transfer, or attempted transfer by the other party of the whole or any part of the agreement other than to an affiliate as part of a corporate restructuring or any change in control without the prior consent of Azimut;
- by Azimut or dealer, for the knowing submission of an intentional fraudulent statement, application, request, refund, credit, or warranty claim;
- by Azimut or dealer, for the knowing use of a deceptive or fraudulent practice in the sale of a product;
- by Azimut or dealer, for the indictment for or conviction of a crime or violation of law which will have an adverse and material effect on the other's reputation or operations;
- by Azimut or dealer, for the other entering into an agreement or understanding to fix prices for the products;
- by dealer for Azimut's material and continuous failure to supply product or appointing another dealer in the territory or failure to fulfill warranty obligations;
- by Azimut for dealer's abandonment of operations or failure to maintain business as a going concern;
- by Azimut for dealer's material and continuous failure to represent, promote, sell, or service the products, achieve minimum yearly sales or comply with purchase orders as agreed by the parties considering various factors such as the economy, the Euro, product availability, and growth potential;
- by Azimut or dealer for the insolvency, bankruptcy, commencement of bankruptcy proceedings, appointment of a receiver or other officer with similar powers, levy under attachment, garnishment or execution, or similar process, which is not vacated or removed within ten days; and
- by mutual agreement of the dealer and Azimut.

Upon termination of the dealer agreements by Azimut without cause, termination by dealer with cause and nonrenewal and expiration, Azimut is required to repurchase unsold inventory within sixty days of termination.

Employees

As of September 30, 2013, we had 1,227 employees, 1,163 of whom were in store-level operations and 64 of whom were in corporate administration and management. We are not a party to any collective bargaining agreements. We consider our relations with our employees to be excellent.

Trademarks and Service Marks

We have registered trade names and trademarks with the U.S. Patent and Trademark Office for various names, including "MarineMax," "MarineMax Getaways," "MarineMax Care," "Delivering the Dream," "MarineMax Delivering the Boating Dream," "Newcoast Financial Services," "MarineMax Boating Gear Center," "MarineMax Vacations," and "Women on Water." We have registered the name "MarineMax" in the European Community. We have trade names and trademarks registered in Canada for various names, including "MarineMax," "Delivering the Dream," and "The Water Gene." We have various trade name and trademark applications including "MarineMax," "United by Water," and "Maximizing Your Enjoyment on Water" pending in Australia, Brazil, China, Cuba, European Union, and India. There can be no assurance that any of these applications will be granted.

Seasonality and Weather Conditions

Our business, as well as the entire recreational boating industry, is highly seasonal, with seasonality varying in different geographic markets. Over the three-year period ended September 30, 2013, the average revenue for the quarters ended December 31, March 31, June 30, and September 30 represented approximately 18%, 26%, 30%, and 26%, respectively, of our average annual revenues. With the exception of Florida, we generally realize significantly lower sales and higher levels of inventories and related short-term borrowings, in the quarterly periods ending December 31 and March 31. The onset of the public boat and recreation shows in January generally stimulates boat sales and typically allows us to reduce our inventory levels and related short-term borrowings throughout the remainder of the fiscal year.

Our business is also subject to weather patterns, which may adversely affect our results of operations. For example, prolonged winter conditions, drought conditions (or merely reduced rainfall levels) or excessive rain, may limit access to area boating locations or render boating dangerous or inconvenient, thereby curtailing customer demand for our products. In addition, unseasonably cool weather and prolonged winter conditions may lead to a shorter selling season in certain locations. Hurricanes and other storms could result in disruptions of our operations or damage to our boat inventories and facilities, as has been the case when Florida and other markets were affected by hurricanes. Although our geographic diversity is likely to reduce the overall impact to us of adverse weather conditions in any one market area, these conditions will continue to represent potential, material adverse risks to us and our future financial performance.

Environmental and Other Regulatory Issues

Our operations are subject to extensive regulation, supervision, and licensing under various federal, state, and local statutes, ordinances, and regulations. While we believe that we maintain all requisite licenses and permits and are in compliance with all applicable federal, state, and local regulations, there can be no assurance that we will be able to maintain all requisite licenses and permits. The failure to satisfy those and other regulatory requirements could have a material adverse effect on our business, financial condition, and results of operations. The adoption of additional laws, rules, and regulations could also have a material adverse effect on our business. Various federal, state, and local regulatory agencies, including the Occupational Safety and Health Administration, or OSHA, the United States Environmental Protection Agency, or EPA, and similar federal and local agencies, have jurisdiction over the operation of our dealerships, repair facilities, and other operations with respect to matters such as consumer protection, workers' safety, and laws regarding protection of the environment, including air, water, and soil.

The EPA has various air emissions regulations for outboard marine engines that impose more strict emissions standards for two-cycle, gasoline outboard marine engines. The majority of the outboard marine engines we sell are manufactured by Mercury Marine. Mercury Marine's product line of low-emission engines, including the OptiMax, Verado, and other four-stroke outboards, have achieved the EPA's mandated 2006 emission levels. Any increased costs of producing engines resulting from EPA standards, or the inability of our manufacturers to comply with EPA requirements, could have a material adverse effect on our business.

Certain of our facilities own and operate underground storage tanks, or USTs, for the storage of various petroleum products. The USTs are generally subject to federal, state, and local laws and regulations that require testing and upgrading of USTs and remediation of contaminated soils and groundwater resulting from leaking USTs. In addition, if leakage from company-owned or operated USTs migrates onto the property of others, we may be subject to civil liability to third parties for remediation costs or other damages. Based on historical experience, we believe that our liabilities associated with UST testing, upgrades, and remediation are unlikely to have a material adverse effect on our financial condition or operating results.

As with boat dealerships generally, and parts and service operations in particular, our business involves the use, handling, storage, and contracting for recycling or disposal of hazardous or toxic substances or wastes, including environmentally sensitive materials, such as motor oil, waste motor oil and filters, transmission fluid, antifreeze, freon, waste paint and lacquer thinner, batteries, solvents, lubricants, degreasing agents, gasoline, and diesel fuels.

Accordingly, we are subject to regulation by federal, state, and local authorities establishing requirements for the use, management, handling, and disposal of these materials and health and environmental quality standards, and liability related thereto, and providing penalties for violations of those standards. We are also subject to laws, ordinances, and regulations governing investigation and remediation of contamination at facilities we operate to which we send hazardous or toxic substances or wastes for treatment, recycling, or disposal.

We do not believe we have any material environmental liabilities or that compliance with environmental laws, ordinances, and regulations will, individually or in the aggregate, have a material adverse effect on our business, financial condition, or results of operations. However, soil and groundwater contamination has been known to exist at certain properties owned or leased by us. We have also been required and may in the future be required to remove aboveground and underground storage tanks containing hazardous substances or wastes. As to certain of our properties, specific releases of petroleum have been or are in the process of being remedied in accordance with state and federal guidelines. We are monitoring the soil and groundwater as required by applicable state and federal guidelines. In addition, the shareholders of the acquired dealers have indemnified us for specific environmental issues identified on environmental site assessments performed by us as part of the acquisitions. We maintain insurance for pollutant cleanup and removal. The coverage pays for the expenses to extract pollutants from land or water at the insured property, if the discharge, dispersal, seepage, migration, release, or escape of the pollutants is caused by or results from a covered cause of loss. We also have additional storage tank liability insurance and "Superfund" coverage where applicable. In addition, certain of our retail locations are located on waterways that are subject to federal or state laws regulating navigable waters (including oil pollution prevention), fish and wildlife, and other matters.

Three of the properties we own were historically used as gasoline service stations. Remedial action with respect to prior historical site activities on these properties has been completed in accordance with federal and state law. Also, one of our properties is within the boundaries of a "Superfund" site, although it has not been nor is expected to be identified as a contributor to the contamination in the area. We, however, do not believe that these environmental issues will result in any material liabilities to us.

Additionally, certain states have required or are considering requiring a license in order to operate a recreational boat. While such licensing requirements are not expected to be unduly restrictive, regulations may discourage potential first-time buyers, thereby limiting future sales, which could adversely affect our business, financial condition, and results of operations.

Product Liability

The products we sell or service may expose us to potential liabilities for personal injury or property damage claims relating to the use of those products. Historically, the resolution of product liability claims has not materially affected our business. Our manufacturers generally maintain product liability insurance, and we maintain third-party product liability insurance, which we believe to be adequate. However, we may experience legal claims in excess of our insurance coverage, and those claims may not be covered by insurance. Furthermore, any significant claims against us could adversely affect our business, financial condition, and results of operations and result in negative publicity. Excessive insurance claims also could result in increased insurance premiums.

Competition

We operate in a highly competitive environment. In addition to facing competition generally from recreation businesses seeking to attract consumers' leisure time and discretionary spending dollars, the recreational boat industry itself is highly fragmented, resulting in intense competition for customers, quality products, boat show space, and suitable retail locations. We rely to a certain extent on boat shows to generate sales. Our inability to participate in boat shows in our existing or targeted markets could have a material adverse effect on our business, financial condition, and results of operations.

We compete primarily with single-location boat dealers and, with respect to sales of marine equipment, parts, and accessories, with national specialty marine stores, catalog retailers, sporting goods stores, and mass merchants. Competition among boat dealers is generally based on the quality of available products, the price and value of the products, and attention to customer service. There is significant competition both within markets we currently serve and in new markets that we may enter. We compete in each of our markets with retailers of brands of boats and engines we do not sell in that market. In addition, several of our competitors, especially those selling boating accessories, are large national or regional chains that have substantial financial, marketing, and other resources. However, we believe that our integrated corporate infrastructure and marketing and sales capabilities, our cost structure, and our nationwide presence enable us to compete effectively against these companies. Private sales of used boats represent an additional significant source of competition.

Executive Officers

The following table sets forth information concerning each of our executive officers:

Name	Age	Position
William H. McGill Jr.	69	Chairman of the Board, President, Chief Executive Officer, and Director
Michael H. McLamb	48	Executive Vice President, Chief Financial Officer, Secretary, and Director
Charles A. Cashman	50	Vice President of East Operations
William Brett McGill	45	Vice President of West Operations
Kurt M. Frahn	45	Vice President of Finance, Chief Accounting Officer and Treasurer
Paulee C. Day	44	Vice President, General Counsel, and Assistant Secretary

William H. McGill Jr. has served as the Chief Executive Officer of MarineMax since January 23, 1998 and as the Chairman of the Board and as a director of our company since March 6, 1998. Mr. McGill served as the President of our company from January 23, 1988 until September 8, 2000 and re-assumed the position on July 1, 2002. Mr. McGill was the principal owner and president of Gulfwind USA, Inc., one of our operating subsidiaries, from 1973 until its merger with us.

Michael H. McLamb has served as Executive Vice President of our company since October 2002, as Chief Financial Officer since January 23, 1998, as Secretary since April 5, 1998, and as a director since November 1, 2003. Mr. McLamb served as Vice President and Treasurer of our company from January 23, 1998 until October 22, 2002. Mr. McLamb, a certified public accountant, was employed by Arthur Andersen LLP from December 1987 to December 1997, serving most recently as a senior manager.

Charles A. Cashman has served as Vice President of East Operations of our company since May 2012 and was appointed as an executive officer by our Board of Directors in November 2012. Mr. Cashman served several positions of increasing responsibility, including Sales Consultant, Sales Manager, General Manager, District Manager, and Regional President since joining our company in 1992.

William Brett McGill has served as Vice President of West Operations of our company since May 2012 and was appointed as an executive officer by our Board of Directors in November 2012. Mr. McGill served as one of our Regional Presidents from March 2006 to May 2012, as Vice President of Information Technology, Service and Parts of our company from October 2004 to March 2006, and as Director of Information Services from March 1998. Mr. McGill began his professional career with a software development firm, Integrated Dealer Systems, prior to joining our company in 1996. William Brett McGill is the son of William H. McGill, Jr.

Kurt M. Frahn has served as Vice President of Finance and Treasurer of our company since October 22, 2002 and as Chief Accounting Officer since June 10, 2011. Mr. Frahn served as Director of Taxes and Acquisitions of our company from May 15, 1998 until October 22, 2002. Mr. Frahn was employed by Arthur Andersen LLP from September 3, 1991 until May 15, 1998, serving most recently as a tax consulting manager.

Paulee C. Day has served as Vice President of our company since February 2009 and as General Counsel and Assistant Secretary since January 2003. Ms. Day, an active member of the Florida Bar, was employed by Maxxim Medical from May 1999 to November 2002, serving as Vice President, General Counsel, and Secretary. Prior to that time, Ms. Day was Corporate Attorney at Eckerd Corporation from June 1997 through May 1999 and a corporate attorney at the law firm Trenam, Kemker, Scharf, Barkin, Frye, O'Neill and Mullis, P.A. from January 1995 through June 1997.

Item 1A. Risk Factors

General economic conditions and consumer spending patterns can negatively impact our operating results, and the severe recession that began in late 2007 has adversely affected the boating industry and our company.

General economic conditions and consumer spending patterns can negatively impact our operating results. Unfavorable local, regional, national, or global economic developments or uncertainties regarding future economic prospects could reduce consumer spending in the markets we serve and adversely affect our business. Economic conditions in areas in which we operate dealerships, particularly Florida in which we generated approximately 50%, 49%, and 51% of our revenue during fiscal 2011, 2012, and 2013, respectively, can have a major impact on our operations. Local influences, such as corporate downsizing, military base closings, and inclement weather such as Hurricane Sandy, also could adversely affect our operations in certain markets.

In an economic downturn, consumer discretionary spending levels generally decline, at times resulting in disproportionately large reductions in the sale of luxury goods. Consumer spending on luxury goods also may decline as a result of lower consumer confidence levels, even if prevailing economic conditions are favorable. As a result, an economic downturn could impact us more than certain of our competitors due to our strategic focus on a higher end of our market. Although we have expanded our operations during periods of stagnant or modestly declining industry trends, the cyclical nature of the recreational boating industry or the lack of industry growth could adversely affect our business, financial condition, or results of operations in the future. Any period of adverse economic conditions or low consumer confidence has a negative effect on our business.

Lower consumer spending resulting from a downturn in the housing market and other economic factors adversely affected our business in fiscal 2007, and continued weakness in consumer spending and depressed economic conditions had a substantial negative effect on our business in each subsequent fiscal year, including 2013. Our revenue decreased from $1.2 billion in fiscal 2007, to $885.4 million in fiscal 2008, to $588.6 million in fiscal 2009, to $450.3 million in fiscal 2010, and increased to $480.9 million in fiscal 2011, to $524.5 million in fiscal 2012, and to $584.5 million in fiscal 2013. Our earnings decreased from a net income of $20.1 million in fiscal 2007 to a net loss of $134.3 million in fiscal 2008 (including a $122.1 million goodwill impairment charge), a net loss of $76.8 million in fiscal 2009, net income of $2.5 million in fiscal 2010 (including a $19.2 million tax refund), a net loss of $11.5

million in fiscal 2011, a net income of $1.1 million in fiscal 2012, and a net income of $15.0 million in fiscal 2013 (including a $11.8 million recovery from the Deepwater Horizon Settlement Program). These substantially deteriorating economic and financial conditions have had a greater impact on many other participants in the boating industry, with certain manufacturers and dealers ceasing business operations or filing for bankruptcy. While the reduction in boating industry participants might have a long-term positive impact on our company's competitive position, on a market by market basis, we are facing and expect to continue to face short-term competitive pressure resulting from decreased selling prices as a result of forced sales due to a competitor failing in the market place.

These conditions have caused us to reduce substantially our acquisition program, delay new store openings, reduce our inventory purchases, engage in inventory reduction efforts, close a number of our retail locations, reduce our headcount, and amend and replace our credit facility. While we believe the steps we have taken to date will enable us to emerge from the current economic environment as a stronger and more profitable company, we cannot predict the length or severity of these unfavorable economic, financial, or industry conditions or the extent to which they will adversely affect our operating results nor can we predict the effectiveness of the measures we have taken to address this environment or whether additional measures will be necessary. A continuation of depressed economic or industry factors could have additional negative effects on our company, including interfering with our supply of certain brands by manufacturers, reduced marketing and other support by manufacturers, decreased revenue, additional pressures on margins, and our failure to satisfy covenants under our credit agreement.

The availability and costs of borrowed funds can adversely affect our ability to obtain adequate boat inventory and the ability and willingness of our customers to finance boat purchases.

The availability and costs of borrowed funds can adversely affect our ability to obtain and maintain adequate boat inventory and the holding costs of that inventory as well as the ability and willingness of our customers to finance boat purchases. As of September 30, 2013, we had no long-term debt. We rely on our credit facilities to purchase and maintain our inventory of boats. Our ability to borrow under our credit facilities depends on our ability to continue to satisfy our covenants and other obligations under our credit facilities. The aging of our inventory limits our borrowing capacity as defined provisions in our credit facilities reduce the allowable advance rate as our inventory ages. Our access to funds under our credit facilities also depends upon the ability of our lenders, to meet their funding commitments, particularly if they experience shortages of capital or experience excessive volumes of borrowing requests from others during a short period of time. A continuation of depressed economic conditions, weak consumer spending, turmoil in the credit markets, and lender difficulties, among other potential reasons, could interfere with our ability to maintain compliance with our debt covenants and to utilize our credit facilities to fund our operations. Accordingly, it may be necessary for us to close additional stores, further reduce our expense structure, or modify the covenants with our lenders. Any inability to utilize our credit facilities or the acceleration of amounts owed, resulting from a covenant violation, insufficient collateral, or lender difficulties, could require us to seek other sources of funding to repay amounts outstanding under our credit facilities or replace or supplement our credit facilities, which may not be possible at all or under commercially reasonable terms.

Our Amended Credit Facility with GE Commercial Distribution Finance Corporation provides a floor plan financing commitment of up to $205 million, and the CGI Facility provides a remaining floor plan financing commitment of $21 million. The collateral for our Amended Credit Facility is all of our personal property with certain limited exceptions, and our collateral for the CGI Facility is our Azimut Yacht inventory financed by the CGI Facility. None of our real estate has been pledged as collateral under either facility. As of September 30, 2013, we were in compliance with all of the credit facilities' covenants and our additional available borrowings under our credit facilities were approximately $34.8 million based upon the outstanding borrowing base availability. On October 16, 2013, the Company paid off the entire CGI Facility by refinancing such amounts owed under the Amended Credit Facility.

Similarly, decreases in the availability of credit and increases in the cost of credit adversely affect the ability of our customers to purchase boats from us and thereby adversely affect our ability to sell our products and impacts the profitability of our finance and insurance activities. Tight credit conditions during each fiscal year beginning with fiscal 2008 and continuing through fiscal 2011 adversely affected the ability of customers to finance boat purchases, which had a negative affect on our operating results.

Our strategies to enhance our performance may not be successful.

We are increasing our efforts to grow our financing and insurance, parts and accessory, service, yacht charter, and boat storage businesses to better serve our customers and thereby increase revenue and improve profitability as a result of these higher margin businesses. In addition, we have implemented programs to increase the sale over the Internet of used boats, parts, accessories, and a wide range of boating supplies and products. These efforts and programs are designed to increase our revenue and reduce our dependence on the sale of new boats. These business initiatives will require us to add personnel, invest capital, enter businesses in which we do not have extensive experience, and encounter substantial competition. As a result, our strategies to enhance our performance may not be successful and we may increase our expenses or write off such investments if not successful.

Our success depends to a significant extent on the well being, as well as the continued popularity and reputation for quality of the boating products, of our manufacturers, particularly Brunswick's Sea Ray, Boston Whaler, and Meridian boat lines and Azimut-Benetti Group's Azimut products.

Approximately 38% of our revenue in fiscal 2013 resulted from sales of new boats manufactured by Brunswick, including approximately 25% from Brunswick's Sea Ray division and approximately 13% from Brunswick's other divisions. Additionally, approximately 13% of our revenue in fiscal 2013 resulted from sales of new boats manufactured by Azimut-Benetti Group. The remainder of our fiscal 2013 revenue from new boat sales resulted from sales of products from a limited number of other manufacturers, none of which accounted for more than 10% of our revenue.

We depend on our manufacturers to provide us with products that compare favorably with competing products in terms of quality, performance, safety, and advanced features, including the latest advances in propulsion and navigation systems. Any adverse change in the production efficiency, product development efforts, technological advancement, marketplace acceptance, marketing capabilities, and financial condition of our manufacturers, particularly Brunswick and Azimut-Benetti Group given our reliance on Sea Ray, Bayliner, Boston Whaler, Meridian and Azimut, would have a substantial adverse impact on our business. Any difficulties encountered by any of our manufacturers, particularly Brunswick and Azimut-Benetti Group, resulting from economic, financial, or other factors could adversely affect the quality and amount of products that they are able to supply to us and the services and support they provide to us.

The interruption or discontinuance of the operations of Brunswick, Azimut-Benetti Group, or other manufacturers could cause us to experience shortfalls, disruptions, or delays with respect to needed inventory. Although we believe that adequate alternate sources would be available that could replace any manufacturer other than Brunswick and Azimut-Benetti Group as a product source, those alternate sources may not be available at the time of any interruption, and alternative products may not be available at comparable quality and prices.

We maintain dealer agreements with Brunswick covering Sea Ray products. Each dealer agreement has a multi-year term and provides for the lowest product prices charged by the Sea Ray division of Brunswick from time to time to other domestic Sea Ray dealers. These terms are subject to:

- the dealer meeting all the requirements and conditions of Sea Ray's applicable programs; and
- the right of Brunswick in good faith to charge lesser prices to other dealers
  - to meet existing competitive circumstances;
  - for unusual and non-ordinary business circumstances; or
  - for limited duration promotional programs.

Each dealer agreement designates a specific geographical territory for the dealer, which is exclusive to the dealer so long as the dealer is not in breach of the material obligations and performance standards under the agreement and Sea Ray's then current material policies and programs following notice and the expiration of any applicable cure periods without cure.

In March 2006, we became the exclusive dealer for Azimut-Benetti Group's Azimut product line for the Northeast United States. Our geographic territory was expanded to include Florida in September 2008 and to the entire country in July 2012. The Azimut dealer agreement provides a geographic territory to promote the product line and to network with the appropriate clientele through various independent locations designated for Azimut retail sales. Our dealer agreement is multi-year term but requires us to be in compliance with its terms and conditions.

As is typical in the industry, we generally deal with manufacturers, other than the Sea Ray division of Brunswick and Azimut, under renewable annual dealer agreements. These agreements do not contain any contractual provisions concerning product pricing or required purchasing levels. Pricing is generally established on a model year basis, but is subject to change in the manufacturer's sole discretion. Any change or termination of these arrangements for any reason could adversely affect product availability and cost and our financial performance.

Boat manufacturers exercise substantial control over our business.

We depend on our dealer agreements. Through dealer agreements, boat manufacturers, including Brunswick and Azimut, exercise significant control over their dealers, restrict them to specified locations, and retain approval rights over changes in management and ownership, among other things. The continuation of our dealer agreements with most manufacturers, including Brunswick and Azimut, depends upon, among other things, our achieving stated goals for customer satisfaction ratings and market share penetration in the market served by the applicable dealership. Failure to meet the customer satisfaction, market share goals, and other conditions set forth in any dealer agreement could have various consequences, including the following:

- the termination of the dealer agreement;
- the imposition of additional conditions in subsequent dealer agreements;
- limitations on boat inventory allocations;
- reductions in reimbursement rates for warranty work performed by the dealer;
- loss of certain manufacturer to dealer incentives;
- denial of approval of future acquisitions; or
- the loss of exclusive rights to sell in the geographic territory.

These events could have a material adverse effect on our competitive position and financial performance.

The failure to receive rebates and other dealer incentives on inventory purchases or retail sales could substantially reduce our margins.

We rely on manufacturers' programs that provide incentives for dealers to purchase and sell particular boat makes and models or for consumers to buy particular boat makes or models. Any eliminations, reductions, limitations, or other changes relating to rebate or incentive programs that have the effect of reducing the benefits we receive, whether relating to the ability of manufacturers to pay or our ability to qualify for such incentive programs, could increase the effective cost of our boat purchases, reduce our margins and competitive position, and have a material adverse effect on our financial performance.

Fuel prices and supply may affect our business.

All of the recreational boats we sell are powered by diesel or gasoline engines. Consequently, an interruption in the supply, or a significant increase in the price or tax on the sale of fuel on a regional or national basis could have a material adverse effect on our sales and operating results. Increases in fuel prices (such as those that occurred during fiscal 2008) negatively impact boat sales. At various times in the past, diesel or gasoline fuel has been difficult to obtain. The supply of fuels may be interrupted, rationing may be imposed, or the price of or tax on fuels may significantly increase in the future, adversely impacting our business.

The availability of boat insurance is critical to our success.

The ability of our customers to secure reasonably affordable boat insurance that is satisfactory to lenders that finance our customers' purchases is critical to our success. Historically, affordable boat insurance has been available. With the hurricanes that have impacted the state of Florida and other markets over the past several years, insurance rates have escalated and insurance coverage has become more difficult to obtain. In addition, as a severe storm approaches land, insurance providers cease underwriting until the storm has passed. This loss of insurance prevents lenders from lending. As a result, sales of boats can be temporarily halted making our revenue difficult to predict and causing sales to be delayed or potentially cancelled. Any difficulty of customers to obtain affordable boat insurance could impede boat sales and adversely affect our business.

Other recreational activities and poor industry perception can adversely affect the levels of boat purchases.

Other recreational activities and poor industry perception can adversely affect the levels of boat purchases. As a seller of high-end consumer products, we must compete for discretionary spending with a wide variety of other recreational activities and consumer purchases. In addition, perceived hassles of boat ownership and relatively poor customer service and customer education throughout the retail boat industry represent impediments to boat purchases. Our customer-centric strategy is intended to overcome these perceptions.

Adverse federal tax policies can have a negative effect on us.

Changes in federal and state tax laws, such as an imposition of luxury taxes on new boat purchases, increases in prevailing tax rates, and removal of certain interest deductions, also influence consumers' decisions to purchase products we offer and could have a negative effect on our sales. For example, during 1991 and 1992, the federal government imposed a luxury tax on new recreational boats with sales prices in excess of $100,000, which coincided with a sharp decline in boating industry sales from a high of more than $17.9 billion in 1988 to a low of $10.3 billion in 1992. Any increase in tax rates, including those on capital gains and dividends, particularly those on high-income taxpayers, could adversely affect our boat sales.

The expansion and success of our on-line businesses depends on our ability to provide quality service to our Internet customers, and our future growth will be negatively impacted if we are not able to provide such services.

Our on-line businesses are subject to a number of risks and uncertainties that are beyond our control, including the following:

- changes in technology;
- changes in consumer willingness to purchase products via the Internet, including increases in consumer privacy concerns relating to the Internet;
- increases in software filters that may inhibit our ability to market our products and services over the Internet;
- changes in applicable federal and state regulation, such as the Federal Trade Commission Act, the Fair Credit Reporting Act, and the Gramm-Leach-Bliley Act and similar types of international laws;
- failure of our Internet service providers to perform their services properly and in a timely and efficient manner;
- failures in our infrastructure or by third parties, such as telephone or electric power service, resulting in website downtime or other problems;
- failure by us to process on-line customer orders accurately and timely, which may negatively impact both future on-line and in-store purchases by such customers;
- inability of our suppliers to provide warehousing and fulfillment services, which may negatively impact future on-line purchases by customers;
- our failure to assess and evaluate our suppliers to ensure that we offer products that are desired by boating enthusiasts;
- the potential exposure to liability with respect to third-party information, including copyright or trademark infringement or other wrongful acts of third parties; false or erroneous information provided by third parties; or illegal activities by third parties, such as the sale of stolen boats or other goods; and
- changing laws, rules, and regulations, such as the imposition of taxes, that could affect the desire of consumers to purchase goods over the Internet.

If we are not able to provide satisfactory service to our Internet customers, our future growth will be adversely affected. Further, we may also be vulnerable to competitive pressures from the growing e-commerce activity in our market, both as they may impact our own on-line business, and as they may impact the operating results and investment values of our existing physical locations.

We recently implemented new business initiatives that involve expenses but have not produced meaningful revenue.

We recently implemented programs to increase our sale over the Internet of used boats and a wide range of boating parts, accessories, supplies, and products; the sale of boats, boating parts, and accessories, as well as the offer of finance and insurance, or F&I, products at various offsite locations; and the charter of power and sailing yachts in the British Virgin Islands. None of these recently implemented programs have produced any meaningful revenue to date. We can provide no assurance whether these programs will be successful or that we will recover the costs we have incurred in their implementation.

Our recently launched yacht charter business exposes us to certain risks.

Our recently launched yacht charter business entails the sale by us of specifically designed yachts to third parties for inclusion in our yacht charter fleet; a yacht management agreement under which yacht owners enable us to put their yachts in our yacht charter program for a period of four to five years for a fixed monthly fee payable by us; our services in storing, insuring, and maintaining their yachts; and the charter by us of these yachts to vacation customers at agreed fees payable to us. Our failure to find purchasers for yachts intended for our charter fleet will increase our boat inventory and related operating costs; lack of sales into our charter fleet may result in increased losses due to market adjustments of our yacht charter inventory; and our failure to generate a sufficient number of vacation charter customers will require us to absorb all the costs of the monthly fees to the yacht owners as well as other operating costs.

Customers consider safety and reliability a primary concern in selecting a yacht charter provider. The yacht charter business may present a number of safety risks, including catastrophic disaster, adverse weather and marine conditions, mechanical failure and collision. If we are unable to maintain acceptable records for safety and reliability, our ability to retain current customers and attract new customers may be adversely affected. Additionally, any safety issue encountered during a yacht charter may result in claims against us as well as negative publicity. These events could have a material adverse effect on the competitive position and financial performance of both our yacht charter business and our core boat sales business.

The yacht charter business is also highly fragmented, consisting primarily of local operators and franchisees. Competition among charter operators is based on location, the type and size of yachts offered, charter rates, destinations serviced, and attention to customer service. Yacht charters also face competition from other travel and leisure options, including, but not limited to, cruises, hotels, resorts, theme parks, organized tours, land-based casino operators, and vacation ownership properties. We therefore risk losing business not only to other charter operators, but also to vacation operators that provide such alternatives.

Our success depends, in part, on our ability to continue to make successful acquisitions and to integrate the operations of acquired dealers and each dealer we acquire in the future.

Since March 1, 1998, we have acquired 23 recreational boat dealers, two boat brokerage operations, and two full-service yacht repair facilities. Each acquired dealer operated independently prior to its acquisition by us. Our success depends, in part, on our ability to continue to make successful acquisitions and to integrate the operations of acquired dealers, including centralizing certain functions to achieve cost savings and pursuing programs and processes that promote cooperation and the sharing of opportunities and resources among our dealerships. We may not be able to oversee the combined entity efficiently or to implement effectively our growth and operating strategies. To the extent that we successfully pursue our acquisition strategy, our resulting growth will place significant additional demands on our management and infrastructure. Our failure to pursue successfully our acquisition strategies or operate effectively the combined entity could have a material adverse effect on our rate of growth and operating performance.

Unforeseen expenses, difficulties, and delays frequently encountered in connection with rapid expansion through acquisitions could inhibit our growth and negatively impact our profitability.

Our growth strategy of acquiring additional recreational boat dealers involves significant risks. This strategy entails reviewing and potentially reorganizing acquired business operations, corporate infrastructure and systems, and financial controls. Unforeseen expenses, difficulties, and delays frequently encountered in connection with rapid expansion through acquisitions could inhibit our growth and negatively impact our profitability. We may be unable to identify suitable acquisition candidates or to complete the acquisitions of candidates that we identify. Increased competition for acquisition candidates or increased asking prices by acquisition candidates may increase purchase prices for acquisitions to levels beyond our financial capability or to levels that would not result in the returns required by our acquisition criteria. Acquisitions also may become more difficult or less attractive in the future as we acquire more of the most attractive dealers. In addition, we may encounter difficulties in integrating the operations of acquired dealers with our own operations or managing acquired dealers profitably without substantial costs, delays, or other operational or financial problems.

We may issue common or preferred stock and incur substantial indebtedness in making future acquisitions. The size, timing, and integration of any future acquisitions may cause substantial fluctuations in operating results from quarter to quarter. Consequently, operating results for any quarter may not be indicative of the results that may be achieved for any subsequent quarter or for a full fiscal year. These fluctuations could adversely affect the market price of our common stock.

Our ability to continue to grow through the acquisition of additional dealers will depend upon various factors, including the following:

- the availability of suitable acquisition candidates at attractive purchase prices;
- the ability to compete effectively for available acquisition opportunities;
- the availability of borrowed funds or common stock with a sufficient market price to complete the acquisitions;
- the ability to obtain any requisite manufacturer or governmental approvals;
- the ability to obtain approval of our lenders under our current credit agreement; and
- the absence of one or more manufacturers attempting to impose unsatisfactory restrictions on us in connection with their approval of acquisitions.

As a part of our acquisition strategy, we frequently engage in discussions with various recreational boat dealers regarding their potential acquisition by us. In connection with these discussions, we and each potential acquisition candidate exchange confidential operational and financial information, conduct due diligence inquiries, and consider the structure, terms, and conditions of the potential acquisition. In certain cases, the prospective acquisition candidate agrees not to discuss a potential acquisition with any other party for a specific period of time, grants us an option to purchase the prospective dealer for a designated price during a specific time period, and agrees to take other actions designed to enhance the possibility of the acquisition, such as preparing audited financial information and converting its accounting system to the system specified by us. Potential acquisition discussions frequently take place over a long period of time and involve difficult business integration and other issues, including in some cases, management succession and related matters. As a result of these and other factors, a number of potential acquisitions that from time to time appear likely to occur do not result in binding legal agreements and are not consummated.

We may be required to obtain the consent of Brunswick and various other manufacturers prior to the acquisition of other dealers.

In determining whether to approve acquisitions, manufacturers may consider many factors, including our financial condition and ownership structure. Manufacturers also may impose conditions on granting their approvals for acquisitions, including a limitation on the number of their dealers that we may acquire. Our ability to meet manufacturers' requirements for approving future acquisitions will have a direct bearing on our ability to complete acquisitions and effect our growth strategy. There can be no assurance that a manufacturer will not terminate its dealer agreement, refuse to renew its dealer agreement, refuse to approve future acquisitions, or take other action that could have a material adverse effect on our acquisition program.

We and the Sea Ray Division of Brunswick have an agreement extending through June 2015 that provides a process for the acquisition of additional Sea Ray boat dealers that desire to be acquired by us. Under the agreement, acquisitions of Sea Ray dealers will be mutually agreed upon by us and Sea Ray with reasonable efforts to be made to include a balance of Sea Ray dealers that have been successful and those that have not been. The agreement provides that Sea Ray will not unreasonably withhold its consent to any proposed acquisition of a Sea Ray dealer by us, subject to the conditions set forth in the agreement. Among other things, the agreement requires us to provide Sea Ray with a business plan for each proposed acquisition, including historical financial and five-year projected financial information regarding the acquisition candidate; marketing and advertising plans; service capabilities and managerial and staff personnel; information regarding the ability of the candidate to achieve performance standards within designated periods; and information regarding the success of our previous acquisitions of Sea Ray dealers. The agreement also contemplates Sea Ray reaching a good faith determination whether the acquisition would be in its best interest based on our dedication and focus of resources on the Sea Ray brand and Sea Ray's consideration of any adverse effects that the approval would have on the resulting territory configuration and adjacent or other dealers sales and the absence of any violation of applicable laws or rights granted by Sea Ray to others.

Our growth strategy also entails expanding our product lines and geographic scope by obtaining additional distribution rights from our existing and new manufacturers. We may not be able to secure additional distribution rights or obtain suitable alternative sources of supply if we are unable to obtain such distribution rights. The inability to expand our product lines and geographic scope by obtaining additional distribution rights could have a material adverse effect on the growth and profitability of our business.

Our growth strategy may require us to secure significant additional capital, the amount of which will depend upon the size, timing, and structure of future acquisitions and our working capital and general corporate needs.

If we finance future acquisitions in whole or in part through the issuance of common stock or securities convertible into or exercisable for common stock, existing stockholders will experience dilution in the voting power of their common stock and earnings per share could be negatively impacted. The extent to which we will be able and willing to use our common stock for acquisitions will depend on the market value of our common stock and the willingness of potential sellers to accept our common stock as full or partial consideration. Our inability to use our common stock as consideration, to generate cash from operations, or to obtain additional funding through debt or equity financings in order to pursue our acquisition program could materially limit our growth.

Any borrowings made to finance future acquisitions or for operations could make us more vulnerable to a downturn in our operating results, a downturn in economic conditions, or increases in interest rates on borrowings that are subject to interest rate fluctuations. If our cash flow from operations is insufficient to meet our debt service requirements, we could be required to sell additional equity securities, refinance our obligations, or dispose of assets in order to meet our debt service requirements. In addition, our credit arrangements contain financial covenants and other restrictions with which we must comply, including limitations on the incurrence of additional indebtedness. Adequate financing may not be available if and when we need it or may not be available on terms acceptable to us. The failure to obtain sufficient financing on favorable terms and conditions could have a material adverse effect on our growth prospects and our business, financial condition, and results of operations.

Our internal growth and operating strategies of opening new locations and offering new products involve risk.

In addition to pursuing growth by acquiring boat dealers, we intend to continue to pursue a strategy of growth through opening new retail locations and offering new products in our existing and new territories. Accomplishing these goals for expansion will depend upon a number of factors, including the following:

- our ability to identify new markets in which we can obtain distribution rights to sell our existing or additional product lines;
- our ability to lease or construct suitable facilities at a reasonable cost in existing or new markets;
- our ability to hire, train, and retain qualified personnel;
- the timely and effective integration of new retail locations into existing operations;
- our ability to achieve adequate market penetration at favorable operating margins without the acquisition of existing dealers; and
- our financial resources.

Our dealer agreements with Brunswick require Brunswick's consent to open, close, or change retail locations that sell Sea Ray products, and other dealer agreements generally contain similar provisions. We may not be able to open and operate new retail locations or introduce new product lines on a timely or profitable basis. Moreover, the costs associated with opening new retail locations or introducing new product lines may adversely affect our profitability.

As a result of these growth strategies, we expect to continue to expend significant time and effort in opening and acquiring new retail locations and introducing new products. Our systems, procedures, controls, and financial resources may not be adequate to support expanding operations. The inability to manage our growth effectively could have a material adverse effect on our business, financial condition, and results of operations.

Our planned growth also will impose significant added responsibilities on members of senior management and require us to identify, recruit, and integrate additional senior level managers. We may not be able to identify, hire, or train suitable additions to management.

Our business, as well as the entire recreational boating industry, is highly seasonal, with seasonality varying in different geographic markets.

During the three-year period ended September 30, 2013, the average revenue for the quarterly periods ended December 31, March 31, June 30, and September 30 represented approximately 18%, 26%, 30%, and 26%, respectively, of our average annual revenue. With the exception of Florida, we generally realize significantly lower sales and higher levels of inventories and related short-term borrowings in the quarterly periods ending December 31 and March 31. The onset of the public boat and recreation shows in January stimulates boat sales and allows us to reduce our inventory levels and related short-term borrowings throughout the remainder of the fiscal year. Our business could become substantially more seasonal if we acquire dealers that operate in colder regions of the United States.

Weather and environmental conditions may adversely impact our business.

Weather and environmental conditions may adversely impact our operating results. For example, drought conditions, reduced rainfall levels, excessive rain and environmental conditions, such as the BP oil spill in the Gulf of Mexico, may force boating areas to close or render boating dangerous or inconvenient, thereby curtailing customer demand for our products. While we traditionally maintain a full range of insurance coverage for any such events, there can be no assurance that such insurance coverage is adequate to cover losses that we sustain as a result of such disasters. In addition, unseasonably cool weather and prolonged winter conditions may lead to shorter selling seasons in certain locations. Many of our dealerships sell boats to customers for use on reservoirs, thereby subjecting our business to the continued viability of these reservoirs for boating use. Although our geographic diversity and any future geographic expansion should reduce the overall impact on us of adverse weather and environmental conditions in any one market area, weather and environmental conditions will continue to represent potential material adverse risks to us and our future operating performance.

In addition, hurricanes and other storms could result in the disruption of our operations or damage to our boat inventories and facilities as has been the case when Florida and other markets have been affected by hurricanes. While we traditionally maintain property and casualty insurance coverage for damage caused by hurricanes and other storms, there can be no assurance that such insurance coverage is adequate to cover losses that we may sustain as a result of hurricanes and other storms such as damage from Hurricane Sandy. We maintain insurance for property damage and business interruption, subject to deductibles.

We face intense competition.

We operate in a highly competitive environment. In addition to facing competition generally from non-boating recreation businesses seeking to attract discretionary spending dollars, the recreational boat industry itself is highly fragmented and involves intense competition for customers, product distribution rights, and suitable retail locations, particularly on or near waterways. Competition increases during periods of stagnant industry growth. During the recent recession, we have also faced competition from banks liquidating repossessed boats.

We compete primarily with single-location boat dealers and, with respect to sales of marine parts, accessories, and equipment, with national specialty marine parts and accessories stores, catalog retailers, sporting goods stores, and mass merchants. Competition among boat dealers is based on the quality of available products, the price and value of the products, and attention to customer service. There is significant competition both within markets we currently serve and in new markets that we may enter. We compete in each of our markets with retailers of brands of boats and engines we do not sell in that market. In addition, several of our competitors, especially those selling marine equipment and accessories, are large national or regional chains that have substantial financial, marketing, and other resources. Private sales of used boats represent an additional source of competition.

Due to various matters, including environmental concerns, permitting and zoning requirements, and competition for waterfront real estate, some markets in the United States have experienced an increased waiting list for marina and storage availability. In general, the markets in which we currently operate are not experiencing any unusual difficulties. However, marine retail activity could be adversely effected in markets that do not have sufficient marine and storage availability to satisfy demand.

We depend on income from financing, insurance, and extended service contracts.

A portion of our income results from referral fees derived from the placement or marketing of various finance and insurance, or F&I, products, consisting of customer financing, insurance products, and extended service contracts, the most significant component of which is the participation and other fees resulting from our sale of customer financing contracts. During fiscal 2013, F&I products accounted for 2.8% of our revenue.

The availability of financing for our boat purchasers and the level of participation and other fees we receive in connection with such financing depend on the particular agreement between us and the lender and the current rate environment. Lenders may impose terms in their boat financing arrangements with us that may be unfavorable to us or our customers, resulting in reduced demand for our customer financing programs and lower participation and other fees. Laws or regulations may be enacted nationally or locally which could result in fees from lenders being eliminated or reduced, materially impacting our operating results. Customer financing became more difficult to secure during fiscal 2008, which continued in each subsequent fiscal year through fiscal 2011.

The reduction of profit margins on sales of F&I products or the lack of demand for or the unavailability of these products could have a material adverse effect on our operating margins.

The Dodd-Frank Act established a new consumer financial protection agency with broad regulatory powers. Although boat dealers are generally excluded, the Dodd-Frank Act could lead to additional, indirect regulation of boat dealers through its regulation of other financial institutions which provide such financing to our customers.

We depend on key personnel.

Our success depends, in large part, upon the continuing efforts and abilities of our executive officers. Although we have employment agreements with certain of our executive officers, we cannot assure that these or other executive personnel will remain with us. Expanding our operations may require us to add additional executive personnel in the future. As a result of our decentralized operating strategy, we also rely on the management teams of our dealerships. In addition, we likely will depend on the senior management of any significant businesses we acquire in the future. The loss of the services of one or more of these key employees before we are able to attract and retain qualified replacement personnel could adversely affect our business.

The products we sell or service may expose us to potential liability for personal injury or property damage claims relating to the use of those products.

Manufacturers of the products we sell generally maintain product liability insurance. We also maintain third-party product liability insurance that we believe to be adequate. We may experience claims that are not covered by or that are in excess of our insurance coverage. The institution of any significant claims against us could subject us to damages, result in higher insurance costs, and harm our business reputation with potential customers.

Environmental and other regulatory issues may impact our operations.

Our operations are subject to extensive regulation, supervision, and licensing under various federal, state, and local statutes, ordinances, and regulations. The failure to satisfy those and other regulatory requirements could have a material adverse effect on our business, financial condition, and results of operations.

Various federal, state, and local regulatory agencies, including the Occupational Safety and Health Administration, or OSHA, the United States Environmental Protection Agency, or EPA, and similar federal and local agencies, have jurisdiction over the operation of our dealerships, repair facilities, and other operations, with respect to matters such as consumer protection, workers' safety, and laws regarding protection of the environment, including air, water, and soil. The EPA promulgated emissions regulations for outboard marine engines that impose stricter emissions standards for two-cycle, gasoline outboard marine engines. The majority of the outboard marine engines we sell are manufactured by Mercury Marine. Mercury Marine's product line of low-emission engines, including the OptiMax, Verado, and other four-stroke outboards, have achieved the EPA's mandated 2006 emission levels. Any increased costs of producing engines resulting from EPA standards, which could be passed on to us, or the inability of our manufacturers to comply with EPA requirements, could have a material adverse effect on our business.

Certain of our facilities own and operate underground storage tanks, or USTs, for the storage of various petroleum products. USTs are generally subject to federal, state, and local laws and regulations that require testing and upgrading of USTs and remediation of contaminated soils and groundwater resulting from leaking USTs. In addition, we may be subject to civil liability to third parties for remediation costs or other damages if leakage from our owned or operated USTs migrates onto the property of others.

Our business involves the use, handling, storage, and contracting for recycling or disposal of hazardous or toxic substances or wastes, including environmentally sensitive materials, such as motor oil, waste motor oil and filters, transmission fluid, antifreeze, freon, waste paint and lacquer thinner, batteries, solvents, lubricants, degreasing agents, gasoline, and diesel fuels. Accordingly, we are subject to regulation by federal, state, and local authorities establishing investigation and health and environmental quality standards, and liability related thereto, and providing penalties for violations of those standards.

We also are subject to laws, ordinances, and regulations governing investigation and remediation of contamination at facilities we operate or to which we send hazardous or toxic substances or wastes for treatment, recycling, or disposal. In particular, the Comprehensive Environmental Response, Compensation and Liability Act, or CERCLA or "Superfund," imposes joint, strict, and several liability on:

- owners or operators of facilities at, from, or to which a release of hazardous substances has occurred;
- parties that generated hazardous substances that were released at such facilities; and
- parties that transported or arranged for the transportation of hazardous substances to such facilities.

A majority of states have adopted Superfund statutes comparable to and, in some cases, more stringent than CERCLA. If we were to be found to be a responsible party under CERCLA or a similar state statute, we could be held liable for all investigative and remedial costs associated with addressing such contamination. In addition, claims alleging personal injury or property damage may be brought against us as a result of alleged exposure to hazardous substances resulting from our operations. In addition, certain of our retail locations are located on waterways that are subject to federal or state laws regulating navigable waters (including oil pollution prevention), fish and wildlife, and other matters.

Soil and groundwater contamination has been known to exist at certain properties owned or leased by us. We have also been required and may in the future be required to remove aboveground and underground storage tanks containing hazardous substances or wastes. As to certain of our properties, specific releases of petroleum have been or are in the process of being remediated in accordance with state and federal guidelines. We are monitoring the soil and groundwater as required by applicable state and federal guidelines. We also may have additional storage tank liability insurance and Superfund coverage where applicable. Environmental laws and regulations are complex and subject to frequent change. Compliance with amended, new, or more stringent laws or regulations, more strict interpretations of existing laws, or the future discovery of environmental conditions may require additional expenditures by us, and such expenditures may be material.

Three of the properties we own were historically used as gasoline service stations. Remedial action with respect to prior historical site activities on these properties has been completed in accordance with federal and state law. Also, one of our properties is within the boundaries of a Superfund site, although it has not been identified as a contributor to the contamination in the area.

Additionally, certain states have required or are considering requiring a license in order to operate a recreational boat. These regulations could discourage potential buyers, thereby limiting future sales and adversely affecting our business, financial condition, and results of operations.

The market price of our common stock could be subject to wide fluctuations as a result of many factors.

Factors that could affect the trading price of our common stock include the following:

- variations in our operating results;
- the thin trading volume and relatively small public float of our common stock;
- our ability to continue to secure adequate levels of financing;
- variations in same-store sales;
- general economic, political, and market conditions;
- changes in earnings estimates published by analysts;
- the level and success of our acquisition program and new store openings;
- the success of dealership integration;
- relationships with manufacturers;
- seasonality and weather conditions;
- governmental policies and regulations;
- the performance of the recreational boat industry in general; and
- factors relating to suppliers and competitors.

In addition, market demand for small-capitalization stocks, and price and volume fluctuations in the stock market unrelated to our performance could result in significant fluctuations in the market price of our common stock.

The performance of our common stock could adversely affect our ability to raise equity in the public markets and adversely affect our acquisition program.

The issuance of additional capital stock in the future, including shares that we may issue pursuant to stock-based grants, including stock option grants, and future acquisitions, may result in dilution in the net tangible book value per share of our common stock.

Our board of directors has the legal power and authority to determine the terms of an offering of shares of our capital stock, or securities convertible into or exchangeable for these shares, to the extent of our shares of authorized and unissued capital stock. The issuance of additional common stock in the future, including shares that we may issue pursuant to stock-based grants, including stock option grants, and future acquisitions, may result in dilution in the net tangible book value per share of our common stock.

A substantial number of shares are eligible for future sale.

As of September 30, 2013, there were 23,545,595 shares of our common stock outstanding. Substantially all of these shares are freely tradable without restriction or further registration under the securities laws, unless held by an "affiliate" of our company, as that term is defined in Rule 144 under the securities laws. Shares held by affiliates of our company, which generally include our directors, officers, and certain principal stockholders, are subject to the resale limitations of Rule 144 described below. Outstanding shares of common stock issued in connection with the acquisition of any acquired dealers are available for resale beginning six months after the respective dates of the acquisitions, subject to compliance with the provisions of Rule 144 under the securities laws.

Through September 30, 2013, we have issued options to purchase approximately 4,653,464 shares of common stock and 558,999 restricted stock awards under our incentive stock plans, and we issued 596,030 shares of common stock under our employee stock purchase plan. We have filed a registration statement under the securities laws to register the common stock to be issued under these plans. As a result, shares issued under these plans will be freely tradable without restriction unless acquired by affiliates of our company, who will be subject to the volume and other limitations of Rule 144.

We may issue additional shares of common stock or preferred stock under the securities laws as part of any acquisition we may complete in the future. If issued pursuant to an effective registration statement, these shares generally will be freely tradable after their issuance by persons not affiliated with us or the acquired companies.

We do not pay cash dividends.

We have never paid cash dividends on our common stock and we have no current intention to do so for the foreseeable future.

Certain provisions of our restated certificate of incorporation and bylaws and Delaware law may make a change in the control of our company more difficult to complete, even if a change in control were in the stockholders' interest or might result in a premium over the market price for the shares held by the stockholders.

Our certificate of incorporation and bylaws divide our board of directors into three classes of directors elected for staggered three-year terms. The certificate of incorporation also provides that the board of directors may authorize the issuance of one or more series of preferred stock from time to time and may determine the rights, preferences, privileges, and restrictions and fix the number of shares of any such series of preferred stock, without any vote or action by our stockholders. The board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of common stock. The certificate of incorporation also allows our board of directors to fix the number of directors and to fill vacancies on the board of directors.

We also are subject to the anti-takeover provisions of Section 203 of the Delaware General Corporation Law, which prohibits us from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an "interested stockholder," unless the business combination is approved in a prescribed manner. Certain of our dealer agreements could also make it difficult for a third party to attempt to acquire a significant ownership position in our company.

Our sales of yachts produced by the Azimut-Benetti Group in Italy and motor and sailing yachts produced by Sino Eagle in China expose us to international political, economic, and other risks.

Our sales of yachts produced by the Azimut-Benetti Group in Italy and yachts for our yacht charter fleet produced by Sino Eagle in China expose us to international political, economic, and other risks. Protectionist trade legislation in the United States, Italy, or China, such as a change in current tariff structures, export or import compliance laws, or other trade policies could adversely affect our ability to import yachts from these foreign suppliers under economically favorable terms and conditions. Our foreign purchase of yachts create a number of logistical and communications challenges. The economic, political, and other risks we face resulting from these foreign purchases include the following:

- compliance with U.S. and local laws and regulatory requirements as well as changes in those laws and requirements;
- transportation delays or interruptions and other effects of less developed infrastructures;
- limitations on imports and exports;
- foreign exchange rate fluctuations;
- imposition of restrictions on currency conversion or the transfer of funds;
- tariffs and duties and other trade barrier restrictions;
- maintenance of quality standards;
- unexpected changes in regulatory requirements;
- differing labor regulations;
- potentially adverse tax consequences;
- possible employee turnover or labor unrest;
- the burdens and costs of compliance with a variety of foreign laws; and
- political or economic instability.

Item 1B. *Unresolved Staff Comments*

Not applicable.

Item 2. *Properties*

We lease our corporate offices in Clearwater, Florida. We also lease 30 of our retail locations under leases, many of which contain multi-year renewal options and some of which grant us a first right of refusal to purchase the property at fair value. In most cases, we pay a fixed rent at negotiated rates. In substantially all of the leased locations, we are responsible for taxes, utilities, insurance, and routine repairs and maintenance. We own the property associated with 24 other retail locations we operate and one joint venture as noted below. Additionally, we own six retail locations that are currently closed as noted below.

The following table reflects the status, approximate size, and facilities of the various retail locations we operate as of the date of this report.

Location	Location Type	Square Footage(1)	Facilities at Property	Operated Since(2)	Waterfront
Alabama					
Gulf Shores	Company owned	4,000	Retail and service	1998	—
Arizona					
Tempe	Company owned	34,000	Retail and service	1992	—
California					
San Diego	Third-party lease	700	Retail only	2011	San Diego Bay
Connecticut					
Norwalk	Third-party lease	7,000	Retail and service	1994	Norwalk Harbor
Westbrook	Third-party lease	4,200	Retail and service	1998	Westbrook Harbor
Florida					
Cape Haze(4)	Company owned	18,000	Retail, 8 wet slips	—	Intracoastal Waterway
Clearwater	Company owned	42,000	Retail and service; 20 wet slips	1973	Tampa Bay
Cocoa	Company owned	15,000	Retail and service	1968	—
Dania	Company owned	32,000	Repair and service; 16 wet slips	1991	Port Everglades
Daytona Beach	Third-party lease	16,000	Retail and service	2007	—
Fort Myers	Third-party lease	5,000	Retail, service, and storage	1983	—
Jacksonville	Company owned	15,000	Retail and service	2004	—
Key Largo	Third-party lease	8,900	Retail and service; 6 wet slips	2002	Card Sound
Miami	Company owned	7,200	Retail and service; 15 wet slips	1980	Little River
Miami	Company owned	5,000	Service only; 11 wet slips	2005	Little River
Naples	Company owned	19,600	Retail and service; 14 wet slips	1997	Naples Bay
North Palm Beach(4)	Company owned	22,800	Retail and service; 8 wet slips	—	Intracoastal Waterway
Orlando	Third-party lease	18,389	Retail and service	1984	—
Panama City	Third-party lease	10,500	Retail only; 8 wet slips	2011	Saint Andrews Bay
Pensacola	Third-party lease	24,300	Retail and service	1974	—
Pompano Beach	Company owned	23,000	Retail and service; 16 wet slips	1990	Intracoastal Waterway
Pompano Beach	Company owned	5,400	Retail and service; 24 wet slips	2005	Intracoastal Waterway
Sarasota	Third-party lease	26,500	Retail, service, and storage; 15 wet slips	1972	Sarasota Bay
St. Petersburg(3)	Joint venture	15,000	Yacht service, 20 wet slips	2006	Boca Ciega Bay
Stuart	Company owned	29,100	Retail and service; 66 wet slips	2002	Intracoastal Waterway
Tampa(4)	Company owned	13,100	Retail and service	—	—
Venice	Company owned	62,000	Retail, service, and storage; 90 wet slips	1972	Intracoastal Waterway
Georgia					
Buford (Atlanta)	Company owned	13,500	Retail and service	2001	—
Cumming (Atlanta)	Third-party lease	13,000	Retail and service; 50 wet slips	1981	Lake Lanier
Maryland					
Baltimore	Third-party lease	7,600	Retail and service; 17 wet slips	2005	Baltimore Inner Harbor
Joppa	Company owned	28,400	Retail, service, and storage; 294 wet slips	1966	Gunpowder River
White Marsh(4)	Company owned	19,800	Retail and service	—	—

Location	Location Type	Square Footage(1)	Facilities at Property	Operated Since(2)	Waterfront
Minnesota					
Bayport	Third-party lease	450	Retail only; 10 wet slips	1996	St Croix River
Excelsior	Third-party lease	2,500	Retail only; 14 wet slips	2013	Lake Minnetonka
Rogers	Company owned	70,000	Retail, service, and storage	1991	—
Walker	Company owned	76,400	Retail, service, and storage	1989	—
Walker	Company owned	6,800	Retail and service; 93 wet slips	1977	Leech Lake
Missouri					
Branson	Third-party lease	1,500	Retail only; 6 wet slips	2000	Table Rock Lake
Lake Ozark	Company owned	60,300	Retail, service, and storage; 300 wet slips	1987	Lake of the Ozarks
Laurie(4)	Company owned	700	Retail and service	—	—
Osage Beach	Company owned	2,000	Retail and service	—	—
Springfield(4)	Company owned	12,200	Retail and service	—	—
New Jersey					
Brant Beach	Third-party lease	3,800	Retail, service, and storage; 36 wet slips	1965	Barnegat Bay
Brick	Company owned	20,000	Retail, service, and storage; 225 wet slips	1977	Manasquan River
Lake Hopatcong	Third-party lease	4,600	Retail and service; 80 wet slips	1998	Lake Hopatcong
Ship Bottom	Third-party lease	19,300	Retail and service	1972	—
Somers Point	Third-party lease	31,000	Retail, service, and storage; 33 wet slips	1987	Little Egg Harbor Bay
New York					
Copiague	Third-party lease	15,000	Retail only	1993	—
Huntington	Third-party lease	1,200	Retail and service	1995	Huntington Harbor and Long Island Sound
Lindenhurst (Marina)	Third-party lease	14,600	Retail, marina, service, and storage; 370 wet slips	1968	Neguntatogue Creek to Great South Bay
Manhattan	Third-party lease	1,200	Retail only; 75 wet slips	1996	Hudson River
North Carolina					
Southport	Third-party lease	1,600	Retail only	2008	Cape Fear River
Wrightsville Beach	Third-party lease	34,500	Retail, service, and storage	1996	Masonboro Inlet
Ohio					
Port Clinton	Company owned	80,000	Retail, service and storage; 8 wet slips	1997	Lake Erie
Oklahoma					
Afton	Third-party lease	3,500	Retail and service; 23 wet slips	2003	Grand Lake
Rhode Island					
Newport	Third-party lease	700	Retail only	2011	Newport Harbor
Warwick	Third-party lease	4,400	Retail and service	1998	Greenwich Bay
Tennessee					
Chattanooga	Third-party lease	3,000	Retail only; 12 wet slips	2005	Tennessee River
Texas					
Lewisville (Dallas)	Company owned	22,000	Retail and service	2002	—
Seabrook	Company owned	32,000	Retail and service; 30 wet slips	2002	Clear Lake
British Virgin Islands					
Tortola	Third-party lease	1,050	Vacation Charters; 12 wet slips	2011	Maya Cove

(1) Square footage is approximate and does not include outside sales space or dock or marina facilities.
(2) Operated since date is the date the facility was opened by us or opened prior to its acquisition by us.
(3) Joint venture entered into with Brunswick to acquire marina and service facility.
(4) Owned location that is currently closed.

Item 3. ***Legal Proceedings***

We are party to various legal actions arising in the ordinary course of business. While it is not feasible to determine the actual outcome of these actions as of September 30, 2013, we do not believe that these matters will have a material adverse effect on our consolidated financial condition, results of operations, or cash flows.

On January 26, 2012, certain former shareholders of Surfside - 3 Marina, Inc., a company we acquired in March 2006, filed a lawsuit in the United States District Court for the Eastern District of New York, naming the Company and certain of our directors and officers as defendants. The lawsuit alleged, in twelve counts, a failure to timely lift stock transfer restrictions on stock acquired by the plaintiffs in the acquisition, which allegedly delayed the plaintiffs from selling the shares while the defendants sold shares in the marketplace. The lawsuit claimed damages in excess of $7 million. On December 3, 2012, the District Court issued an order dismissing all of our directors and officers from the action and dismissing eleven of the twelve counts, leaving only the breach of contract claim against the Company to proceed and allowing the plaintiff to replead their alleged common law fraud claim within 30 days. On January 3, 2013, the plaintiffs filed a Second Amended Complaint, re-alleging their breach of contract claim, as well as three fraud claims against the Company and certain directors and officers. The Second Amended Complaint alleges damages in excess of $10 million. On March 7, 2013, the District Court issued an order dismissing the three fraud claims against the Company and our directors and officers. On March 21, 2013, we filed an Answer to the Second Amended Complaint, denying any liability to the plaintiffs. On July 15, 2013, we filed a Motion for Summary Judgment dismissing the plaintiffs' remaining breach of contract claim against the Company. On August 22, 2013, the District Court granted our Motion for Summary Judgment and entered judgment for the Company. On September 20, 2013, the plaintiffs filed their Notice of Appeal. We continue to believe that the case is without merit and, as a result, should not have a material adverse effect on our consolidated financial condition, results of operations, or cash flows.

Item 4. ***Mine Safety Disclosures***

Not applicable.

PART II

Item 5. ***Market for the Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities***

Market Information, Holders

Our common stock has been traded on the New York Stock Exchange under the symbol HZO since our initial public offering on June 3, 1998 at $12.50 per share. The following table sets forth high and low sale prices of the common stock for each calendar quarter indicated as reported on the New York Stock Exchange.

	High	Low
2011		
First quarter	$ 9.99	$ 7.92
Second quarter	$ 10.63	$ 7.51
Third quarter	$ 9.67	$ 5.50
Fourth quarter	$ 8.49	$ 5.51
2012		
First quarter	$ 9.28	$ 6.34
Second quarter	$ 11.24	$ 7.84
Third quarter	$ 10.03	$ 6.82
Fourth quarter	$ 9.05	$ 7.17
2013		
First quarter	$ 14.18	$ 8.60
Second quarter	$ 13.72	$ 10.85
Third quarter	$ 13.04	$ 10.17
Fourth quarter (through December 3, 2013)	$ 16.95	$ 12.01

On December 3, 2013, the closing sale price of our common stock was $15.50 per share. On December 3, 2013, there were approximately 100 record holders and approximately 3,400 beneficial owners of our common stock.

Dividends

We have never declared or paid cash dividends on our common stock. We currently plan to retain any earnings to finance the growth of our business rather than to pay cash dividends. Payments of any cash dividends in the future will depend on our financial condition, results of operations, and capital requirements as well as other factors deemed relevant by our board of directors.

Purchases of Equity Securities by the Issuer

The following table presents information with respect to our repurchases of our common stock during the three months ended September 30, 2013.

Period	Total Number of Shares Purchased (1)	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Value of Shares that may be Purchased Under the Plans or Programs
July 1, 2013 to July 31, 2013	—	$ —	—	—
August 1, 2013 to August 31, 2013	—	—	—	—
September 1, 2013 to September 30, 2013	12,882	12.20	—	—
Total	12,882		—	

(1) All of the shares reported above as purchased are attributable to shared tendered by employees for the payment of applicable withholding taxes.

Performance Graph

The following line graph compares cumulative total stockholder returns for the five years ended September 30, 2013 for (i) our common stock, (ii) the Russell 2000 Index, and (iii) the Nasdaq Retail Trade Index. The graph assumes an investment of $100 on September 30, 2008. The calculations of cumulative stockholder return on the Russell 2000 Index and the Nasdaq Retail Trade Index include reinvestment of dividends. The calculation of cumulative stockholder return on our common stock does not include reinvestment of dividends because we did not pay any dividends during the measurement period. The historical performance shown is not necessarily indicative of future performance.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*

Among MarineMax, Inc., the Russell 2000 Index, and the NASDAQ Retail Trade Index



$350
$300
$250
$200
$150
$100
$50
$0
9/08
9/09
9/10
9/11
9/12
9/13
MarineMax, Inc.
Russell 2000
NASDAQ Retail Trade

*$100 invested on 9/30/08 in stock or index, including reinvestment of dividends.
Fiscal year ending September 30.

The performance graph above shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or Exchange Act, or otherwise subject to the liability of that section. The performance graph above will not be deemed incorporated by reference into any filing of our company under the Exchange Act or the Securities Act of 1933, as amended.

Item 6. *Selected Financial Data*

The following table contains certain financial and operating data and is qualified by the more detailed consolidated financial statements and notes thereto included elsewhere in this report. The balance sheet and statement of operations data were derived from the consolidated financial statements and notes thereto that have been audited by Ernst & Young LLP and KPMG LLP, independent registered certified public accounting firms. The financial data shown below should be read in conjunction with the consolidated financial statements and the related notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this report.

	Fiscal Year Ended September 30,				
	2009	2010	2011	2012	2013
	(Amounts in thousands except share, per share, and retail location data)				
Statement of Operations Data:					
Revenue	$ 588,585	$ 450,340	$ 480,894	$ 524,456	$ 584,497
Cost of sales	499,925	339,533	361,400	391,173	433,644
Gross profit	88,660	110,807	119,494	133,283	150,853
Selling, general, and administrative expenses	159,998	123,972	127,896	127,913	132,505
(Loss) income from operations	(71,338)	(13,165)	(8,402)	5,370	18,348
Interest expense, net	14,064	3,926	3,488	4,447	4,218
(Loss) income before income tax (benefit) provision	(85,402)	(17,091)	(11,890)	923	14,130
Income tax (benefit) provision	(8,630)	(19,588)	(367)	(176)	(894)
Net (loss) income	$ (76,772)	$ 2,497	$ (11,523)	$ 1,099	$ 15,024
Net (loss) income per share:					
Diluted	$ (4.11)	$ 0.11	$ (0.52)	$ 0.05	$ 0.63
Weighted average number of shares:					
Diluted	18,685,423	22,597,953	22,375,271	22,335,918	24,003,728
Other Data (as of year-end):					
Number of retail locations (1)	55	56	54	53	54
Sales per store (2) (4)	$ 11,285	$ 8,779	$ 9,913	$ 10,646	$ 12,757
Same-store sales growth (3) (4)	(29)%	(17)%	8%	11%	11%

	September 30,				
	2009	2010	2011	2012	2013
Balance Sheet Data:					
Working capital	$ 95,914	$102,951	$ 95,536	$101,745	$116,439
Total assets	393,644	336,760	363,129	365,121	381,902
Goodwill	—	—	—	452	802
Long-term debt (including current portion) (5)	—	—	—	—	—
Total stockholders' equity	197,756	202,030	195,000	200,944	221,812

(1) Includes only those retail locations open at period end.
(2) Includes only those stores open for the entire preceding 12-month period.
(3) New and acquired stores are included in the comparable base at the end of the store's thirteenth month of operations.
(4) A store is one or more retail locations that are adjacent or operate as one entity. Sales per store and same-store sales growth is intended only as supplemental information and is not a substitute for revenue or net income presented in accordance with generally accepted accounting principles.
(5) Amount excludes our short-term borrowings for working capital and inventory financing.

Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations*

The following should be read in conjunction with Part I, including the matters set forth in the "Risk Factors" section of this report, and our Consolidated Financial Statements and notes thereto included elsewhere in this report.

Overview

We are the largest recreational boat retailer in the United States with fiscal 2013 revenue in excess of $580 million. Through our current 54 retail locations in 18 states, we sell new and used recreational boats and related marine products, including engines, trailers, parts, and accessories. We also arrange related boat financing, insurance, and extended service contracts; provide boat repair and maintenance services; offer yacht and boat brokerage services; and, where available, offer slip and storage accommodations. We recently implemented programs to increase our sale over the Internet of used boats and a wide range of boating parts, accessories, supplies, and products; the sale of boats, boating parts, and accessories, as well as the offer of finance and insurance, or F&I, products at various offsite locations; and the charter of power and sailing yachts in the British Virgin Islands. None of these recently implemented programs have had a material effect on our consolidated financial statements.

MarineMax was incorporated in January 1998. We commenced operations with the acquisition of five independent recreational boat dealers on March 1, 1998. Since the initial acquisitions in March 1998, we have acquired 23 recreational boat dealers, two boat brokerage operations, and two full-service yacht repair facilities. As a part of our acquisition strategy, we frequently engage in discussions with various recreational boat dealers regarding their potential acquisition by us. Potential acquisition discussions frequently take place over a long period of time and involve difficult business integration and other issues, including, in some cases, management succession and related matters. As a result of these and other factors, a number of potential acquisitions that from time to time appear likely to occur do not result in binding legal agreements and are not consummated. We completed a relatively small acquisition in each of the fiscal years ended September 30, 2011, 2012, and 2013.

General economic conditions and consumer spending patterns can negatively impact our operating results. Unfavorable local, regional, national, or global economic developments or uncertainties regarding future economic prospects could reduce consumer spending in the markets we serve and adversely affect our business. Economic conditions in areas in which we operate dealerships, particularly Florida in which we generated approximately 50%, 49%, and 51% of our revenue during fiscal 2011, 2012, and 2013, respectively, can have a major impact on our operations. Local influences, such as corporate downsizing, military base closings, and inclement weather such as Hurricane Sandy, environmental conditions, and specific events, such as the BP oil spill in the Gulf of Mexico, also could adversely affect our operations in certain markets.

In an economic downturn, consumer discretionary spending levels generally decline, at times resulting in disproportionately large reductions in the sale of luxury goods. Consumer spending on luxury goods also may decline as a result of lower consumer confidence levels, even if prevailing economic conditions are favorable. As a result, an economic downturn could impact us more than certain of our competitors due to our strategic focus on a higher end of our market. Although we have expanded our operations during periods of stagnant or modestly declining industry trends, the cyclical nature of the recreational boating industry or the lack of industry growth may adversely affect our business, financial condition, and results of operations. Any period of adverse economic conditions or low consumer confidence has a negative effect on our business.

Lower consumer spending resulting from a downturn in the housing market and other economic factors adversely affected our business in fiscal 2007, and continued weakness in consumer spending and depressed economic conditions had a substantial negative effect on our business in each subsequent fiscal year, including to a more limited extent in fiscal 2012 and 2013. These conditions have caused us to substantially reduce our acquisition program, delay new store openings, reduce our inventory purchases, engage in inventory reduction efforts, close a number of our retail locations, reduce our headcount, and amend and replace our credit facility. Acquisitions and new store openings remain important strategies to our company, and we plan to accelerate our growth through these strategies when more normal economic conditions return. However, we cannot predict the length or severity of these unfavorable economic or financial conditions or the extent to which they will continue to adversely affect our operating results nor can we predict the effectiveness of the measures we have taken to address this environment or whether additional measures will be necessary.

Although economic conditions have adversely affected our operating results, we have capitalized on our core strengths to substantially outperform the industry, resulting in market share gains. Our ability to capture such market share supports the alignment of our retailing strategies with the desires of consumers. We believe the steps we have taken to address weak market conditions will yield an increase in future revenue. As general economic trends improve, we expect our core strengths and retailing strategies will position us to capitalize on growth opportunities as they occur and will allow us to emerge from this challenging economic environment with greater earnings potential.

Application of Critical Accounting Policies

We have identified the policies below as critical to our business operations and the understanding of our results of operations. The impact and risks related to these policies on our business operations is discussed throughout Management's Discussion and Analysis of Financial Condition and Results of Operations when such policies affect our reported and expected financial results.

In the ordinary course of business, we make a number of estimates and assumptions relating to the reporting of results of operations and financial condition in the preparation of our financial statements in conformity with accounting principles generally accepted in the United States. We base our estimates on historical experiences and on various other assumptions that we believe are reasonable under the circumstances. The results form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ significantly from those estimates under different assumptions and conditions. We believe that the following discussion addresses our most critical accounting policies, which are those that are most important to the portrayal of our financial condition and results of operations and require our most difficult, subjective, and complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain.

Revenue Recognition

We recognize revenue from boat, motor, and trailer sales and parts and service operations at the time the boat, motor, trailer, or part is delivered to or accepted by the customer or the service is completed. We recognize deferred revenue from service operations and slip and storage services on a straight-line basis over the term of the contract or when service is completed. We recognize commissions earned from a brokerage sale at the time the related brokerage transaction closes. We recognize commissions earned by us for placing notes with financial institutions in connection with customer boat financing when we recognize the related boat sales. We recognize marketing fees earned on credit life, accident, disability, gap, and hull insurance products sold by third-party insurance companies at the later of customer acceptance of the insurance product as evidenced by contract execution or when the related boat sale is recognized. We also recognize commissions earned on extended warranty service contracts sold on behalf of third-party insurance companies at the later of customer acceptance of the service contract terms as evidenced by contract execution or recognition of the related boat sale.

Certain finance and extended warranty commissions and marketing fees on insurance products may be charged back if a customer terminates or defaults on the underlying contract within a specified period of time. Based upon our experience of terminations and defaults, we maintain a chargeback allowance that was not material to our financial statements taken as a whole as of September 30, 2012 or 2013. Should results differ materially from our historical experiences, we would need to modify our estimate of future chargebacks, which could have a material adverse effect on our operating margins.

Vendor Consideration Received

We account for consideration received from our vendors in accordance with FASB Accounting Standards Codification 605-50, "Revenue Recognition - Customer Payments and Incentives" ("ASC 605-50"). ASC 605-50 requires us to classify interest assistance received from manufacturers as a reduction of inventory cost and related cost of sales as opposed to netting the assistance against our interest expense incurred with our lenders. Pursuant to ASC 605-50, amounts received by us under our co-op assistance programs from our manufacturers are netted against related advertising expenses.

Inventories

Inventory costs consist of the amount paid to acquire inventory, net of vendor consideration and purchase discounts, the cost of equipment added, reconditioning costs, and transportation costs relating to acquiring inventory for sale. We state new and used boat, motor, and trailer inventories at the lower of cost, determined on a specific-identification basis, or market. We state parts and accessories at the lower of cost, determined on an average cost basis, or market. We utilize our historical experience, the aging of the inventories, and our consideration of current market trends as the basis for determining a lower of cost or market valuation allowance. As of September 30, 2012 and 2013, our lower of cost or market valuation allowance was $2.8 million and $1.8 million, respectively. If events occur and market conditions change, causing the fair value to fall below carrying value, the lower of cost or market valuation allowance could increase.

Goodwill

We account for goodwill in accordance with FASB Accounting Standards Codification 350, "Intangibles - Goodwill and Other" ("ASC 350"), which provides that the excess of cost over net assets of businesses acquired is recorded as goodwill. The acquisitions of Bassett Marine, LLC and Parker Boat Company resulted in goodwill of $802,000. In accordance with ASC 350, we review goodwill for impairment at least annually and whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Our annual impairment test is performed during the fourth fiscal quarter. If the carrying amount of goodwill exceeds its fair value we would recognize an impairment loss in accordance with ASC 350. As of September 30, 2013, and based upon our most recent analysis, we determined through our qualitative assessment that it is not "more likely than not" that the fair values of our reporting units are less than their carrying values. As a result, we were not required to perform the two-step goodwill impairment test.

Impairment of Long-Lived Assets

FASB Accounting Standards Codification 360-10-40, "Property, Plant, and Equipment - Impairment or Disposal of Long-Lived Assets" ("ASC 360-10-40"), requires that long-lived assets, such as property and equipment and purchased intangibles subject to amortization, be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of the asset is measured by comparison of its carrying amount to undiscounted future net cash flows the asset is expected to generate. If such assets are considered to be impaired, the impairment to be recognized is measured as the amount by which the carrying amount of the asset exceeds its fair market value. Estimates of expected future cash flows represent our best estimate based on currently available information and reasonable and supportable assumptions. Any impairment recognized in accordance with ASC 360-10-40 is permanent and may not be restored. Based upon our most recent analysis, we believe no impairment of long-lived assets existed at September 30, 2013.

Stock-Based Compensation

We account for our stock-based compensation plans following the provisions of FASB Accounting Standards Codification 718, "Compensation — Stock Compensation" ("ASC 718"). In accordance with ASC 718, we use the Black-Scholes valuation model for valuing all stock-based compensation and shares purchased under our Employee Stock Purchase Plan. We measure compensation for restricted stock awards and restricted stock units at fair value on the grant date based on the number of shares expected to vest and the quoted market price of our common stock. For restricted stock units with market conditions, we utilize a Monte Carlo simulation embedded in a lattice model to determine the fair value. We recognize compensation cost for all awards in operations, net of estimated forfeitures, on a straight-line basis over the requisite service period for each separately vesting portion of the award.

Income Taxes

We account for income taxes in accordance with FASB Accounting Standards Codification 740, "Income Taxes" ("ASC 740"). Under ASC 740, we recognize deferred tax assets and liabilities for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. We measure deferred tax assets and liabilities using enacted tax rates expected to apply to taxable income in the years in which we expect those temporary differences to be recovered or settled. We record valuation allowances to reduce our deferred tax assets to the amount expected to be realized by considering all available positive and negative evidence.

Pursuant to ASC 740, we must consider all positive and negative evidence regarding the realization of deferred tax assets, including past operating results and future sources of taxable income. Under the provisions of ASC 740-10, we determined that our net deferred tax asset needed to be fully reserved given recent earnings and industry trends.

For a more comprehensive list of our accounting policies, including those which involve varying degrees of judgment, see Note 2 — "Significant Accounting Policies" of Notes to Consolidated Financial Statements.

Results of Operations

The following table sets forth certain financial data as a percentage of revenue for the periods indicated:

	Fiscal Year Ended September 30,					
	2011		2012		2013	
			(Amounts in thousands)			
Revenue	$ 480,894	100.0%	$ 524,456	100.0%	$ 584,497	100.0%
Cost of sales	361,400	75.1%	391,173	74.6%	433,644	74.2%
Gross profit	119,494	24.9%	133,283	25.4%	150,853	25.8%
Selling, general, and administrative expenses	127,896	26.6%	127,913	24.4%	132,505	22.7%
(Loss) income from operations	(8,402)	(1.8%)	5,370	1.0%	18,348	3.1%
Interest expense	3,488	0.7%	4,447	0.9%	4,218	0.7%
(Loss) income before income tax benefit	(11,890)	(2.5%)	923	0.2%	14,130	2.4%
Income tax benefit	367	0.1%	176	0.0%	894	0.2%
Net (loss) income	$ (11,523)	(2.4%)	$ 1,099	0.2%	$ 15,024	2.6%

Fiscal Year Ended September 30, 2013 Compared with Fiscal Year Ended September 30, 2012

Revenue. Revenue increased $60.0 million, or 11.5%, to $584.5 million for the fiscal year ended September 30, 2013 from $524.5 million for the fiscal year ended September 30, 2012. Of this increase, $57.7 million was attributable to an 11% increase in comparable-store sales. The increase in our comparable-store sales was due to incremental increases in new boat sales, partly attributable to new brands we have expanded with, and incremental increases in used boat sales, brokerage services, F&I products, service, parts and accessories. Improving industry conditions resulting from improved economic conditions contributed to our comparable-store sales growth.

Gross Profit. Gross profit increased $17.6 million, or 13.2%, to $150.9 million for the fiscal year ended September 30, 2013 from $133.3 million for the fiscal year ended September 30, 2012. Gross profit as a percentage of revenue increased to 25.8% for the fiscal year ended September 30, 2013 from 25.4% for the fiscal year ended September 30, 2012. The increase in gross profit was primarily attributable to the increase in comparable-store sales and incrementally increased margins on new and used boat sales due to improving industry inventory and industry-wide conditions.

Selling, General, and Administrative Expenses. Selling, general, and administrative expenses increased $4.6 million, or 3.6%, to $132.5 for the fiscal year ended September 30, 2013 from $127.9 million for the fiscal year ended September 30, 2012. The fiscal year ended September 30, 2013 included a recovery recognized of approximately $11.8 million from the Deepwater Horizon Settlement Program for damages suffered as a result of the Deepwater Horizon Oil Spill. Excluding this item and making both years comparable, selling, general, and administrative expenses increased $16.4 million, or 12.7%, to $144.3 million and as a percentage of revenue increased to 24.7% for the fiscal year ended September 30, 2013 from 24.4% for the fiscal year ended September 30, 2012. The overall increase in selling, general, and administrative expenses was primarily attributable to increased commissions resulting from increased boat sales and restructured commission plans; increased insurance costs related to property, casualty, liability and healthcare; increased payroll associated with improved performance and modest personnel growth; and increased promotional spending in an effort to counteract the inclement weather conditions.

Interest Expense. Interest expense decreased $229,000, or 5.2%, to $4.2 million for the fiscal year ended September 30, 2013 from $4.5 million for the fiscal year ended September 30, 2012. Interest expense as a percentage of revenue decreased to 0.7% for the fiscal year ended September 30, 2013 from 0.9% for the fiscal year ended September 30, 2012. The decrease was primarily a result of lower interest rates under our credit facilities.

Income Tax Benefit. We had an income tax benefit of $894,000 for the fiscal year ended September 30, 2013 compared with an income tax benefit of $176,000 for the fiscal year ended September 30, 2012. Our effective income tax rate was low for both the fiscal year ended September 30, 2013 and 2012. In fiscal 2013, the tax benefit was primarily attributable to a favorable tax settlement with a state in which we operate. In fiscal 2012, we generated a loss for tax purposes and we could not record the benefit for the net operating loss carryforward due to the required valuation allowance. For fiscal 2013 and 2012, the income tax expense ordinarily associated with our pre-tax income was offset by the fully reserved net operating loss carryforward utilized.

Fiscal Year Ended September 30, 2012 Compared with Fiscal Year Ended September 30, 2011

Revenue. Revenue increased $43.6 million, or 9.1%, to $524.5 million for the fiscal year ended September 30, 2012 from $480.9 million for the fiscal year ended September 30, 2011. Of this increase, $53.0 million was attributable to an 11% increase in comparable-store sales, which was partially offset by a decline of $9.4 million related to stores opened or closed that were not eligible for inclusion in the comparable-store base for the 12 months ended September 30, 2012. The increase in our comparable-store sales was due to incremental increases in new boat sales, partly attributable to new brands we have expanded with, and incremental increases in used boat sales, brokerage services, F&I products, service, parts and accessories. Improving industry conditions resulting from improved economic conditions contributed to our comparable-store sales growth.

Gross Profit. Gross profit increased $13.8 million, or 11.5%, to $133.3 million for the fiscal year ended September 30, 2012 from $119.5 million for the fiscal year ended September 30, 2011. Gross profit as a percentage of revenue increased to 25.4% for the fiscal year ended September 30, 2012 from 24.9% for the fiscal year ended September 30, 2011. The increase in gross profit was primarily attributable to the increase in comparable-store sales and incrementally increased margins on new boat sales due to improving industry inventory conditions.

Selling, General, and Administrative Expenses. Selling, general, and administrative expenses remained flat at $127.9 million for both the fiscal years ended September 30, 2012 and September 30, 2011. Selling, general, and administrative expenses as a percentage of revenue decreased approximately 2.2% to 24.4% for the fiscal year ended September 30, 2012 from 26.6% for the fiscal year ended September 30, 2011. The decrease in selling, general, and administrative expenses as a percentage of revenue was primarily attributable to expense leverage obtained through our reported comparable-store sales increase and various cost-reduction efforts including boat show cost reductions and less inventory maintenance given improved inventories.

Interest Expense. Interest expense increased $959,000, or 27.5%, to $4.5 million for the fiscal year ended September 30, 2012 from $3.5 million for the fiscal year ended September 30, 2011. Interest expense as a percentage of revenue increased to 0.9% for the fiscal year ended September 30, 2012 from 0.7% for the fiscal year ended September 30, 2011. The increase was primarily a result of increased borrowings under our credit facilities due to increased average inventories.

Income Tax Benefit. We had an income tax benefit of $176,000 for the fiscal year ended September 30, 2012 compared with an income tax benefit of $367,000 for the fiscal year ended September 30, 2011. Our effective income tax rate was low for both the fiscal year ended September 30, 2012 and 2011. In fiscal 2011, we generated a loss for tax purposes and we could not record the benefit for the net operating loss carryforward due to the required valuation allowance. For fiscal 2012, the income tax expense ordinarily associated with our pre-tax income was offset by the fully reserved net operating loss carryforward utilized.

Quarterly Data and Seasonality

Our business, as well as the entire recreational boating industry, is highly seasonal, with seasonality varying in different geographic markets. With the exception of Florida, we generally realize significantly lower sales and higher levels of inventories, and related short-term borrowings, in the quarterly periods ending December 31 and March 31. The onset of the public boat and recreation shows in January stimulates boat sales and typically allows us to reduce our inventory levels and related short-term borrowings throughout the remainder of the fiscal year. Our business could become substantially more seasonal if we acquire dealers that operate in colder regions of the United States or close retail locations in warm climates.

Our business is also subject to weather patterns, which may adversely affect our results of operations. For example, prolonged winter conditions, drought conditions (or merely reduced rainfall levels) or excessive rain, may limit access to area boating locations or render boating dangerous or inconvenient, thereby curtailing customer demand for our products and services. In addition, unseasonably cool weather and prolonged winter conditions may lead to a shorter selling season in certain locations. Hurricanes and other storms could result in disruptions of our operations or damage to our boat inventories and facilities, as has been the case when Florida and other markets were affected by hurricanes. Although our geographic diversity is likely to reduce the overall impact to us of adverse weather conditions in any one market area, these conditions will continue to represent potential, material adverse risks to us and our future financial performance.

Liquidity and Capital Resources

Our cash needs are primarily for working capital to support operations, including new and used boat and related parts inventories, off-season liquidity, and growth through acquisitions and new store openings. Acquisitions and new store openings remain important strategies to our company, and we plan to accelerate our growth through these strategies when more normal economic conditions return. However, we cannot predict the length or severity of these unfavorable economic or financial conditions. We regularly monitor the aging of our inventories and current market trends to evaluate our current and future inventory needs. We also use this evaluation in conjunction with our review of our current and expected operating performance and expected business levels to determine the adequacy of our financing needs.

These cash needs have historically been financed with cash generated from operations and borrowings under our credit facilities. Our ability to utilize our credit facilities to fund operations depends upon the collateral levels and compliance with the covenants of the credit facilities. Turmoil in the credit markets and weakness in the retail markets may interfere with our ability to remain in compliance with the covenants of the credit facilities and therefore our ability to utilize the credit facilities to fund operations. At September 30, 2013, we were in compliance with all covenants under our credit facilities. We currently depend upon dividends and other payments from our dealerships and our credit facilities to fund our current operations and meet our cash needs. As 100% owner of each of our dealerships, we determine the amounts of such distributions, and currently, no agreements exist that restrict this flow of funds from our dealerships.

For the fiscal years ended September 30, 2013 and 2012, cash provided by operating activities approximated $7.8 million and $8.7 million, respectively. For the fiscal year ended September 30, 2011, cash used in operating activities was approximately $14.7 million. For the fiscal year ended September 30, 2013, cash provided by operating activities was primarily related to net income partially offset by an increase in inventory driven by the timing of orders and increased trade-ins on new boat sales and decreases in accrued expenses and long-term liabilities. For the fiscal year ended September 30, 2012, cash provided by operating activities was primarily related to a decrease of inventory driven by inventory order reductions and partially offset by an increase in accounts receivable as a result of our strong September close. For the fiscal year ended September 30, 2011, cash used in operating activities was primarily related to an increase in inventory driven by new product lines added and the timing of boats received. This was partially offset by a decrease in accounts receivable from our manufacturers as a result of reduced aging. In addition, customer deposits increased as a result of large yachts that were sold on order.

For the fiscal years ended September 30, 2013, 2012, and 2011, cash used in investing activities was approximately $12.6 million, $7.6 million, and $8.7 million, respectively. For the fiscal year ended September 30, 2013, cash used in investing activities was primarily used to purchase inventory associated with a business acquisition and to purchase property and equipment associated with improving existing retail facilities and making capital improvements as a result of Hurricane Sandy and partially offset by insurance proceeds received as a result of Hurricane Sandy. For the fiscal years ended September 30, 2012 and 2011, cash used in investing activities was primarily used to purchase property and equipment associated with improving existing retail facilities as well as inventory purchases associated with a business acquisition.

For the fiscal years ended September 30, 2013, 2012 and 2011, cash provided by financing activities was approximately $4.9 million, $3.2 million, and $26.2 million, respectively. For the fiscal year ended September 30, 2013, cash provided by financing activities was primarily attributable to net short-term borrowings as a result of increased inventory levels and proceeds from the issuance of common stock from our stock based compensation plans. For the fiscal year ended September 30, 2012, cash provided by financing activities was primarily attributable to net short-term borrowings associated with capital expenditures. For the fiscal year ended September 30, 2011, cash provided by financing activities was primarily attributable to net short-term borrowings as a result of increased inventory levels.

In June 2013, we entered into an amendment to our Inventory Financing Agreement (the "Amended Credit Facility"), originally entered into in June 2010, as subsequently amended, with GE Commercial Distribution Finance Corporation. The June 2013 amendment extended the maturity date of the Credit Facility to June 2016, subject to additional extension for two one-year periods, with lender approval. The June 2013 amendment, among other things, also added additional lenders and modified the amount of borrowing availability, interest rate, and maturity date of the Credit Facility. The Amended Credit Facility provides a floor plan financing commitment of up to $205 million, an increase from the previous limit of $150 million, subject to borrowing base availability resulting from the amount and aging of our inventory.

The Amended Credit Facility has certain financial covenants as specified in the agreement. The covenants include provisions that our leverage ratio must not exceed 2.75 to 1.0 and that our current ratio must be greater than 1.2 to 1.0. At September 30, 2013, we were in compliance with all of the covenants under the Amended Credit Facility. The interest rate for amounts outstanding under the Amended Credit Facility is now 355 basis points above the one-month London Inter-Bank Offering Rate ("LIBOR") a reduction of 28 basis points from the prior amendment. There is an unused line fee of ten basis points on the unused portion of the Amended Credit Facility.

Advances under the Amended Credit Facility are initiated by the acquisition of eligible new and used inventory or are re-advances against eligible new and used inventory that have been partially paid-off. Advances on new inventory will generally mature 1,081 days from the original invoice date. Advances on used inventory will mature 361 days from the date we acquire the used inventory. Each advance is subject to a curtailment schedule, which requires that we pay down the balance of each advance on a periodic basis starting after six months. The curtailment schedule varies based on the type and value of the inventory. The collateral for the Amended Credit Facility is all of our personal property with certain limited exceptions. None of our real estate has been pledged for collateral for the Amended Credit Facility.

We were also a party to an Inventory Financing Agreement (the "CGI Facility") with CGI Finance, Inc. ("CGI"). The CGI Facility provided a floor plan financing commitment of $30 million and was designed to provide financing for our Azimut Yacht inventory needs. The CGI Facility was not renewed by the Company and expired in August 2013; however, existing advances under the CGI Facility can remain outstanding for up to 18 months. The interest rate for amounts outstanding under the CGI Facility is 350 basis points above the one month London Inter-Bank Offering Rate. Azimut Yacht inventory is now financed under the Amended Credit Facility.

As of September 30, 2012 and 2013, our indebtedness associated with financing our inventory and working capital needs totaled approximately $120.6 million and $122.5 million, respectively. At September 30, 2012 and 2013, the interest rate on the outstanding short-term borrowings was approximately 4.0% and 3.7%. At September 30, 2013, our additional available borrowings under our Amended Credit Facility were approximately $34.8 million based upon the outstanding borrowing base availability. The aging of our inventory limits our borrowing capacity as defined curtailments reduce the allowable advance rate as our inventory ages. On October 16, 2013, the Company paid off the entire CGI Facility by refinancing such amounts owed under the Amended Credit Facility.

Except as specified in this "Management's Discussion and Analysis of Financial Condition, and Results of Operations" and in our consolidated financial statements, we have no material commitments for capital for the next 12 months. We believe that our existing capital resources will be sufficient to finance our operations for at least the next 12 months, except for possible significant acquisitions.

Contractual Commitments and Commercial Commitments

The following table sets forth a summary of our material contractual obligations and commercial commitments as of September 30, 2013:

Year Ending September 30,	Short-Term Borrowings (1)	Long-Term Liabilities (2)	Operating Leases (3)	Total
		(Amounts in thousands)		
2014	$ 122,470	$ —	$ 5,254	$127,724
2015	—	473	4,053	4,526
2016	—	—	3,188	3,188
2017	—	—	2,367	2,367
2018	—	—	1,701	1,701
Thereafter	—	—	1,533	1,533
Total	$ 122,470	$ 473	$18,096	$141,039

(1) Estimates of future interest payments for short-term borrowings have been excluded in the tabular presentation. Amounts due are contingent upon the outstanding balances and the variable interest rates. As of September 30, 2013, the interest rate on our short-term borrowings was approximately 3.7%.

(2) The amounts included in long-term liabilities consist primarily of gross unrecognized tax benefits and our estimated liability for claims on certain workers' compensation insurance policies. While we estimate the amount to be paid in excess of 12 months, the ultimate timing of the payments is subject to certain variability. Accordingly, we have classified all amounts as due in the following year for the purposes of this table.

(3) Amounts for operating lease commitments do not include certain operating expenses such as maintenance, insurance, and real estate taxes. These amounts are not a material component of operating expenses.

Off-Balance Sheet Arrangements

We do not have any transactions, arrangements, or other relationships with unconsolidated entities that are reasonably likely to affect our financial condition, liquidity, or capital resources. We have no special purpose or limited purpose entities that provide off-balance sheet financing, liquidity, or market or credit risk support; we do not engage in hedging, or research and development services; and we do not have other relationships that expose us to liability that is not reflected in the financial statements.

Item 7A. ***Quantitative and Qualitative Disclosures about Market Risk***

At September 30, 2013, all of our short-term debt bore interest at a variable rate, tied to LIBOR as a reference rate. Changes in the underlying LIBOR interest rate on our short-term debt could affect our earnings. For example, a hypothetical 100 basis point increase in the interest rate on our short-term debt would result in an increase of approximately $1.2 million in annual pre-tax interest expense. This estimated increase is based upon the outstanding balance of our short-term debt as of September 30, 2013 and assumes no mitigating changes by us to reduce the outstanding balances and no additional interest assistance that could be received from vendors due to the interest rate increase.

Products purchased from European-based and Chinese-based manufacturers are subject to fluctuations in the U.S. dollar exchange rate, which ultimately may impact the retail price at which we can sell such products. Accordingly, fluctuations in the value of the other currencies compared with the U.S. dollar may impact the price points at which we can profitably sell such foreign products, and such price points may not be competitive with other product lines in the United States. Accordingly, such fluctuations in exchange rates ultimately may impact the amount of revenue, cost of goods sold, cash flows, and earnings we recognize for such foreign product lines. We cannot predict the effects of exchange rate fluctuations on our operating results. In certain cases, we may enter into foreign currency cash flow hedges to reduce the variability of cash flows associated with forecasted purchases of boats and yachts from European-based and Chinese-based manufacturers. We are not currently engaged in foreign currency exchange hedging transactions to manage our foreign currency exposure. If and when we do engage in foreign currency exchange hedging transactions, we cannot assure that our strategies will adequately protect our operating results from the effects of exchange rate fluctuations.

Item 8. ***Financial Statements and Supplementary Data***

Reference is made to the financial statements, the notes thereto, and the report thereon, commencing on page F-1 of this report, which financial statements, notes, and report are incorporated herein by reference.

Item 9. ***Changes in and Disagreements with Accountants on Accounting and Financial Disclosure***

On March 27, 2013, our Audit Committee approved the selection of KPMG LLP ("KPMG") to serve as our independent registered public accounting firm for the fiscal year ending September 30, 2013. There have been no disagreements with our former accountants on accounting and financial disclosure. For further information, please refer to our Form 8-K filed with the SEC on April 2, 2013.

Item 9A. ***Controls and Procedures***

Evaluation of Disclosure Controls and Procedures

We maintain disclosure controls and procedures that are designed to ensure that material information required to be disclosed by us in Securities Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms, and that such information is accumulated and communicated to our management, including the Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

Our Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934) as of the end of the period covered by this report. Based on such evaluation, such officers have concluded that, as of the end of the period covered by this report, our disclosure controls and procedures were effective at the reasonable assurance level.

Changes in Internal Controls

During the quarter ended September 30, 2013, there were no changes in our internal controls over financial reporting that materially affected, or were reasonably likely to materially affect, our internal control over financial reporting.

Limitations on the Effectiveness of Controls

Our management, including our Chief Executive Officer and Chief Financial Officer, does not expect that our disclosure controls and procedures and internal controls over financial reporting will prevent all errors and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Although our disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the control. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, a control may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

CEO and CFO Certifications

Exhibits 31.1 and 31.2 are the Certifications of the Chief Executive Officer and Chief Financial Officer, respectively. The Certifications are required in accordance with Section 302 of the Sarbanes-Oxley Act of 2002 (the "Section 302 Certifications"). This Item of this report, which you are currently reading is the information concerning the Evaluation referred to in the Section 302 Certifications and this information should be read in conjunction with the Section 302 Certifications for a more complete understanding of the topics presented.

Management's Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) of the Securities Exchange Act of 1934. Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of the Company's internal control over financial reporting as of September 30, 2013 as required by the Securities Exchange Act of 1934 Rule 13a-15(c). In making this assessment, we used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") in *Internal Control — Integrated Framework (1992).* Based on its evaluation, our management concluded that its internal control over financial reporting was effective as of September 30, 2013.

Our internal control over financial reporting as of September 30, 2013 has been audited by KPMG LLP, an independent registered public accounting firm, as stated in their report which appears below.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
MarineMax, Inc.:

We have audited MarineMax, Inc.'s internal control over financial reporting as of September 30, 2013, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). MarineMax, Inc.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying management's report on internal control over financial reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, MarineMax, Inc. maintained, in all material respects, effective internal control over financial reporting as of September 30, 2013, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of MarineMax, Inc. and subsidiaries as of September 30, 2013 and the related consolidated statements of operations, stockholders' equity, and cash flows for the year then ended, and our report dated December 6, 2013 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG LLP

Tampa, Florida
December 6, 2013
Certified Public Accountants

Item 9B. Other Information

Not applicable.

PART III

Item 10. *Directors, Executive Officers and Corporate Governance*

The information required by this Item relating to our directors and corporate governance is incorporated herein by reference to the definitive Proxy Statement (particularly under the caption "Corporate Governance") to be filed pursuant to Regulation 14A of the Exchange Act for our 2014 Annual Meeting of Stockholders. The information required by this Item relating to our executive officers is included in "Business — Executive Officers."

We have adopted a code of ethics that applies to our principal executive officer, principal financial officer, and other senior accounting personnel. The "Code of Ethics for the CEO and Senior Financial Officers" is located on our website at *www.MarineMax.com* in the Investor Relations section under Corporate Governance.

We intend to satisfy the disclosure requirement under Item 5.05(c) of Form 8-K regarding any amendment to, or waiver from, a provision of this code of ethics by posting such information on our website, at the address and location specified above.

Item 11. *Executive Compensation*

The information required by this Item is incorporated herein by reference to the definitive Proxy Statement (particularly under the caption "Executive Compensation") to be filed pursuant to Regulation 14A of the Exchange Act for our 2014 Annual Meeting of Stockholders.

Item 12. *Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters*

The information required by this Item is incorporated herein by reference to the definitive Proxy Statement (particularly under the caption "Security Ownership of Principal Stockholders, Directors, and Officers") to be filed pursuant to Regulation 14A of the Exchange Act for our 2014 Annual Meeting of Stockholders.

Item 13. *Certain Relationships and Related Transactions, and Director Independence*

The information required by this Item is incorporated herein by reference to the definitive Proxy Statement (particularly under the caption "Certain Relationships and Related Transactions") to be filed pursuant to Regulation 14A of the Exchange Act for our 2014 Annual Meeting of Stockholders.

Item 14. *Principal Accountant Fees and Services*

The information required by this Item is incorporated herein by reference to the definitive Proxy Statement (particularly under the caption "Ratification of Appointment of Independent Auditor") to be filled pursuant to Regulation 14A of the Exchange Act for our 2014 Annual Meeting of Stockholders.

PART IV

Item 15. *Exhibits, Financial Statement Schedules*

(a) Financial Statements and Financial Statement Schedules

(1) Financial Statements are listed in the Index to Consolidated Financial Statements on page F-1 of this report.

(2) No financial statement schedules are included because such schedules are not applicable, are not required, or because required information is included in the consolidated financial statements or notes thereto.

(b) Exhibits

Exhibit Number	Exhibit
3.1	Restated Certificate of Incorporation of the Registrant, including all amendments to date (1)
3.1(a)	Certificate of Amendment of Restricted Certificate of Incorporation of the Registrant (2)
3.2	Third Amended and Restated Bylaws of the Registrant (3)
3.3	Certificate of Designation of Series A Junior Participating Preferred Stock (1)
4.1	Specimen of Common Stock Certificate (1)
10.3(h)*	Employment Agreement between Registrant and William H. McGill Jr. (4)
10.3(i)*	Employment Agreement between Registrant and Michael H. McLamb (4)
10.4*	1998 Incentive Stock Plan, as amended through February 27, 2001 (5)
10.5*	1998 Employee Stock Purchase Plan (6)
10.20	Agreement Relating to Acquisitions between Registrant and Brunswick Corporation, dated December 7, 2005 (7)
10.20(a)	Sea Ray Sales and Service Agreement (7)
10.21(f)†	Inventory Financing Agreement executed on June 24, 2010, among MarineMax, Inc. and its subsidiaries, as Borrowers, and GE Commercial Distribution Finance Corporation, as Lender. (8)
10.21(g)†	Program Terms Letter executed on June 24, 2010, among MarineMax, Inc. and its subsidiaries, as Borrowers, and GE Commercial Distribution Finance Corporation, as Lender. (8)
10.21(h)†	Amendment Number One to Inventory Financing Agreement, executed on December 17, 2010, among MarineMax, Inc. and its subsidiaries, as Borrowers, and GE Commercial Distribution Finance Corporation, as Lender. (9)
10.21(i)†	Amendment Number One to Program Terms Letter, executed on December 17, 2010, among MarineMax, Inc. and its subsidiaries, as Borrowers, and GE Commercial Distribution Finance Corporation, as Lender. (9)
10.21(j)†	Amendment Number Two to Inventory Financing Agreement, executed on June 1, 2011, among MarineMax, Inc. and its subsidiaries, as Borrowers, and GE Commercial Distribution Finance Corporation, as Lender. (10)
10.21(k)†	Amendment Number Two to Program Terms Letter, executed on June 1, 2011, among MarineMax, Inc. and its subsidiaries, as Borrowers, and GE Commercial Distribution Finance Corporation, as Lender. (10)
10.21(l)	Amendment Number Three to Inventory Financing Agreement, executed on July 27, 2012, by and among MarineMax, Inc. and its subsidiaries, as Borrowers, and GE Commercial Distribution Finance Corporation, as Lender. (11)
10.21(m) †	Amended and Restated Inventory Financing Agreement, executed on June 28, 2013, by and among MarineMax, Inc. and its subsidiaries, as Borrowers, and GE Commercial Distribution Finance Corporation, as Lender. (12)
10.21(n) †	Amended and Restated Program Terms Letter, executed on June 28, 2013, among MarineMax, Inc. and its subsidiaries, as Borrowers, and GE Commercial Distribution Finance Corporation, as Lender. (12)
10.22*	MarineMax, Inc. 2007 Incentive Compensation Plan (13)
10.23*	Form Stock Option Agreement for 2007 Incentive Compensation Plan (13)
10.24*	Form Restricted Stock Unit Award Agreement for 2007 Incentive Compensation Plan (13)
10.25	Director Fee Share Purchase Program (14)
10.26†	Floor Plan Loan Agreement executed on October 7, 2010, by and among MarineMax, Inc. and its subsidiaries, as Borrowers, and CGI Finance, Inc., as Lender. (15)
10.26(a)	Notice of Extension to Floor Plan Loan Agreement executed on September 15, 2011, by and among MarineMax, Inc. and its subsidiaries, as Borrowers, and CGI Finance, Inc., as Lender. (16)

Exhibit Number	Exhibit
10.26(b)	Notice of Extension to Floor Plan Loan Agreement executed on July 5, 2012, by and among MarineMax, Inc. and its subsidiaries, as Borrowers, and CGI Finance, Inc., as Lender. (11)
10.27†	Floor Plan Credit Loan Note executed on October 7, 2010, by MarineMax, Inc. and its subsidiaries, as Borrowers, payable to CGI Finance, Inc., as Lender. (15)
10.28	Pledge and Security Agreement executed on October 7, 2010, by and among MarineMax, Inc. and its subsidiaries, as Borrowers, and CGI Finance, Inc., as Lender. (15)
10.29(a)*	MarineMax, Inc. 2011 Stock-Based Compensation Plan (17)
10.29(b)*	Form Stock Option Agreement for 2011 Stock-Based Compensation Plan (17)
10.29(c)*	Form Restricted Stock Unit Award Agreement for 2011 Stock-Based Compensation Plan (17)
10.30*	Consulting Agreement, dated June 7, 2012, by and between the Company and John B. Furman (18)
10.31*	Severance Policy for Key Executives (19)
10.32†	Dealership Agreement dated September 1, 2008, by and between MarineMax Northeast, LLC and Azimut Benetti S.P.A.
10.32(a)	First Amendment dated June 22, 2010 to Dealership Agreement dated September 1, 2008, by and between MarineMax Northeast, LLC and Azimut Benetti S.P.A.
10.32(b)	Second Amendment dated February 29, 2012 to Dealership Agreement dated September 1, 2008, by and between MarineMax Northeast, LLC and Azimut Benetti S.P.A.
10.32(c)	Third Amendment dated July 21, 2012 to Dealership Agreement dated September 1, 2008, by and between MarineMax Northeast, LLC and Azimut Benetti S.P.A.
10.33†	Dealership Agreement dated September 1, 2008, by and between MarineMax East, Inc. and Azimut Benetti S.P.A.
10.33(a)	First Amendment dated June 22, 2010 to Dealership Agreement dated September 1, 2008, by and between MarineMax East, Inc. and Azimut Benetti S.P.A.
10.33(b)	Second Amendment dated February 29, 2012 to Dealership Agreement dated September 1, 2008, by and between MarineMax East, Inc. and Azimut Benetti S.P.A.
10.33(c)	Third Amendment dated July 21, 2012 to Dealership Agreement dated September 1, 2008, by and between MarineMax East, Inc. and Azimut Benetti S.P.A.
10.33(d)	Fourth Amendment dated August 21, 2013 to Dealership Agreement dated September 1, 2008, by and between MarineMax East, Inc. and Azimut Benetti S.P.A.
16.1	Letter from Ernst & Young LLP to the Securities and Exchange Commission, dated March 28, 2013 (20)
21	List of Subsidiaries
23.1	Consent of KPMG LLP
23.2	Consent of Ernst & Young LLP
31.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a), promulgated under the Securities Exchange Act of 1934, as amended.
31.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a), promulgated under the Securities Exchange Act of 1934, as amended.
32.1	Certification pursuant to U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
101.INS	XBRL Instance Document

Exhibit Number	Exhibit
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document

---

† Certain information in this exhibit has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to the omitted portions.
* Management contract or compensatory plan or arrangement.
(1) Incorporated by reference to Registration Statement on Form 10-K for the year ended September 30, 2001, as filed on December 20, 2001.
(2) Incorporated by reference to Registrant's Form 8-K as filed February 19, 2010.
(3) Incorporated by reference to Registrant's Form 8-K as filed on June 16, 2011.
(4) Incorporated by reference to Registrant's Form 8-K as filed on June 13, 2006.
(5) Incorporated by reference to Registrant's Form 10-Q for the quarterly period ended December 31, 2001, as filed on February 14, 2002.
(6) Incorporated by reference to Registration Statement on Form S-1 (Registration 333-47873) as filed on March 12, 1998.
(7) Incorporated by reference to Registrant's Form 8-K as filed on December 9, 2005.
(8) Incorporated by reference to Registrant's Form 10-Q for the quarterly period ended June 30, 2010, as filed on August 9, 2010.
(9) Incorporated by reference to Registrant's Form 10-Q for the quarterly period ended December 31, 2010, as filed on February 8, 2011.
(10) Incorporated by reference to Registrant's Form 10-Q for the quarterly period ended June 30, 2011, as filed on August 5, 2011.
(11) Incorporated by reference to Registrant's Form 10-Q for the quarterly period ended June 30, 2012, as filed on August 3, 2012.
(12) Incorporated by reference to Registrant's Form 10-Q for the quarterly period ended June 30, 2013, as filed on August 6, 2013.
(13) Incorporated by reference to Registrant's Form 8-K as filed on March 6, 2007.
(14) Incorporated by reference to Registrant's Form S-8 (File No. 333-141657) as filed March 29, 2007.
(15) Incorporated by reference to Registrant's Form 10-K for the year ended September 30, 2010, as filed on December 2, 2010.
(16) Incorporated by reference to Registrant's Form 10-K for the year ended September 30, 2011, as filed on December 8, 2011.
(17) Incorporated by reference to Registrant's Form 8-K as filed on January 25, 2011.
(18) Incorporated by reference to Registrant's Form 8-K as filed on June 11, 2012.
(19) Incorporated by reference to Registrant's Form 8-K as filed on November 27, 2012.
(20) Incorporated by reference to Registrant's Form 8-K as filed on April 2, 2013.

(c) Financial Statements Schedules

(1) See Item 15(a) above.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MARINEMAX, INC.

/s/ William H. McGill Jr.
William H. McGill Jr.
Chairman of the Board and Chief Executive Officer

Date: December 6, 2013

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Capacity	Date
/s/ William H. McGill Jr. William H. McGill Jr.	Chairman of the Board, President, and Chief Executive Officer (Principal Executive Officer)	December 6, 2013
/s/ Michael H. McLamb Michael H. McLamb	Executive Vice President, Chief Financial Officer, Secretary, and Director (Principal Accounting and Financial Officer)	December 6, 2013
/s/ Frances L. Allen Frances L. Allen	Director	December 6, 2013
/s/ Hilliard M. Eure III Hilliard M. Eure III	Director	December 6, 2013
/s/ Russell J. Knittel Russell J. Knittel	Director	December 6, 2013
/s/ Charles R. Oglesby Charles R. Oglesby	Director	December 6, 2013
/s/ Joseph A. Watters Joseph A. Watters	Director	December 6, 2013
/s/ Dean S. Woodman Dean S. Woodman	Director	December 6, 2013

MARINEMAX, INC. AND SUBSIDIARIES

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
MarineMax, Inc.:

We have audited the accompanying consolidated balance sheet of MarineMax, Inc. and subsidiaries as of September 30, 2013, and the related consolidated statements of operations, stockholders' equity, and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of MarineMax, Inc. and subsidiaries as of September 30, 2013, and the results of their operations and their cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), MarineMax Inc. internal control over financial reporting as of September 30, 2013, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated December 6, 2013, expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

/s/ KPMG LLP

Tampa, Florida
December 6, 2013
Certified Public Accountants

Report of Independent Registered Certified Public Accounting Firm

The Board of Directors and Stockholders
MarineMax, Inc. and Subsidiaries

We have audited the accompanying consolidated balance sheet of MarineMax, Inc. and subsidiaries as of September 30, 2012, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the two years in the period ended September 30, 2012. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of MarineMax, Inc. and subsidiaries at September 30, 2012, and the consolidated results of their operations and their cash flows for each of the two years in the period ended September 30, 2012, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Tampa, Florida
December 7, 2012

MARINEMAX, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(Amounts in thousands except share and per share data)

	September 30, 2012	September 30, 2013
ASSETS		
CURRENT ASSETS:		
Cash and cash equivalents	$ 23,617	$ 23,756
Accounts receivable, net	18,820	19,410
Inventories, net	215,120	228,041
Prepaid expenses and other current assets	5,053	4,849
Total current assets	262,610	276,056
Property and equipment, net	98,796	100,339
Other long-term assets, net	3,715	5,507
Total assets	$ 365,121	$ 381,902
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Accounts payable	$ 8,457	$ 7,474
Customer deposits	8,495	9,342
Accrued expenses	23,266	20,331
Short-term borrowings	120,647	122,470
Total current liabilities	160,865	159,617
Long-term liabilities	3,312	473
Total liabilities	164,177	160,090
COMMITMENTS AND CONTINGENCIES		
STOCKHOLDERS' EQUITY:		
Preferred stock, $.001 par value, 1,000,000 shares authorized, none issued or outstanding at September 30, 2012 and 2013	—	—
Common stock, $.001 par value; 40,000,000 shares authorized, 23,701,050 and 24,336,495 shares issued and 22,910,150 and 23,545,595 shares outstanding at September 30, 2012 and 2013, respectively	24	24
Additional paid-in capital	215,885	221,729
Retained earnings	845	15,869
Treasury stock, at cost, 790,900 shares held at September 30, 2012 and 2013	(15,810)	(15,810)
Total stockholders' equity	200,944	221,812
Total liabilities and stockholders' equity	$ 365,121	$ 381,902

See accompanying notes to consolidated financial statements.

MARINEMAX, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(Amounts in thousands except share and per share data)

	For the Year Ended September 30,		
	2011	2012	2013
Revenue	$ 480,894	$ 524,456	$ 584,497
Cost of sales	361,400	391,173	433,644
Gross profit	119,494	133,283	150,853
Selling, general, and administrative expenses	127,896	127,913	132,505
(Loss) income from operations	(8,402)	5,370	18,348
Interest expense	3,488	4,447	4,218
(Loss) income before income tax benefit	(11,890)	923	14,130
Income tax benefit	367	176	894
Net (loss) income	$ (11,523)	$ 1,099	$ 15,024
Basic net (loss) income per common share	$ (0.52)	$ 0.05	$ 0.65
Diluted net (loss) income per common share	$ (0.52)	$ 0.05	$ 0.63
Weighted average number of common shares used in computing net (loss) income per common share:			
Basic	22,375,271	22,740,986	23,253,992
Diluted	22,375,271	23,335,918	24,003,728

See accompanying notes to consolidated financial statements.

MARINEMAX, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(Amounts in thousands except share data)

	Common Stock		Additional Paid-in Capital	Retained Earnings (Accumulated Deficit)	Treasury Stock	Total Stockholders' Equity
	Shares	Amount				
BALANCE, September 30, 2010	22,938,938	23	206,548	11,269	(15,810)	202,030
Net loss	—	—	—	(11,523)	—	(11,523)
Shares issued pursuant to employee stock purchase plan	81,615	—	488	—	—	488
Shares issued upon vesting of equity awards, net of tax withholding	70,389	—	(191)	—	—	(191)
Shares issued upon exercise of stock options	195,792	—	948	—	—	948
Stock-based compensation	16,366	—	3,248	—	—	3,248
BALANCE, September 30, 2011	23,303,100	23	211,041	(254)	(15,810)	195,000
Net income	—	—	—	1,099	—	1,099
Shares issued pursuant to employee stock purchase plan	101,982	—	561	—	—	561
Shares issued upon vesting of equity awards, net of tax withholding	45,084	—	(85)	—	—	(85)
Shares issued upon exercise of stock options	230,380	1	903	—	—	904
Stock-based compensation	20,504	—	3,465	—	—	3,465
BALANCE, September 30, 2012	23,701,050	$ 24	$215,885	$ 845	$ (15,810)	$ 200,944
Net income	—	—	—	15,024	—	15,024
Shares issued pursuant to employee stock purchase plan	81,715	—	574	—	—	574
Shares issued upon vesting of equity awards, net of tax withholding	32,666	—	(157)	—	—	(157)
Shares issued upon exercise of stock options	504,400	—	2,692	—	—	2,692
Stock-based compensation	16,664	—	2,735	—	—	2,735
BALANCE, September 30, 2013	24,336,495	$ 24	$221,729	$ 15,869	$ (15,810)	$ 221,812

See accompanying notes to consolidated financial statements.

MARINEMAX, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Amounts in thousands)

	For the Year Ended September 30,		
	2011	2012	2013
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net (loss) income	$ (11,523)	$ 1,099	$ 15,024
Adjustments to reconcile net (loss) income to net cash (used in) provided by operating activities:			
Depreciation and amortization	6,615	6,479	6,777
Loss on sale of property and equipment	21	225	136
Gain on insurance settlements	—	—	154
Stock-based compensation expense, net	3,248	3,465	2,735
Decrease (increase) in —			
Accounts receivable, net	7,043	(4,657)	319
Inventories, net	(28,660)	8,313	(8,853)
Prepaid expenses and other assets	161	(479)	(820)
Increase (decrease) in —			
Accounts payable	1,640	(185)	(2,645)
Customer deposits	3,673	(590)	832
Accrued expenses and long-term liabilities	3,102	(4,996)	(5,848)
Net cash (used in) provided by operating activities	(14,680)	8,674	7,811
CASH FLOWS FROM INVESTING ACTIVITIES:			
Purchases of property and equipment	(6,585)	(5,732)	(9,822)
Net cash used in acquisition of businesses, primarily inventory	(2,258)	(4,393)	(4,638)
Proceeds from insurance settlements	—	—	1,743
Proceeds from sale of property and equipment	151	2,483	113
Net cash used in investing activities	(8,692)	(7,642)	(12,604)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Net borrowings on short-term borrowings	24,984	1,819	1,823
Debt modification costs	(10)	—	—
Net proceeds from issuance of common stock under incentive compensation and employee purchase plans	1,245	1,380	3,109
Net cash provided by financing activities	26,219	3,199	4,932
NET INCREASE IN CASH AND CASH EQUIVALENTS:	2,847	4,231	139
CASH AND CASH EQUIVALENTS, beginning of period	16,539	19,386	23,617
CASH AND CASH EQUIVALENTS, end of period	$ 19,386	$ 23,617	$ 23,756
Supplemental Disclosures of Cash Flow Information:			
Cash paid for:			
Interest	3,261	4,322	4,380
Income taxes	31	10	330

See accompanying notes to consolidated financial statements.

MARINEMAX, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. COMPANY BACKGROUND AND BASIS OF PRESENTATION:

We are the largest recreational boat retailer in the United States. We engage primarily in the retail sale, brokerage, and service of new and used boats, motors, trailers, marine parts and accessories and offer slip and storage accommodations in certain locations. In addition, we arrange related boat financing, insurance, and extended service contracts. We recently implemented programs to increase our sale over the Internet of used boats and a wide range of boating parts, accessories, supplies, and products; the sale of boats, boating parts, and accessories, as well as the offer of finance and insurance, or F&I, products at various offsite locations; and the charter of power and sailing yachts in the British Virgin Islands. None of these recently implemented programs have had a material effect on our consolidated financial statements. As of September 30, 2013, we operated through 54 retail locations in 18 states, consisting of Alabama, Arizona, California, Connecticut, Florida, Georgia, Maryland, Massachusetts, Minnesota, Missouri, New Jersey, New York, North Carolina, Ohio, Oklahoma, Rhode Island, Tennessee, and Texas. Our MarineMax Vacations operations maintain a facility in Tortola, British Virgin Islands.

We are the nation's largest retailer of Sea Ray, Boston Whaler, Bayliner, and Meridian recreational boats and yachts, all of which are manufactured by Brunswick Corporation ("Brunswick"). Sales of new Brunswick boats accounted for approximately 38% of our revenue in fiscal 2013. Brunswick is the world's largest manufacturer of marine products and marine engines. We believe we represented approximately 49% of Brunswick's Sea Ray boat sales, during our fiscal 2013.

We have dealership agreements with Sea Ray, Boston Whaler, Bayliner, Meridian, and Mercury Marine, all subsidiaries or divisions of Brunswick. We also have dealer agreements with Italy-based Azimut-Benetti Group's product line for Azimut Yachts. These agreements allow us to purchase, stock, sell, and service these manufacturers' boats and products. These agreements also allow us to use these manufacturers' names, trade symbols, and intellectual properties in our operations.

We are a party to a multi-year dealer agreement with Brunswick covering Sea Ray products that appoints us as the exclusive dealer of Sea Ray boats in our geographic markets. We are the exclusive dealer for Boston Whaler and Bayliner through multi-year dealer agreements for many of our geographic markets. We are a party to a dealer agreement with Hatteras Yachts that gives us the exclusive right to sell Hatteras Yachts throughout the states of Florida (excluding the Florida panhandle), New Jersey, New York, and Texas. We are also the exclusive dealer for Cabo Yachts throughout the states of Florida, New Jersey, and New York through a dealer agreement. In addition, we are the exclusive dealer for Azimut Yachts for the entire United States through a multi-year dealer agreement. Sales of new Azimut boats accounted for approximately 13% of our revenue in fiscal 2013. We believe non-Brunswick brands offer a migration for our existing customer base or fill a void in our product offerings, and accordingly, do not compete with the business generated from our other prominent brands.

As is typical in the industry, we deal with manufacturers, other than Sea Ray, Boston Whaler, Bayliner, Meridian, and Azimut Yachts, under renewable annual dealer agreements, each of which gives us the right to sell various makes and models of boats within a given geographic region. Any change or termination of these agreements, or the agreements discussed above, for any reason, or changes in competitive, regulatory, or marketing practices, including rebate or incentive programs, could adversely affect our results of operations. Although there are a limited number of manufacturers of the type of boats and products that we sell, we believe that adequate alternative sources would be available to replace any manufacturer other than Sea Ray and Azimut as a product source. These alternative sources may not be available at the time of any interruption, and alternative products may not be available at comparable terms, which could affect operating results adversely.

General economic conditions and consumer spending patterns can negatively impact our operating results. Unfavorable local, regional, national, or global economic developments or uncertainties regarding future economic prospects could reduce consumer spending in the markets we serve and adversely affect our business. Economic conditions in areas in which we operate dealerships, particularly Florida in which we generated approximately 50%, 49%, and 51% of our revenue during fiscal 2011, 2012, and 2013, respectively, can have a major impact on our operations. Local influences, such as corporate downsizing, military base closings, inclement weather such as Hurricane Sandy, environmental conditions, and specific events, such as the BP oil spill in the Gulf of Mexico, also could adversely affect our operations in certain markets.

In an economic downturn, consumer discretionary spending levels generally decline, at times resulting in disproportionately large reductions in the sale of luxury goods. Consumer spending on luxury goods also may decline as a result of lower consumer confidence levels, even if prevailing economic conditions are favorable. As a result, an economic downturn could impact us more than certain of our competitors due to our strategic focus on a higher end of our market. Although we have expanded our operations during periods of stagnant or modestly declining industry trends, the cyclical nature of the recreational boating industry or the lack of industry growth may adversely affect our business, financial condition, and results of operations. Any period of adverse economic conditions or low consumer confidence has a negative effect on our business.

Lower consumer spending resulting from a downturn in the housing market and other economic factors adversely affected our business in fiscal 2007, and continued weakness in consumer spending and depressed economic conditions had a substantial negative effect on our business in each subsequent fiscal year, including to a more limited extent in fiscal 2012 and 2013. These conditions have caused us to substantially reduce our acquisition program, delay new store openings, reduce our inventory purchases, engage in inventory reduction efforts, close a number of our retail locations, reduce our headcount, and amend and replace our credit facility. Acquisitions and new store openings remain important strategies to our company, and we plan to accelerate our growth through these strategies when more normal economic conditions return. However, we cannot predict the length or severity of these unfavorable economic or financial conditions or the extent to which they will continue to adversely affect our operating results nor can we predict the effectiveness of the measures we have taken to address this environment or whether additional measures will be necessary.

In order to provide comparability between periods presented, certain amounts have been reclassified from the previously reported consolidated financial statements to conform to the consolidated financial statement presentation of the current period. The consolidated financial statements include our accounts and the accounts of our subsidiaries, all of which are wholly owned. All significant intercompany transactions and accounts have been eliminated.

2. SIGNIFICANT ACCOUNTING POLICIES:

Cash and Cash Equivalents

We consider all highly liquid investments with an original maturity of three months or less to be cash equivalents.

Vendor Consideration Received

We account for consideration received from our vendors in accordance with FASB Accounting Standards Codification 605-50, "Revenue Recognition - Customer Payments and Incentives" ("ASC 605-50"). ASC 605-50 requires us to classify interest assistance received from manufacturers as a reduction of inventory cost and related cost of sales as opposed to netting the assistance against our interest expense incurred with our lenders. Pursuant to ASC 605-50, amounts received by us under our co-op assistance programs from our manufacturers are netted against related advertising expenses.

Inventories

Inventory costs consist of the amount paid to acquire inventory, net of vendor consideration and purchase discounts, the cost of equipment added, reconditioning costs, and transportation costs relating to acquiring inventory for sale. We state new and used boat, motor, and trailer inventories at the lower of cost, determined on a specific-identification basis, or market. We state parts and accessories at the lower of cost, determined on an average cost basis, or market. We utilize our historical experience, the aging of the inventories, and our consideration of current market trends as the basis for determining a lower of cost or market valuation allowance. As of September 30, 2012 and 2013, our lower of cost or market valuation allowance was $2.8 million and $1.8 million, respectively. If events occur and market conditions change, causing the fair value to fall below carrying value, the lower of cost or market valuation allowance could increase.

Property and Equipment

We record property and equipment at cost, net of accumulated depreciation, and depreciate property and equipment over their estimated useful lives using the straight-line method. We capitalize and amortize leasehold improvements over the lesser of the life of the lease or the estimated useful life of the asset. Useful lives for purposes of computing depreciation are as follows:

	Years
Buildings and improvements	5-40
Machinery and equipment	3-10
Furniture and fixtures	5-10
Vehicles	3-5

We remove the cost of property and equipment sold or retired and the related accumulated depreciation from the accounts at the time of disposition and include any resulting gain or loss in the consolidated statements of operations. We charge maintenance, repairs, and minor replacements to operations as incurred, and we capitalize and amortize major replacements and improvements over their useful lives.

Goodwill

We account for goodwill in accordance with FASB Accounting Standards Codification 350, "Intangibles - Goodwill and Other" ("ASC 350"), which provides that the excess of cost over net assets of businesses acquired is recorded as goodwill. The acquisitions of Bassett Marine, LLC and Parker Boat Company resulted in goodwill of $802,000. In accordance with ASC 350, we review goodwill for impairment at least annually and whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Our annual impairment test is performed during the fourth fiscal quarter. If the carrying amount of goodwill exceeds its fair value we would recognize an impairment loss in accordance with ASC 350. As of September 30, 2013, and based upon our most recent analysis, we determined through our qualitative assessment that it is not "more likely than not" that the fair values of our reporting units are less than their carrying values. As a result, we were not required to perform the two-step goodwill impairment test.

Impairment of Long-Lived Assets

FASB Accounting Standards Codification 360-10-40, "Property, Plant, and Equipment - Impairment or Disposal of Long-Lived Assets" ("ASC 360-10-40"), requires that long-lived assets, such as property and equipment and purchased intangibles subject to amortization, be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of the asset is measured by comparison of its carrying amount to undiscounted future net cash flows the asset is expected to generate. If such assets are considered to be impaired, the impairment to be recognized is measured as the amount by which the carrying amount of the asset exceeds its fair market value. Estimates of expected future cash flows represent our best estimate based on currently available information and reasonable and supportable assumptions. Any impairment recognized in accordance with ASC 360-10-40 is permanent and may not be restored. Based upon our most recent analysis, we believe no impairment of long-lived assets existed at September 30, 2013.

Customer Deposits

Customer deposits primarily include amounts received from customers toward the purchase of boats. We recognize these deposits as revenue upon delivery to or acceptance by of the related boats to customers.

Insurance

We retain varying levels of risk relating to the insurance policies we maintain, most significantly workers' compensation insurance and employee medical benefits. We are responsible for the claims and losses incurred under these programs, limited by per occurrence deductibles and paid claims or losses up to pre-determined maximum exposure limits. Our third-party insurance carriers pay any losses above the pre-determined exposure limits. We estimate our liability for incurred but not reported losses using our historical loss experience, our judgment, and industry information.

Revenue Recognition

We recognize revenue from boat, motor, and trailer sales, and parts and service operations at the time the boat, motor, trailer, or part is delivered to or accepted by the customer or the service is completed. We recognize deferred revenue from service operations and slip and storage services on a straight-line basis over the term of the contract or when service is completed. We recognize commissions earned from a brokerage sale at the time the related brokerage transaction closes. We recognize commissions earned by us for placing notes with financial institutions in connection with customer boat financing when we recognize the related boat sales. We recognize marketing fees earned on credit life, accident, disability, gap, and hull insurance products sold by third-party insurance companies at the later of customer acceptance of the insurance product as evidenced by contract execution or when the related boat sale is recognized. Pursuant to negotiated agreements with financial and insurance institutions, we are charged back for a portion of these fees should the customer terminate or default on the related finance or insurance contract before it is outstanding for a stipulated minimum period of time. We base the chargeback allowance, which was not material to the consolidated financial statements taken as a whole as of September 30, 2013, on our experience with repayments or defaults on the related finance or insurance contracts.

We also recognize commissions earned on extended warranty service contracts sold on behalf of third-party insurance companies at the later of customer acceptance of the service contract terms as evidenced by contract execution or recognition of the related boat sale. We are charged back for a portion of these commissions should the customer terminate or default on the service contract prior to its scheduled maturity. We determine the chargeback allowance, which was not material to the consolidated financial statements taken as a whole as of September 30, 2013, based upon our experience with terminations or defaults on the service contracts.

The following table sets forth percentages of our revenue generated by certain products and services, for each of last three fiscal years.

	2011	2012	2013
New boat sales	60.6%	62.7%	61.9%
Used boat sales	19.0%	17.8%	19.4%
Maintenance, repair, storage, and charter services	8.9%	8.3%	8.0%
Finance and insurance products	2.7%	2.8%	2.8%
Parts and accessories	6.2%	6.0%	5.5%
Brokerage services	2.6%	2.4%	2.4%
Total Revenue	100.0%	100.0%	100.0%

Stock-Based Compensation

We account for our stock-based compensation plans following the provisions of FASB Accounting Standards Codification 718, "Compensation — Stock Compensation" ("ASC 718"). In accordance with ASC 718, we use the Black-Scholes valuation model for valuing all stock-based compensation and shares purchased under our Employee Stock Purchase Plan. We measure compensation for restricted stock awards and restricted stock units at fair value on the grant date based on the number of shares expected to vest and the quoted market price of our common stock. For restricted stock units with market conditions, we utilize a Monte Carlo simulation embedded in a lattice model to determine the fair value. We recognize compensation cost for all awards in operations, net of estimated forfeitures, on a straight-line basis over the requisite service period for each separately vesting portion of the award.

Advertising and Promotional Costs

We expense advertising and promotional costs as incurred and include them in selling, general, and administrative expenses in the accompanying consolidated statements of operations. Pursuant to ASC 605-50, we net amounts received by us under our co-op assistance programs from our manufacturers against the related advertising expenses. Total advertising and promotional expenses approximated $11.2 million, $9.5 million, and $9.8 million, net of related co-op assistance of approximately $364,000, $390,000, and $419,000, for the fiscal years ended September 30, 2011, 2012, and 2013, respectively.

Income Taxes

We account for income taxes in accordance with FASB Accounting Standards Codification 740, "Income Taxes" ("ASC 740"). Under ASC 740, we recognize deferred tax assets and liabilities for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. We measure deferred tax assets and liabilities using enacted tax rates expected to apply to taxable income in the years in which we expect those temporary differences to be recovered or settled. We record valuation allowances to reduce our deferred tax assets to the amount expected to be realized by considering all available positive and negative evidence.

Pursuant to ASC 740, we must consider all positive and negative evidence regarding the realization of deferred tax assets, including past operating results and future sources of taxable income. Under the provisions of ASC 740-10, we determined that our net deferred tax asset needed to be fully reserved given recent earnings and industry trends.

Concentrations of Credit Risk

Financial instruments, which potentially subject us to concentrations of credit risk, consist principally of cash and cash equivalents and accounts receivable. Concentrations of credit risk with respect to our cash and cash equivalents are limited primarily to amounts held with financial institutions. Concentrations of credit risk arising from our receivables are limited primarily to amounts due from manufacturers and financial institutions.

Fair Value of Financial Instruments

The carrying amount of our financial instruments approximates fair value resulting from either length to maturity or existence of interest rates that approximate prevailing market rates unless otherwise disclosed in these consolidated financial statements.

Use of Estimates and Assumptions

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. Significant estimates made by us in the accompanying consolidated financial statements relate to valuation allowances, valuation of goodwill and intangible assets, valuation of long-lived assets, and valuation of accruals. Actual results could differ materially from those estimates.

3. ACCOUNTS RECEIVABLE:

Trade receivables consist primarily of receivables from financial institutions, which provide funding for customer boat financing and amounts due from financial institutions earned from arranging financing with our customers. We normally collect these receivables within 30 days of the sale. Trade receivables also include amounts due from customers on the sale of boats, parts, service, and storage. Amounts due from manufacturers represent receivables for various manufacturer programs and parts and service work performed pursuant to the manufacturers' warranties.

The allowance for uncollectible receivables, which was not material to the consolidated financial statements as of September 30, 2012 or 2013, was based on our consideration of customer payment practices, past transaction history with customers, and economic conditions. When an account becomes uncollectable, we expense it as a bad debt and we credit payments subsequently received to the bad debt expense account. We review the allowance for uncollectible receivables when an event or other change in circumstances results in a change in the estimate of the ultimate collectability of a specific account.

Accounts receivable, net consisted of the following at September 30,

	2012	2013
	(Amounts in thousands)	
Trade receivables	$ 11,348	$ 14,982
Amounts due from manufacturers	7,061	4,060
Other receivables	411	368
	$ 18,820	$ 19,410

4. INVENTORIES:

Inventories, net, consisted of the following at September 30,

	2012	2013
	(Amounts in thousands)	
New boats, motors, and trailers	$ 179,210	$ 189,618
Used boats, motors, and trailers	29,427	31,701
Parts, accessories, and other	6,483	6,722
	$ 215,120	$ 228,041

5. PROPERTY AND EQUIPMENT:

Property and equipment consisted of the following at September 30,

	2012	2013
	(Amounts in thousands)	
Land	$ 41,050	$ 40,939
Buildings and improvements	79,540	81,212
Machinery and equipment	25,407	26,334
Furniture and fixtures	3,904	4,656
Vehicles	4,761	4,945
	154,662	158,086
Accumulated depreciation and amortization	(55,866)	(57,747)
	$ 98,796	$100,339

Depreciation and amortization expense on property and equipment totaled approximately $6.5 million, $6.4 million, and $6.8 million for the fiscal years ended September 30, 2011, 2012, and 2013, respectively.

6. OTHER LONG-TERM ASSETS:

During February 2006, we became party to a joint venture with Brunswick that acquired certain real estate and assets of Great American Marina for an aggregate purchase price of approximately $11.0 million, of which we contributed approximately $4.0 million and Brunswick contributed approximately $7.0 million. The terms of the agreement specify that we operate and maintain the service business and that Brunswick operate and maintain the marina business. Simultaneously with the closing, the acquired entity became Gulfport Marina, LLC ("Gulfport"). We account for our investment in Gulfport in accordance with FASB Accounting Standards Codification 323, "Investment – Equity Method and Joint Venture". Accordingly, we adjust the carrying amount of our investment in Gulfport to recognize our share of earnings or losses, based on the service business we operate. The carrying amount of our investment is included in other long-term assets on the consolidated balance sheets, and our share of the earnings or losses based on the service business that we operate are included in selling, general and administrative expenses on the consolidated statements of operations.

7. SHORT-TERM BORROWINGS:

In June 2013, we entered into an amendment to our Inventory Financing Agreement (the "Amended Credit Facility"), originally entered into in June 2010, as subsequently amended, with GE Commercial Distribution Finance Corporation. The June 2013 amendment extended the maturity date of the Credit Facility to June 2016, subject to additional extension for two one-year periods, with lender approval. The June 2013 amendment, among other things, also added additional lenders and modified the amount of borrowing availability, interest rate, and maturity date of the Credit Facility. The Amended Credit Facility provides a floor plan financing commitment of up to $205 million, an increase from the previous limit of $150 million, subject to borrowing base availability resulting from the amount and aging of our inventory.

The Amended Credit Facility has certain financial covenants as specified in the agreement. The covenants include provisions that our leverage ratio must not exceed 2.75 to 1.0 and that our current ratio must be greater than 1.2 to 1.0. At September 30, 2013, we were in compliance with all of the covenants under the Amended Credit Facility. The interest rate for amounts outstanding under the Amended Credit Facility is now 355 basis points above the one-month London Inter-Bank Offering Rate ("LIBOR") a reduction of 28 basis points from the prior amendment. There is an unused line fee of ten basis points on the unused portion of the Amended Credit Facility.

Advances under the Amended Credit Facility are initiated by the acquisition of eligible new and used inventory or are re-advances against eligible new and used inventory that have been partially paid-off. Advances on new inventory will generally mature 1,081 days from the original invoice date. Advances on used inventory will mature 361 days from the date we acquire the used inventory. Each advance is subject to a curtailment schedule, which requires that we pay down the balance of each advance on a periodic basis starting after six months. The curtailment schedule varies based on the type and value of the inventory. The collateral for the Amended Credit Facility is all of our personal property with certain limited exceptions. None of our real estate has been pledged for collateral for the Amended Credit Facility.

We were also a party to an Inventory Financing Agreement (the "CGI Facility") with CGI Finance, Inc. ("CGI"). The CGI Facility provided a floor plan financing commitment of $30 million and was designed to provide financing for our Azimut Yacht inventory needs. The CGI Facility was not renewed by the Company and expired in August 2013; however, existing advances under the CGI Facility can remain outstanding for up to 18 months. The interest rate for amounts outstanding under the CGI Facility is 350 basis points above the one month London Inter-Bank Offering Rate. Azimut Yacht inventory is now financed under the Amended Credit Facility.

As of September 30, 2012 and 2013, our indebtedness associated with financing our inventory and working capital needs totaled approximately $120.6 million and $122.5 million, respectively. At September 30, 2012 and 2013, the interest rate on the outstanding short-term borrowings was approximately 4.0% and 3.7%. At September 30, 2013, our additional available borrowings under our Amended Credit Facility were approximately $34.8 million based upon the outstanding borrowing base availability. The aging of our inventory limits our borrowing capacity as defined curtailments reduce the allowable advance rate as our inventory ages.

As is common in our industry, we receive interest assistance directly from boat manufacturers, including Brunswick. The interest assistance programs vary by manufacturer, but generally include periods of free financing or reduced interest rate programs. The interest assistance may be paid directly to us or our lender depending on the arrangements the manufacturer has established. We classify interest assistance received from manufacturers as a reduction of inventory cost and related cost of sales as opposed to netting the assistance against our interest expense incurred with our lenders.

The availability and costs of borrowed funds can adversely affect our ability to obtain adequate boat inventory and the holding costs of that inventory as well as the ability and willingness of our customers to finance boat purchases. At September 30, 2013, we had no long-term debt. However, we rely on our Amended Credit Facility to purchase our inventory of boats. The aging of our inventory limits our borrowing capacity as defined curtailments reduce the allowable advance rate as our inventory ages. Our access to funds under our Amended Credit Facility also depends upon the ability of our lenders to meet their funding commitments, particularly if they experience shortages of capital or experience excessive volumes of borrowing requests from others during a short period of time. A continuation of depressed economic conditions, weak consumer spending, turmoil in the credit markets, and lender difficulties, among other potential reasons, could interfere with our ability to utilize our Amended Credit Facility to fund our operations. Any inability to utilize our Amended Credit Facility could require us to seek other sources of funding to repay amounts outstanding under the credit agreements or replace or supplement our credit agreements, which may not be possible at all or under commercially reasonable terms.

Similarly, decreases in the availability of credit and increases in the cost of credit adversely affect the ability of our customers to purchase boats from us and thereby adversely affect our ability to sell our products and impact the profitability of our finance and insurance activities. Tight credit conditions during fiscal 2009, 2010, and 2011 adversely affected the ability of customers to finance boat purchases, which had a negative effect on our operating results.

8. INCOME TAXES:

The components of our benefit from income taxes consisted of the following for the fiscal years ended September 30,

	2011	2012	2013
	(Amounts in thousands)		
Current benefit:			
Federal	$ (235)	$ (116)	$ 101
State	(132)	(60)	(995)
Total current benefit	(367)	$ (176)	$ (894)
Deferred benefit:			
Federal	—	—	—
State	—	—	—
Total deferred benefit	—	—	—
Total income tax benefit	$ (367)	$ (176)	$ (894)

Below is a reconciliation of the statutory federal income tax rate to our effective tax rate for the fiscal years ended September 30,

	2011	2012	2013
Federal tax (benefit) provision	(35.0)%	35.0%	35.0%
State taxes, net of federal effect	(6.8)%	(16.8)%	(0.7)%
Stock based compensation	0.7%	7.5%	0.6%
Valuation allowance	39.5%	(50.2)%	(45.0)%
Federal NOL carryback	(2.0)%	(12.6)%	0.0%
Foreign rate differential	0.0%	15.4%	2.9%
Other	0.5%	2.7%	0.9%
Effective tax rate	(3.1)%	(19.0)%	(6.3)%

Deferred income taxes reflect the impact of temporary differences between the amount of assets and liabilities recognized for financial reporting purposes and such amounts recognized for income tax purposes. The tax effects of these temporary differences representing the components of deferred tax assets (liabilities) at September 30,

	2012	2013
	(Amounts in thousands)	
Current deferred tax assets:		
Inventories	$ 1,644	$ 1,494
Accrued expenses	651	1,269
Current deferred tax assets	2,295	2,763
Valuation allowance	(2,295)	(2,763)
Net current deferred tax assets	$ —	$ —
Long-term deferred tax assets:		
Depreciation and amortization	$ 11,945	$ 8,275
Stock based compensation	4,177	4,216
FIN 48 deferred tax asset	482	70
Tax loss carryforwards	29,196	26,726
Other	182	294
Long-term deferred tax assets	45,982	39,581
Valuation allowance	(45,982)	(39,581)
Net long-term deferred tax assets	$ —	$ —

Pursuant to ASC 740, we must consider all positive and negative evidence regarding the realization of deferred tax assets, including past operating results and future sources of taxable income. Under the provisions of ASC 740, we determined that a full valuation allowance was needed given cumulative losses in recent years excluding the Deepwater Horizon recoveries. The total valuation allowance at September 30, 2012 and 2013 was $48.3 million and $42.3 million, respectively.

Under ASC 740, the impact of an uncertain tax position taken or expected to be taken on an income tax return must be recognized in the financial statements at the largest amount that is more likely than not to be sustained upon audit by the relevant taxing authority. An uncertain income tax position will not be recognized in the financial statements unless it is more likely than not of being sustained. As of September 30, 2012 and 2013, we had approximately $1.5 million and $224,000, respectively, of gross unrecognized tax benefits, of which approximately $1.0 million and $154,000, respectively, if recognized, would impact the effective tax rate before considering a change in valuation allowance.

The reconciliation of the total amount recorded for unrecognized tax benefits at the beginning and end of the fiscal years ended September 30, 2012 and 2013 is as follows:

	2012	2013
	(Amounts in thousands)	
Unrecognized tax benefits at the beginning of the year	$ 1,581	$ 1,498
Increases in tax positions for prior years	46	34
Decreases in tax positions for prior years	(32)	(1,308)
Lapse of statute of limitations	(97)	0
Unrecognized tax benefits at September 30,	$ 1,498	$ 224

Consistent with our prior practices, we recognize interest and penalties related to uncertain tax positions as a component of income tax expense. As of September 30, 2012 and 2013, interest and penalties represented approximately $673,000 and $100,000, respectively, of the gross unrecognized tax benefits.

We are subject to tax by both federal and state taxing authorities. Until the respective statutes of limitations expire, we are subject to income tax audits in the jurisdictions in which we operate. We are no longer subject to U.S. federal tax examinations for fiscal years prior to 2010, and we are not subject to audits prior to the 2009 fiscal year for the majority of the state jurisdictions.

It is reasonably possible that a change to the total amount of unrecognized tax benefits could occur in the next 12 months based on examinations by tax authorities, the expiration of statutes of limitations, or potential settlements of outstanding positions.

9. STOCKHOLDERS' EQUITY:

In November 2005, our Board of Directors approved a share repurchase plan allowing our company to repurchase up to 1,000,000 shares of our common stock. Under the plan, we may buy back common stock from time to time in the open market or in privately negotiated blocks, dependent upon various factors, including price and availability of the shares, and general market conditions. Through September 30, 2013, we had purchased an aggregate of 790,900 shares of common stock under the plan for an aggregate purchase price of approximately $15.8 million.

10. STOCK-BASED COMPENSATION:

We account for our stock-based compensation plans following the provisions of FASB Accounting Standards Codification 718, "Compensation — Stock Compensation" ("ASC 718"). In accordance with ASC 718, we use the Black-Scholes valuation model for valuing all stock-based compensation and shares purchased under our Employee Stock Purchase Plan. We measure compensation for restricted stock awards and restricted stock units at fair value on the grant date based on the number of shares expected to vest and the quoted market price of our common stock. For restricted stock units with market conditions, we utilize a Monte Carlo simulation embedded in a lattice model to determine the fair value. We recognize compensation cost for all awards in operations, net of estimated forfeitures, on a straight-line basis over the requisite service period for each separately vesting portion of the award.

Cash received from option exercises under all share-based compensation arrangements for the fiscal years ended September 30, 2011, 2012, and 2013 was approximately $1.4 million, $1.5 million, and $3.3 million, respectively. There were no tax benefits realized for tax deductions from option exercises for the fiscal years ended September 30, 2011, 2012, and 2013. We currently expect to satisfy share-based awards with registered shares available to be issued.

11. THE INCENTIVE STOCK PLANS:

During February 2013, our stockholders approved a proposal to amend the 2011 Stock-Based Compensation Plan ("2011 Plan") to increase the 1,200,456 share threshold by 1,000,000 shares to 2,200,456 shares. During January 2011, our stockholders approved a proposal to authorize our 2011 Plan, which replaced our 2007 Incentive Compensation Plan ("2007 Plan"). Our 2011 Plan provides for the grant of stock options, stock appreciation rights, restricted stock, stock units, bonus stock, dividend equivalents, other stock related awards, and performance awards (collectively "awards"), that may be settled in cash, stock, or other property. Our 2011 Plan is designed to attract, motivate, retain, and reward our executives, employees, officers, directors, and independent contractors by providing such persons with annual and long-term performance incentives to expend their maximum efforts in the creation of stockholder value. Subsequent to the February 2013 amendment described above, the total number of shares of our common stock that may be subject to awards under the 2011 Plan is equal to 2,000,000 shares, plus (i) any shares available for issuance and not subject to an award under the 2007 Plan, which was 200,456 shares at the time of approval of the 2011 Plan, (ii) the number of shares with respect to which awards granted under the 2011 Plan and the 2007 Plan terminate without the issuance of the shares or where the shares are forfeited or repurchased; (iii) with respect to awards granted under the 2011 Plan and the 2007 Plan, the number of shares that are not issued as a result of the award being settled for cash or otherwise not issued in connection with the exercise or payment of the award; and (iv) the number of shares that are surrendered or withheld in payment of the exercise price of any award or any tax withholding requirements in connection with any award granted under the 2011 Plan and the 2007 Plan. The 2011 Plan terminates in January 2021, and awards may be granted at any time during the life of the 2011 Plan. The date on which awards vest are determined by the Board of Directors or the Plan Administrator. The Board of Directors has appointed the Compensation Committee as the Plan Administrator. The exercise prices of options are determined by the Board of Directors or the Plan Administrator and are at least equal to the fair market value of shares of common stock on the date of grant. The term of options under the 2011 Plan may not exceed ten years. The options granted have varying vesting periods. To date, we have not settled or been under any obligation to settle any awards in cash.

The following table summarizes option activity from September 30, 2012 through September 30, 2013:

	Shares Available for Grant	Options Outstanding	Aggregate Intrinsic Value (in thousands)	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life
Balance at September 30, 2012	1,062,448	2,507,685	$ 4,588	$ 9.86	6.5
Options authorized	1,000,000	—		—	
Options granted	(572,250)	572,250		$ 7.62	
Options cancelled/forfeited/expired	273,897	(273,897)		$ 11.23	
Restricted stock awards forfeited	23,442	—		—	
Options exercised	—	(504,400)		$ 5.34	
Balance at September 30, 2013	1,787,537	2,301,638	$ 10,419	$ 10.13	6.5
Exercisable at September 30, 2013		1,795,321	$ 7,934	$ 10.93	5.9

The weighted-average grant date fair value of options granted during the fiscal years ended September 30, 2011, 2012, and 2013 was $5.15, $4.30, and $4.49, respectively. The total intrinsic value of options exercised during the fiscal years ended September 30, 2011, 2012, and 2013 was approximately $766,000, $1.4 million, and $3.3 million, respectively.

As of September 30, 2012 and 2013, there were approximately $921,000 and $980,000, respectively, of unrecognized compensation costs related to non-vested options that are expected to be recognized over a weighted average period of 1.9 years and 2.0 years, respectively. The total fair value of options vested during the fiscal years ended September 30, 2011, 2012, and 2013 was approximately $4.1 million, $3.1 million, and $2.5 million, respectively.

We used the Black-Scholes model to estimate the fair value of options granted. The expected term of options granted is derived from the output of the option pricing model and represents the period of time that options granted are expected to be outstanding. Volatility is based on the historical volatility of our common stock. The risk-free rate for periods within the contractual term of the options is based on the U.S. Treasury yield curve in effect at the time of grant.

The following are the weighted-average assumptions used for the fiscal years ended September 30,

	2011	2012	2013
Dividend yield	0.0%	0.0%	0.0%
Risk-free interest rate	1.3%	0.8%	0.6%
Volatility	94.9%	89.9%	80.1%
Expected life	4.4 years	4.5 years	4.3 years

12. EMPLOYEE STOCK PURCHASE PLAN:

During February 2012, our stockholders approved a proposal to amend our 2008 Employee Stock Purchase Plan ("Stock Purchase Plan") to increase the number of shares available under that plan by 500,000 shares. The Stock Purchase Plan as amended provides for up to 1,000,000 shares of common stock to be available for purchase by our regular employees who have completed at least one year of continuous service. In addition, there were 52,837 shares of common stock available under our 1998 Employee Stock Purchase Plan, which have been made available for issuance under our Stock Purchase Plan. The Stock Purchase Plan provides for implementation of up to 10 annual offerings beginning on the first day of October starting in 2008, with each offering terminating on September 30 of the following year. Each annual offering may be divided into two six-month offerings. For each offering, the purchase price per share will be the lower of (i) 85% of the closing price of the common stock on the first day of the offering or (ii) 85% of the closing price of the common stock on the last day of the offering. The purchase price is paid through periodic payroll deductions not to exceed 10% of the participant's earnings during each offering period. However, no participant may purchase more than $25,000 worth of common stock annually.

We used the Black-Scholes model to estimate the fair value of options granted to purchase shares issued pursuant to the Stock Purchase Plan. The expected term of options granted is derived from the output of the option pricing model and represents the period of time that options granted are expected to be outstanding. Volatility is based on the historical volatility of our common stock. The risk-free rate for periods within the contractual term of the options is based on the U.S. Treasury yield curve in effect at the time of grant.

The following are the weighted-average assumptions used for the fiscal years ended September 30,

	2011	2012	2013
Dividend yield	0.0%	0.0%	0.0%
Risk-free interest rate	0.2%	0.1%	0.1%
Volatility	48.9%	51.8%	54.8%
Expected life	Six months	Six months	Six months

As of September 30, 2013, we had issued 596,030 shares of common stock under our Stock Purchase Plan.

13. RESTRICTED STOCK AWARDS:

We have granted non-vested (restricted) stock awards ("restricted stock") and restricted stock units ("RSUs") to certain key employees pursuant to the 2011 Plan and the 2007 Plan. The restricted stock awards have varying vesting periods, but generally become fully vested at either the end of year four or the end of year five, depending on the specific award. Certain restricted stock awards granted in fiscal 2008 required certain levels of performance by us by September 2011 before they were earned: these metrics were not met, and the awards were forfeited. Certain RSUs granted in fiscal 2010, 2011, and 2012 require a minimum level of performance of our stock price compared with an index over designated time periods from the grant date before they are earned, or the awards will be forfeited. The stock underlying the RSUs will be delivered upon vesting. The performance metrics for the RSUs granted in fiscal 2010 were not met by the September 2012 measurement date, and the awards were forfeited. The performance metrics for the RSUs granted in fiscal 2011 were met by the September 2013 measurement date, and the awards were earned.

We accounted for the restricted stock awards granted using the measurement and recognition provisions of ASC 718. Accordingly, the fair value of the restricted stock awards is measured on the grant date and recognized in earnings over the requisite service period for each separately vesting portion of the award.

The following table summarizes restricted stock award activity from September 30, 2012 through September 30, 2013:

	Shares	Weighted Average Grant Date Fair Value
Non-vested balance at September 30, 2012	124,108	$ 6.62
Changes during the period		
Awards vested	(35,996)	$ 7.44
Awards forfeited	(23,442)	$ 6.50
Non-vested balance at September 30, 2013	64,670	$ 6.04

As of September 30, 2013, we had approximately $135,000 of total unrecognized compensation cost related to non-vested restricted stock awards. We expect to recognize that cost over a weighted-average period of 1.1 years.

14. NET INCOME (LOSS) PER SHARE:

The following is a reconciliation of the shares used in the denominator for calculating basic and diluted net income (loss) per share for the fiscal years ended September 30,

	2011	2012	2013
Weighted average common shares outstanding used in calculating basic income (loss) per share	22,375,271	22,740,986	23,253,992
Effect of dilutive options	—	594,932	749,736
Weighted average common and common equivalent shares used in calculating diluted income (loss) per share	22,375,271	23,335,918	24,003,728

During the fiscal years ended September 30, 2012 and 2013, there were 1,546,207 and 1,728,042 weighted average shares of options outstanding, respectively, that were not included in the computation of diluted income (loss) per share because the options' exercise prices were greater than the average market price of our common stock, and therefore, their effect would be anti-dilutive. For the fiscal year ended September 30, 2011, no options were included in the computation of diluted loss per share because we reported a net loss and the effect of their inclusion would have been anti-dilutive.

15. COMMITMENTS AND CONTINGENCIES:

Lease Commitments

We lease certain land, buildings, machinery, equipment, and vehicles related to our dealerships under non-cancelable third-party operating leases. Certain of our leases include options for renewal periods and provisions for escalation. Rental expenses, including month-to-month rentals, were approximately $6.1 million, $5.1 million, and $5.4 million for the fiscal years ended September 30, 2011, 2012, and 2013, respectively.

Future minimum lease payments under non-cancelable operating leases at September 30, 2013, were as follows:

	(Amounts in thousands)
2014	$ 5,254
2015	4,053
2016	3,188
2017	2,367
2018	1,701
Thereafter	1,533
Total	$ 18,096

Other Commitments and Contingencies

We are party to various legal actions arising in the ordinary course of business. In addition, certain former shareholders of Surfside - 3 Marina, Inc., a company we acquired in March 2006, filed a lawsuit naming our company as defendant. The lawsuit alleges a failure to timely lift stock transfer restrictions on stock acquired by the plaintiffs in the acquisition, which allegedly delayed the plaintiffs from selling the shares. The court has entered judgment in our favor and the matter is currently pending appeal. While it is not feasible to determine the actual outcome of these actions as of September 30, 2013, we believe that these matters should not have a material adverse effect on our consolidated financial condition, results of operations, or cash flows.

In fiscal 2013 we recognized a recovery of approximately $11.8 million from the Deepwater Horizon Settlement Program for damages suffered as a result of the Deepwater Horizon Oil Spill. The recovery was recorded as a reduction in selling, general, and administrative expenses on our consolidated statements of operations. While additional claims are outstanding, we cannot be certain of the amount of any further recovery.

During fiscal 2011, 2012, and 2013, we incurred costs associated with store closings and lease terminations of approximately $750,000, $350,000, and $162,000, respectively. These costs primarily related to the future minimum operating lease payments of the closed locations. The store closings were a key component in our effort to better match our fixed costs with the decline in retail business caused by the soft economic conditions. The store closing costs have been included in selling, general, and administrative expenses in the consolidated statements of operations during fiscal 2011, 2012, and 2013.

In connection with our workers' compensation insurance policies, we maintain a letter of credit in the amount of $800,000 with our policy holder. The letter of credit is collateralized by a certificate of deposit held by the bank that issued the letter of credit. The certificate of deposit is classified as cash and cash equivalents in the accompanying consolidated balance sheets as of September 30, 2013.

We are subject to federal and state environmental regulations, including rules relating to air and water pollution and the storage and disposal of gasoline, oil, other chemicals and waste. We believe that we are in compliance with such regulations.

16. EMPLOYEE 401(k) PROFIT SHARING PLANS:

Employees are eligible to participate in our 401(k) Profit Sharing Plan (the "Plan") following their 90-day introductory period starting either April 1 or October 1, provided that they are 21 years of age. Under the Plan, we match 25% of participants' contributions, up to a maximum of 5% of each participant's compensation. We contributed, under the Plan, or pursuant to previous similar plans, approximately $283,000, $298,000, and $440,000 for the fiscal years ended September 30, 2011, 2012, and 2013, respectively.

17. QUARTERLY FINANCIAL DATA (UNAUDITED):

The following table sets forth certain unaudited quarterly financial data for each of our last eight quarters. The information has been derived from unaudited financial statements that we believe reflect all adjustments, consisting only of normal recurring adjustments, necessary for the fair presentation of such quarterly financial information.

	December 31, 2011	March 31, 2012	June 30, 2012	September 30, 2012	December 31, 2012	March 31, 2013	June 30, 2013	September 30, 2013
	(Amounts in thousands except share and per share data)							
Revenue	$ 91,787	$ 143,992	$ 151,330	$ 137,347	$ 99,051	$ 160,008	$ 175,756	$ 149,682
Cost of sales	66,213	109,614	111,040	104,306	72,773	122,358	128,949	109,564
Gross profit	25,574	34,378	40,290	33,041	26,278	37,650	46,807	40,118
Selling, general, and administrative expenses	28,570	30,994	34,659	33,690	29,443	36,100	33,047	33,915
(Loss) income from operations	(2,996)	3,384	5,631	(649)	(3,165)	1,550	13,760	6,203
Interest expense	1,217	1,203	1,018	1,009	997	1,166	1,193	862
(Loss) income before income tax benefit (provision)	(4,213)	2,181	4,613	(1,658)	(4,162)	384	12,567	5,341
Income tax benefit (provision)	—	116	—	60		(40)	1,070	(136)
Net (loss) income	$ (4,213)	$ 2,297	$ 4,613	$ (1,598)	$ (4,162)	$ 344	$ 13,637	$ 5,205
Net (loss) income per share:								
Diluted	$ (0.19)	$ 0.10	$ 0.20	$ (0.07)	$ (0.18)	$ 0.01	$ 0.56	$ 0.21
Weighted average number of shares:								
Diluted	22,592,370	23,253,524	23,515,737	22,906,723	22,955,715	24,019,409	24,177,020	24,267,879



MARINEMAX, INC.
NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
February 26, 2014

An Annual Meeting of Stockholders of MarineMax, Inc., a Delaware corporation, will be held at 8:00 a.m., local time, on Wednesday, February 26, 2014, at our principal executive offices located at 18167 U.S. Highway 19 North, Suite 300, Clearwater, Florida 33764 for the following purposes:

1. To elect two directors, each to serve for a three-year term expiring in 2017.

2. To approve (on an advisory basis) our executive compensation ("say-on-pay").

3. To ratify the appointment of KPMG LLP, an independent registered public accounting firm, as the independent auditor of our company for the fiscal year ending September 30, 2014.

4. To transact such other business as may properly come before the meeting or any adjournment thereof.

The foregoing items of business are more fully described in the proxy statement accompanying this notice.

Only stockholders of record at the close of business on January 3, 2014 are entitled to notice of and to vote at the meeting.

All stockholders are cordially invited to attend the meeting and vote in person. To assure your representation at the meeting, however, we urge you to vote by proxy as promptly as possible over the Internet or by phone as instructed in the Notice of Internet Availability of Proxy Materials or, if you receive paper copies of the proxy materials by mail, you can also vote by mail by following the instructions on the proxy card. You may vote in person at the meeting even if you have previously returned a proxy.

Sincerely,

MICHAEL H. MCLAMB
Secretary

Clearwater, Florida
January 10, 2014

TABLE OF CONTENTS

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MARINEMAX, INC.

18167 U.S. Highway 19 North, Suite 300
Clearwater, Florida 33764

PROXY STATEMENT

VOTING AND OTHER MATTERS

General

The accompanying proxy is solicited on behalf of MarineMax, Inc., a Delaware corporation, by our Board of Directors for use at our Annual Meeting of Stockholders to be held at 8:00 a.m. on Wednesday, February 26, 2014, or at any adjournment thereof, for the purposes set forth in this proxy statement and in the accompanying notice. The meeting will be held at our principal executive offices located at 18167 U.S. Highway 19 North, Suite 300, Clearwater, Florida 33764.

In accordance with rules adopted by the Securities and Exchange Commission, or the SEC, that allow companies to furnish their proxy materials over the Internet, we are mailing a Notice of Internet Availability of Proxy Materials instead of a paper copy of our proxy statement and our 2013 Annual Report to most of our stockholders. The Notice of Internet Availability of Proxy Materials contains instructions on how to access those documents and vote over the Internet. The Notice of Internet Availability of Proxy Materials also contains instructions on how to request a paper copy of our proxy materials, including our proxy statement, our 2013 Annual Report, and a form of proxy card. We believe this process will allow us to provide our stockholders the information they need in a more timely manner, while reducing the environmental impact and lowering our costs of printing and delivering the proxy materials.

These proxy solicitation materials were first distributed on or about January 10, 2014 to all stockholders entitled to vote at the meeting.

Record Date and Outstanding Shares

Stockholders of record at the close of business on January 3, 2014 are entitled to notice of and to vote at the meeting. On the record date, there were issued and outstanding 24,562,780 shares of our common stock. Each holder of common stock voting at the meeting, either in person or by proxy, may cast one vote per share of common stock held on all matters to be voted on at the meeting.

If, at the close of business on January 3, 2014, your shares were registered directly in your name with our transfer agent, American Stock Transfer & Trust Company, then you are a stockholder of record. As a stockholder of record, you may vote in person at the meeting. Alternatively, you may vote over the Internet as described above. Whether or not you plan to attend the meeting, we urge you to fill out and return the enclosed proxy card or vote by proxy over the telephone or on the Internet as instructed on the enclosed proxy card to ensure your vote is counted. Even if you have submitted a proxy before the meeting, you may still attend the meeting and vote in person.

If, at the close of business on January 3, 2014, your shares were held in an account at a brokerage firm, bank, or similar organization, then you are the beneficial owner of shares held in "street name" and these proxy materials are being forwarded to you by that organization. The organization holding your account is considered the stockholder of record for purposes of voting at the meeting. As a beneficial owner, you have the right to direct your broker, bank, or other nominee on how to vote the shares in your account. You should have received voting instructions with these proxy materials from that organization rather than from us. You should follow the instructions provided by that organization to submit your vote. You are also invited to attend the meeting in person. However, since you are not the stockholder of record, you may not vote your shares in person at the meeting unless you obtain a "legal proxy" from the broker, bank, or other nominee that holds your shares giving you the right to vote the shares at the meeting.

Quorum

The presence, in person or by proxy, of the holders of a majority of the total number of shares entitled to vote constitutes a quorum for the transaction of business at the meeting.

Required Votes

For the election of the two director nominees for three-year terms expiring in 2017, our Bylaws provide that a nominee for director shall be elected to the Board of Directors if the votes cast for such nominee's election exceed the votes cast against such nominee's election; provided, however, that directors shall be elected by a plurality of the votes cast at any meeting of stockholders for which (1) the Secretary of the Corporation receives a notice that a stockholder has nominated a person for election to the Board of Directors in compliance with the advance notice requirements set forth in our Bylaws or (2) the number of nominees otherwise exceeds the number of directors to be elected. If directors are to be elected by a plurality of the votes cast, stockholders shall not be permitted to vote against a nominee.

For the say-on-pay vote and the vote to ratify the appointment of KPMG LLP as the independent auditor of our company for the fiscal year ending September 30, 2014, the affirmative vote of the holders of a majority of the votes cast is required. While the say-on-pay is non-binding, our Board will consider the input of stockholders based on a majority of votes cast for the say-on-pay proposal.

Votes cast by proxy or in person at the meeting will be tabulated by the election inspector appointed for the meeting who will determine whether a quorum is present. The election inspector will treat abstentions as shares that are present and entitled to vote for purposes of determining the presence of a quorum, but as unvoted for purposes of determining the approval of any matter submitted to the stockholders for a vote. If a broker indicates on the proxy that it does not have discretionary authority as to certain shares to vote on a particular matter, those shares will not be considered as present and entitled to vote with respect to that matter.

Voting of Proxies

When a proxy is properly executed and returned, the shares it represents will be voted at the meeting as directed. If no specification is indicated, the shares will be voted (1) "for" the election of each of the nominees for director set forth in this proxy statement, (2) "for" the say-on-pay vote, (3) "for" the proposal to ratify the appointment of KPMG LLP, an independent registered public accounting firm, as the independent auditor of our company for the fiscal year ending September 30, 2014, and (4) as the persons specified in the proxy deem advisable on such other matters as may come before the meeting.

Broker Non-Votes and Abstentions

Brokers, banks, or other nominees that hold shares of common stock in "street name" for a beneficial owner of those shares typically have the authority to vote in their discretion if permitted by the stock exchange or other organization of which they are members. Brokers, banks, and other nominees are permitted to vote the beneficial owner's proxy in their own discretion as to certain "routine" proposals when they have not received instructions from the beneficial owner, such as the ratification of the appointment of KPMG LLP as the independent auditor of our company for the fiscal year ending September 30, 2014. If a broker, bank, or other nominee votes such "uninstructed" shares for or against a "routine" proposal, those shares will be counted towards determining whether or not a quorum is present and are considered entitled to vote on the "routine" proposals. However, where a proposal is "non-routine," a broker, bank, or other nominee is not permitted to exercise its voting discretion on that proposal without specific instructions from the beneficial owner. These non-voted shares are referred to as "broker non-votes" when the nominee has voted on other non-routine matters with authorization or voted on routine matters. These shares will be counted towards determining whether or not a quorum is present, but will not be considered entitled to vote on the "non-routine" proposals.

Please note that brokers, banks, and other nominees may not use discretionary authority to vote shares on the election of directors or the say-on-pay proposal if they have not received specific instructions from their clients. For your vote to be counted in the above, you now will need to communicate your voting decisions to your broker, bank, or other nominee before the date of the meeting.

As provided in our bylaws, a majority of the votes cast means that the number of votes cast "for" a proposal exceeds the number of votes cast "against" that proposal. Because abstentions and broker non-votes do not represent votes cast "for" or "against" a proposal, broker non-votes and abstentions will have no effect on the proposal to elect directors, the say-on-pay proposal, or the proposal to ratify the appointment of KPMG LLP as the independent auditor of our company for the fiscal year ending September 30, 2014, as each such proposal is determined by reference to the votes actually cast by the shares present or represented by proxy and entitled to vote.

In accordance with our Corporate Governance Guidelines, an incumbent candidate for director who does not receive the required votes for re-election is expected to tender his or her resignation to our Board of Directors. Our Board of Directors, or another duly authorized committee of our Board of Directors, will make a determination as to whether to accept or reject the tendered resignation generally within 90 days after certification of the election results of the stockholder vote. We will publicly disclose the decision regarding the tendered resignation and the rationale behind the decision in a filing of a Current Report on Form 8-K with the SEC.

Revocability of Proxies

Any stockholder giving a proxy may revoke the proxy at any time before its use by furnishing to us either a written notice of revocation or a duly executed proxy bearing a later date, or by attending the meeting and voting in person. Attendance at the meeting will not cause your previously granted proxy to be revoked unless you specifically so request.

Election Inspector

Votes cast by proxy or in person at the meeting will be tabulated by the election inspector appointed for the meeting, who will determine whether a quorum is present. The election inspector will treat broker non-votes and abstentions as shares that are present and entitled to vote for purposes of determining the presence of a quorum, and as described in the "Broker Non-Votes and Abstentions" section of this proxy statement for purposes of determining the approval of any matter submitted to the stockholders for a vote.

Solicitation

We will bear the cost of this solicitation. In addition, we may reimburse brokerage firms and other persons representing beneficial owners of shares for expenses incurred in forwarding solicitation materials to such beneficial owners. Proxies also may be solicited by certain of our directors and officers, personally or by telephone or e-mail, without additional compensation.

Annual Report and Other Matters

Our 2013 Annual Report on Form 10-K, which was made available to stockholders with or preceding this proxy statement, contains financial and other information about our company, but, except as indicated therein, is not incorporated into this proxy statement and is not to be considered a part of these proxy materials or subject to Regulations 14A or 14C or to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended, or the Exchange Act. The information contained in the "Compensation Committee Report" and the "Report of the Audit Committee" shall not be deemed "filed" with the SEC or subject to Regulations 14A or 14C or to the liabilities of Section 18 of the Exchange Act.

Through our website, *www.MarineMax.com*, we make available free of charge all of our SEC filings, including our proxy statements, our annual reports on Form 10-K, our quarterly reports on Form 10-Q, and our current reports on Form 8-K, as well as Form 3, Form 4, and Form 5 reports of our directors, officers, and principal stockholders, together with amendments to these reports filed or furnished pursuant to Sections 13(a), 15(d), or 16 of the Exchange Act.

We will provide, without charge, a printed copy of our Annual Report on Form 10-K for the fiscal year ended September 30, 2013 as filed with the SEC to each stockholder of record as of the record date that requests a copy in writing. Any exhibits listed in the Form 10-K report also will be furnished upon request at the actual expense incurred by us in furnishing such exhibits. Any such requests should be directed to our company's secretary at our executive offices set forth in this proxy statement.

PROPOSAL ONE
ELECTION OF DIRECTORS

Nominees

Our certificate of incorporation and bylaws provide that the number of directors shall be fixed from time to time by resolution of our Board of Directors. Presently, the number of directors is fixed at eight and that number of directors is divided into three classes, with one class standing for election each year for a three-year term. The Board of Directors has nominated Frances L. Allen and Michael H. McLamb for election as Class I directors for three-year terms expiring in 2017 or until their respective successors have been elected and qualified. Russell J. Knittel who is a Class I director will retire from the Board of Directors at the Annual Meeting, and consequently has not been nominated for re-election. Upon Mr. Knittel's retirement, the Board of Directors intends to pass a resolution fixing the number of directors to seven.

Unless otherwise instructed, the proxy holders will vote the proxies received by them for each of the nominees named above. Ms. Allen and Mr. McLamb currently are directors of our company. In the event that any nominee is unable or declines to serve as a director at the time of the meeting, the proxies will be voted for any nominee designated by the current Board of Directors to fill the vacancy. It is not expected that the nominees will be unable or will decline to serve as directors.

The Board of Directors recommends a vote "**for**" the nominees named herein.

The following table sets forth certain information regarding our directors.

Name	Age	Position
William H. McGill Jr.	70	Chairman of the Board, President, Chief Executive Officer, and Director
Michael H. McLamb	48	Executive Vice President, Chief Financial Officer, Secretary, and Director
Frances L. Allen	51	Director(1)(2)
Hilliard M. Eure III	77	Director(2)(3)(4)
Charles R. Oglesby	66	Director(1)(3)
Joseph A. Watters	72	Director(1)(3)
Dean S. Woodman	85	Director(1)(2)(3)

(1) Member of the Compensation Committee.

(2) Member of the Audit Committee.

(3) Member of Nominating/Corporate Governance Committee.

(4) Independent Lead Director

William H. McGill Jr. has served as the Chief Executive Officer of our company since January 1998 and as the Chairman of the Board and as a director of our company since March 1998. Mr. McGill served as President of our company from January 1998 until September 2000 and re-assumed that position in July 2002. Mr. McGill was the principal owner and president of Gulfwind USA, Inc. from 1973 until its merger with our company in March 1998. Mr. McGill currently serves as a member of the Board of Trustees for the University of Tampa. We believe Mr. McGill's service for more than 15 years as the Chief Executive Officer of our company; his intimate knowledge and experience with all aspects of the business, operations, opportunities, and challenges of our company; and his understanding of our culture, personnel, and strategies provide the requisite qualifications, skills, perspectives, and experience that make him well qualified to serve on our Board of Directors.

Michael H. McLamb has served as Executive Vice President of our company since October 2002, as Chief Financial Officer since January 1998, as Secretary since April 1998, and as a director since November 2003. Mr. McLamb served as Vice President and Treasurer of our company from January 1998 until October 2002. Mr. McLamb, a certified public accountant, was employed by Arthur Andersen LLP from December 1987 to December 1997, serving most recently as a senior manager. We believe Mr. McLamb's long service as our Chief Financial Officer for more than 15 years, his knowledge of the financial and operational aspects of our business, and his experience in public accounting provide the requisite qualifications, skills, perspectives, and experience that make him well qualified to serve on our Board of Directors.

Frances L. Allen has served as a director of our company since November 2013. Ms. Allen currently serves as Executive Vice President, Chief Brand Officer, for Denny's Corporation, franchisor and operator of one of America's largest full-service restaurant chains. Prior to joining Denny's, Ms. Allen was Chief Marketing Officer for Dunkin Donuts. Her prior roles also include managing marketing efforts at Sony Ericsson Mobile Communications, Pepsi-Cola North America and Frito-Lay. Ms. Allen holds a B.S. in Mathematics with Actuarial Studies from Southampton University in the United Kingdom and completed the Advanced Management Program at Harvard Business School. We believe Ms. Allen's wealth of experience and expertise in marketing make her well-qualified to serve on our Board of Directors and support our ongoing efforts to grow the MarineMax brand.

Hilliard M. Eure III has served as a director of our company since December 2004. Mr. Eure was Managing Partner of the Tampa Bay office of KPMG (formerly Peat, Marwick, Mitchell & Co.) from July 1977 until 1993. From July 1968 until June 1977, he served as an Audit Partner in the Greensboro, North Carolina and Atlanta offices of KPMG. From 1993 until 2003, he was a consultant for several companies, including serving as President of a beverage retailing company. Since November 2009, he has served on the board of directors of USF Health Professions Conferencing Corporation, which is involved in the development of a Center for Advanced Medical Learning and Simulation. Mr. Eure previously served as a director of WCI Communities, Inc., a homebuilder whose stock was listed on the New York Stock Exchange. We believe Mr. Eure's long career in public accounting, his financial, business, and accounting expertise, and his service as a public company director provide the requisite qualifications, skills, perspectives, and experience that make him well qualified to serve on our Board of Directors.

Charles R. Oglesby has served as a director of our company since June 2012. Mr. Oglesby served as President and Chief Executive Officer of Asbury Automotive Group, Inc. from March 2007 until February 2011 and as Executive Chairman from February 2011 until July 2011. Mr. Oglesby joined Asbury in February 2002 as President of North Point Automotive Group in Little Rock, Arkansas and in 2004 assumed the additional responsibility of Nalley Automotive Group. Prior to joining North Point, he was President of the San Francisco-based First America Automotive, a 36-dealership group. Asbury Automotive Group is one of the largest automobile retailers in the United States. We believe that Mr. Oglesby's executive leadership positions and wealth of experience and expertise in growing a business model with strong similarities to our company provide the requisite qualifications, skills, perspectives, and experience that make him well qualified to serve on our Board of Directors.

Joseph A. Watters has served as a director of our company since October 2005. Mr. Watters is a private investor. Mr. Watters served as the Chairman of Oceania Cruises, a cruise line, from January 2003 to December 2007. Mr. Watters served as President and Chief Operating Officer of Crystal Cruises from 1994 to 2001. While at Crystal Cruises, Mr. Watters was a member of the International Council of Cruise Lines' executive committee from 1999 to 2001 and Board of Directors from 1994 to 2001. He was also a member of the Cruise Line International Association's executive committee from 1995 to 1996 and management committee from 1994 to 2001. Prior to Crystal Cruises, Mr. Watters served as President and Owner of The Watters Group, President of Royal Viking Line from 1985 to 1989, and President of Princess Cruises from 1981 to 1985. Mr. Watters began his cruise line career with Princess Cruises in 1977. We believe that Mr. Watters' senior management positions with leading companies in the cruise industry, his experience as an investor, and his service as a director of multiple companies provide the requisite qualifications, skills, perspectives, and experience that make him well qualified to serve on our Board of Directors.

Dean S. Woodman has served as a director of our company since September 1999. Since July 1999, Mr. Woodman has served as a consultant to public and private companies specializing in financial assignments, private equity and debt placements, and mergers and acquisitions. Mr. Woodman was a Managing Director of ING Barings LLC (and its predecessor Furman Selz), an international investment banking firm, from July 1989 to June 1999 and a Managing Director in the investment banking group of Hambrecht & Quist from October 1984 to March 1988. Mr. Woodman was a founding partner of Robertson Colman Stephens & Woodman in 1978 and of Woodman, Kirkpatrick & Gilbreath in 1982. Previously, Mr. Woodman worked in the investment banking division of Merrill Lynch for 23 years, where he spent 16 years as director of West Coast corporate financing until 1978. Mr. Woodman serves as a director of Medallion Bank, a wholly owned subsidiary of Medallion Financial Corp., a publicly traded commercial finance company. In addition, Mr. Woodman previously served as Chairman of both Woodman Laboratories, Inc., a privately owned consumer products company, and SciClone Pharmaceuticals, Inc., a publicly traded biotechnology company. We believe Mr. Woodman's long career in investment banking and his experience as an investor in numerous public and private companies provide the requisite qualifications, skills, perspectives, and experience that make him well qualified to serve on our Board of Directors.

CORPORATE GOVERNANCE

Director Independence

Our Board of Directors has determined, after considering all the relevant facts and circumstances, that Messrs. Eure, Oglesby, Watters, Woodman, and Ms. Allen are independent directors, as "independence" is defined by the listing standards of the New York Stock Exchange, because they have no material relationship with us (either directly or as a partner, stockholder, or officer of an organization that has a relationship with us). Messrs. McGill and McLamb are employee directors.

Classification of our Board of Directors

Our Board of Directors is divided into three classes, with one class standing for election each year for a three-year term. At each annual meeting of stockholders, directors of a particular class will be elected for three-year terms to succeed the directors of that class whose terms are expiring. Ms. Allen and Mr. McLamb are Class I directors whose terms will expire at the meeting, but have been nominated by our Board of Directors for re-election for three-year terms expiring in 2017. Mr. Knittel also currently serves as a Class I director with a term expiring at the meeting and has informed the company of his intentions to retire from the Board of Directors effective upon the expiration of his current term. Messrs. McGill and Oglesby are Class II directors whose terms will expire in 2015. Messrs. Eure, Watters, and Woodman are Class III directors whose terms will expire in 2016. There are no family relationships among any of our directors.

Committee Charters, Corporate Governance, and Code of Ethics

Our Board of Directors has adopted charters for the Audit, Compensation, and Nominating/Corporate Governance Committees describing the authority and responsibilities delegated to each committee by our Board of Directors. Our Board of Directors has also adopted Corporate Governance Guidelines, a Code of Business

Conduct and Ethics, and a Code of Ethics for the CEO and Senior Financial Officers. We post on our website, at *www.MarineMax.com*, the charters of our Audit, Compensation, and Nominating/Corporate Governance Committees; our Corporate Governance Guidelines, Code of Business Conduct and Ethics, and Code of Ethics for the CEO and Senior Financial Officers, and any amendments or waivers thereto; and any other corporate governance materials contemplated by SEC or New York Stock Exchange regulations. These documents are also available in print to any stockholder requesting a copy in writing from our corporate secretary at our executive offices set forth in this proxy statement.

Executive Sessions

We regularly schedule executive sessions in which non-employee directors, meet without the presence or participation of management, with at least one of such sessions including only independent directors. The Lead Director chairs the executive sessions.

Board Committees

Our Board of Directors has an Audit Committee, a Compensation Committee, and a Nominating/Corporate Governance Committee, each consisting entirely of independent directors.

The Audit Committee

The purpose of the Audit Committee is to assist the oversight of our Board of Directors of the integrity of the financial statements of our company, our company's compliance with legal and regulatory matters, the independent auditor's qualifications and independence, and the performance of our company's independent auditor and internal audit function. The primary responsibilities of the Audit Committee are set forth in its charter and include various matters with respect to the oversight of our company's accounting and financial reporting process and audits of the financial statements of our company. The Audit Committee also selects the independent auditor to conduct the annual audit of the financial statements of our company; reviews the proposed scope of such audit; reviews accounting and financial controls of our company with the independent auditor and our financial accounting staff; and reviews and approves transactions between us and our directors, officers, and their affiliates.

The Audit Committee currently consists of Messrs. Eure, Knittel, Woodman, and Ms. Allen, each an independent director of our company under the New York Stock Exchange rules as well as under rules adopted by the SEC pursuant to the Sarbanes-Oxley Act of 2002. Mr. Eure serves as the Chairman of the Audit Committee. The Board of Directors has determined that Messrs. Eure, Knittel, and Woodman (whose backgrounds are detailed above) each qualify as an "audit committee financial expert" in accordance with applicable rules and regulations of the SEC.

The Compensation Committee

The purpose and responsibilities of the Compensation Committee include reviewing and approving corporate goals and objectives relevant to the compensation of our Chief Executive Officer, evaluating the performance of our Chief Executive Officer in light of those goals and objectives, and, either as a committee or together with the other independent directors (as directed by the Board of Directors), determining and approving the compensation level of our Chief Executive Officer based on this evaluation. The Compensation Committee also recommends to the Board of Directors, or as directed by the Board of Directors determines and approves, the compensation of our other executive officers, and considers the grant of stock-based awards to our executive officers under our 2011 Stock-Based Compensation Plan. The Compensation Committee currently consists of Messrs. Knittel, Oglesby, Watters, Woodman, and Ms. Allen, with Mr. Knittel serving as Chairman. Mr. Oglesby will serve as Chairman upon Mr. Knittel's retirement.

The Nominating/Corporate Governance Committee

The purpose and responsibilities of the Nominating/Corporate Governance Committee include the identification of individuals qualified to become board members, the selection or recommendation to the Board of Directors of nominees to stand for election as directors at each election of directors, the development and recommendation to the Board of Directors of a set of corporate governance principles applicable to our company, the oversight of the selection and composition of committees of the Board of Directors, and the oversight of the evaluations of the Board of Directors and management. The Nominating/Corporate Governance Committee currently consists of Messrs. Eure, Oglesby, Watters, and Woodman, with Mr. Watters serving as Chairman. The Nominating/Corporate Governance committee will consider persons recommended by stockholders for inclusion as nominees for election to our Board of Directors if the names, biographical data, and qualifications of such persons are submitted in writing in a timely manner consistent with our bylaws and addressed and delivered to our company's secretary at the address listed herein. The Nominating/Corporate Governance Committee identifies and evaluates nominees for our Board of Directors, including nominees recommended by stockholders, based on numerous factors it considers appropriate, some of which may include strength of character, mature judgment, career specialization, relevant technical skills, diversity, and the extent to which the nominee would fill a present need on our Board of Directors. As discussed above, the members of the Nominating/Corporate Governance Committee are independent, as that term is defined by the listing standards of the New York Stock Exchange.

Risk Assessment of Compensation Policies and Practices

We have assessed the compensation policies and practices with respect to our employees, including our executive officers, and have concluded that they do not create risks that are reasonably likely to have a material adverse effect on our company.

Board's Role in Risk Oversight

Risk is inherent in every business. As is the case in virtually all businesses, we face a number of risks, including operational, economic, financial, legal, regulatory, and competitive risks. Our management is responsible for the day-to-day management of the risks we face. Our Board of Directors, as a whole and through its committees, has responsibility for the oversight of risk management.

In its oversight role, our Board of Directors' involvement in our business strategy and strategic plans plays a key role in its oversight of risk management, its assessment of management's risk appetite, and its determination of the appropriate level of enterprise risk. Our Board of Directors receives updates at least quarterly from senior management and periodically from outside advisors regarding the various risks we face, including operational, economic, financial, legal, regulatory, and competitive risks. Our Board of Directors also reviews the various risks we identify in our filings with the SEC as well as risks relating to various specific developments, such as acquisitions, stock repurchases, debt and equity placements, and product introductions.

Our Board committees assist our Board of Directors in fulfilling its oversight role in certain areas of risks. Pursuant to its charter, the Audit Committee oversees the financial and reporting processes of our company and the audit of the financial statements of our company and provides assistance to our Board of Directors with respect to the oversight and integrity of the financial statements of our company, our company's compliance with legal and regulatory matters, the independent auditor's qualification and independence, and the performance of our independent auditor. The Compensation Committee considers the risks that our compensation policies and practices may have in attracting, retaining, and motivating valued employees and endeavors to assure that it is not reasonably likely that our compensation plans and policies would have a material adverse effect on our company. Our Nominating/Corporate Governance Committee oversees governance related risks, such as board independence, conflicts of interests, and management succession planning.

Board Diversity

We seek diversity in experience, viewpoint, education, skill, and other individual qualities and attributes to be represented on our Board of Directors. We believe directors should have various qualifications, including individual character and integrity; business experience and leadership ability; strategic planning skills, ability, and experience; requisite knowledge of our industry and finance, accounting, and legal matters; communications and interpersonal skills; and the ability and willingness to devote time to our company. We also believe the skill sets, backgrounds, and qualifications of our directors, taken as a whole, should provide a significant mix of diversity in personal and professional experience, background, viewpoints, perspectives, knowledge, and abilities. Nominees are not to be discriminated against on the basis of race, religion, national origin, gender, sexual orientation, disability, or any other basis prohibited by law. The assessment of directors is made in the context of the perceived needs of our Board of Directors from time to time.

All of our directors have held or currently hold high-level positions in business or professional service firms and have experience in dealing with complex issues. We believe that all of our directors are individuals of high character and integrity, are able to work well with others, and have committed to devote sufficient time to the business and affairs of our company. In addition to these attributes, the description of each director's background sets forth above indicates the specific experience, qualifications, and skills necessary to conclude that each individual should continue to serve as a director of our company.

Board Leadership Structure

We believe that effective board leadership structure can depend on the experience, skills, and personal interaction between persons in leadership roles as well as the needs of our company at any point in time. Our Corporate Governance Guidelines support flexibility in the structure of the board by not requiring the separation of the roles of Chairman of the Board and Chief Executive Officer.

Our Board of Directors currently believes that it is in the best interests of our company to have our Chief Executive Officer also serve as the Chairman of the Board. Our Chairman and Chief Executive Officer provides strong, clear, and unified leadership that is critical in our relationships with our stockholders, employees, customers, suppliers, and other stakeholders. The extensive knowledge of the Chief Executive Officer regarding our operations and industries and the markets in which we compete uniquely positions him to identify strategies and prioritize matters for board review and deliberation. Additionally, we believe the combined role of Chairman and Chief Executive Officer facilitates centralized board leadership in one person, so there is no ambiguity about accountability. The Chief Executive Officer serves as a bridge between management and the board, ensuring that both groups act with a common purpose. This structure also eliminates conflict between two leaders and minimizes the likelihood of two spokespersons sending different messages.

The board does not believe that combining the position creates significant risks, including any risk that the Chairman and Chief Executive Officer will have excessive or undue influence over the agenda or deliberations of the board. We believe we have effective and active oversight by experienced independent directors and independent committee chairs, and the independent directors meet together in executive session at virtually every board meeting. We also have established a position of Lead Director who performs many of the duties that would be performed by an independent board chair. We currently select, on an annual basis, one of our independent directors to serve as Lead Director for the year. Mr. Eure currently serves as our Lead Director and he has extensive business experience which facilitates him in this role.

The Chairman of the Board provides guidance to the board; facilitates an appropriate schedule for board meetings; sets the agenda for board meetings; presides over meetings of the board; and facilitates the quality, quantity, and timeliness of the flow of information from management that is necessary for the board to effectively and responsibly perform its duties.

The Chief Executive Officer is responsible for the day-to-day leadership of our company and setting our company's strategic direction.

The Lead Director's duties include presiding over executive sessions of our independent directors; serving as a liaison between the non-employee directors, the Chief Executive Officer and the Chairman of the Board; chairing meetings of the Board of Directors in the absence of the Chairman of the Board; reviewing the agenda for each meeting of the Board of Directors; consulting with the Chairman of the Board and the Chief Executive Officer on matters relating to corporate governance and the performance of the Board of Directors; and facilitating teamwork and communication between the non-employee directors and management.

Director and Officer Hedging and Pledging

We have a policy prohibiting directors and officers from purchasing financial instruments (including prepared forward contracts, equity swaps, collars, and exchange funds) designed to hedge or offset decreases in the market value of compensatory awards of our equity securities directly or indirectly held by them. Additionally, we have a policy prohibiting directors and officers from pledging of shares.

Stock Ownership Guidelines

Our Board of Directors believes that the alignment of directors' interests with those of our stockholders is strengthened when board members are also stockholders. Therefore, our Board of Directors has adopted minimum stock ownership guidelines under which non-employee directors are expected to acquire shares of our company's common stock with a value at least equal to the annual retainer paid for serving on the board. Non-employee directors are expected to satisfy at least the minimum guidelines beginning on the later of five years following (i) the date the guidelines were adopted (December 9, 2011) or (ii) the date the individual becomes a non-employee director. This program is designed to ensure that directors acquire a meaningful ownership interest in our company during their tenure on the board. We expect that all of our non-employee directors will at least comply with these minimum guidelines within the time period described above.

Compensation Committee Interlocks and Insider Participation

During the fiscal year ended September 30, 2013, our Compensation Committee consisted of Messrs. Knittel, Oglesby, Watters, and Woodman. None of these individuals had any contractual or other relationships with us during their terms as directors during the fiscal year except as directors.

Board and Committee Meetings

Our Board of Directors held a total of six meetings during the fiscal year ended September 30, 2013. No director attended fewer than 75% of the aggregate of (i) the total number of meetings of the Board of Directors; and (ii) the total number of meetings held by all committees of the Board of Directors on which such director was a member.

During the fiscal year ended September 30, 2013, the Audit Committee held ten meetings; the Compensation Committee held four meetings; and the Nominating/Corporate Governance Committee held eight meetings.

Annual Meeting Attendance

We encourage our directors to attend each annual meeting of stockholders. To that end, and to the extent reasonably practical, we generally schedule a meeting of our Board of Directors on the same day as our annual meeting of stockholders. All of our directors attended our annual meeting of stockholders last year.

Communications with Directors

Interested parties may communicate with our Board of Directors or specific members of our Board of Directors, including our independent directors and the members of our various board committees, by submitting a letter addressed to the Board of Directors of MarineMax, Inc. at the address listed herein c/o any specified individual director or directors. Any such letters are forwarded to the indicated directors.

COMPENSATION DISCUSSION AND ANALYSIS

Overview and Philosophy

Our Board of Directors has appointed a Compensation Committee, consisting solely of independent members of the Board of Directors, to review and approve corporate goals and objectives relevant to the compensation of our Chief Executive Officer, evaluate the performance of our Chief Executive Officer in light of those goals and objectives, and determine or recommend to the Board of Directors the compensation of our Chief Executive Officer based on this evaluation. The Compensation Committee also recommends to the Board of Directors, or as directed by the Board of Directors determines and approves, the compensation of our other executive officers. The Compensation Committee makes every effort to ensure that the compensation plan is consistent with our values and is aligned with our business strategy and goals as they exist from time to time.

Our compensation program for executive officers consists primarily of base salaries, cash incentive bonuses, cash discretionary bonuses, and long-term incentives in the form of stock-based awards, which may include time-based or performance-based stock options, shares of restricted common stock, restricted stock units, or RSUs, or a combination thereof. Executives also participate in various other benefit plans, including medical and retirement plans that generally are available to all of our employees. We consider each element of compensation collectively with other elements of compensation when establishing the various forms, elements, and levels of compensation.

Our philosophy is to pay base salaries to executives at levels that enable us to attract, motivate, and retain highly qualified executives. Our executive base salaries were generally at or below those of our peer companies taking into account the possibility of the receipt by our executives of cash performance-based incentive bonuses. Cash incentive bonuses are designed to reward individuals for performance based on certain aspects of our company's financial results as well as the achievement of personal and corporate objectives that contribute to our long-term success in building stockholder value. Grants of stock-based awards are intended to result in limited rewards if the price of our common stock does not appreciate, but may provide substantial rewards to executives as our stockholders in general benefit from stock price appreciation. Grants of stock-based awards also are intended to align compensation with the price performance of our common stock. Total compensation levels reflect corporate positions, responsibilities, and achievement of goals. As a result of our performance-based philosophy to compensation, compensation levels may vary significantly from year to year and among our various executive officers. In general, we expect the compensation level of our Chief Executive Officer will be higher than that of our other executive officers assuming relatively equal achievement of performance targets.

We believe that the overall compensation levels for our executive officers, including our named executive officers, are in alignment with our pay-for-performance philosophy and have been consistent with our performance. At our 2013 Annual Meeting of Stockholders, our stockholders overwhelmingly approved, on an advisory basis, the compensation of our named executive officers described in our proxy statement related to our 2013 Annual Meeting of Stockholders. Holders of approximately 20.5 million of our outstanding shares voted "for" such advisory say-on-pay proposal, representing approximately 98% of the votes cast on the say-on-pay proposal. Our Compensation Committee and our Board of Directors considered these final vote results and determined that, given the significant level of support, no material changes to our executive compensation philosophy, policies, and practices were necessary based on such vote results.

Role of the Compensation Committee and Chief Executive Officer

At the request of our Compensation Committee, our Chief Executive Officer generally attends a portion of our Compensation Committee meetings, including meetings at which our compensation consultants may be present. This enables our Compensation Committee to review with our Chief Executive Officer the corporate and individual goals that he regards as important to achieve our overall goals. Our Compensation Committee also requests our Chief Executive Officer to assess the performance of, and our goals and objectives for, the other executives. Although the participation of the Chief Executive Officer could influence goals, performance targets, and objectives, including his own, the Compensation Committee rather than our Chief Executive Officer makes all final determinations or board recommendations regarding setting individual and corporate goals, targets, objectives, and performance against such goals and targets.

The Compensation Committee reviews and approves or recommends to the full board the compensation of our Chief Executive Officer and our other executive officers. Annually, our Compensation Committee evaluates the performance of our Chief Executive Officer and approves or recommends to our Board of Directors the compensation of our Chief Executive Officer in light of the goals and objectives of our compensation program for that year. Our Compensation Committee together with our Chief Executive Officer annually assesses the performance of our other executive officers. Based on recommendations from our Chief Executive Officer and the determinations of our Compensation Committee, our Compensation Committee approves or makes recommendations to our Board of Directors regarding the compensation of our other executive officers.

Compensation Surveys and Compensation Consultants

In determining compensation levels, we periodically review compensation levels of companies that we deem to be similar to our company, competitive factors to enable us to attract executives from other companies, and compensation levels that we deem appropriate to retain and motivate our executives. We use peer group information as a point of reference, but do not benchmark or target our compensation levels against our peer group.

From time to time, we retain the services of independent compensation consultants to review a wide variety of factors relevant to executive compensation, trends in executive compensation, and the identification of relevant peer companies. The Compensation Committee makes all determinations regarding the engagement, fees, and services of our compensation consultants; our compensation consultants report directly to our Compensation Committee; and our compensation consultants do not perform any other services for our company.

Base Salary

We set base salaries at a level we believe to be sufficient to attract, retain, and motivate our executives taking into account the fact that our executives have the opportunity to receive significant incentive compensation if they are able to achieve performance goals set from time to time. Base salaries for executive officers are established based on an executive's position, responsibilities, skills, and experience. In determining base compensation, we also take into account individual performance and contributions, future potential, competitive salary levels for comparable positions at other companies, salary levels relative to other positions within our company, and corporate needs. The Compensation Committee's evaluation of the foregoing factors is subjective, and the Compensation Committee does not assign a particular weight to any factor. Our base salaries tend to be lower than those of our peer companies that do not place as much emphasis as we do on paying for performance.

Cash Incentive Compensation

Cash incentive compensation represents an important component of our overall executive compensation. Our cash incentive compensation reflects our pay-for-performance philosophy. We establish objective performance criteria when setting performance goals for the cash incentive compensation program for a particular year. The performance criteria may include a wide range of factors, including pretax income for our consolidated company or on a regional basis, customer satisfaction index, specific performance metrics, stock price performance, achievement of targeted results for various company operations, expense management, market share, inventory management, earnings before interest, taxes, depreciation, and amortization, operating margin, working capital, cash, cash management, and debt-to-equity ratio. The performance criteria vary on a year-to-year and executive-by-executive basis depending on the goals then deemed important for our company as a whole and for the particular executive officer and may be established for all or a portion of a year or for multiple years. We attempt to set each of our performance goals at a level that can be realistically achieved, but at a level that is challenging and consistent with achieving the desired corporate goal. In establishing performance goals, our Compensation Committee also may take into consideration prevailing as well as expected future economic conditions affecting our company's business and industry. Our Compensation Committee, following its review of the mathematical computations prepared by our company and the corresponding report thereon from our internal audit department, determined that our executive officers satisfied 38% of their performance goals for fiscal 2011, 69% of their performance goals for fiscal 2012, and 83% of their performance goals for fiscal 2013.

Grants of Stock-Based Awards

We strongly believe in utilizing our common stock to tie executive rewards directly to our long-term success and increases in stockholder value. Grants of stock-based awards to our executive officers enable those executives to benefit from a significant position in our common stock. We have no ongoing policy for allocating among different types of stock-based awards. Therefore, we maintain the flexibility to grant each type of stock-based award. Among other factors, the amount and type of stock-based awards granted takes into account stock-based awards previously granted to an individual. Stock based compensation typically vests over a period of years to encourage executive retention and emphasize long-term performance and may also include specific performance metrics to be earned. Our Board of Directors grants stock-based awards at regularly scheduled meetings of the board after reviewing allocations recommended by the Compensation Committee following advice from the committee's compensation consultants, an analysis of peer companies, specific goals to be achieved, and a wide range of other factors. See "Executive Compensation — Summary Compensation Table."

Other Benefits

Executive officers are eligible to participate in benefit programs designed for all of our full-time employees. These programs include medical insurance, a qualified retirement program allowed under Section 401(k) of the Internal Revenue Code, and life insurance coverage.

Deductibility of Executive Compensation

We take into account the tax effect of our compensation. Section 162(m) of the Internal Revenue Code currently limits the deductibility for federal income tax purposes of compensation in excess of $1.0 million paid to each of any publicly held corporation's chief executive officer and four other most highly compensated executive officers. We may deduct certain types of compensation paid to any of these individuals only to the extent that such compensation during any fiscal year does not exceed $1.0 million. Qualifying performance-based compensation is not subject to the deduction limits if certain requirements are met. We currently intend to structure the performance- based portion of the compensation of our executive officers in a manner that complies with Section 162(m), including such awards granted pursuant to our 2011 Stock-Based Compensation Plan and Incentive Compensation Program.

Accounting Considerations

We account for stock-based awards in accordance with the provisions of Financial Accounting Standards Board, or FASB, Accounting Standards Codification, or ASC, Topic 718 "Compensation — Stock Compensation" (ASC 718). In determining stock-based awards, we consider the potential expense of those grants under ASC 718 and the impact on our earnings per share.

Policies for the Pricing and Timing of Stock-Based Grants

We set the price of all stock-based awards at the closing price of our stock on the New York Stock Exchange on the date of grant. We grant the stock-based compensation at regularly scheduled meetings each year. In the case of new hires, we generally grant stock-based awards on start dates, which are determined by the date the employee reports for service.

Employment Agreements

Each of Messrs. McGill and McLamb is a party to an employment agreement with us, which provides for designated base salaries plus incentive compensation based on the performance of our company and the employees as determined by our Board of Directors. Each of the employment agreements provides for benefits in the event of certain changes in control of our company. These arrangements have no effect on our compensation arrangements absent a change in control. See "Executive Compensation — Employment Agreements."

Fiscal 2013 Compensation

Summary

We worked with our executive compensation consultants in connection with our fiscal 2013 incentive compensation program to maintain our long-standing pay-for-performance philosophy. Our base salaries for our named executive officers for fiscal 2013 generally were at the 50th percentile level for our peer companies. Our base salaries for the named executive officers reported in both periods increased a total of 7% from fiscal 2012 levels. We increased the base salary of our Chief Executive Officer and Chief Financial Officer to be a more competitive salary as compared to our peer companies. Overall cash compensation for our named executive officers reported in both periods increased 3% from fiscal 2012 levels. Stock-based compensation for our named executive officers reported in both periods increased 3% from fiscal 2012.

Compensation Consultants

We engaged Compensia, Inc. to assist us in connection with our fiscal 2013 incentive compensation program. Compensia also assisted us in determining an appropriate group of peer companies. As a result of the absence of comparable direct competitors, the peer group was drawn from specialty retail companies. These peer companies consist of A.C. Moore Arts & Crafts, America's Car-Mart, Bassett Furniture Industries, Blue Nile, Casual Male, Citi Trends, CONN'S, Cost Plus, Dorman Products, Golfsmith International Holdings, Haverty Furniture Companies, Hibbett Sports, Jos. A. Bank Clothiers, Kirkland's, Lumber Liquidators, Movado Group, Sotheby's, Sport Chalet, West Marine, and Zumiez. Compensia utilized the same market data for these peer company comparisons as provided for fiscal 2012 as there were not significant changes is this data from the prior year.

Base Salaries

Our named executive officers received base compensation for fiscal 2013 in accordance with their respective fiscal 2013 compensation plans as recommended by the Compensation Committee and approved by the Board of Directors. We increased the base salaries of Messrs. McGill and McLamb by $20,000 and $50,000, respectively. The base salaries of our other named executive officers remained unchanged in fiscal year 2013 from fiscal year 2012. In accordance with our pay-for-performance philosophy, our base compensation levels for our named executive officers for fiscal 2013 were generally at or below those of our peer companies.

Incentive Compensation

For fiscal 2013, we established individual cash compensation plans for Messrs. McGill, McLamb, and Frahn that targeted incentive cash compensation of 100%, 65%, and 30% of their base salaries, respectively. These plans had two primary elements: the first element adjusted the target bonus amount based on the level of adjusted net income achieved and the second element tied the pay-out of the target bonus amount to the achievement of individual performance objectives.

Under the first element, our adjusted net income, which equals our net income plus stock-based compensation and excludes unusual items, was targeted at $9.0 million. For every dollar above or below the target adjusted net income, 2.4% was added to or subtracted from the cumulative target bonuses for Messrs. McGill, McLamb, and Frahn to determine the size of the bonus pool eligible for pay-out for achievement of the individual performance objectives. The adjusted bonus pool amount, up or down, was allocated to Messrs. McGill, McLamb, and Frahn in the same proportion as their individual target incentive relative to the cumulative target incentive of the three executives.

Under the second element, each individual performance objective could be earned as long as at least 50% of the objective was achieved. For achievement above 50%, the earned amount was adjusted proportionately. The individual performance objectives for Mr. McGill consisted of achieving an inventory aging target; a leverage target; a selling, general, and administrative expense target; pretax targets for our company's new strategic initiatives, including our web-based used boat sale initiative and charter initiative; a Sea Ray market share target; a customer satisfaction target; and a net income plus stock based compensation target; weighted 20%, 15%, 15%,

10%, 10%, 10%, and 20%, respectively, and each measured semi-annually. Mr. McLamb's individual performance objectives consisted of achieving an inventory aging target; a leverage target; a selling, general, and administrative expense target; pretax targets for our company's new strategic initiatives, including our web-based used boat sale initiative and charter initiative; a Sea Ray market share target; a customer satisfaction target; and a net income plus stock based compensation target; weighted 20%, 15%, 20%, 10%, 10%, 5%, and 20%, respectively, and each measured semi-annually. The individual performance objectives for Mr. Frahn consisted of achieving an inventory aging target; a leverage target; a selling, general, and administrative expense target; a customer satisfaction target; a net income plus stock based compensation target; and an interest expense target; weighted 25%, 30%, 25%, 5%, 10%, and 5%, respectively, and each measured semi-annually.

The plan for both Mr. W. Brett McGill and Mr. Cashman is based upon each achieving individual performance objectives and provided for cash bonus compensation paid monthly based on the pretax earnings derived from the region that each manages. Based on these pretax earnings each could receive an improvement bonus of 4% for every dollar in excess of the prior year pretax earnings and each could receive a pretax bonus of 2% for every dollar of the pretax earnings. As both the improvement and pretax bonus is calculated monthly no bonus is paid if a regions pretax earnings falls behind the pretax earnings for the prior year, on a cumulative basis. Additionally, 25% of both the improvement and pretax bonus is withheld and paid out based on each achieving an inventory aging target and a customer satisfaction target, weighted 60% and 40%, respectively, and each measured semi-annually. The inventory aging target and customer satisfaction target can be obtained proportionately as long as 50% of the objective is achieved and may also be proportionately increased if the objective is exceeded.

Because our adjusted net income target of $9.0 million was not achieved, the target incentive amounts for Messrs. McGill, McLamb, and Frahn were reduced as discussed above. For each of our named executive officers the following individual performance objectives were satisfied as follows: the inventory aging target was satisfied for both the first and second half of fiscal 2013; the leverage target was satisfied for both the first and second half of fiscal 2013; the selling, general, and administrative expense target was achieved for both the first and second half of fiscal 2013; the pretax targets for our company's new strategic initiatives was satisfied for the first half of fiscal 2013, but was not satisfied for the second half of fiscal 2013; the Sea Ray market share target was satisfied for both the first and second half of fiscal 2013; the customer satisfaction target was satisfied for both the first and second half of fiscal 2013; the net income plus stock based compensation target were not achieved for either the first or second half of fiscal 2013; and the interest expense target was satisfied for both the first and second half of fiscal 2013. Mr. W. Brett McGill and Mr. Cashman each received a cash bonus based on their respective regions pretax earnings and improvement thereof for fiscal 2013. Therefore, each of our named executive officers received cash bonuses based on these performance objectives that were achieved. The performance objective targets that were not satisfied were missed by greater than 50%. Mr. Frahn also received a discretionary bonus of $60,000 in recognition of his substantial efforts in securing damage recoveries related to the BP oil spill.

Stock-Based Awards

For fiscal 2013, our stock-based incentive compensation grants for our named executive officers took the form of time-based stock options. The time-based stock options vest 1/36 per month beginning on the date of grant. Our Board of Directors granted time-based stock options for the following number of shares of common stock to the following executive officers: 80,000 to Mr. McGill, 40,000 to Mr. McLamb, 25,000 to Mr. W. Brett McGill, 25,000 to Mr. Cashman, and 17,500 to Mr. Frahn.

Stock-based compensation goals for fiscal 2012 took the form of time-based stock options and stock index-based RSUs. The stock underlying the RSUs is scheduled to be delivered within five months after vesting provided that the delivery date may be delayed to the extent necessary to be deductible under Section 162(m) of the Internal Revenue Code. Each officer forfeits the unearned or unvested portion, if any, of the stock options or RSUs if the officer's service to our company is terminated for any reason, except as may otherwise be determined by the Board of Directors or as provided in an applicable employment agreement, and any awards that are not earned at the conclusion of the performance period will be forfeited. For Messrs. McGill, and McLamb, stock-based awards vest upon a change in control of our company.

CEO Compensation

For fiscal 2013, the Compensation Committee evaluated the factors described above in recommending the base salary and incentive compensation of William H. McGill Jr., our Chairman, President, and Chief Executive Officer. See "Executive Compensation — Employment Agreements."

Section 162(m)

Our compensation arrangements with any of our executive officers did not exceed the limits on deductibility under Section 162(m) during our fiscal year ended September 30, 2013.

EXECUTIVE COMPENSATION

Summary of Cash and Other Compensation

The following table sets forth, for the fiscal years ended September 30, 2011, September 30, 2012, and September 30, 2013, information regarding compensation for services in all capacities to us and our subsidiaries received by our Chief Executive Officer, our Chief Financial Officer, and our three other most highly compensated executive officers whose aggregate cash compensation exceeded $100,000.

SUMMARY COMPENSATION TABLE

Name and Principal Position	Year	Salary(1)	Bonus(2)	Stock Awards(3)	Option Awards(4)	Non-Equity Incentive Plan Compensation(5)	All Other Compensation(6)	Total(7)
William H. McGill Jr.	2013	$520,000	$ 0	$ 0	$420,767	$340,651	$3,125	$1,284,543
Chairman of the Board, President and	2012	$500,000	$ 0	$118,400	$295,344	$330,331	$2,370	$1,246,445
Chief Executive Officer	2011	$500,000	$ 0	$128,180	$300,753	$ 41,667	$2,427	$ 973,027
Michael H. McLamb	2013	$315,000	$ 0	$ 0	$210,384	$133,153	$3,125	$ 661,662
Executive Vice President, Chief	2012	$265,000	$ 0	$ 59,200	$147,672	$203,350	$3,442	$ 678,664
Financial Officer, and Secretary	2011	$265,000	$ 0	$ 60,320	$150,377	$ 24,844	$2,443	$ 502,984
Charles A. Cashman	2013	$175,000	$ 0	$ 0	$131,490	$246,500	$3,125	$ 556,115
Vice President of East Operations(8)	2012	$ —	$ —	$ —	$ —	$ —	$ —	$ —
	2011	$ —	$ —	$ —	$ —	$ —	$ —	$ —
W. Brett McGill	2013	$175,000	$ 0	$ 0	$131,490	$245,407	$ 0	$ 551,897
Vice President of West Operations(8)	2012	$ —	$ —	$ —	$ —	$ —	$ —	$ —
	2011	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Kurt M. Frahn	2013	$200,000	$60,000	$ 0	$ 92,043	$ 44,243	$3,965	$ 400,251
Vice President of Finance, Chief	2012	$200,000	$12,500	$ 20,720	$ 63,288	$ 48,487	$3,231	$ 348,226
Accounting Officer, and Treasurer(9)	2011	$200,000	$ 0	$ 20,375	$ 86,205	$ 33,500	$1,837	$ 341,917

(1) The base salaries set forth in this column reflect any base salary adjustments for all of our 2011, 2012, and 2013 fiscal years for each of the named executive officers.

(2) Discretionary bonuses were paid to Mr. Frahn for fiscal 2012 and 2013.

(3) The amounts shown in this column represent the grant date fair value of restricted stock unit awards determined in accordance with FASB ASC Topic 718 "Compensation — Stock Compensation," ("ASC 718") excluding the effects of forfeitures. We determine the grant date fair value of each restricted stock unit award using the closing price of our common stock on the date of grant and recognize the compensation expense over the vesting period. We determine the grant date fair value of each restricted stock unit award with market conditions by utilizing a Monte Carlo simulation embedded in a lattice model on the date of grant and recognize the compensation expense over the vesting period. Each named executive officer forfeits the unvested portion, if any, of the officer's restricted stock units if the officer's service to our company is terminated for any reason, except as may otherwise be determined by the Board of Directors or as provided in an employment agreement. For further information on these awards, see the Grants of Plan-Based Awards table of this proxy statement.

(4) The amounts shown in this column reflect the grant date fair value of stock option awards determined in accordance with ASC 718, excluding the effects of forfeitures. The assumptions used in determining the grant date fair value of stock option awards are set forth in the notes to our consolidated financial statements, which are included in our Annual Report on Form 10-K filed with the SEC for the fiscal year ended September 30, 2013. We estimated the grant date fair value of each stock option award on the date of grant using the Black-Scholes option pricing model and recognize the compensation expense over the vesting period. See Note 11 to the Consolidated Financial Statements in our Form 10-K for the year ended September 30, 2013 for a discussion of the relevant assumptions used in determining the grant date fair value of our stock option awards pursuant to ASC 718. Each named executive officer forfeits the unvested portion,

if any, of the officer's stock options if the officer's service to our company is terminated for any reason, except as may otherwise be determined by the Board of Directors or as provided in an employment agreement. For further information on these awards, see the Grants of Plan-Based Awards table of this proxy statement.

(5) The amounts shown in this column constitute payments made under our fiscal 2011, fiscal 2012, and fiscal 2013 executive incentive bonus program. See "Compensation Discussion and Analysis" for more information regarding our fiscal 2013 incentive compensation program.

(6) Represents amounts paid to each named executive officer for the employer matching portion of our 401(k) plan.

(7) The dollar value in this column for each named executive officer represents the sum of all compensation reflected in the previous columns.

(8) Mr. Cashman's and Mr. W. Brett McGill's compensation shown in the table above represents the entire fiscal year including prior to being named executive officers on November 20, 2012.

(9) As disclosed in the Current Report on Form 8-K we filed on November 21, 2013, Mr. Frahn announced his resignation from the Company effective as of December 10, 2013.

Grants of Plan-Based Awards

The following table sets forth certain information with respect to grants of plan-based awards to the named executive officers for the fiscal year ended September 30, 2013.

GRANTS OF PLAN-BASED AWARDS

		Estimated Future Payouts Under Non-Equity Incentive Plan Awards(1)			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units	All Other Option Awards: Number of Securities Underlying Options	Exercise or Base Price of Option Awards	Grant Date Fair Value of Stock and Option
Name	Grant Date	Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)	(#)(2)	(#)	($/Sh)	Awards(3)
William H. McGill Jr.	11/20/12	$0	$260,000	$685,048	—	—	—	80,000	—	$7.48	$420,767
Michael H. McLamb	11/20/12	$0	$102,375	$269,776	—	—	—	40,000	—	$7.48	$210,384
Charles A. Cashman	11/20/12	$0	$258,944	$ N/A	—	—	—	25,000	—	$7.48	$131,490
W. Brett McGill	11/20/12	$0	$360,614	$ N/A	—	—	—	25,000	—	$7.48	$131,490
Kurt M. Frahn	11/20/12	$0	$ 30,000	$ 79,099	—	—	—	17,500	—	$7.48	$ 92,043

(1) Represents potential threshold, target, and maximum performance-based costs compensation under our fiscal 2013 incentive compensation program. As noted in our 2011 Stock-Based Compensation Plan, the maximum amount that may be payable to any one participant as a performance award (payable in cash) is $5,000,000 per calendar year. The maximum related to the adjusted net income bonus for Messrs. McGill, McLamb, and Frahn can be increased or decreased by their respective share of 2.4% over or above adjusted net income of $9.0 million. The target related to the pretax earnings and improvement bonuses for Messrs. W. Brett McGill and Cashman can be increased or decreased based on the pretax earnings derived from the region that each manages. No threshold or maximum amount existed for the pretax earnings and improvement bonuses for Messrs. W. Brett McGill and Cashman. Actual payments are reflected in the Summary Compensation table, and there are no future payouts related to these awards. Our fiscal 2013 executive incentive compensation program is discussed under "Compensation Discussion and Analysis — Fiscal 2013 Compensation — Incentive Compensation."

(2) These stock option awards were granted under our 2011 Stock-Based Compensation Plan and vest 1/36 per month beginning on the date of grant.

(3) The amounts shown in this column represent the grant date fair value for stock option awards granted to our named executive officers during the covered year calculated in accordance with ASC 718, excluding the effects of forfeitures. The assumptions used in determining the grant date fair value of these awards are set forth in the notes to our consolidated financial statements, which are included in our Annual Report on Form 10-K filed with the SEC for the fiscal year ended September 30, 2013. There were no forfeitures during fiscal 2013. We calculated the estimated value of each award based on the closing stock price of our common stock on the date of grant.

Outstanding Equity Awards at Fiscal Year-End

The following table sets forth information with respect to outstanding equity-based awards held by our named executive officers at September 30, 2013.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END

		Option Awards					Stock Awards			
		Number of Securities Underlying Unexercised Options(1)(2)		Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options	Option Exercise Price	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested	Market Value of Shares or Units of Stock That Have Not Vested(3)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested(4)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested(3)
Name	Grant Date	Exercisable	Unexercisable							
William H. McGill Jr.	11/20/2012	22,222	57,778	—	$ 7.48	11/20/2022	—	—	—	—
	11/18/2011	42,777	27,223	—	$ 6.10	11/18/2021	—	—	—	—
	11/18/2010	54,777	3,223	—	$ 7.54	11/18/2020	—	—	—	—
	12/08/2009	63,600	—	—	$ 7.00	12/08/2019	—	—	—	—
	11/20/2008	35,000	—	—	$ 2.81	11/20/2018	—	—	—	—
	11/20/2008	100,000	—	—	$ 2.81	11/20/2018	—	—	—	—
							—	—	20,000	244,000
Michael H. McLamb	11/20/2012	11,111	28,889		$ 7.48	11/20/2022				
	11/18/2011	21,388	13,612	—	$ 6.10	11/18/2021	—	—	—	—
	11/18/2010	27,388	1,612	—	$ 7.54	11/18/2020	—	—	—	—
	12/08/2009	24,000	—	—	$ 7.00	12/08/2019	—	—	—	—
	11/20/2008	17,500	—	—	$ 2.81	11/20/2018	—	—	—	—
	11/20/2008	31,581	—	—	$ 2.81	10/20/2018	—	—	—	—
							—	—	10,000	122,000
Charles A. Cashman	11/20/2012	6,944	18,056		$ 7.48	11/20/2022	—	—	—	—
	11/18/2011	10,694	6,806	—	$ 6.10	11/18/2021	—	—	—	—
	11/18/2010	10,833	834	—	$ 7.54	11/18/2020	—	—	—	—
	12/08/2009	7,084	—	—	$ 7.00	12/08/2019	—	—	—	—
	11/26/2008	2,917	—	—	$ 2.99	11/26/2018	—	—	—	—
							—	—	4,000	48,800
W. Brett McGill	11/20/2012	6,944	18,056	—	$ 7.48	11/20/2022	—	—	—	—
	11/18/2011	2,694	6,806	—	$ 6.10	11/18/2021	—	—	—	—
	11/18/2010	14,166	834	—	$ 7.54	11/18/2020	—	—	—	—
	12/08/2009	15,000	—	—	$ 7.00	12/08/2019	—	—	—	—
	10/30/2003	10,000	—	—	$17.80	10/30/2013	—	—	—	—
							—	—	4,000	48,800
Kurt M. Frahn	11/20/2012	4,861	12,639		$ 7.48	11/20/2022	—	—	—	—
	11/18/2011	9,166	5,834	—	$ 6.10	11/18/2021	—	—	—	—
	02/10/2011	4,305	695	—	$ 9.13	02/10/2021	—	—	—	—
	11/18/2010	9,916	584	—	$ 7.54	11/18/2020	—	—	—	—
	12/08/2009	10,500	—	—	$ 7.00	12/08/2019	—	—	—	—
							—	—	3,500	42,700

(1) The stock options have 10-year option terms and vest at 1/36 per month beginning on the applicable grant date.

(2) The stock options granted to Messrs. McGill and McLamb in the amounts of 35,000 and 17,500, respectively, that are fully exercisable with a grant date of November 20, 2008 are performance based related to inventory management and were deemed earned during 2012.

(3) The market value of shares or units of stock that have not vested as reported in the table above is determined by multiplying the closing market price of our common stock on the last trading day of our last completed fiscal year of $12.20 by the number of shares or units of stock that have not vested.

(4) Represents performance-based restricted stock units granted under our executive incentive program that vest over a three-year performance period based on the relative performance of our common stock against the Russell 3000 Index.

Option Exercises and Stock Vested

The following table describes, for the named executive officers, the number of shares acquired on the exercise of options and vesting of stock awards and the value realized on exercise of options and vesting of stock awards during fiscal 2013.

OPTION EXERCISES AND STOCK VESTING

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise	Value Realized on Exercise	Number of Shares Acquired on Vesting	Value Realized on Vesting
William H. McGill Jr.	0	$ 0	17,466	$213,085
Michael H. McLamb	38,419	$384,310	8,219	$100,272
Charles A. Cashman	10,000	$ 97,623	3,876	$ 47,287
W. Brett McGill	20,945	$173,464	3,876	$ 47,287
Kurt M. Frahn	13,375	$118,636	2,825	$ 34,465

For option awards, the value realized is computed as the difference between the market price on the date of exercise and the exercise price times the number of options exercised. For stock awards, the value realized is computed as the market price on the later of the date the restrictions lapse or the delivery date times the number of shares vested.

Pension Benefits and Nonqualified Deferred Compensation

We do not offer a pension plan for any of our employees. We do not offer a nonqualified deferred compensation plan for any of our employees. Employees meeting certain requirements may participate in our 401(k) plan.

1998 Incentive Stock Plan

On April 5, 1998 and April 30, 1998, respectively, our Board of Directors adopted and our stockholders approved the MarineMax, Inc. 1998 Incentive Stock Plan, or the 1998 Plan. The 1998 Incentive Stock Plan was amended by the Board of Directors during May 1998 and November 2000, and our stockholders approved the November 2000 amendment during February 2001. Our Board of Directors further amended the 1998 Incentive Stock Plan during December 2004. The plan provided for the grant of incentive and nonqualified stock options to acquire our common stock, the direct grant of common stock, the grant of stock appreciation rights, or SARs, and the grant of other cash awards to key personnel, directors, consultants, independent contractors, and others providing valuable services to our company and our subsidiaries.

The plan authorized the issuance of a maximum amount of shares of common stock equal to the lesser of 4,000,000 shares or the sum of (1) 20% of the then-outstanding shares of common stock of our company, plus (2) the number of shares exercised with respect to any awards granted under the plan.

Upon the approval by our stockholders of our 2007 Incentive Compensation Plan during February 2007, any shares that were not subject to an outstanding award under the 1998 Incentive Stock Plan became available for issuance under our 2007 Incentive Compensation Plan. Accordingly, at that time, we ceased making new grants under the 1998 Incentive Stock Plan.

2007 Incentive Compensation Plan

Our 2007 Incentive Compensation Plan, or the 2007 Plan, was designed to attract, motivate, retain, and reward our executives, employees, officers, directors, and independent contractors by providing such persons with annual and long-term performance incentives to expend their maximum efforts in the creation of stockholder value. The terms of the 2007 Plan provided for the grant of stock options, stock appreciation rights, restricted stock, stock units, bonus stock, dividend equivalents, other stock related awards, and performance awards that may be settled in cash, stock, or other property. Upon the approval by our stockholders of our 2011 Stock-Based Compensation Plan in January 2011, we ceased making new grants under the 2007 Plan.

2011 Stock-Based Compensation Plan

Our 2011 Stock-Based Compensation Plan, or the 2011 Plan, was adopted by our Board of Directors in November 2010 and approved by our stockholders in January 2011. During February 2013, our stockholders approved a proposal to amend the 2011 Plan to increase the 1,200,456 share threshold by 1,000,000 shares to 2,200,456 shares. The 2011 Plan is designed to attract, motivate, retain, and reward our executives, employees, officers, directors, and independent contractors by providing such persons with annual and long-term performance incentives to expend their maximum efforts in the creation of stockholder value.

The terms of the 2011 Plan provide for the grant of stock options, stock appreciation rights, restricted stock, stock units, bonus stock, dividend equivalents, other stock related awards, and performance awards that may be settled in cash, stock, or other property.

Subsequent to the February 2013 amendment described above, the total number of shares of our common stock that may be subject to awards under the 2011 Plan is equal to 2,000,000 shares, plus (i) any shares available for issuance and not subject to an award under the 2007 Plan, which was 200,456 shares at the time of approval of the 2011 Plan, (ii) the number of shares with respect to which awards granted under the 2011 Plan and the 2007 Plan terminate without the issuance of the shares or where the shares are forfeited or repurchased; (iii) with respect to awards granted under the 2011 Plan and the 2007 Plan, the number of shares that are not issued as a result of the award being settled for cash or otherwise not issued in connection with the exercise or payment of the award; and (iv) the number of shares that are surrendered or withheld in payment of the exercise price of any award or any tax withholding requirements in connection with any award granted under the 2011 Plan and the 2007 Plan. As of September 30, 2013, there were 1,787,537 shares of common stock available for issuance under the 2011 Plan.

The 2011 Plan imposes individual limitations on certain awards, in part to comply with Section 162(m) of the Internal Revenue Code of 1986. Under these limitations, no more than 50% of the total number of shares of our common stock reserved for issuance under the 2011 Plan may be granted to an individual during any fiscal year pursuant to awards granted under the 2011 Plan. The maximum amount that may be payable to any one participant as a performance award (payable in cash) is $5,000,000 per calendar year.

No outstanding options may be repriced without stockholder approval (that is, we cannot amend an outstanding option to lower the exercise price or exchange an outstanding option for a new option with a lower exercise price). In addition, the 2011 Plan prohibits us from exchanging an outstanding option with an exercise above the then current fair market value of our common stock for cash, other awards, or other property.

In the event that a stock dividend, forward or reverse split, merger, consolidation, combination, or other similar corporate transaction or event affects our common stock, then the plan administrator will substitute, exchange, or adjust any or all of the following in a manner that precludes the enlargement or dilution of rights and benefits: (1) the kind and number of shares available under the 2011 Plan, (2) the kind and number of shares subject to limitations on awards described in the preceding paragraph, (3) the kind and number of shares subject to all outstanding awards, (4) the exercise price, grant price, or purchase price relating to any award, and (5) any other affected terms of awards.

In the event that a dividend or other distribution (whether in cash or other property, but excluding a stock dividend), recapitalization, reorganization, spin-off, repurchase, share exchange, liquidation, dissolution, or other similar corporate transaction or event affects our common stock or our other securities or the securities of any other issuer, so that an adjustment, substitution, or exchange is determined to be appropriate by the plan administrator, then the plan administrator is authorized to adjust any or all of the following as the plan administrator deems appropriate: (1) the kind and number of shares available under the 2011 Plan, (2) the kind and number of shares subject to limitations on awards described in the preceding paragraph, (3) the kind and number of shares subject to all outstanding awards, (4) the exercise price, grant price, or purchase price relating to any award, and (5) any other affected terms of awards.

The persons eligible to receive awards under the 2011 Plan consist of officers, directors, employees, and independent contractors. However, incentive stock options may be granted under the 2011 Plan only to our employees, including our officers who are employees.

Our Board of Directors will administer the 2011 Plan unless it delegates administration of the 2011 Plan to one or more committees of our Board of Directors. Together, our Board of Directors and any committee(s) delegated to administer the 2011 Plan are referred to as the plan administrator. If a committee is delegated to administer the 2011 Plan, then the committee members may be "non-employee directors" as defined by Rule 16b-3 of the Securities Exchange Act, "outside directors" for purposes of Section 162(m), and independent as defined by the New York Stock Exchange or any other national securities exchange on which any of our securities may be listed for trading in the future. Subject to the terms of the 2011 Plan, the plan administrator is authorized to select eligible persons to receive awards, determine the type and number of awards to be granted and the number of shares of our common stock to which awards will relate, specify times at which awards will be exercisable or may be settled (including performance conditions that may be required as a condition thereof), set other terms and conditions of awards, prescribe forms of award agreements, interpret and specify rules and regulations relating to the 2011 Plan, and make all other determinations that may be necessary or advisable for the administration of the 2011 Plan. The plan administrator may amend the terms of outstanding awards, in its discretion. Any amendment that adversely affects the rights of the award recipient, however, must receive the approval of such recipient.

The plan administrator, in its discretion, may accelerate the vesting, exercisability, lapsing of restrictions, or expiration of deferral of any award, including if we undergo a "change in control," as defined in the 2011 Plan and all awards shall become fully vested, exercisable and all restrictions shall lapse upon a change in control that is not approved by our Board of Directors. In addition, the plan administrator may provide that the performance goals relating to any performance-based award will be deemed to have been met upon the occurrence of any change in control. The award agreement may provide for the vesting of an award upon a change of control, including vesting if a participant is terminated by us or our successor without "cause" or terminates for "good reason" as defined in the 2011 Plan.

To the extent we undergo a corporate transaction (as defined in the 2011 Plan), the 2011 Plan provides that outstanding awards may be assumed, substituted for, or continued in accordance with their terms. If the awards are not assumed, substituted for, or continued, to the extent applicable, such awards will terminate immediately prior to the close of the corporate transaction. The plan administrator may, in its discretion, either cancel the outstanding awards in exchange for a cash payment or vest all or part of the awards contingent on the corporate transaction. With respect to a corporate transaction which is not a change in control, awards under the 2011 Plan must be assumed, continued, or substituted for.

Our Board of Directors may amend, alter, suspend, discontinue, or terminate the 2011 Plan or the plan administrator's authority to grant awards without further stockholder approval, except stockholder approval will be obtained for any amendment or alteration if such approval is deemed necessary and advisable by our Board of Directors or any amendment for which stockholder approval is required by law or the primary stock exchange on which our common stock trades. Unless earlier terminated by our Board of Directors, the 2011 Plan will terminate on the earlier of (1) ten years after the later of (a) the adoption by our Board of Directors of the 2011 Plan and (b) the approval of an increase in the number of shares reserved under the 2011 Plan by our Board of Directors (contingent upon such increase being approved by our stockholders) or (2) such time as no shares of our common stock remain available for issuance under the 2011 Plan and no further rights or obligations with respect to outstanding awards are outstanding under the 2011 Plan. Amendments to the 2011 Plan or any award require the consent of the affected participant if the amendment has a material adverse effect on the participant.

The 2011 Plan is not intended to be the exclusive means by which we may issue options or warrants to acquire our common stock, stock awards, or any other type of award. To the extent permitted by applicable law and New York Stock Exchange requirements, we may issue any other options, warrants, or awards other than pursuant to the 2011 Plan with or without stockholder approval.

As of September 30, 2013, there were outstanding issued but unexercised options to acquire 2,301,638 shares of our common stock at an average exercise price of $10.13 per share under the 2007 Plan and the 2011 Plan.

Employee Stock Purchase Plan

During 1998, we adopted and our stockholders approved the 1998 Employee Stock Purchase Plan, or 1998 ESPP, which provided for the issuance of up to 750,000 shares of common stock. The 1998 ESPP expired in 2008.

Our Board of Directors adopted and our stockholders approved the 2008 Employee Stock Purchase Plan, or 2008 ESPP, in 2008. Our 2008 ESPP is designed to qualify for favorable income tax treatment under Section 423 of the Internal Revenue Code and is intended to offer financial incentives for employees to purchase our common stock. The 2008 ESPP is administered by a committee of the Board of Directors. The 2008 ESPP will remain in effect until December 31, 2018.

We believe that the 2008 ESPP represents an important factor in attracting and retaining executive officers and other key employees and constitutes a significant part of our compensation program. The 2008 ESPP provides such individuals with an opportunity to acquire a proprietary interest in our company and thereby align their interests with the interests of our other stockholders and give them an additional incentive to use their best efforts for the long-term success of our company.

The 2008 ESPP permits eligible employees to authorize payroll deductions that will be utilized to purchase shares of our common stock during a series of consecutive offering periods. Employees may purchase shares of common stock pursuant to the 2008 ESPP at a purchase price equal to the lower of (i) 85% of the closing price of our common stock on the first day of the offering period, or (ii) 85% of the closing price of our common stock on the last day of the applicable offering period. Each annual offering may, in the discretion of the Plan Committee, be divided into two six-month offerings commencing on October 1 and April 1, respectively, and terminating six months thereafter (March 31 or September 30, as the case may be).

Subject to adjustment upon changes in capitalization of our company, the number of shares of common stock that may be issued under the 2008 ESPP initially was 552,837, consisting of 500,000 shares under the 2008 ESPP plus 52,837 shares that were reserved for issuance under the 1998 ESPP that were not purchased as of the expiration of the 1998 ESPP. At our 2012 annual meeting, our stockholders approved an amendment to the 2008 ESPP to increase the total number of shares available for purchase under the 2008 ESPP from 552,837 to 1,052,837. If any change is made in the stock subject to the 2008 ESPP or subject to any outstanding options under the 2008 ESPP (through reorganization, merger, recapitalization, reclassification, stock split, reverse stock split, or similar transaction), appropriate and proportionate adjustments may be made by the Plan Committee (as defined below) in the number and type of shares of common stock that are subject to purchase under outstanding options and to the option price applicable to such outstanding options.

An employee who has completed one year of service with our company will be eligible to participate in the 2008 ESPP. An employee may not participate in the 2008 ESPP if (i) immediately after the grant, such employee would own common stock, including outstanding options to purchase common stock under the 2008 ESPP, possessing 5% or more of the total combined voting power or value of our common stock, or (ii) participation in the 2008 ESPP would permit such employee's rights to purchase common stock under all of our employee stock purchase plans to exceed $25,000 in fair market value (determined at the time the option is granted) of the common stock for each calendar year in which such option is outstanding.

At the time an employee becomes a participant in the 2008 ESPP, the employee may elect payroll deductions of up to 10% of such employee's compensation for each pay period during an offering. Participants may not reduce or increase future payroll deductions during an offering period. All payroll deductions made by each participant will be credited to an account set up for that participant under the 2008 ESPP. The Plan Committee may, prior to the beginning of an offering period, limit the percentage of compensation that an employee may contribute to his or her account.

Participation in the 2008 ESPP is voluntary and depends on each eligible employee's election to participate and his or her determination as to the level of payroll deductions. Accordingly, future purchases under the 2008 ESPP are not determinable. Non-employee members of the Board of Directors are not eligible to participate in the 1998 ESPP or the 2008 ESPP.

A participant in the 2008 ESPP may withdraw all of the payroll deductions credited to such participant's account under the 2008 ESPP by giving us written notice at any time prior to the last five days of an offering period. If a participant withdraws from an offering period, he or she may not participate in that offering but may participate in any succeeding offering under the 2008 ESPP or in any similar plan that we may adopt.

Upon termination of a participant's employment for any reason, other than death or permanent disability (as defined in the Internal Revenue Code), the payroll deductions credited to such participant's account will be returned to the participant. If the participant's employment terminates due to death or permanent disability, the participant or the participant's beneficiary will have the right to elect (i) to withdraw all of the payroll deductions credited to the participant's account under the 2008 ESPP, or (ii) to exercise the participant's option on the next offering termination date and purchase the number of shares of common stock that the accumulated payroll deductions in the participant's account will purchase at the applicable option price. Any excess in the participant's account will be returned to the participant or his or her beneficiary, without interest. In the event that we receive no notice of election from the participant or his or her beneficiary, the participant or his or her beneficiary will be deemed to have elected to exercise the participant's option.

The 2008 ESPP, and the right of participants to make purchases thereunder, is intended to qualify under the provisions of Sections 421 and 423 of the Internal Revenue Code. Under these provisions, no income will be taxable to a participant until the shares purchased under the 2008 ESPP are sold or otherwise disposed of. Upon sale or other disposition of the shares, the participant will generally be subject to tax and the amount of the tax will depend upon the holding period. If the shares are sold or otherwise disposed of more than (a) two years from the first day of the offering period, and (b) more than one year from the date of transfer of the shares to the participant, then the participant will recognize ordinary income measured as the lesser of (i) the excess of the fair market value of the shares at the time of such sale or disposition over the purchase price, or (ii) an amount equal to 15% of the fair market value of the shares as of the first day of the offering period. Any additional gain will be treated as long-term capital gain. If the shares are sold or otherwise disposed of before the expiration of these holding periods, the participant will recognize ordinary income generally measured as the excess of the fair market value of the shares on the date the shares are purchased over the price at which the participant purchased the shares under the 2008 ESPP.

Any additional gain or loss on such sale or disposition will be long-term or short-term capital gain or loss, depending on the holding period. We will not be entitled to a deduction for amounts taxed as ordinary income or capital gain to a participant except to the extent ordinary income is recognized by participants as a result of a sale or disposition of shares prior to the expiration of the holding periods described above.

The plan is not intended to be the exclusive means by which we may issue options or warrants to acquire our common stock, stock awards, or any other type of award. To the extent permitted by applicable law and New York Stock Exchange requirements, we may issue any other options, warrants, or awards other than pursuant to the plan with or without stockholder approval.

As of September 30, 2013, there were 456,807 shares of common stock available for purchase under the 2008 ESPP.

Employment Agreements

On June 7, 2006, we entered into an employment agreement with each of William H. McGill Jr. and Michael H. McLamb. The employment agreements provide for a base salary of $500,000 for Mr. McGill and $225,000 for Mr. McLamb, subject to adjustment from time to time. Each employment agreement provides for a bonus or other incentive compensation based upon the performance of our company and the executive and such other factors as determined to be relevant by our Board of Directors or Compensation Committee. In connection with their employment, each of the executives may also receive options to purchase common stock or other stock-based compensation. Each employment agreement also provides vacation benefits, reimbursement for business expenses, and the right to participate in company-wide benefits, including insurance, retirement, and other plans and programs as are available to our executive officers. Each employment agreement contains a covenant not to compete with our company or solicit our employees or customers for a period equal to the greater of two years immediately following termination of employment or the end of the period during which severance payments are being made, subject to certain exceptions.

We and the executive may each terminate the executive's employment at any time. If we terminate any of the executives without "good cause" or any of them terminates his employment with "good reason" or upon a "change in control" of our company that is not approved by at least two-thirds of our directors or does not provide the executive with the same position he had with us immediately prior to the change of control, as such terms are defined in the respective agreements, the terminated executive will receive an amount equal to the average of his base salary and bonus in the two fiscal years prior to termination (in a lump sum in the event of a change in control), for a period of three years after the effective date of termination in the case of Mr. McGill and 18 months after the effective date of termination in the case of Mr. McLamb; their stock options will vest and be exercisable for up to their full term (or for such shorter period of time that would not cause the executive any adverse tax consequences) and other stock-based compensation will not be subject to forfeiture or repurchase, subject in each case to certain exceptions; and the benefits and insurance coverage will continue for three years after termination in the case of Mr. McGill.

In the event of his death, the agreement with Mr. McGill provides for a payment of $1.5 million to his estate, for a six-month continuation of health, hospitalization, and similar benefits to Mr. McGill's dependent family members, and for all stock options to vest and be exercisable for their full term and for other stock-based compensation to vest and not be subject to forfeiture or repurchase, subject to certain exceptions. In the event of the death of Mr. McLamb, the agreement provides for a payment of $550,000 to the estate of Mr. McLamb and for all stock options to vest and be exercisable for up to their full term (or for such shorter period of time that would not cause the executive any adverse tax consequences) and for other stock-based compensation to vest and not be subject to forfeiture or repurchase, subject to certain exceptions.

In the event of disability, the employment agreement of each executive provides for the payment in a lump sum of the average of his base salary and bonus in the two fiscal years prior to disability for one year and for all stock options to vest and be exercisable for up to full term (or for such shorter period of time that would not cause the executive any adverse tax consequences) and for other stock-based compensation to vest and not be subject to forfeiture or repurchase, subject to certain exceptions. Mr. McGill's employment agreement provides for retirement benefits if Mr. McGill retires upon his decision or our request upon reaching the age of 75, consisting of the payment to Mr. McGill for two years of an amount equal to 50% of the average of the base salary and bonus paid to him for the two fiscal years prior to retirement, Medicare supplemental medical coverage for life, the continuation of life insurance benefits for a period of three years after retirement, the vesting and continuation of stock options for up to their full term (or for such shorter period of time that would not cause the executive any adverse tax consequences), and the vesting and termination of any forfeiture or repurchase provisions of other stock-based compensation. In addition, the employment agreements with Mr. McGill and Mr. McLamb provide for a gross up for any excise taxes for which they are liable under Section 4999 of the Internal Revenue Code of 1986, as amended, in connection with a change of control.

Section 280G of the Internal Revenue Code may limit the deductibility for federal income tax purposes of payments made following a change in control. If these payments are not deductible and if we have income at least equal to such payments, an amount of income equal to the amount of such payments could not be offset. As a result, the income that was not offset would be "phantom income" (i.e. income without cash) to our company. A "change in control" would include a merger or consolidation of our company, a sale of all or substantially all of our assets, under certain circumstances changes in the identity of a majority of the members of the Board of Directors of our company, or acquisitions of more than 20% of our common stock, subject to certain limitations.

Severance Policy for Key Executives

On November 27, 2012, our Board of Directors adopted a Severance Policy for Key Executives, or the Severance Policy. Under the Severance Policy, for each executive designated in writing by the Board or the Compensation Committee of the Board, for a 12-month period following employment termination by our company without good cause or by the covered executive for good reason (each as defined in the Severance Policy), we will pay an amount equal to the average of the base salary and cash bonus paid to the covered executive for the two prior full fiscal years on such dates as would otherwise be paid by our company, as well as the COBRA premium for coverage under our medical plan for the covered executive and his or her dependents. All stock options and restricted stock units held by a covered executive shall continue to vest and shall be exercisable for 12 months following employment termination. A covered executive shall also be entitled to receive all other accrued but unpaid benefits relating to vacations and other executive perquisites through the date of employment termination.

The Severance Policy shall not be applicable to any executive who is a party to a separate employment, severance, change of control, or similar agreement with our company. Paulee C. Day, Vice President, General Counsel, and Assistant Secretary, is currently the only executive designated by the Board as a covered executive under the Severance Policy.

Potential Payments Upon Termination or Change of Control

The following tables show the potential payments upon termination or a change of control for each of our named executive officers.

William H. McGill Jr.

Executive Benefits and Payments Upon Separation	Voluntary Termination on 9/30/13	Involuntary Not for Cause Termination on 9/30/13	For Cause Termination on 9/30/13	Involuntary for Good Reason Termination (Change of Control) on 9/30/13	Death on 9/30/13	Disability on 9/30/13
Compensation:						
Bonus	$—	$ —	$—	$ —	$ —	$ —
Equity awards(1)	$—	$ 249,386	$—	$ 249,386	$ 249,386	$249,386
Benefits and Perquisites:						
Cash severance	$—	$2,536,473	$—	$2,536,473	$1,500,000	$845,491
Health and welfare benefits	$—	$ 35,345	$—	$ 35,345	$ 5,890	$ —
Other	$—	$ —	$—	$ —	$ —	$ —

Michael H. McLamb

Executive Benefits and Payments Upon Separation	Voluntary Termination on 9/30/13	Involuntary Not for Cause Termination on 9/30/13	For Cause Termination on 9/30/13	Involuntary for Good Reason Termination (Change of Control) on 9/30/13	Death on 9/30/13	Disability on 9/30/13
Compensation:						
Bonus	$—	$ —	$—	$ —	$ —	$ —
Equity awards(1)	$—	$124,695	$—	$124,695	$124,695	$124,695
Benefits and Perquisites:						
Cash severance	$—	$687,377	$—	$687,377	$550,000	$458,252
Health and welfare benefits	$—	$ —	$—	$ —	$ —	$ —
Other	$—	$ —	$—	$ —	$ —	$ —

Kurt M. Frahn

Executive Benefits and Payments Upon Separation	Voluntary Termination on 9/30/13	Involuntary Not for Cause Termination on 9/30/13	For Cause Termination on 9/30/13	Involuntary for Good Reason Termination (Change of Control) on 9/30/13	Death on 9/30/13	Disability on 9/30/13
Compensation:						
Bonus	$—	$ —	$—	$ —	$—	$—
Equity awards(1)	$—	$ 53,180	$—	$ 53,180	$—	$—
Benefits and Perquisites:						
Cash severance	$—	$282,615	$—	$282,615	$—	$—
Health and welfare benefits	$—	$ 11,780	$—	$ 11,780	$—	$—
Other	$—	$ —	$—	$ —	$—	$—

(1) Amounts represent the dollar amounts that would be recognized for financial statement reporting purposes with respect to the unamortized grant date fair value of stock options and restricted stock units determined in accordance with ASC 718.

The tables above reflect the amount of compensation to Messrs. McGill, McLamb, and Frahn in the event of a hypothetical termination of such executive's employment on September 30, 2013. The amount of compensation payable to each named executive officer upon voluntary termination, involuntary not for cause termination, for cause termination, termination following a change of control, and in the event of disability or death of the executive is shown above. The amounts shown assume that such termination was effective as of September 30, 2013, and thus includes amounts earned through such time and are estimates of the amounts which would be paid out to the executives upon their termination. Amounts related to stock options assume a price of $12.20, which was the closing price of our common stock as quoted on the New York Stock Exchange on September 30, 2013, the last trading day of the fiscal year. For unvested options held by these executive officers with exercise prices that were higher than the closing price of our common stock on September 30, 2013, no value has been attributed to stock options in the tables above. The actual amounts to be paid out can only be determined at the time of such executive's separation from our company.

Limitation of Directors' Liability; Indemnification of Directors, Officers, Employees, and Agents

Our certificate of incorporation provides that no director of our company will be personally liable to us or our stockholders for monetary damages for breach of a fiduciary duty as a director, except to the extent such exemption or limitation of liability is not permitted under the Delaware General Corporation Law. The effect of this provision in the certificate of incorporation is to eliminate the rights of our company and our stockholders, either directly or through stockholders' derivative suits brought on behalf of our company, to recover monetary damages from a director for breach of the fiduciary duty of care as a director except in those instances described under Delaware law.

In addition, we have adopted provisions in our bylaws and entered into indemnification agreements that require us to indemnify our directors, officers, and certain other representatives of our company against expenses and certain other liabilities arising out of their conduct on behalf of our company to the maximum extent and under all circumstances permitted by law. Indemnification may not apply in certain circumstances to actions arising under the federal securities laws.

EQUITY COMPENSATION PLAN INFORMATION

The following table sets forth information with respect to our common stock that may be issued upon the exercise of stock options under our 1998 and 2007 Incentive Compensation Plans and 2011 Stock-Based Compensation Plan and the purchase of shares under our 1998 and 2008 Employee Stock Purchase Plans as of September 30, 2013.

Plan Category	(a) Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants, and Rights	(b) Weighted Average Exercise Price of Outstanding Options, Warrants, and Rights	(c) Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a))
Equity Compensation Plans Approved by Stockholders(1)	2,366,308	$9.85	2,244,344
Equity Compensation Plans Not Approved by Stockholders	—	—	—
Total	2,366,308		2,244,344

(1) Includes 64,670 shares of common stock that are subject to unvested restricted stock awards.

CERTAIN TRANSACTIONS AND RELATIONSHIPS

Policy Relating to Certain Transactions

We have a policy that we will not enter into any material transaction in which a director or officer has a direct or indirect financial interest unless the transaction is determined by our Board of Directors to be fair to us or is approved by a majority of our disinterested directors or by our stockholders, as provided for under Delaware law. Our Board of Directors as a whole or, in certain cases when appropriate, a committee of the Board of Directors consisting solely of independent directors, determines whether a director or officer has a direct or indirect (*i.e.*, any) financial interest in a transaction deemed material based upon the Company's Code of Business Conduct and Ethics and Delaware law. The policy with respect to such transactions is provided in our company's Code of Business Conduct and Ethics.

Business Relationships

Robert S. Kant, was a director of our company from August 1998 to March 2013, and is a principal shareholder of the law firm of Greenberg Traurig, which served as our primary legal counsel during fiscal 2013. We paid legal fees of approximately $203,000 to that firm during fiscal 2013. The dollar value of Mr. Kant's interest in such fees is indeterminable, but we believe is immaterial.

Family Relationships

W. Brett McGill, currently our Vice President of West Operations, is the son of William H. McGill Jr., our Chief Executive Officer. In November 2012, our Board of Directors appointed W. Brett McGill as an executive officer of our company. Accordingly, compensation decisions relating to W. Brett McGill are performed in the same manner as for our other executive officers, as described under "Compensation Discussion and Analysis." Prior to this appointment, compensation decisions relating to W. Brett McGill were performed in the same manner as other employees throughout our company.

COMPENSATION COMMITTEE REPORT

Our Compensation Committee has reviewed and discussed with management the Compensation Discussion and Analysis included in this proxy statement and, based on such review and discussions, the Compensation Committee recommended to our Board of Directors that the Compensation Discussion and Analysis be included in this proxy statement.

January 10, 2014

Respectfully submitted,

Russell J. Knittel, Chairman
Frances L. Allen
Charles R. Oglesby
Joseph A. Watters
Dean S. Woodman

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

During the fiscal year ended September 30, 2013, our Compensation Committee consisted of Russell J. Knittel, Charles R. Oglesby, Joseph A. Watters, and Dean S. Woodman. None of these committee members had any contractual or other relationships with our company during their terms as committee members during such fiscal year.

DIRECTOR COMPENSATION

Employees of our company do not receive compensation for serving as members of our Board of Directors. Directors who are employees of our company are eligible to receive stock-based compensation pursuant to our 2011 Stock-Based Compensation Plan.

Each non-employee director receives a quarterly director's fee of $10,000, which is paid in cash, shares of common stock, or a combination of cash and shares of common stock at the election of the director. The Chairman of the Audit Committee receives an additional annual fee of $25,000, and other members of the committee receive an additional annual fee of $7,500; the Chairman of the Compensation Committee receives an additional annual fee of $17,500, and other members of the committee receive an additional annual fee of $5,000; the Chairman of the Nominating/Corporate Governance Committee receives an additional annual fee of $10,000, and other members of the committee receive an additional annual fee of $3,000; and the Lead Director receives an additional annual fee of $5,000. Under our 2011 Stock-Based Compensation Plan, non-employee directors each receive a grant of options to acquire 5,000 shares of our common stock on the date they are first elected as directors of our company, which vest at a rate of 33% per year beginning on the applicable grant date. Non-employee directors also currently receive grants of options to purchase 10,000 shares of common stock each year, which vest immediately on the applicable grant date. We reimburse our directors for out-of-pocket expenses incurred in attending meetings of the Board of Directors or committees. We also encourage our directors and their spouses, when applicable, to attend, at our cost, special corporate events with our employees, suppliers, and others when possible.

The following table sets forth the compensation paid by us to non-employee directors for the fiscal year ended September 30, 2013. Messrs. McGill and McLamb do not receive any compensation for service on our Board of Directors.

DIRECTOR COMPENSATION

Name	Fees Earned or Paid in Cash(1)	Option Awards(2)	Total
Hilliard M. Eure III	$73,000	$52,596	$125,596
Frances L. Allen(3)	$ 0	$ 0	$ 0
Robert S. Kant(4)	$10,000	$52,596	$ 62,596
Russell J. Knittel	$65,000	$52,596	$117,596
Charles R. Oglesby	$48,000	$52,596	$100,596
Joseph A. Watters	$55,000	$52,596	$107,596
Dean S. Woodman	$55,500	$52,596	$108,096

(1) Messrs. Kant, Knittel, Oglesby, Watters, and Woodman elected to receive $10,000, $42,230, $48,000, $27,473, and $27,732, of their respective annual retainers in shares of our common stock.

(2) The amounts shown in this column reflect the grant date fair value of stock option awards determined in accordance with FASB ASC Topic 718 "Compensation — Stock Compensation," excluding the effects of forfeitures. The assumptions used in determining grant date fair value of our awards are set forth in the notes to our consolidated financial statements, which are included in our Annual Report on Form 10-K filed with the SEC for the fiscal year ended September 30, 2013. We estimated the grant date fair value of each stock option award on the date of grant using the Black-Scholes option pricing model and recognize the compensation expense over the vesting period. See Note 11 to the Consolidated Financial Statements included in our Form 10-K for the year ended September 30, 2013 for a discussion of the relevant assumptions used in determining grant date fair value of our stock option awards pursuant to ASC 718. For further information on these awards, see the Grants of Plan-Based Awards table in the "Executive Compensation" section of this proxy statement. There were no forfeitures of stock options by any directors in fiscal 2013. The grant date fair value of the stock options granted during fiscal 2013 was approximately $315,576.

(3) Ms. Allen was elected to our Board of Directors on November 14, 2013.

(4) Mr. Kant served on the Board of Directors until March 18, 2013.

Our Team Member Discount Policy enables our directors to purchase products and services from us at a discount available to all of our full time employees, subject to the restrictions set forth in the plan. No directors purchased products or services from us during fiscal 2013 in accordance with the plan.

REPORT OF THE AUDIT COMMITTEE

The Board of Directors has appointed an Audit Committee consisting of four directors. All of the members of the committee must be "independent" of our company and management, as independence is defined in applicable rules of the New York Stock Exchange and the Securities and Exchange Commission listing standards.

The purpose of the Audit Committee is to assist the oversight of our Board of Directors in the integrity of the financial statements of our company, our company's compliance with legal and regulatory matters, the independent auditor's qualifications and independence, and the performance of our company's independent auditor and internal audit function. The primary responsibilities of the committee include overseeing our company's accounting and financial reporting process and audits of the financial statements of our company. Management has the primary responsibility for the financial statements and the reporting process, including the systems of internal controls. The independent auditor is responsible for auditing the financial statements and expressing an opinion on the conformity of those audited financial statements with generally accepted accounting principles. Our Board of Directors has amended and restated the charter of the Audit Committee to reflect, among other things, requirements of federal legislation, including the Sarbanes-Oxley Act of 2002, new rules adopted by the Securities and Exchange Commission, and amended rules of the New York Stock Exchange.

In fulfilling its oversight responsibilities, the committee reviewed and discussed the audited financial statements with management and the independent auditor. The committee discussed with the independent auditor the matters required to be discussed by the guidelines of the SEC, the Sarbanes-Oxley Act of 2002, Statement on Auditing Standards No. 61, as amended, and other applicable regulations. This included a discussion of the independent auditor's judgments as to the quality, not just the acceptability, of our company's accounting principles and such other matters as are required to be discussed with the committee under generally accepted auditing standards. In addition, the committee received from the independent auditor written disclosures and the letter required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent accountant's communications with the audit committee concerning independence. The committee also discussed with the independent auditor the independent auditor's independence from management and our company, including the matters covered by the written disclosures and letter provided by the independent auditor.

The committee discussed with our independent auditor the overall scope and plans for its audit. The committee meets with the independent auditor, with and without management present, to discuss the results of the independent auditor's examinations, its evaluations of our company, the internal controls, and the overall quality of the financial reporting. The committee held ten meetings during fiscal 2013.

Based on the reviews and discussions referred to above, the committee recommended to the Board of Directors, and the board approved, that the audited financial statements be included in the Annual Report on Form 10-K for the fiscal year ended September 30, 2013 for filing with the Securities and Exchange Commission.

The report has been furnished by the Audit Committee of our Board of Directors.

January 10, 2014

Hilliard M. Eure III, Chairman
Frances L. Allen
Russell J. Knittel
Dean S. Woodman

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934 requires our directors, officers, and persons who own more than 10% of a registered class of our equity securities to file reports of ownership and changes in ownership with the Securities and Exchange Commission. These regulations require the directors, officers, and greater than 10% stockholders to furnish us with copies of all Section 16(a) forms they file.

Based solely upon our review of the copies of such forms received by us during the fiscal year ended September 30, 2013, and written representations that no other reports were required, we believe that each person who, at any time during such fiscal year was a director, officer, or beneficial owner of more than 10% of our common stock, complied with all Section 16(a) filing requirements during such fiscal year, other than as set forth below. Each of Messrs. Cashman, Eure, Knittel, McGill, W. Brett McGill, McLamb, Watters, Woodman and Ms. Day filed one delinquent Form 4, which included a single transaction which was subsequently filed on November 18, 2013. Mr. Oglesby filed two delinquent Form 4s, one of which reported two transactions and the other a single transaction; both were subsequently filed on November 18, 2013.

SECURITY OWNERSHIP OF PRINCIPAL STOCKHOLDERS, DIRECTORS, AND OFFICERS

The following table sets forth certain information regarding beneficial ownership of our common stock as of the record date for (i) all directors, our Chief Executive Officer, and our other named executive officers listed in the Summary Compensation Table under the section entitled "Executive Compensation," (ii) all directors and the named executive officers as a group, and (iii) each person known by us to beneficially own more than 5% of our outstanding shares of common stock.

Name of Beneficial Owner(1)	Shares Beneficially Owned	
	Number(2)	Percent(2)
Directors and Executive Officers:		
William H. McGill Jr.	589,963(3)	2.4%
Michael H. McLamb	250,989(4)	1.0%
Charles A. Cashman	49,285(5)	*
W. Brett McGill	48,358(6)	*
Kurt M. Frahn	29,120(7)	*
Frances L. Allen	12,074(8)	*
Hilliard M. Eure III	92,500(9)	*
Russell J. Knittel	90,088(10)	*
Charles R. Oglesby	36,056(11)	*
Joseph A. Watters	138,950(12)	*
Dean S. Woodman	166,172(13)	*
All directors and executive officers as a group (11 persons)	1,503,555	6.1%
5% Stockholders:		
T. Rowe Price Associates, Inc.	2,246,960(14)	9.1%
Royce & Associates, LLC	1,874,150(15)	7.6%
Dimensional Fund Advisors LP	1,843,889(16)	7.5%
BlackRock, Inc.	1,825,290(17)	7.4%
Rutabaga Capital Management	1,255,318(18)	5.1%

* Less than 1%.

(1) Unless otherwise indicated, all persons listed can be reached at our company offices at 18167 U.S. Highway 19 North, Suite 300, Clearwater, Florida 33764, and have sole voting and investment power over their shares.

(2) The numbers and percentages shown include shares of common stock issuable to the identified person pursuant to stock options that may be exercised and restricted stock that may vest within 60 days after January 3, 2014. In calculating the percentage of ownership, such shares are deemed to be outstanding for the purpose of computing the percentage of shares of common stock owned by such person, but are not deemed to be outstanding for the purpose of computing the percentage of shares of common stock owned by any other stockholder.

(3) Includes 342,433 shares of common stock issuable upon the exercise of stock options. Amount excludes (i) 20,000 shares of common stock issuable upon vesting of restricted stock units and (ii) 144,167 shares of common stock issuable upon exercise of unvested stock options.

(4) Includes 138,417 shares of common stock issuable upon the exercise of stock options. Amount excludes (i) 10,000 shares of common stock issuable upon vesting of restricted stock units, and (ii) 72,083 shares of common stock issuable upon exercise of unvested stock options.

(5) Includes 45,210 shares of common stock issuable upon the exercise of stock options. Amount excludes (i) 4,000 shares of common stock issuable upon vesting of restricted stock units, and (ii) 43,958 shares of common stock issuable upon exercise of unvested stock options.

(6) Includes 45,542 shares of common stock issuable upon the exercise of stock options. Amount excludes (i) 4,000 shares of common stock issuable upon vesting of restricted stock units, and (ii) 43,958 shares of common stock issuable upon exercise of unvested stock options.

(7) Includes 24,042 shares of common stock issuable upon the exercise of stock options. Amount excludes (i) 3,500 shares of common stock issuable upon vesting of restricted stock units, and (ii) 13,958 shares of common stock issuable upon exercise of unvested stock options. Mr. Frahn resigned effective as of December 10, 2013, however, has agreed to consult with the company for a period of one-year.

(8) Includes 11,666 shares issuable upon the exercise of stock options. Amount excludes 3,334 shares of common stock issuable upon exercise of unvested stock options.

(9) Includes 92,500 shares issuable upon the exercise of stock options.

(10) Includes 70,000 shares issuable upon the exercise of stock options.

(11) Includes 28,333 shares issuable upon the exercise of stock options. Amount excludes 1,667 shares of common stock issuable upon exercise of unvested stock options.

(12) Includes 101,000 shares issuable upon the exercise of stock options.

(13) Includes 125,000 shares issuable upon the exercise of stock options.

(14) Represents 2,246,960 shares of common stock beneficially owned by T. Rowe Price Associates, Inc. in its capacity as investment advisor on behalf of its clients. T. Rowe Price Associates, Inc. has sole voting power over 783,000 of such shares and sole dispositive power over all of such shares. The address of T. Rowe Price Associates is 100 E. Pratt Street, Baltimore, Maryland 21202.

(15) Represents an aggregate of 1,874,150 shares of common stock beneficially owned by Royce & Associates, LLC, in its capacity as investment adviser on behalf of various accounts under its management. The interest of one such account, Royce Opportunity Fund, a registered investment company, amounted to 1,357,850 shares. Royce & Associates, LLC has sole voting and dispositive power over all such shares. The address of Royce & Associates, LLC and Royce Opportunity Fund is 745 Fifth Avenue, New York, New York 10151.

(16) Represents an aggregate of 1,843,889 shares of common stock beneficially owned by Dimensional Fund Advisors LP in its capacity as investment adviser on behalf of its clients. Dimensional Fund Advisors LP has sole voting power over 1,805,943 of such shares and sole dispositive power over all such shares. The address of Dimensional Fund Advisors LP is Palisades West, Building One, 6300 Bee Cave Road, Austin, Texas 78746.

(17) Represents an aggregate of 1,825,290 shares of common stock beneficially owned by BlackRock, Inc., in its capacity as a parent holding company on behalf of certain of its subsidiaries. BlackRock, Inc. has sole voting and dispositive power over all such shares. The address of BlackRock, Inc. is 40 East 52nd Street, New York, New York 10022.

(18) Represents an aggregate of 1,255,318 shares of common stock beneficially owned by Rutabaga Capital Management in its capacity as investment adviser on behalf of its clients. Rutabaga Capital Management has sole voting power over 1,095,493 shares and sole dispositive power over all such shares. The address of Rutabaga Capital Management is 64 Broad Street, 3rd Floor, Boston, Massachusetts 02109.

PROPOSAL TWO
ADVISORY VOTE ON EXECUTIVE COMPENSATION ("SAY-ON-PAY")

Background

The Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, or the Dodd-Frank Act, enables our stockholders to vote to approve, on an advisory (non-binding) basis, the compensation of our named executive officers as disclosed in this proxy statement in accordance with the SEC's rules.

Summary

We are asking our stockholders to provide advisory approval of the compensation of our named executive officers (which consist of our Chief Executive Officer, our Chief Financial Officer, and our other most highly compensated executive officers during our last completed fiscal year), as such compensation is described in the Compensation Discussion and Analysis section, the tabular disclosure regarding such compensation, and the accompanying narrative disclosure set forth in this proxy statement, beginning on page 12. Our executive compensation program is designed to enable us to attract, motivate, and retain highly qualified executives. This program links cash incentive compensation to the achievement of pre-established corporate financial performance objectives and provides long-term stock-based incentive compensation that focuses our executives' efforts on building stockholder value by aligning their interests with those of our stockholders. The following is a summary of some of the key points of our executive compensation program. We urge our stockholders to review the Compensation Discussion and Analysis included in this proxy statement and the executive-related compensation tables for more information.

Base Salaries. We target base salaries at levels that enable us to attract, motivate, and retain highly qualified executives, with base salaries generally set at levels below those of our peer companies taking into account the possibility of the receipt by our executives of performance-based incentive bonuses. From fiscal 2011 to fiscal 2012, for the named executives officers that were reported in either year and employed during both years, base salaries increased, on average, 3%, including base salary increases for officers who assumed additional responsibilities. From fiscal 2012 to fiscal 2013, using the same parameters, base salaries increased, on average, 5%.

We maintain a performance-based cash incentive compensation program. We annually establish a performance-based cash incentive compensation program designed to reward individuals for performance based on certain aspects of our company's financial results as well as the achievement of personal and corporate objectives that contribute to our long-term success in building stockholder value. Our performance-based cash incentive compensation program results in a substantial portion of our executives' potential total cash compensation being at risk.

Our stock-based compensation program is designed to align the interests of our management and the interests of our stockholders. We strongly believe in utilizing our common stock to tie executive rewards directly to our long-term success and increases in stockholder value. Grants of stock-based awards to our executive officers enable those executives to develop and maintain a meaningful ownership position in our common stock. Among other factors, the amount of stock-based awards granted takes into account stock-based awards previously granted to an individual. Grants of stock-based awards are intended to result in limited rewards if the price of our common stock does not appreciate, but may provide substantial rewards to executives as our stockholders in general benefit from stock price appreciation. Grants of stock-based awards also are intended to align compensation with the price performance of our common stock. Historically, our stock-based compensation has been through the grant of stock options and RSUs. Stock based compensation typically vests over a period of years to encourage executive retention and emphasize long-term performance and may also include specific performance metrics to be earned.

Independent Compensation Consultant. From time to time, the Compensation Committee retains and works closely with Compensia, a leading independent executive compensation firm, in the design and implementation of its annual executive compensation program. Compensia provides no other services to our company.

Board Recommendation

Our Board of Directors believes that the information provided above and within the "Executive Compensation" section of this proxy statement demonstrates that our executive compensation program is designed appropriately and is working to ensure that management's interests are aligned with our stockholders' interests to support long-term value creation.

The following resolution is submitted for a stockholder vote at the annual meeting:

RESOLVED, that the stockholders of the Company approve, on an advisory basis, the compensation of the Company's named executive officers, as disclosed in the Compensation Discussion and Analysis, compensation tables, and narrative discussion set forth in this proxy statement.

The say-on-pay vote is advisory, and therefore not binding on our company, our Compensation Committee, or our Board of Directors. Although non-binding, the vote will provide information to our Compensation Committee and our Board of Directors regarding investor sentiment about our executive compensation philosophy, policies, and practices, which our Compensation Committee and our Board of Directors will be able to consider when determining executive compensation for the years to come.

OUR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT STOCKHOLDERS VOTE "FOR" ADOPTION OF THE RESOLUTION APPROVING THE COMPENSATION OF OUR NAMED EXECUTIVE OFFICERS, AS DESCRIBED IN THE COMPENSATION DISCUSSION AND ANALYSIS SECTION AND THE RELATED TABULAR AND NARRATIVE DISCLOSURE SET FORTH IN THIS PROXY STATEMENT.

PROPOSAL THREE
RATIFICATION OF APPOINTMENT OF INDEPENDENT AUDITOR

Our Audit Committee has appointed KPMG LLP ("KPMG"), an independent registered public accounting firm, to audit the consolidated financial statements of our company for the fiscal year ending September 30, 2014, and recommends that stockholders vote in favor of the ratification of such appointment. In the event of a negative vote on such ratification, the Audit Committee will reconsider its selection. We anticipate that representatives of KPMG will be present at the annual meeting of stockholders, will have the opportunity to make a statement if they desire, and will be available to respond to appropriate questions.

On March 27, 2013, we dismissed our independent registered public accounting firm, Ernst & Young LLP ("EY"), effective as of that date. The decision to change independent registered public accounting firms was approved by the Audit Committee, upon completion of a competitive review process.

EY's reports on our consolidated financial statements and the effectiveness of internal control over financial reporting as of and for the fiscal years ended September 30, 2012 and 2011 did not contain an adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles.

During the fiscal years ended September 30, 2012 and 2011, and the subsequent interim period through March 27, 2013, there were (i) no "disagreements" as that term is defined in Item 304(a)(1)(iv) of Regulation S-K, between us and EY on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of EY, would have caused EY to make reference to the subject matter of the disagreement in its reports on the financial statements for such years, and (ii) no "reportable events" as that term is defined in Item 304(a)(1)(v) of Regulation S-K.

We provided EY with a copy of the Form 8-K filed on April 2, 2013. EY furnished us with a letter addressed to the SEC stating that it agreed with the statements made in the Form 8-K. A copy of such letter, dated March 28, 2013 was filed as Exhibit 16.1 to the Form 8-K.

Aggregate fees billed to our company for the fiscal years ended September 30, 2012 and 2013 are as follows:

	2012(2)	2013(3)
Audit Fees	$408,485	$346,170
Audit-Related Fees(1)	$ 1,995	$ 0
Tax Fees	$ 25,000	$ 26,000
All Other Fees	$ 0	$ 0

(1) Amounts consisted of fees billed to our company for our use of EY's online technical research service.

(2) Billed by EY.

(3) Billed by KPMG.

Fees for audit services include fees associated with the annual audit, including the audit of the effectiveness of internal control over financial reporting, the reviews of our quarterly reports and other filings with the SEC. Tax fees included tax compliance and tax planning services.

Audit Committee Pre-Approval Policies and Procedures

The charter of our Audit Committee provides that the duties and responsibilities of our Audit Committee include the pre-approval of all audit, audit-related, tax, and other services permitted by law or applicable SEC regulations (including fee and cost ranges) to be performed by our independent auditor. Any pre-approved services that will involve fees or costs exceeding pre-approved levels will also require specific pre-approval by the Audit Committee. Unless otherwise specified by the Audit Committee in pre-approving a service, the pre-approval will be effective for the 12-month period following pre-approval. The Audit Committee will not approve any non-audit services prohibited by applicable SEC regulations or any services in connection with a transaction initially recommended by the independent auditor, the purpose of which may be tax avoidance and the tax treatment of which may not be supported by the Internal Revenue Code and related regulations.

To the extent deemed appropriate, the Audit Committee may delegate pre-approval authority to the Chairman of the Audit Committee or any one or more other members of the Audit Committee provided that any member of the Audit Committee who has exercised any such delegation must report any such pre-approval decision to the Audit Committee at its next scheduled meeting. The Audit Committee will not delegate to management the pre-approval of services to be performed by the independent auditor.

Our Audit Committee requires that our independent auditor, in conjunction with our Chief Financial Officer, be responsible for seeking pre-approval for providing services to us and that any request for pre-approval must inform the Audit Committee about each service to be provided and must provide detail as to the particular service to be provided.

All of the services provided by KPMG and EY described above under the captions "Audit Fees," "Audit-Related Fees," and "Tax Fees" were approved by our Audit Committee pursuant to our Audit Committee's pre-approval policies.

Ratification by Stockholders of the Appointment of Independent Auditor

Ratification of the appointment of KPMG to audit the consolidated financial statements of our company for the fiscal year ending September 30, 2014 will require the affirmative vote of a majority of the votes cast, assuming that a quorum is present at the meeting.

DEADLINE FOR RECEIPT OF STOCKHOLDER PROPOSALS

Stockholder proposals that are intended to be presented by stockholders at the annual meeting of stockholders for the fiscal year ending September 30, 2014 must be received by us within the time periods described below in order to be included in the proxy statement and form of proxy relating to such meeting. Under our bylaws, stockholders must follow certain procedures to nominate persons for election as a director or to introduce an item of business at an annual meeting of stockholders. In general, to be timely under these procedures, notice of such nomination or business related to our 2015 Annual Meeting of Stockholders must comply with the requirements in our bylaws and must be received by us (a) no earlier than October 29, 2014 and no later than November 28, 2014; or (b) if the annual meeting is more than 30 days before, or more than 70 days after, February 26, 2015, no earlier than 120 days in advance of such annual meeting and no later than the close of business on the later of (i) 90 days in advance of such annual meeting or (ii) the 10th day following the date on which public announcement of the date of such meeting is first made.

Pursuant to Rule 14a-4 under the Exchange Act, we intend to retain discretionary authority to vote proxies with respect to stockholder proposals for which the proponent does not seek inclusion of the proposed matter in our proxy statement for the annual meeting to be held during calendar 2015, except in circumstances where (i) we receive notice of the proposed matter no later than November 26, 2014, and (ii) the proponent complies with the other requirements set forth in Rule 14a-4.

OTHER MATTERS

We know of no other matters to be submitted at the meeting. If any other matters properly come before the meeting, it is the intention of the persons named in the enclosed proxy card to vote the shares they represent as the Board of Directors may recommend.

Dated: January 10, 2014


SEC MAIL PROCESSING
RECEIVED
JAN 14 2014
WASH, D.C.
193
SECTION

Form 10-K

MARINEMAX INC - HZO

Filed: December 06, 2013 (period: September 30, 2013)

Annual report with a comprehensive overview of the company

Table of Contents

EX-23.1 (EX-23.1)

EX-23.2 (EX-23.2)

EX-31.1 (EX-31.1)

EX-31.2 (EX-31.2)

EX-32.1 (EX-32.1)

EX-32.2 (EX-32.2)

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Form 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended September 30, 2013

Commission File Number 1-14173

MarineMax, Inc.
(Exact Name of Registrant as Specified in Its Charter)

Delaware **(State of Incorporation)**	**59-3496957** **(I.R.S. Employer Identification No.)**

18167 U.S. Highway 19 North
Suite 300
Clearwater, Florida 33764
(727) 531-1700
(Address, including zip code, and telephone number, including area code, of principal executive offices)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common Stock, par value $.001 per share	**New York Stock Exchange**

Securities registered pursuant to Section 12(g) of the Act:
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§ 229.450 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☒
Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

The aggregate market value of common stock held by non-affiliates of the registrant (20,381,103 shares) based on the closing price of the registrant's common stock as reported on the New York Stock Exchange on March 31, 2013, which was the last business day of the registrant's most recently completed second fiscal quarter, was $276,979,190. For purposes of this computation, all officers and directors of the registrant are deemed to be affiliates. Such determination should not be deemed to be an admission that such officers and directors are, in fact, affiliates of the registrant.

As of December 3, 2013, there were outstanding 24,558,779 shares of the registrant's common stock, par value $.001 per share.

Documents Incorporated by Reference

Portions of the registrant's definitive proxy statement for the 2014 Annual Meeting of Stockholders are incorporated by reference into Part III of this report.

MARINEMAX, INC.

ANNUAL REPORT ON FORM 10-K
Fiscal Year Ended September 30, 2013

TABLE OF CONTENTS

Statement Regarding Forward-Looking Information

The statements contained in this report on Form 10-K that are not purely historical are forward-looking statements within the meaning of applicable securities laws. Forward-looking statements include statements regarding our "expectations," "anticipations," "intentions," "beliefs," or "strategies" regarding the future. Forward-looking statements also include statements regarding revenue, margins, expenses, and earnings for fiscal 2014 and thereafter; our belief that our practices enhance our ability to attract more customers, foster an overall enjoyable boating experience, and offer boat manufacturers stable and professional retail distribution and a broad geographic presence; our assessment of our competitive advantages, including our no hassle sales approach, prime retail locations, premium product offerings, extensive facilities, strong management and team members, and emphasis on customer service and satisfaction before and after a boat sale; our belief that our core values of customer service and satisfaction and our strategies will enable us to achieve success and long-term growth when economic conditions improve; and our belief that our retailing strategies are aligned with the desires of consumers. All forward-looking statements included in this report are based on information available to us as of the filing date of this report, and we assume no obligation to update any such forward-looking statements. Our actual results could differ materially from the forward-looking statements. Among the factors that could cause actual results to differ materially are the factors discussed under Item 1A, "Risk Factors."

PART I

Item 1. *Business*

Introduction

Our Company

We are the largest recreational boat dealer in the United States. Through 54 retail locations in Alabama, Arizona, California, Connecticut, Florida, Georgia, Maryland, Massachusetts, Minnesota, Missouri, New Jersey, New York, North Carolina, Ohio, Oklahoma, Rhode Island, Tennessee, and Texas, we sell new and used recreational boats, including pleasure and fishing boats, with a focus on premium brands in each segment. We also sell related marine products, including engines, trailers, parts, and accessories. In addition, we provide repair, maintenance, and slip and storage services; we arrange related boat financing, insurance, and extended service contracts; we offer boat and yacht brokerage services; and we operate a yacht charter business.

We are the nation's largest retailer of Sea Ray, Boston Whaler, Bayliner, and Meridian recreational boats and yachts, all of which are manufactured by Brunswick Corporation, or Brunswick. Sales of new Brunswick boats accounted for approximately 38% of our revenue in fiscal 2013. Brunswick is the world's largest manufacturer of marine products and marine engines. We believe our sales represented approximately 7% of all Brunswick marine sales, including approximately 49% of its Sea Ray boat sales, during our fiscal 2013. We are parties to dealer agreements with Brunswick covering Sea Ray products and are the exclusive dealer of Sea Ray boats in almost all of our geographic markets. We also are the exclusive dealer for Boston Whaler and Bayliner in many of our geographic markets and the exclusive dealer for Meridian Yachts in most of our geographic markets. We also are the exclusive dealer for Italy-based Azimut-Benetti Group, or Azimut, for Azimut mega-yachts, yachts, and other recreational boats for the United States. Sales of new Azimut boats accounted for approximately 13% of our revenue in fiscal 2013. In addition, we are the exclusive dealer for Hatteras Yachts throughout the state of Florida (excluding the Florida panhandle) and the states of New Jersey, New York, and Texas, and the exclusive dealer for Cabo Yachts throughout the states of Florida, New Jersey, and New York, both of which are manufactured by Versa Capital Management, LLC. Additionally, we are the exclusive dealer for certain other premium brands that serve certain industry segments in our markets as shown by the table on page four.

We commenced operations as a result of the March 1, 1998 acquisition of five previously independent recreational boat dealers. Since that time, we have acquired 23 additional previously independent recreational boat dealers, two boat brokerage operations, and two full-service yacht repair operations. We attempt to capitalize on the experience and success of the acquired companies in order to establish a high national standard of customer service and responsiveness in the highly fragmented retail boating industry. As a result of our emphasis on premium brand boats, our average selling price for a new boat in fiscal 2013 was approximately $148,000, an increase of approximately 15% from approximately $129,000 in fiscal 2012, compared with the industry average selling price for calendar 2012 of approximately $37,000 based on industry data published by the National Marine Manufacturers Association. Our stores, which operated at least 12 months, averaged approximately $12.8 million in annual sales in fiscal 2013. We consider a store to be one or more retail locations that are adjacent or operate as one entity. Our same-store sales increased 8% in fiscal 2011, increased 11% in fiscal 2012, and also increased 11% in fiscal 2013.

We attempt to adopt the best practices developed by us and our acquired companies as appropriate to enhance our ability to attract more customers, foster an overall enjoyable boating experience, and offer boat manufacturers stable and professional retail distribution and a broad geographic presence. We believe that our full range of services, no hassle sales approach, prime retail locations, premium product offerings, extensive facilities, strong management and team members, and emphasis on customer service and satisfaction before and after a boat sale are competitive advantages that enable us to be more responsive to the needs of existing and prospective customers.

The U.S. recreational boating industry generated approximately $35.6 billion in retail sales in calendar 2012, which is down from the peak of $39.5 billion in calendar 2006. The retail sales include sales of new and used boats; marine products, such as engines, trailers, equipment, and accessories; and related expenditures, such as fuel, insurance, docking, storage, and repairs. Retail sales of new and used boats, engines, trailers, and accessories accounted for approximately $26.3 billion of these sales in 2012 based on industry data from the National Marine Manufacturers Association. The highly fragmented retail boating industry generally consists of small dealers that operate in a single market and provide varying degrees of merchandising, professional management, and customer service. We believe that many small dealers are finding it increasingly difficult to make the managerial and capital commitments necessary to achieve higher customer service levels and upgrade systems and facilities as required by boat manufacturers and demanded by customers. We also believe that many dealers lack an exit strategy for their owners. We believe these factors contribute to our opportunity to gain competitive advantage in current and future markets, through market expansions and acquisitions.

Strategy

Our goal is to enhance our position as the nation's leading recreational boat dealer. Key elements of our operating and growth strategy include the following:

- emphasizing customer satisfaction and loyalty by creating an overall enjoyable boating experience, beginning with a hassle-free purchase process, customer training, superior customer service, company-led events called Getaways!, and premier facilities;
- achieving efficiencies and synergies among our operations to enhance internal growth and profitability;
- promoting national brand name recognition and the MarineMax connection;
- offering additional marine products and services, including those with higher profit margins;
- expanding our Internet marketing;
- pursuing strategic acquisitions to capitalize upon the consolidation opportunities in the highly fragmented recreational boat dealer industry by acquiring additional dealers and related operations and improving their performance and profitability through the implementation of our operating strategies;
- opening additional retail facilities, including off-site retail displays such as mall stores, in our existing and new territories;
- emphasizing employee recruitment and retention through training, motivation, and development;
- emphasizing the best practices developed by us and our acquired dealers as appropriate throughout our dealerships;
- operating with a decentralized approach to the operational management of our dealerships; and
- utilizing common platform information technology throughout operations, which facilitates the interchange of information sharing and enhances cross-selling opportunities throughout our company.

Development of the Company; Expansion of Business

MarineMax was founded in January 1998. MarineMax itself, however, conducted no operations until the acquisition of five independent recreational boat dealers on March 1, 1998, and we completed our initial public offering in June 1998. Since the initial acquisitions in March 1998, we have acquired 23 additional recreational boat dealers, two boat brokerage operations, and two full-service yacht repair operations. Acquired dealers operate under the MarineMax name.

We continually attempt to enhance our business by providing a full range of services, offering extensive and high-quality product lines, maintaining prime retail locations, pursuing the MarineMax One Price hassle-free sales approach, and emphasizing a high level of customer service and satisfaction.

We also evaluate opportunities to expand our operations by acquiring recreational boat dealers to expand our geographic scope, expanding our product lines, opening new retail locations within our existing territories, and offering new products and services for our customers.

Acquisitions of additional recreational boat dealers represent an important strategy in our goal to enhance our position as the nation's largest retailer of recreational boats. The following table sets forth information regarding the businesses that we have acquired and their geographic regions.

Acquired Companies	Acquisition Date	Geographic Region
Bassett Boat Company of Florida	March 1998	Southeast Florida
Louis DelHomme Marine	March 1998	Dallas and Houston, Texas
Gulfwind USA, Inc.	March 1998	West Central Florida
Gulfwind South, Inc.	March 1998	Southwest Florida
Harrison's Boat Center, Inc. and Harrison's Marine Centers of Arizona, Inc. (1)	March 1998	Northern California and Arizona
Stovall Marine, Inc.	April 1998	Georgia
Cochran's Marine, Inc. and C & N Marine Corporation	July 1998	Minnesota
Sea Ray of North Carolina, Inc.	July 1998	North and South Carolina
Brevard Boat Company	September 1998	East Central Florida
Sea Ray of Las Vegas (2)	September 1998	Nevada
Treasure Cove Marina, Inc.	September 1998	Northern Ohio
Woods & Oviatt, Inc.	October 1998	Southeast Florida
Boating World	February 1999	Dallas, Texas
Merit Marine, Inc.	March 1999	Southern New Jersey
Suburban Boatworks, Inc.	April 1999	Central New Jersey
Hansen Marine, Inc.	August 1999	Northeast Florida
Duce Marine, Inc. (2)	December 1999	Utah
Clark's Landing, Inc. (selected New Jersey locations and operations)	April 2000	Northern New Jersey
Associated Marine Technologies, Inc.	January 2001	Southeast Florida
Gulfwind Marine Partners, Inc.	April 2002	West Florida
Seaside Marine, Inc.	July 2002	Southern California
Sundance Marine, Inc. (3)	June 2003	Colorado
Killinger Marine Center, Inc. and Killinger Marine Center of Alabama, Inc.	September 2003	Northwest Florida and Alabama
Emarine International, Inc. and Steven Myers, Inc.	October 2003	Southeast Florida
Imperial Marine	June 2004	Baltimore, Maryland
Port Jacksonville Marine	June 2004	Northeast Florida
Port Arrowhead Marina, Inc.	January 2006	Missouri, Oklahoma
Great American Marina (4)	February 2006	West Florida
Surfside — 3 Marina, Inc.	March 2006	Connecticut, Maryland, New York and Rhode Island
Treasure Island Marina, LLC	February 2011	Florida Panhandle
Bassett Marine, LLC	September 2012	Connecticut, Rhode Island, Western Massachusetts
Parker Boat Company	March 2013	Central Florida

(1) We subsequently closed the Northern California operations of Harrison Boat Center, Inc.

(2) We subsequently closed the operations of Sea Ray of Las Vegas and Duce Marine, Inc.

(3) We subsequently sold the operations of Sundance Marine, Inc.

(4) Joint Venture

Apart from acquisitions, we have opened 30 new retail locations in existing territories, excluding those opened on a temporary basis for a specific purpose. We also monitor the performance of our retail locations and close retail locations that do not meet our expectations. Based on these factors and the recent depressed economic conditions, we have closed 57 retail locations since March 1998, excluding those opened on a temporary basis for a specific purpose, including 26 in fiscal 2009 and a total of 10 during the last three fiscal years.

As a part of our acquisition strategy, we frequently engage in discussions with various recreational boat dealers regarding their potential acquisition by us. In connection with these discussions, we and each potential acquisition candidate exchange confidential operational and financial information; conduct due diligence inquiries; and consider the structure, terms, and conditions of the potential acquisition. In certain cases, the prospective acquisition candidate agrees not to discuss a potential acquisition with any other party for a specific period of time, grants us an option to purchase the prospective dealer for a designated price during a specific time period, and agrees to take other actions designed to enhance the possibility of the acquisition, such as preparing audited financial information and converting its accounting system to the system specified by us. Potential acquisition discussions frequently take place over a long period of time and involve difficult business integration and other issues, including in some cases, management succession and related matters. As a result of these and other factors, a number of potential acquisitions that from time to time appear likely to occur do not result in binding legal agreements and are not consummated.

In addition to acquiring recreational boat dealers and opening new retail locations, we also add new product lines to expand our operations. The following table sets forth certain of our current product lines that we have added to our existing locations during the years indicated.

Product Line	Fiscal Year	Geographic Regions
Boston Whaler	1998	West Central Florida, Stuart, Florida, Dallas, Texas
Hatteras Yachts	1999	Florida (excluding the Florida panhandle)
Boston Whaler	2000	North Palm Beach, Florida
Meridian Yachts	2002	Florida, Georgia, North and South Carolina, New Jersey, Ohio, Minnesota, Texas, and Delaware
Grady White	2002	Houston, Texas
Hatteras Yachts	2002	Texas
Boston Whaler	2004	North and South Carolina
Princecraft	2004	Minnesota
Boston Whaler	2005	Houston
Meridian Yachts	2005	Chattanooga, Tennessee
Azimut	2006	Northeast United States from Maryland to Maine
Cabo	2006	West coast of Florida
Cabo	2007	East coast of Florida
Azimut	2008	Florida
Cabo	2008	New Jersey and New York
Hatteras Yachts	2008	New Jersey and New York
Meridian Yachts	2008	Arizona and Colorado
Meridian Yachts	2009	Maryland and Delaware
Boston Whaler	2009	Southwest Florida
Harris FloteBote	2010	Arizona, Missouri, Minnesota, New Jersey, and Tennessee
Malibu	2010	Arizona
Axis	2010	Arizona
Nautique by Correct Craft	2010	West Central Florida, Georgia, Minnesota, Missouri, and Tennessee
Bayliner	2010	New York
Meridian Yachts	2010	California
Harris FloteBote	2011	West Central Florida
Bayliner	2011	West Central Florida, Colorado, Connecticut, Minnesota, New Jersey, Tennessee, and Texas
Azimut	2012	United States other than where previously held
Boston Whaler	2012	Pompano, Florida
Harris FloteBote	2012	Alabama, North and Southwest Florida, Wrightsville, North Carolina, and Texas

Bayliner	2012	Southwest Florida
Scout	2012	Southeast Florida, Maryland, and New Jersey
Sailfish	2013	Connecticut, Brevard and Jacksonville, Florida, the Florida panhandle, West Central Florida, New Jersey, New York, North Carolina, Ohio, Rhode Island, and Texas
Scarab Jet Boats	2013	All geographic regions in which we operate

We add brands with the intent to either offer a migration path for our existing customer base or fill a gap in our product offerings. As a result, we believe that new brands we offer are complementary and do not cannibalize the business generated from our other prominent brands. We also discontinue offering product lines from time to time, primarily based upon customer preferences.

During the nine-year period from the commencement of our operations through our fiscal year ended September 30, 2007, our revenue increased from $291 million to $1.2 billion. Our revenue and net income increased in seven of those nine years over the prior year revenue and net income. This period was marked by an increase in retail locations from 41 on September 30, 1998 to 88 on September 30, 2007, resulting from acquisitions and opening new stores in existing territories.

Our growth was interrupted during the fiscal year ended September 30, 2007, primarily as a result of factors related to the deteriorating housing market and general economic conditions. The substantially deteriorating economic and financial conditions, reduced consumer confidence and spending, increased fuel prices, reduction of credit availability, financial market declines, and asset value deterioration all contributed to substantially lower financial performance in the fiscal years ended September 30, 2008 and 2009, including significant net losses, followed by pre-tax losses in the fiscal years ended September 30, 2010 and 2011. We returned to profitability in fiscal 2012.

We have taken a number of actions to address the prolonged weak market and economic conditions, including reducing our acquisition program, slowing our new store openings, reducing our inventory purchases, engaging in inventory reduction efforts, closing a number of our retail locations, significantly reducing our headcount, and modifying and replacing our credit facility. Acquisitions and new store openings remain important strategies to our company, and we plan to accelerate our growth through these strategies as economic conditions permit. However, we cannot predict the length or severity of the continuing economic weakness, both generally and within our industry, or the magnitude of the effects it will have on our operating performance nor can we predict the effectiveness of the measures we have taken to address this environment.

Despite the foregoing actions, we are striving to maintain our core values of high customer service and satisfaction and plan to continue to pursue strategies that we believe will enable us to achieve long-term success and growth when economic conditions improve. As noted in the earlier table, we have capitalized on a number of brand expansion opportunities in the markets in which we operate. We believe our expanded product offerings have strengthened our same-store sales growth. As economic conditions permit, we plan to further expand our business through both acquisitions in new territories and new store openings in existing territories. In addition, we plan to continue to expand our other traditional and newly offered services, including conducting used boat sales at our retail locations, at offsite locations, and on the Internet; selling related marine products, including engines, trailers, parts, and accessories at our retail locations and at various offsite locations, through our print catalog, and through the Internet; providing maintenance, repair, and storage services at most of our retail locations; offering our customers the ability to finance new or used boats; offering extended service contracts; arranging insurance coverage, including boat property, credit-life, accident, disability, and casualty coverage; offering boat and yacht brokerage services at most of our retail locations and at various offsite locations; and conducting our yacht charter business. Our expansion plans will depend, in large part, upon the return of normal economic conditions.

We maintain our executive offices at 18167 U.S. Highway 19 North, Suite 300, Clearwater, Florida 33764, and our telephone number is (727) 531-1700. We were incorporated in the state of Delaware in January 1998. Unless the context otherwise requires, all references to "MarineMax" mean MarineMax, Inc. prior to its acquisition of five previously independent recreational boat dealers in March 1998 (including their related real estate companies) and all references to the "Company," "our company," "we," "us," and "our" mean, as a combined company, MarineMax, Inc. and the 23 recreational boat dealers, two boat brokerage operations, and two full-service yacht repair operations acquired to date (the "acquired dealers," and together with the brokerage and repair operations, "operating subsidiaries," or the "acquired companies").

Our website is located at *www.MarineMax.com*. Through our website, we make available free of charge our annual report on Form 10-K, our quarterly reports on Form 10-Q, our current reports on Form 8-K, our proxy statements, and any amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934. These reports are available as soon as reasonably practicable after we electronically file those reports with the Securities and Exchange Commission, or SEC. We also post on our website the charters of our Audit, Compensation, and Nominating/Corporate Governance Committees; our Corporate Governance Guidelines, Code of Business Conduct and Ethics, and Code of Ethics for the CEO and Senior Financial Officers, and any amendments or waivers thereto; and any other corporate governance materials contemplated by the SEC or the regulations of the New York Stock Exchange, or NYSE. These documents are also available in print to any stockholder requesting a copy from our corporate secretary at our principal executive offices. Because our common stock is listed on the NYSE, our Chief Executive Officer is required to make an annual certification to the NYSE stating that he is not aware of any violation by us of the corporate governance listing standards of the NYSE. Our Chief Executive Officer made his annual certification to that effect to the NYSE on March 4, 2013.

Business

General

We are the largest recreational boat dealer in the United States. Through 54 retail locations in Alabama, Arizona, California, Connecticut, Florida, Georgia, Maryland, Massachusetts, Minnesota, Missouri, New Jersey, New York, North Carolina, Ohio, Oklahoma, Rhode Island, Tennessee, and Texas, we sell new and used recreational boats, including pleasure boats (such as sport boats, sport cruisers, sport yachts, and yachts), and fishing boats, with a focus on premium brands in each segment.

We are the nation's largest retailer of Sea Ray, Boston Whaler, Bayliner, and Meridian recreational boats and yachts, all of which are manufactured by Brunswick Corporation, or Brunswick. Sales of new Brunswick boats accounted for approximately 38% of our revenue in fiscal 2013. Brunswick is the world's largest manufacturer of marine products and marine engines. We believe our sales represented approximately 7% of all Brunswick marine sales, including approximately 49% of its Sea Ray boat sales, during our fiscal 2013. We are parties to dealer agreements with Brunswick covering Sea Ray products and are the exclusive dealer of Sea Ray boats in almost all of our geographic markets. We also are the exclusive dealer for Boston Whaler and Bayliner in many of our geographic markets and the exclusive dealer for Meridian Yachts in most of our geographic markets. We also are the exclusive dealer for Italy-based Azimut-Benetti Group, or Azimut, for Azimut mega-yachts, yachts, and other recreational boats for the United States. Sales of new Azimut boats accounted for approximately 13% of our revenue in fiscal 2013. In addition, we are the exclusive dealer for Hatteras Yachts throughout the state of Florida (excluding the Florida panhandle) and the states of New Jersey, New York, and Texas, and the exclusive dealer for Cabo Yachts throughout the states of Florida, New Jersey, and New York, both of which are manufactured by Versa Capital Management, LLC. Additionally, we are the exclusive dealer for certain other premium brands that serve certain industry segments in our markets as shown by the table on page four.

We also are involved in other boating-related activities. We sell used boats at our retail locations, online, and at various third-party marinas and other offsite locations; we sell marine engines and propellers, primarily to our retail customers as replacements for their existing engines and propellers; we sell a broad variety of parts and accessories at our retail locations and at various offsite locations, through our print catalog, and through the Internet; we offer maintenance, repair, and slip and storage services at most of our retail locations; we offer finance and insurance, or F&I, products at our retail locations and at various offsite locations and to our customers and independent boat dealers and brokers; we offer boat and yacht brokerage services at most of our retail locations and at various offsite locations; and we conduct a yacht charter business in which we offer customers the opportunity to charter third-party owned power and sailing yachts in exotic locations.

U.S. Recreational Boating Industry

The total U.S. recreational boating industry generated approximately $35.6 billion in retail sales in calendar 2012, which is down from the peak of $39.5 billion in calendar 2006. The retail sales include retail sales of new and used recreational boats; marine products, such as engines, trailers, parts, and accessories; and related boating expenditures, such as fuel, insurance, docking, storage, and repairs. Retail sales of new and used boats, engines, trailers, and accessories accounted for approximately $26.3 billion of such sales in 2012. Annual retail recreational boating sales were $17.9 billion in 1988, but declined to a low of $10.3 billion in 1992 based on industry data published by the National Marine Manufacturers Association. We believe this decline was attributable to several factors, including a recession, the Gulf War, and the imposition throughout 1991 and 1992 of a luxury tax on boats sold at prices in excess of $100,000. The luxury tax was repealed in 1993, and retail boating sales increased each year thereafter except for 1998, 2003, and 2007 through 2010.

The recreational boat retail market remains highly fragmented with little consolidation having occurred to date and consists of numerous boat retailers, most of which are small companies owned by individuals that operate in a single market and provide varying degrees of merchandising, professional management, and customer service. We believe that many boat retailers are encountering increased pressure from boat manufacturers to improve their levels of service and systems, increased competition from larger national retailers in certain product lines, and, in certain cases, business succession issues.

Strategy

Our goal is to enhance our position as the nation's leading recreational boat dealer. Key elements of our operating and growth strategy include the following.

Emphasizing Customer Satisfaction and Loyalty. We seek to achieve a high level of customer satisfaction and establish long-term customer loyalty by creating an overall enjoyable boating experience beginning with a hassle-free purchase process. We further enhance and simplify the purchase process by helping to arrange financing and insurance at our retail locations with competitive terms and streamlined turnaround. We offer the customer a thorough in-water orientation of boat operations where available, as well as ongoing boat safety, maintenance, and use seminars and demonstrations for the customer's entire family. We also continue our customer service after the sale by leading and sponsoring MarineMax Getaways! group boating trips to various destinations, rendezvous gatherings, and on-the-water organized events to provide our customers with pre-arranged opportunities to enjoy the pleasures of the boating lifestyle. We also endeavor to provide superior maintenance and repair services, often through mobile service at the customer's wet slip and with extended service department hours and emergency service availability, that minimize the hassles of boat maintenance.

Achieving Operating Efficiencies and Synergies. We strive to increase the operating efficiencies of and achieve certain synergies among our dealerships in order to enhance internal growth and profitability. We centralize various aspects of certain administrative functions at the corporate level, such as accounting, finance, insurance coverage, employee benefits, marketing, strategic planning, legal support, purchasing and distribution, and management information systems. Centralization of these functions reduces duplicative expenses and permits the dealerships to benefit from a level of scale and expertise that would otherwise be unavailable to each dealership individually. We also seek to realize cost savings from reduced inventory carrying costs as a result of purchasing boat inventories on a national level and directing boats to dealership locations that can more readily sell such boats; lower financing costs through our credit sources; and volume purchase discounts and rebates for certain marine products, supplies, and advertising. The ability of our retail locations to offer the complementary services of our other retail locations, such as offering customer excursion opportunities, providing maintenance and repair services at the customer's boat location, and giving access to broader inventory selections, increases the competitiveness of each retail location. By centralizing these types of activities, our store managers have more time to focus on the customer and the development of their teams.

Promoting Brand Name Recognition and the MarineMax Connection. We are promoting our brand name recognition to take advantage of our status as the nation's only coast-to-coast marine retailer. This strategy also recognizes that many existing and potential customers who reside in Northern markets and vacation for substantial periods in Southern markets will prefer to purchase and service their boats from the same well-known company. We refer to this strategy as the "MarineMax Connection." As a result, our signage emphasizes the MarineMax name at each of our locations, and we conduct national advertising in various print and other media.

Offering Additional Products and Services, Including Those Involving Higher Profit Margins. We plan to continue to offer additional product lines and services throughout our dealerships and, when appropriate, online and various offsite locations. We are offering throughout our dealerships product lines that previously have been offered only at certain of our locations. We also obtain additional product lines through the acquisition of distribution rights directly from manufacturers and the acquisition of dealerships with distribution rights. In either situation, such expansion is typically done through agreements that appoint us as the exclusive dealer for a designated geographic territory. We plan to continue to grow our financing and insurance, parts and accessories, service, and boat storage businesses to better serve our customers and thereby increase revenue and improve profitability of these higher margin businesses. We also have implemented programs to increase the sale over the Internet of used boats and a wide range of boating parts, accessories, supplies, and products. In addition, we have established a yacht charter business and are conducting programs to sell used boats, offer F&I products, and sell boating parts and accessories at various offsite locations.

Marketing over the Internet. Our web initiatives span across multiple websites, including our core site, *www.MarineMax.com* . The websites provide customers with the ability to learn more about our company and our products. Our website generates direct sales and provides our stores with leads to potential customers for new and used boats, brokerage services, finance and insurance products, and repair and maintenance services. In addition, we utilize various feeder websites and social networking websites to drive additional traffic and leads for our various product and service offerings. As mentioned above, we also maintain multiple online storefronts for customers to purchase used boats and a wide variety of boating parts and accessories.

Pursuing Strategic Acquisitions. We capitalize upon the significant consolidation opportunities available in the highly fragmented recreational boat dealer industry by acquiring independent dealers and improving their performance and profitability through the implementation of our operating strategies. The primary acquisition focus is on well-established, high-end recreational boat dealers in geographic markets not currently served by us, particularly geographic markets with strong boating demographics, such as areas within the coastal states and the Great Lakes region. We also may seek to acquire boat dealers that, while located in attractive geographic markets, have not been able to realize favorable market share or profitability and that can benefit substantially from our systems and operating strategies. We may expand our range of product lines, service offerings, and market penetration by acquiring companies that distribute recreational boat product lines or boating-related services different from those we currently offer. As a result of our considerable industry experience and relationships, we believe we are well positioned to identify and evaluate acquisition candidates and assess their growth prospects, the quality of their management teams, their local reputation with customers, and the suitability of their locations. We believe we are regarded as an attractive acquirer by boat dealers because of: (1) the historical performance and the experience and reputation of our management team within the industry; (2) our decentralized operating strategy, which generally enables the managers of an acquired dealer to continue their involvement in dealership operations; (3) the ability of management and employees of an acquired dealer to participate in our growth and expansion through potential stock ownership and career advancement opportunities; and (4) the ability to offer liquidity to the owners of acquired dealers through the receipt of common stock or cash. We have entered into an agreement regarding acquisitions with the Sea Ray Division of Brunswick. Under the agreement, acquisitions of Sea Ray dealers will be mutually agreed upon by us and Sea Ray with reasonable efforts to be made to include a balance of Sea Ray dealers that have been successful and those that have not been. The agreement provides that Sea Ray will not unreasonably withhold its consent to any proposed acquisition of a Sea Ray dealer by us, subject to the conditions set forth in the agreement, as further described in "Business — Brunswick Agreement Relating to Acquisitions."

Opening New Facilities. We intend to continue to establish additional retail facilities in our existing and new markets when markets conditions improve. We believe that the demographics of our existing geographic territories support the opening of additional facilities, and we have opened 30 new retail facilities, excluding those opened on a temporary basis for a specific purpose, since our formation in January 1998. We also plan to reach new customers through various innovative retail formats developed by us, such as mall stores and floating retail facilities. We continually monitor the performance of our retail locations and close retail locations that do not meet our expectations or that were opened for a specific purpose that is no longer relevant. Based on these factors since March 1998, we have closed 57 retail locations, excluding those opened on a temporary basis for a specific purpose, including 26 in fiscal 2009.

Emphasizing Employee Recruitment and Retention Through Training, Motivation, and Development. We devote substantial efforts to recruit employees that we believe to be exceptionally well qualified for their position and to train our employees to understand our core retail philosophies, which focus on making the purchase of a boat and its subsequent use as hassle-free and enjoyable as possible. Through our MarineMax University, or MMU, we teach our retail philosophies to existing and new employees at various locations and online, through MMU-online. MMU is a modularized and instructor-led educational program that focuses on our retailing philosophies and provides instruction on such matters as the sales process, customer service, F&I, accounting, leadership, and human resources.

Emphasizing Best Practices. We emphasize the best practices developed by us and our acquired dealers as appropriate throughout our locations. As an example, we have implemented a no-haggle sales approach at each of our dealerships. Under the MarineMax One Price hassle-free sales approach, we sell our boats at prices generally representing a discount from the manufacturer's suggested retail price, thereby eliminating the anxieties of price negotiations that occur in most boat purchases. In addition, we adopt, the best practices developed by us and our acquired dealers as applicable, considering location, design, layout, product purchases, maintenance and repair services (including extended service hours and mobile or dockside services), product mix, employee training, and customer education and services.

Operating with Decentralized Management. We maintain a generally decentralized approach to the operational management of our dealerships. The decentralized management approach takes advantage of the extensive experience of local managers, enabling them to implement policies and make decisions, including the appropriate product mix, based on the needs of the local market. Local management authority also fosters responsive customer service and promotes long-term community and customer relationships. In addition, the centralization of certain administrative functions at the corporate level enhances the ability of local managers to focus their efforts on day-to-day dealership operations and the customers.

Utilizing Technology Throughout Operations. We believe that our management information system, which currently is being utilized by each of our dealerships and was developed over a number of years through cooperative efforts with a common vendor, enhances our ability to integrate successfully the operations of our dealerships and future acquired dealers. The system facilitates the interchange of information and enhances cross-selling opportunities throughout our company. The system integrates each level of operations on a company-wide basis, including purchasing, inventory, receivables, financial reporting, budgeting, and sales management. The system also provides sales representatives with prospect and customer information that aids them in tracking the status of their contacts with prospects, automatically generates follow-up correspondence to such prospects, facilitates the availability of boats company-wide, locates boats needed to satisfy particular customer requests, and monitors the maintenance and service needs of customers' boats. Our representatives also utilize the computer system to assist in arranging customer financing and insurance packages. Our managers use a web-based tool to access essentially all financial and operational data from anywhere at any time.

Products and Services

We offer new and used recreational boats and related marine products, including engines, trailers, parts, and accessories. While we sell a broad range of new and used boats, we focus on premium brand products. In addition, we assist in arranging related boat financing, insurance, and extended service contracts; provide boat maintenance and repair services; offer slip and storage accommodations; provide boat and yacht brokerage services; and conduct a yacht charter business.

New Boat Sales

We primarily sell recreational boats, including pleasure boats and fishing boats. A number of the products we offer are manufactured by Brunswick, the leading worldwide manufacturer of recreational boats, including Sea Ray pleasure boats, Boston Whaler fishing boats, and Meridian Yachts. In fiscal 2013, we derived approximately 38% of our revenue from the sale of new boats manufactured by Brunswick. We believe that we represented approximately 7% of all of Brunswick's marine product sales during that period. Certain of our dealerships also sell luxury yachts, fishing boats, and pontoon boats provided by other manufacturers, including Italy-based Azimut. In fiscal 2013, we derived approximately 13% of our revenue from the sale of new boats manufactured by Azimut. During fiscal 2013, new boat sales accounted for 61.9% of our revenue.

We offer recreational boats in most market segments, but have a particular focus on premium quality pleasure boats and yachts as reflected by our fiscal 2013 average new boat sales price of approximately $148,000, an increase of approximately 15% from approximately $129,000 in fiscal 2012, compared with an estimated industry average selling price for calendar 2012 of approximately $37,000 based on industry data published by the National Marine Manufacturers Association. Given our locations in some of the more affluent, offshore boating areas in the United States and emphasis on high levels of customer service, we sell a relatively higher percentage of large recreational boats, such as mega-yachts, yachts, and sport cruisers. We believe that the product lines we offer are among the highest quality within their respective market segments, with well-established trade-name recognition and reputations for quality, performance, and styling.

The following table is illustrative of the range and approximate manufacturer suggested retail price range of new boats that we currently offer, but is not all inclusive.

Product Line and Trade Name	Overall Length	Manufacturer Suggested Retail Price Range
Motor Yachts		
Azimut	40' to 116'+	$600,000 to $12,000,000+
Hatteras Motor Yachts	54' to 100'+	3,000,000 to 10,000,000+
Convertibles		
Hatteras Convertibles	54' to 77'+	2,300,000 to 7,000,000+
Cabo	36' to 52'	700,000 to 2,000,000+
Pleasure Boats		
Sea Ray	19' to 65'	25,000 to 3,000,000
Meridian	34' to 54'	400,000 to 1,800,000
Bayliner	16' to 26'	13,000 to 150,000
Harris FloteBote	16' to 28'	15,000 to 100,000
Fishing Boats		
Boston Whaler	11' to 37'	8,000 to 500,000
Grady White	18' to 36'	40,000 to 500,000
Scout	17' to 35'	25,000 to 450,000
Sailfish	19' to 32'	37,000 to 209,000
Ski Boats		
Malibu	20' to 25'	80,000 to 140,000
Axis	20' to 22'	60,000 to 90,000
Nautique by Correct Craft	21' to 25'	75,000 to 180,000
Jet Boats		
Scarab	19' to 26'	20,000 to 80,000

Motor Yachts. Hatteras Yachts and Azimut are two of the world's premier yacht builders. The motor yacht product lines typically include state-of-the-art designs with live-aboard luxuries. Hatteras offers a flybridge with extensive guest seating; covered aft deck, which may be fully or partially enclosed, providing the boater with additional living space; an elegant salon; and multiple staterooms for accommodations. Azimut yachts are known for their Americanized open layout with Italian design and powerful performance. The luxurious interiors of Azimut yachts are accented by windows and multiple accommodations that have been designed for comfort.

Convertibles. Hatteras Yachts and Cabo Yachts are two of the world's premier convertible yacht builders and offer state-of-the-art designs with live-aboard luxuries. Convertibles are primarily fishing vessels, which are well equipped to meet the needs of even the most serious tournament-class competitor. Hatteras features interiors that offer luxurious salon/galley arrangements, multiple staterooms with private heads, and a cockpit that includes a bait and tackle center, fishbox, and freezer. Cabo is known for spacious cockpits and accessibility to essentials, such as bait chests, livewells, bait prep centers, and tackle lockers. Cabo interiors offer elegance, highlighted by teak woodwork, halogen lighting, and ample storage areas.

Pleasure Boats. Sea Ray and Meridian pleasure boats target both the luxury and the family recreational boating markets and come in a variety of configurations to suit each customer's particular recreational boating style. Sea Ray sport yachts and yachts serve the luxury segment of the recreational boating market and include top-of-the line living accommodations with a salon, a fully equipped galley, and multiple staterooms. Sea Ray sport yachts and yachts are available in cabin, bridge cockpit, and cruiser models. Sea Ray sport boat and sport cruiser models are designed for performance and dependability to meet family recreational needs and include many of the features and accommodations of Sea Ray's sport yacht and yacht models. Meridian sport yachts and yachts are known for their solid performance and thoughtful use of space with 360-degree views and spacious salon, galley, and stateroom accommodations. Meridian sport yachts and yachts are generally available in sedan, motoryacht, and pilothouse models. All Sea Ray and Meridian pleasure boats feature custom instrumentation that may include an electronics package; various hull, deck, and cockpit designs that can include a swim platform; bow pulpit and raised bridge; and various amenities, such as swivel bucket helm seats, lounge seats, sun pads, wet bars, built-in ice chests, and refreshment centers. Bayliner sport boats are designed for performance and dependability to meet family recreational needs at lower price points. Harris FloteBote is one of the most innovative and premium pontoon boats offered and provides a variety of models to fit boaters' needs. Most Sea Ray, Bayliner, Harris FloteBote, and Meridian pleasure boats feature Mercury or MerCruiser engines.

Fishing Boats. The fishing boats we offer, such as Boston Whaler, Grady White, Scout, and Sailfish, range from entry level models to advanced models designed for fishing and water sports in lakes, bays, and off-shore waters, with cabins with limited live-aboard capability. The fishing boats typically feature livewells, in-deck fishboxes, rodholders, rigging stations, cockpit coaming pads, and fresh and saltwater washdowns.

Ski Boats. The ski boats we offer, such as Malibu, Axis, and Nautique by Correct Craft, range from entry level models to advanced models, all of which are designed to achieve an ultimate wake for increased skier and wakeboarder performance and safety. With a variety of designs and options, the ski boats we offer will appeal to the competitive and recreational user alike.

Jet Boats. The Scarab jet boats we offer range from entry level models to advanced models, all of which are designed for performance and with exclusive design elements to meet family recreational needs. With a variety of designs and options, the jet boats we offer will appeal to a broad audience of jet boat enthusiasts as well as existing customers.

Used Boat Sales

We sell used versions of the new makes and models we offer and, to a lesser extent, used boats of other makes and models generally taken as trade-ins. During fiscal 2013, used boat sales accounted for 19.4% of our revenue, and 68.7% of the used boats we sold were Brunswick models.

Our used boat sales depend on our ability to source a supply of high-quality used boats at attractive prices. We acquire substantially all of our used boat inventory through customer trade-ins. We intend to continue to increase our used boat business as a result of the availability of quality used boats generated from our new boat sales efforts, the increasing number of used boats that are well-maintained through our service initiatives, our ability to market used boats throughout our combined dealership network to match used boat demand, and the experience of our yacht brokerage operations. Additionally, substantially all of our used boat inventory is posted on our website, which expands the awareness and availability of our products to a large audience of boating enthusiasts. We also sell used boats at various marinas and other offsite locations throughout the country.

To further enhance our used boat sales, we offer the Brunswick Product Protection warranty plan available for used Brunswick boats less than nine years old. The Brunswick Product Protection plan applies to each qualifying used Brunswick boat, which has passed a 48-point inspection, and provides protection against failure of most mechanical parts for up to three years. We believe these programs enhance our sales of used Brunswick boats by motivating purchasers of used Brunswick boats to complete their purchases through our Brunswick dealerships.

Marine Engines, Related Marine Equipment, and Boating Parts and Accessories

We offer marine engines and propellers, substantially all of which are manufactured by Mercury Marine, a division of Brunswick. We sell marine engines and propellers primarily to retail customers as replacements for their existing engines or propellers. Mercury Marine has introduced various new engine models that reduce engine emissions to comply with current Environmental Protection Agency requirements. See "Business — Environmental and Other Regulatory Issues." An industry leader for almost six decades, Mercury Marine specializes in state-of-the-art marine propulsion systems and accessories. Many of our dealerships have been recognized by Mercury Marine as "Premier Service Dealers." This designation is generally awarded based on meeting certain standards and qualifications.

We also sell a broad variety of marine parts and accessories at our retail locations, at various offsite locations, through our print catalog, and through the Internet. These marine parts and accessories include marine electronics; dock and anchoring products, such as boat fenders, lines, and anchors; boat covers; trailer parts; water sport accessories, such as tubes, lines, wakeboards, and skies; engine parts; oils; lubricants; steering and control systems; corrosion control products, service products; high-performance accessories, such as propellers and instruments; and a complete line of boating accessories, including life jackets, inflatables, and water sports equipment. We also offer novelty items, such as shirts, caps, and license plates bearing the manufacturer's or dealer's logos.

Our in-store parts and accessories efforts have been expanded with more products, enhanced displays, and more focused marketing efforts. In order to serve customers in locations where we do not have retail locations, we have embarked upon an aggressive print catalog and web presence, which carry substantially more products than offered at our retail locations and are conducting programs to sell parts and accessories at various offsite locations. In all of our parts and accessories business, we utilize our industry knowledge and experience to offer boating enthusiasts high-quality products with which we have experience.

The sale of marine engines, related marine equipment, and boating parts and accessories accounted for 5.5% of our fiscal 2013 revenue.

Maintenance, Repair, and Storage Services

Providing customers with professional, prompt maintenance and repair services is critical to our sales efforts and contributes to our success. We provide maintenance and repair services at most of our retail locations, with extended service hours at certain of our locations. In addition, in many of our markets, we provide mobile maintenance and repair services at the location of the customer's boat. We believe that this service commitment is a competitive advantage in the markets in which we compete and is critical to our efforts to provide a trouble-free boating experience. To further this commitment, in certain of our markets, we have opened stand-alone maintenance and repair facilities in locations that are more convenient for our customers and that increase the availability of such services. We also believe that our maintenance and repair services contribute to strong customer relationships and that our emphasis on preventative maintenance and quality service increases the potential supply of well-maintained boats for our used boat sales.

We perform both warranty and non-warranty repair services, with the cost of warranty work reimbursed by the manufacturer in accordance with the manufacturer's warranty reimbursement program. For warranty work, most manufacturers, including Brunswick, reimburse a percentage of the dealer's posted service labor rates, with the percentage varying depending on the dealer's customer satisfaction index rating and attendance at service training courses. We derive the majority of our warranty revenue from Brunswick products, as Brunswick products comprise the majority of products sold. Certain other manufacturers reimburse warranty work at a fixed amount per repair. Because boat manufacturers permit warranty work to be performed only at authorized dealerships, we receive substantially all of the warranted maintenance and repair work required for the new boats we sell. The third-party extended warranty contracts we offer also result in an ongoing demand for our maintenance and repair services for the duration of the term of the extended warranty contract.

Our maintenance and repair services are performed by manufacturer-trained and certified service technicians. In charging for our mechanics' labor, many of our dealerships use a variable rate structure designed to reflect the difficulty and sophistication of different types of repairs. The percentage markups on parts are similarly based on manufacturer suggested prices and market conditions for different parts.

At many of our locations, we offer boat storage services, including in-water slip storage and inside and outside land storage. These storage services are offered at competitive market rates and include in-season and winter storage.

Maintenance, repair, and storage services accounted for 7.6% of our revenue during fiscal 2013. This includes warranty and non-warranty services.

F&I Products

At each of our retail locations and at various offsite locations, we offer our customers the ability to finance new or used boat purchases and to purchase extended service contracts and arrange insurance coverage, including boat property, credit life, and accident, disability, and casualty insurance coverage (collectively, "F&I"). We have relationships with various national marine product lenders under which the lenders purchase retail installment contracts evidencing retail sales of boats and other marine products that are originated by us in accordance with existing pre-sale agreements between us and the lenders. These arrangements permit us to receive a portion of the finance charges expected to be earned on the retail installment contract based on a variety of factors, including the credit standing of the buyer, the annual percentage rate of the contract charged to the buyer, and the lender's then current minimum required annual percentage rate charged to the buyer on the contract. This participation is subject to repayment by us if the buyer prepays the contract or defaults within a designated time period, usually 90 to 180 days. To the extent required by applicable state law, our dealerships are licensed to originate and sell retail installment contracts financing the sale of boats and other marine products.

We also offer third-party extended service contracts under which, for a predetermined price, we provide all designated services pursuant to the service contract guidelines during the contract term at no additional charge to the customer above a deductible. While we sell all new boats with the boat manufacturer's standard hull warranty of generally five years and standard engine warranty of generally one year, extended service contracts provide additional coverage beyond the time frame or scope of the manufacturer's warranty. Purchasers of used boats generally are able to purchase an extended service contract, even if the selected boat is no longer covered by the manufacturer's warranty. Generally, we receive a fee for arranging an extended service contract. Most required services under the contracts are provided by us and paid for by the third-party contract holder.

We also are able to assist our customers with the opportunity to purchase credit life insurance, accident and disability insurance, and property and casualty insurance. Credit life insurance policies provide for repayment of the boat financing contract if the purchaser dies while the contract is outstanding. Accident and disability insurance policies provide for payment of the monthly contract obligation during any period in which the buyer is disabled. Property and casualty insurance covers loss or damage to the boat. We do not act as an insurance broker or agent or issue insurance policies on behalf of insurers. We do, however, provide marketing activities and other related services to insurance companies and brokers for which we receive marketing fees. One of our strategies is to generate increased marketing fees by offering more competitive insurance products.

During fiscal 2013, fee income generated from F&I products accounted for 2.8% of our revenue. We believe that our customers' ability to obtain competitive financing quickly and easily at our dealerships complements our ability to sell new and used boats. We also believe our ability to provide customer-tailored financing on a "same-day" basis gives us an advantage over many of our competitors, particularly smaller competitors that lack the resources to arrange boat financing at their dealerships or that do not generate sufficient volume to attract the diversity of financing sources that are available to us.

Brokerage Services

Through employees or subcontractors that are licensed boat or yacht brokers, we offer boat or yacht brokerage services at most of our retail locations. For a commission, we offer for sale brokered boats or yachts, listing them on various internet sites, advising our other retail locations of their availability through our integrated computer system, and posting them on our web site, *www.MarineMax.com* . Often sales are co-brokered, with the commission split between the buying and selling brokers. We believe that our access to potential used boat customers and methods of listing and advertising customers' brokered boats or yachts is more extensive than is typical among brokers. In addition to generating revenue from brokerage commissions, our brokerage services also enable us to offer a broad array of used boats or yachts without increasing related inventory costs. During fiscal 2013, brokerage service commissions accounted for 2.4% of our revenue.

Our brokerage customers generally receive the same high level of customer service as our new and used boat customers. Our waterfront retail locations enable in-water demonstrations of an on-site brokered boat. Our maintenance and repair services, including mobile service, also are generally available to our brokerage customers. The purchaser of a boat brokered through us also can take advantage of MarineMax Getaways! weekend and day trips and other rendezvous gatherings and in-water events, as well as boat operation and safety seminars. We believe that the array of services we offer are unique in the brokerage business.

Yacht Charter

We recently launched a yacht charter business in which we offer customers the opportunity to charter power and sailing yachts in exotic destinations, starting with our initial location in the British Virgin Islands. This business entails the sale by us of specifically designed yachts to third parties for inclusion in our yacht charter fleet; a yacht management agreement under which yacht owners enable us to put their yachts in our yacht charter program for a period of four to five years for a fixed monthly fee payable by us; which includes our services in storing, insuring, and maintaining their yachts; and the charter by us of these yachts to vacation customers at agreed fees payable to us. The yacht owners will be able to utilize the yachts for personal use for a designated number of weeks during the term of the management agreement and take possession of their yachts following the expiration of the yacht management agreements. During fiscal 2013, the charter of power and sailing yachts accounted for 0.4% of our revenue.

Offsite Sales

We sell used boats, offer F&I products, and sell parts and accessories at various third-party offsite locations, including marinas.

Retail Locations

We sell our recreational boats and other marine products and offer our related boat services through 54 retail locations in Alabama, Arizona, California, Connecticut, Florida, Georgia, Maryland, Massachusetts, Minnesota, Missouri, New Jersey, New York, North Carolina, Ohio, Oklahoma, Rhode Island, Tennessee, and Texas. Each retail location generally includes an indoor showroom (including some of the industry's largest indoor boat showrooms) and an outside area for displaying boat inventories, a business office to assist customers in arranging financing and insurance, and maintenance and repair facilities.

Many of our retail locations are waterfront properties on some of the nation's most popular boating locations, including the San Diego Bay in California; Norwalk Harbor and Westbrook Harbor in Connecticut; multiple locations on the Intracoastal Waterway, the Atlantic Ocean, Biscayne Bay, Boca Ciega Bay, Naples Bay, Tampa Bay, and the Saint Andrews Bay in Florida; Lake Lanier in Georgia; Chesapeake Bay in Maryland; Lake Minnetonka, Leech Lake, and the St. Croix River in Minnesota; Lake of the Ozarks and Table Rock Lake in Missouri; Barnegat Bay, Lake Hopatcong, Little Egg Harbor Bay, and the Manasquan River in New Jersey; Great South Bay, the Hudson River, and Huntington Harbor in New York; Masonboro Inlet in North Carolina; Lake Erie in Ohio; Grand Lake in Oklahoma; Newport Harbor and Greenwich Bay in Rhode Island; Tennessee River in Tennessee; and Clear Lake and Lake Lewisville in Texas. Our waterfront retail locations, most of which include marina-type facilities and docks at which we display our boats, are easily accessible to the boating populace, serve as in-water showrooms, and enable the sales force to give customers immediate in-water demonstrations of various boat models. Most of our other locations are in close proximity to water.

Operations

Dealership Operations and Management

We have adopted a generally decentralized approach to the operational management of our dealerships. While certain administrative functions are centralized at the corporate level, local management is primarily responsible for the day-to-day operations of the retail locations. Each retail location is managed by a store manager, who oversees the day-to-day operations, personnel, and financial performance of the individual store, subject to the direction of a regional manager, who generally has responsibility for the retail locations within a specified geographic region. Typically, each retail location also has a staff consisting of an F&I manager, a parts manager, and a service manager, sales representatives, maintenance and repair technicians, and various support personnel.

We attempt to attract and retain quality employees by providing them with ongoing training to enhance sales professionalism and product knowledge, career advancement opportunities within a larger company, and favorable benefit packages. We maintain a formal training program, called MarineMax University or MMU, which provides training for employees in all aspects of our operations. Training sessions are held at our various regional locations covering a variety of topics. MMU-online offers various modules over the Internet. Highly trained, professional sales representatives are an important factor to our successful sales efforts. These sales representatives are trained at MMU to recognize the importance of fostering an enjoyable sales process, to educate customers on the operation and use of the boats, and to assist customers in making technical and design decisions in boat purchases. The overall focus of MMU is to teach our core retailing values, which focus on customer service.

Sales representatives receive compensation primarily on a commission basis. Each store manager is a salaried employee with incentive bonuses based on the performance of the managed dealership. Maintenance and repair service managers receive compensation on a salary basis with bonuses based on the performance of their departments. Our management information system provides each store and department manager with daily financial and operational information, enabling them to monitor their performance on a daily, weekly, and monthly basis. We have a uniform, fully integrated management information system serving each of our dealerships.

Sales and Marketing

Our sales philosophy focuses on selling the pleasures of the boating lifestyle. We believe that the critical elements of our sales philosophy include our appealing retail locations, no-hassle sales approach, highly trained sales representatives, high level of customer service, emphasis on educating the customer and the customer's family on boating, and providing our customers with opportunities for boating through our Getaways. We strive to provide superior customer service and support before, during, and after the sale. Our team and customers are United by Water.

Each retail location offers the customer the opportunity to evaluate a variety of new and used boats in a comfortable and convenient setting. Our full-service retail locations facilitate a turn-key purchasing process that includes attractive lender financing packages, extended service agreements, and insurance. Many of our retail locations are located on waterfronts and marinas, which attract boating enthusiasts and enable customers to operate various boats prior to making a purchase decision.

The brands we offer are diverse in size and use. Spread across our customer activities of leisure, fishing, watersports, luxury, and vacations too. We believe the transformative qualities of the water should be shared by everyone, so we created our boat lineup accordingly. Our promise gives them meaning and reason to exist next to one another on our showroom floor.

We sell our boats at posted MarineMax "One" Prices that generally represent a discount from the manufacturer's suggested retail price. Our sales approach focuses on customer service by minimizing customer anxiety associated with price negotiation.

As a part of our sales and marketing efforts, our online marketing activity is important, with the majority of leads coming through our website, marinemax.com, and emails used as the primary marketing tool for our stores to connect with their customers. Social media is a growing venue for customer engagement with stores and prospecting of new leads.

We also participate in boat shows and in-the-water sales events at area boating locations, typically held in January and February and toward the end of the boating season, in each of our markets and in certain locations in close proximity to our markets. These shows and events are normally held at convention centers or marinas, with area dealers renting space. Boat shows and other offsite promotions are an important venue for generating sales orders. The boat shows also generate a significant amount of interest in our products resulting in boat sales after the show.

We emphasize customer education through one-on-one education by our sales representatives and, at some locations, our delivery captains, before and after a sale, and through in-house seminars for the entire family on boating safety, the use and operation of boats, and product demonstrations. Typically, one of our delivery captains or the sales representative delivers the customer's boat to an area boating location and thoroughly instructs the customer about the operation of the boat, including hands-on instructions for docking and trailering the boat. To enhance our customer relationships after the sale, we lead and sponsor MarineMax Getaways! group boating trips to various destinations, rendezvous gatherings, and on-the-water organized events that promote the pleasures of the boating lifestyle. Each company-sponsored event, planned and led by a company employee, also provides a favorable medium for acclimating new customers to boating, sharing exciting boating destinations, creating friendships with other boaters, and enabling us to promote new product offerings to boating enthusiasts.

As a result of our relative size, we believe we have a competitive advantage within the industry by being able to conduct an organized and systematic advertising and marketing effort. Part of our marketing effort includes an integrated prospect management system that tracks the status of each sales representative's contacts with a prospect, automatically generates follow-up correspondence, facilitates company-wide availability of a particular boat or other marine product desired by a customer, and tracks the maintenance and service needs for the customer's boat.

Suppliers and Inventory Management

We purchase substantially all of our new boat inventory directly from manufacturers, which allocate new boats to dealerships based on the amount of boats sold by the dealership. We also exchange new boats with other dealers to accommodate customer demand and to balance inventory.

We purchase new boats and other marine-related products from Brunswick, which is the world's largest manufacturer of marine products, including Sea Ray, Boston Whaler, Bayliner, Harris FloteBote, and Meridian. We also purchase new boats and other marine related products from other manufacturers, including Azimut, Cabo, Hatteras, Grady White, Scout, Sailfish, Malibu, and Nautique by Correct Craft. In fiscal 2013, sales of new Brunswick and Azimut boats accounted for approximately 38% and 13% of our revenue, respectively. No purchases of new boats and other marine related products from any other manufacturer accounted for more than 10% of our revenue in fiscal 2013. We believe our Sea Ray boat purchases represented approximately 49% of Sea Ray's new boat sales and approximately 7% of all Brunswick marine product sales during fiscal 2013.

We have entered into multi-year agreements with Brunswick covering Sea Ray, Boston Whaler, Bayliner, and Meridian products. We also have a multi-year agreement with Azimut-Benetti Group for its Azimut product line. We typically deal with each of our manufacturers, other than Brunswick and Azimut-Benetti Group, under an annually renewable, non-exclusive dealer agreement.

The dealer agreements do not restrict our right to sell any product lines or competing products. The terms of each dealer agreement appoints a designated geographical territory for the dealer, which is exclusive to the dealer so long as the dealer is not in breach of the material obligations and performance standards under the agreement and then current material policies and programs following notice and the expiration of any applicable cure periods without cure.

Manufacturers generally establish prices on an annual basis, but may change prices in their sole discretion. Manufacturers typically discount the cost of inventory and offer inventory financing assistance during the manufacturers' slow seasons, generally October through March. To obtain lower cost of inventory, we strive to capitalize on these manufacturer incentives to take product delivery during the manufacturers' slow seasons. This permits us to gain pricing advantages and better product availability during the selling season. Arrangements with certain other manufacturers may restrict our right to offer some product lines in certain markets.

We transfer individual boats among our retail locations to fill customer orders that otherwise might take substantially longer to fill from the manufacturer. This reduces delays in delivery, helps us maximize inventory turnover, and assists in minimizing potential overstock or out-of-stock situations. We actively monitor our inventory levels to maintain levels appropriate to meet current anticipated market demands. We are not bound by contractual agreements governing the amount of inventory that we must purchase in any year from any manufacturer, but the failure to purchase at agreed upon levels may result in the loss of certain manufacturer incentives. We participate in numerous end-of-summer manufacturer boat shows, which manufacturers sponsor to sell off their remaining inventory at reduced costs before the introduction of new model year products, typically beginning in September.

Inventory Financing

Marine manufacturers customarily provide interest assistance programs to retailers. The interest assistance varies by manufacturer and may include periods of free financing or reduced interest rate programs. The interest assistance may be paid directly to the retailer or the financial institution depending on the arrangements the manufacturer has established. We believe that our financing arrangements with manufacturers are standard within the industry.

We account for consideration received from our vendors in accordance with FASB Accounting Standards Codification 605-50, "Revenue Recognition–Customer Payments and Incentives" ("ASC 605-50"). ASC 605-50 requires us to classify interest assistance received from manufacturers as a reduction of inventory cost and related cost of sales as opposed to netting the assistance against our interest expense incurred with our lenders. Pursuant to ASC 605-50, amounts received by us under our co-op assistance programs from our manufacturers are netted against related advertising expenses.

We are party to an Inventory Financing Agreement (the "Amended Credit Facility") with GE Commercial Distribution Finance Corporation. The Amended Credit Facility provides a floor plan financing commitment of up to $205 million. The Amended Credit Facility matures in June 2016 and is subject to extension for two one-year periods, subject to lender approval.

The interest rate for amounts outstanding under the Amended Credit Facility is 355 basis points above the one-month London Inter-Bank Offering Rate. There is an unused line fee of ten basis points on the unused portion of the line.

The Amended Credit Facility has certain financial covenants. The covenants include provisions that our leverage ratio not exceed 2.75 to 1.0 and that our current ratio must be greater than 1.2 to 1.0. At September 30, 2013, we were in compliance with all the covenants under the Amended Credit Facility.

The initial advance under the Amended Credit Facility was used to pay off our prior credit facility. Subsequent advances will be initiated by the acquisition of eligible new and used inventory or will be re-advances against eligible new and used inventory that has been partially paid-off. Advances on new inventory will generally mature 1,081 days from the original invoice date. Advances on used inventory will mature 361 days from the date we acquire the used inventory. Each advance is subject to a curtailment schedule, which requires that we pay down the balance of each advance on a periodic basis starting after six months. The curtailment schedule varies based on the type of inventory and the value of the inventory.

The collateral for the Amended Credit Facility is all of our personal property with certain limited exceptions. None of our real estate has been pledged for collateral for the Amended Credit Facility.

We were also a party to an Inventory Financing Agreement (the "CGI Facility") with CGI Finance, Inc. ("CGI"). The CGI Facility provided a floor plan financing commitment of $30 million and was designed to provide financing for our Azimut Yacht inventory needs. The CGI Facility was not renewed by the Company and expired in August 2013; however, existing advances under the CGI Facility can remain outstanding for up to 18 months. The interest rate for amounts outstanding under the CGI Facility is 350 basis points above the one month London Inter-Bank Offering Rate. Azimut Yacht inventory is now financed under the Amended Credit Facility.

At September 30, 2013, we owed $101.4 million and $21.0 million under the Amended Credit Facility and the CGI Facility, respectively. Outstanding short-term borrowings accrued interest at a rate of 3.7% as of September 30, 2013, and the Amended Credit Facility and the CGI Facility provided us with an additional net borrowing availability of approximately $34.8 million, based upon the outstanding borrowing base availability. We have no indebtedness associated with our real estate holdings. On October 16, 2013, the Company paid off the entire CGI Facility by refinancing such amounts owed under the Amended Credit Facility.

Management Information System

We believe that our management information system, which is utilized by each of our dealerships and was developed over a number of years through cooperative efforts with a common vendor, enhances our ability to integrate successfully the operations of our dealerships and future acquisitions, facilitates the interchange of information, and enhances cross-selling opportunities throughout our company. The system integrates each level of operations on a company-wide basis, including purchasing, inventory, receivables, financial reporting, budgeting, and sales management. The system enables us to monitor each dealership's operations in order to identify quickly areas requiring additional focus and to manage inventory. The system also provides sales representatives with prospect and customer information that aids them in tracking the status of their contacts with prospects, automatically generates follow-up correspondence to such prospects, facilitates the availability of a particular boat company-wide, locates boats needed to satisfy a particular customer request, and monitors the maintenance and service needs of customers' boats. Company representatives also utilize the system to assist in arranging financing and insurance packages.

Brunswick Agreement Relating to Acquisitions

We and the Sea Ray Division of Brunswick are parties to an agreement extending through December 2015 that provides a process for the acquisition of additional Sea Ray boat dealers that we elect to acquire. Under the agreement, acquisitions of Sea Ray dealers will be mutually agreed upon by us and Sea Ray with reasonable efforts to be made to include a balance of Sea Ray dealers that have been successful and those that have not been. The agreement provides that Sea Ray will not unreasonably withhold its consent to any proposed acquisition of a Sea Ray dealer by us, subject to the conditions set forth in the agreement. Among other things, the agreement provides for us to provide Sea Ray with a business plan for each proposed acquisition, including historical financial and five-year projected financial information regarding the acquisition candidate; marketing and advertising plans; service capabilities and managerial and staff personnel; information regarding the ability of the candidate to achieve performance standards within designated periods; and information regarding the success of our previous acquisitions of Sea Ray dealers. The agreement also contemplates Sea Ray reaching a good faith determination whether the acquisition would be in its best interest based on our dedication and focus of resources on the Sea Ray brand and Sea Ray's consideration of any adverse effects that the approval would have on the resulting territory configuration of adjacent or other dealers and the absence of any violation of applicable laws or rights granted by Sea Ray to others.

Dealer Agreements with Brunswick

Brunswick, through its Sea Ray division, and we, through our dealerships, are parties to Sales and Service Agreements relating to Sea Ray products extending through June 2015. Each of these dealer agreements appoints one of our dealerships as a dealer for the retail sale, display, and servicing of designated Sea Ray products, parts, and accessories currently or in the future sold by Sea Ray. Each dealer agreement designates a designated geographical territory for the dealer, which is exclusive to the dealer as long as the dealer is not in breach of the material obligations and performance standards under the agreement and Sea Ray's then current material policies and programs following notice and the expiration of any applicable cure periods without cure. Each dealer agreement also specifies retail locations, which the dealer may not close, change, or add to without the prior written consent of Sea Ray, provided that Sea Ray may not unreasonably withhold its consent. Each dealer agreement also restricts the dealer from selling, advertising (other than in recognized and established marine publications), soliciting for sale, or offering for resale any Sea Ray products outside its territory without the prior written consent of Sea Ray as long as similar restrictions also apply to all domestic Sea Ray dealers selling comparable Sea Ray products. In addition, each dealer agreement provides for the lowest product prices charged by Sea Ray from time to time to other domestic Sea Ray dealers, subject to the dealer meeting all the requirements and conditions of Sea Ray's applicable programs and the right of Sea Ray in good faith to charge lesser prices to other dealers to meet existing competitive circumstances, for unusual and non-ordinary business circumstances, or for limited duration promotional programs.

Among other things, each dealer agreement requires the applicable dealer to

- devote its best efforts to promote, display, advertise, and sell Sea Ray products at each of its retail locations in accordance with the agreement and applicable laws;
- display and utilize at each of its retail locations signs, graphics, and image elements with Sea Ray's identification that positively reflect the Sea Ray image and promote the retail sale of Sea Ray products;
- purchase and maintain at all times sufficient inventory of current Sea Ray products to meet the reasonable demand of customers at each of its locations and to meet Sea Ray's applicable minimum inventory requirements;
- maintain at each retail location, or at another acceptable location, a service department that is properly staffed and equipped to service Sea Ray products promptly and professionally and to maintain parts and supplies to service Sea Ray products properly on a timely basis;
- perform all necessary product rigging, installation, and inspection services prior to delivery to purchasers in accordance with Sea Ray's standards and perform post-sale services of all Sea Ray products sold by the dealer and brought to the dealer for service;
- provide or arrange for warranty and service work for Sea Ray products regardless of the selling dealer or condition of sale;
- exercise reasonable efforts to address circumstances in which another dealer has made a sale to an original retail purchaser who permanently resides within the dealer's territory where such sale is contrary to the selling dealer's Sales and Service Agreement;
- provide appropriate instructions to purchasers on how to obtain warranty and service work from the dealer;

- furnish product purchasers with Sea Ray's limited warranty on new products and with information and training as to the safe and proper operation and maintenance of the products;
- assist Sea Ray in performing any product defect and recall campaigns;
- achieve sales performance in accordance with fair and reasonable standards and sales levels established by Sea Ray in consultation with the dealer based on factors such as population, sales potential, market share percentage of Sea Ray products sold in the territory compared with competitive products sold in the territory, local economic conditions, competition, past sales history, number of retail locations, and other special circumstances that may affect the sale of Sea Ray products or the dealer, in each case consistent with standards established for all domestic Sea Ray dealers selling comparable products;
- provide designated financial information that are truthful and accurate;
- conduct its business in a manner that preserves and enhances the reputation and goodwill of both Sea Ray and the dealer for providing quality products and services;
- maintain the financial ability to purchase and maintain on hand and display Sea Ray's current product models;
- maintain customer service ratings in compliance with Sea Ray's criteria;
- comply with those dealer's obligations that may be imposed or established by Sea Ray applicable to all domestic Sea Ray dealers;
- maintain a financial condition that is adequate to satisfy and perform its obligations under the agreement;
- achieve within designated time periods or maintain Master dealer status (which is Sea Ray's highest performance status) or other applicable certification requirements as established from time to time by Sea Ray applicable to all domestic Sea Ray dealers;
- notify Sea Ray of the addition or deletion of any retail locations;
- sell Sea Ray products only on the basis of Sea Ray's published applicable limited warranty and make no other warranty or representations concerning the limited warranty, expressed or implied, either verbally or in writing;
- provide timely warranty service on all Sea Ray products presented to the dealer by purchasers in accordance with Sea Ray's then current warranty program applicable to all domestic Sea Ray dealers selling comparable Sea Ray products; and
- provide Sea Ray with access to the dealer's books and records and such other information as Sea Ray may reasonably request to verify the accuracy of the warranty claims submitted to Sea Ray by the dealer with regard to such warranty claims.

Sea Ray has agreed to indemnify each of our dealers against any losses to third parties resulting from Sea Ray's negligent acts or omissions involving the design or manufacture of any of its products or any breach by it of the agreement. Each of our dealers has agreed to indemnify Sea Ray against any losses to third parties resulting from the dealer's negligent acts or omissions involving the dealer's application, use, or repair of Sea Ray products, statements or representation not specifically authorized by Sea Ray, the installation of any after market components or any other modification or alteration of Sea Ray products, and any breach by the dealer of the agreement.

Each dealer agreement may be terminated:

- by Sea Ray, upon 60 days prior written notice, if the dealer fails or refuses to place a minimum stocking order of the next model year's products in accordance with requirements applicable to all Sea Ray dealers generally or fails to meet its financial obligations as they become due to Sea Ray or to the dealer's lenders;
- by Sea Ray or the dealer, upon 60 days written notice to the other, in the event of a breach or default by the other with any of the of the material obligations, performance standards, covenants, representations, warranties, or duties imposed by the agreement or the Sea Ray manual that has not been cured within 60 days of the notice of the claimed deficiency or within a reasonable period when the cure cannot be completed within a 60-day period, or at the end of the 60-day period without the opportunity to cure when the cause constitutes bad faith;

- by Sea Ray or the dealer if the other makes a fraudulent misrepresentation that is material to the agreement or the other engages in an incurable act of bad faith;
- by Sea Ray or the dealer in the event of the insolvency, bankruptcy, or receivership of the other;
- by Sea Ray in the event of the assignment of the agreement by the dealer without the prior written consent of Sea Ray;
- by Sea Ray upon at least 15 days' prior written notice in the event of the failure to pay any sums due and owing to Sea Ray that are not disputed in good faith; and
- upon the mutual consent of Sea Ray and the dealer.

Dealer Agreements with Azimut

We are parties to Dealership Agreements with Azimut Benetti S.P.a. for the retail sale, display, and servicing of designated Azimut products and parts sold by Azimut. The Dealership Agreements extend through September 1, 2015, subject to additional one year periods added each year provided that we are able to agree in good faith on acceptable retail sales goals. The dealership agreements grant us the exclusive right to sell the Azimut products and parts in designated geographical areas. Among other things, each dealership agreement requires the applicable dealer to:

- display the Azimut products in the most appropriate and effective manner;
- maintain an adequate inventory of Azimut products and meet mutually agreed upon minimum purchase requirements;
- use commercially reasonable best efforts to establish the best image for Azimut and to promote the sales of the products;
- operate through at least one permanent office to ensure adequate promotion of the products;
- maintain adequate signage to show Azimut at its offices or service yards;
- promote the products at various events and meetings;
- advertise and market the products in accordance with agreed upon marketing plans and budgets;
- attend boat shows and display a full range of boats;
- maintain appropriate and adequate after-sale service;
- provide assistance under warranty for all boats in the geographical area;
- comply with Azimut's warranty procedures; and
- perform maintenance services for Azimut boats.

Azimut has agreed to indemnify each of our dealers against any losses resulting from an alleged breach of warranty or injury or damage caused by a defect in design, manufacture or assembly of a product. Each of our dealers has agreed to indemnify Azimut against any losses resulting from the dealer's failure to comply with any material obligation with respect to a product or customer; any actual negligence, errors or omissions in connection with the sale, preparation, repairs, or service of products; any modification of products except as approved by Azimut; a breach of any material agreement; or unauthorized warranties, misleading statements, misrepresentations or deceptive or unfair practices.

Each dealer agreement may be terminated upon 30 days prior written notice in event that the defaulting party has not remedied a default during such period, in the event of any of the following:

- by Azimut or dealer, for failure of the other to maintain a necessary license;
- by Azimut or dealer, for the change, transfer, or attempted transfer by the other party of the whole or any part of the agreement other than to an affiliate as part of a corporate restructuring or any change in control without the prior consent of Azimut;
- by Azimut or dealer, for the knowing submission of an intentional fraudulent statement, application, request, refund, credit, or warranty claim;
- by Azimut or dealer, for the knowing use of a deceptive or fraudulent practice in the sale of a product;
- by Azimut or dealer, for the indictment for or conviction of a crime or violation of law which will have an adverse and material effect on the other's reputation or operations;
- by Azimut or dealer, for the other entering into an agreement or understanding to fix prices for the products;
- by dealer for Azimut's material and continuous failure to supply product or appointing another dealer in the territory or failure to fulfill warranty obligations;
- by Azimut for dealer's abandonment of operations or failure to maintain business as a going concern;
- by Azimut for dealer's material and continuous failure to represent, promote, sell, or service the products, achieve minimum yearly sales or comply with purchase orders as agreed by the parties considering various factors such as the economy, the Euro, product availability, and growth potential;
- by Azimut or dealer for the insolvency, bankruptcy, commencement of bankruptcy proceedings, appointment of a receiver or other officer with similar powers, levy under attachment, garnishment or execution, or similar process, which is not vacated or removed within ten days; and
- by mutual agreement of the dealer and Azimut.

Upon termination of the dealer agreements by Azimut without cause, termination by dealer with cause and nonrenewal and expiration, Azimut is required to repurchase unsold inventory within sixty days of termination.

Employees

As of September 30, 2013, we had 1,227 employees, 1,163 of whom were in store-level operations and 64 of whom were in corporate administration and management. We are not a party to any collective bargaining agreements. We consider our relations with our employees to be excellent.

Trademarks and Service Marks

We have registered trade names and trademarks with the U.S. Patent and Trademark Office for various names, including "MarineMax," "MarineMax Getaways," "MarineMax Care," "Delivering the Dream," "MarineMax Delivering the Boating Dream," "Newcoast Financial Services," "MarineMax Boating Gear Center," "MarineMax Vacations," and "Women on Water." We have registered the name "MarineMax" in the European Community. We have trade names and trademarks registered in Canada for various names, including "MarineMax," "Delivering the Dream," and "The Water Gene." We have various trade name and trademark applications including "MarineMax," "United by Water," and "Maximizing Your Enjoyment on Water" pending in Australia, Brazil, China, Cuba, European Union, and India. There can be no assurance that any of these applications will be granted.

Seasonality and Weather Conditions

Our business, as well as the entire recreational boating industry, is highly seasonal, with seasonality varying in different geographic markets. Over the three-year period ended September 30, 2013, the average revenue for the quarters ended December 31, March 31, June 30, and September 30 represented approximately 18%, 26%, 30%, and 26%, respectively, of our average annual revenues. With the exception of Florida, we generally realize significantly lower sales and higher levels of inventories and related short-term borrowings, in the quarterly periods ending December 31 and March 31. The onset of the public boat and recreation shows in January generally stimulates boat sales and typically allows us to reduce our inventory levels and related short-term borrowings throughout the remainder of the fiscal year.

Our business is also subject to weather patterns, which may adversely affect our results of operations. For example, prolonged winter conditions, drought conditions (or merely reduced rainfall levels) or excessive rain, may limit access to area boating locations or render boating dangerous or inconvenient, thereby curtailing customer demand for our products. In addition, unseasonably cool weather and prolonged winter conditions may lead to a shorter selling season in certain locations. Hurricanes and other storms could result in disruptions of our operations or damage to our boat inventories and facilities, as has been the case when Florida and other markets were affected by hurricanes. Although our geographic diversity is likely to reduce the overall impact to us of adverse weather conditions in any one market area, these conditions will continue to represent potential, material adverse risks to us and our future financial performance.

Environmental and Other Regulatory Issues

Our operations are subject to extensive regulation, supervision, and licensing under various federal, state, and local statutes, ordinances, and regulations. While we believe that we maintain all requisite licenses and permits and are in compliance with all applicable federal, state, and local regulations, there can be no assurance that we will be able to maintain all requisite licenses and permits. The failure to satisfy those and other regulatory requirements could have a material adverse effect on our business, financial condition, and results of operations. The adoption of additional laws, rules, and regulations could also have a material adverse effect on our business. Various federal, state, and local regulatory agencies, including the Occupational Safety and Health Administration, or OSHA, the United States Environmental Protection Agency, or EPA, and similar federal and local agencies, have jurisdiction over the operation of our dealerships, repair facilities, and other operations with respect to matters such as consumer protection, workers' safety, and laws regarding protection of the environment, including air, water, and soil.

The EPA has various air emissions regulations for outboard marine engines that impose more strict emissions standards for two-cycle, gasoline outboard marine engines. The majority of the outboard marine engines we sell are manufactured by Mercury Marine. Mercury Marine's product line of low-emission engines, including the OptiMax, Verado, and other four-stroke outboards, have achieved the EPA's mandated 2006 emission levels. Any increased costs of producing engines resulting from EPA standards, or the inability of our manufacturers to comply with EPA requirements, could have a material adverse effect on our business.

Certain of our facilities own and operate underground storage tanks, or USTs, for the storage of various petroleum products. The USTs are generally subject to federal, state, and local laws and regulations that require testing and upgrading of USTs and remediation of contaminated soils and groundwater resulting from leaking USTs. In addition, if leakage from company-owned or operated USTs migrates onto the property of others, we may be subject to civil liability to third parties for remediation costs or other damages. Based on historical experience, we believe that our liabilities associated with UST testing, upgrades, and remediation are unlikely to have a material adverse effect on our financial condition or operating results.

As with boat dealerships generally, and parts and service operations in particular, our business involves the use, handling, storage, and contracting for recycling or disposal of hazardous or toxic substances or wastes, including environmentally sensitive materials, such as motor oil, waste motor oil and filters, transmission fluid, antifreeze, freon, waste paint and lacquer thinner, batteries, solvents, lubricants, degreasing agents, gasoline, and diesel fuels.

Accordingly, we are subject to regulation by federal, state, and local authorities establishing requirements for the use, management, handling, and disposal of these materials and health and environmental quality standards, and liability related thereto, and providing penalties for violations of those standards. We are also subject to laws, ordinances, and regulations governing investigation and remediation of contamination at facilities we operate to which we send hazardous or toxic substances or wastes for treatment, recycling, or disposal.

We do not believe we have any material environmental liabilities or that compliance with environmental laws, ordinances, and regulations will, individually or in the aggregate, have a material adverse effect on our business, financial condition, or results of operations. However, soil and groundwater contamination has been known to exist at certain properties owned or leased by us. We have also been required and may in the future be required to remove aboveground and underground storage tanks containing hazardous substances or wastes. As to certain of our properties, specific releases of petroleum have been or are in the process of being remedied in accordance with state and federal guidelines. We are monitoring the soil and groundwater as required by applicable state and federal guidelines. In addition, the shareholders of the acquired dealers have indemnified us for specific environmental issues identified on environmental site assessments performed by us as part of the acquisitions. We maintain insurance for pollutant cleanup and removal. The coverage pays for the expenses to extract pollutants from land or water at the insured property, if the discharge, dispersal, seepage, migration, release, or escape of the pollutants is caused by or results from a covered cause of loss. We also have additional storage tank liability insurance and "Superfund" coverage where applicable. In addition, certain of our retail locations are located on waterways that are subject to federal or state laws regulating navigable waters (including oil pollution prevention), fish and wildlife, and other matters.

Three of the properties we own were historically used as gasoline service stations. Remedial action with respect to prior historical site activities on these properties has been completed in accordance with federal and state law. Also, one of our properties is within the boundaries of a "Superfund" site, although it has not been nor is expected to be identified as a contributor to the contamination in the area. We, however, do not believe that these environmental issues will result in any material liabilities to us.

Additionally, certain states have required or are considering requiring a license in order to operate a recreational boat. While such licensing requirements are not expected to be unduly restrictive, regulations may discourage potential first-time buyers, thereby limiting future sales, which could adversely affect our business, financial condition, and results of operations.

Product Liability

The products we sell or service may expose us to potential liabilities for personal injury or property damage claims relating to the use of those products. Historically, the resolution of product liability claims has not materially affected our business. Our manufacturers generally maintain product liability insurance, and we maintain third-party product liability insurance, which we believe to be adequate. However, we may experience legal claims in excess of our insurance coverage, and those claims may not be covered by insurance. Furthermore, any significant claims against us could adversely affect our business, financial condition, and results of operations and result in negative publicity. Excessive insurance claims also could result in increased insurance premiums.

Competition

We operate in a highly competitive environment. In addition to facing competition generally from recreation businesses seeking to attract consumers' leisure time and discretionary spending dollars, the recreational boat industry itself is highly fragmented, resulting in intense competition for customers, quality products, boat show space, and suitable retail locations. We rely to a certain extent on boat shows to generate sales. Our inability to participate in boat shows in our existing or targeted markets could have a material adverse effect on our business, financial condition, and results of operations.

We compete primarily with single-location boat dealers and, with respect to sales of marine equipment, parts, and accessories, with national specialty marine stores, catalog retailers, sporting goods stores, and mass merchants. Competition among boat dealers is generally based on the quality of available products, the price and value of the products, and attention to customer service. There is significant competition both within markets we currently serve and in new markets that we may enter. We compete in each of our markets with retailers of brands of boats and engines we do not sell in that market. In addition, several of our competitors, especially those selling boating accessories, are large national or regional chains that have substantial financial, marketing, and other resources. However, we believe that our integrated corporate infrastructure and marketing and sales capabilities, our cost structure, and our nationwide presence enable us to compete effectively against these companies. Private sales of used boats represent an additional significant source of competition.

Executive Officers

The following table sets forth information concerning each of our executive officers:

Name	Age	Position
William H. McGill Jr.	69	Chairman of the Board, President, Chief Executive Officer, and Director
Michael H. McLamb	48	Executive Vice President, Chief Financial Officer, Secretary, and Director
Charles A. Cashman	50	Vice President of East Operations
William Brett McGill	45	Vice President of West Operations
Kurt M. Frahn	45	Vice President of Finance, Chief Accounting Officer and Treasurer
Paulee C. Day	44	Vice President, General Counsel, and Assistant Secretary

William H. McGill Jr. has served as the Chief Executive Officer of MarineMax since January 23, 1998 and as the Chairman of the Board and as a director of our company since March 6, 1998. Mr. McGill served as the President of our company from January 23, 1988 until September 8, 2000 and re-assumed the position on July 1, 2002. Mr. McGill was the principal owner and president of Gulfwind USA, Inc., one of our operating subsidiaries, from 1973 until its merger with us.

Michael H. McLamb has served as Executive Vice President of our company since October 2002, as Chief Financial Officer since January 23, 1998, as Secretary since April 5, 1998, and as a director since November 1, 2003. Mr. McLamb served as Vice President and Treasurer of our company from January 23, 1998 until October 22, 2002. Mr. McLamb, a certified public accountant, was employed by Arthur Andersen LLP from December 1987 to December 1997, serving most recently as a senior manager.

Charles A. Cashman has served as Vice President of East Operations of our company since May 2012 and was appointed as an executive officer by our Board of Directors in November 2012. Mr. Cashman served several positions of increasing responsibility, including Sales Consultant, Sales Manager, General Manager, District Manager, and Regional President since joining our company in 1992.

William Brett McGill has served as Vice President of West Operations of our company since May 2012 and was appointed as an executive officer by our Board of Directors in November 2012. Mr. McGill served as one of our Regional Presidents from March 2006 to May 2012, as Vice President of Information Technology, Service and Parts of our company from October 2004 to March 2006, and as Director of Information Services from March 1998. Mr. McGill began his professional career with a software development firm, Integrated Dealer Systems, prior to joining our company in 1996. William Brett McGill is the son of William H. McGill, Jr.

Kurt M. Frahn has served as Vice President of Finance and Treasurer of our company since October 22, 2002 and as Chief Accounting Officer since June 10, 2011. Mr. Frahn served as Director of Taxes and Acquisitions of our company from May 15, 1998 until October 22, 2002. Mr. Frahn was employed by Arthur Andersen LLP from September 3, 1991 until May 15, 1998, serving most recently as a tax consulting manager.

Paulee C. Day has served as Vice President of our company since February 2009 and as General Counsel and Assistant Secretary since January 2003. Ms. Day, an active member of the Florida Bar, was employed by Maxxim Medical from May 1999 to November 2002, serving as Vice President, General Counsel, and Secretary. Prior to that time, Ms. Day was Corporate Attorney at Eckerd Corporation from June 1997 through May 1999 and a corporate attorney at the law firm Trenam, Kemker, Scharf, Barkin, Frye, O'Neill and Mullis, P.A. from January 1995 through June 1997.

Item 1A. Risk Factors

General economic conditions and consumer spending patterns can negatively impact our operating results, and the severe recession that began in late 2007 has adversely affected the boating industry and our company.

General economic conditions and consumer spending patterns can negatively impact our operating results. Unfavorable local, regional, national, or global economic developments or uncertainties regarding future economic prospects could reduce consumer spending in the markets we serve and adversely affect our business. Economic conditions in areas in which we operate dealerships, particularly Florida in which we generated approximately 50%, 49%, and 51% of our revenue during fiscal 2011, 2012, and 2013, respectively, can have a major impact on our operations. Local influences, such as corporate downsizing, military base closings, and inclement weather such as Hurricane Sandy, also could adversely affect our operations in certain markets.

In an economic downturn, consumer discretionary spending levels generally decline, at times resulting in disproportionately large reductions in the sale of luxury goods. Consumer spending on luxury goods also may decline as a result of lower consumer confidence levels, even if prevailing economic conditions are favorable. As a result, an economic downturn could impact us more than certain of our competitors due to our strategic focus on a higher end of our market. Although we have expanded our operations during periods of stagnant or modestly declining industry trends, the cyclical nature of the recreational boating industry or the lack of industry growth could adversely affect our business, financial condition, or results of operations in the future. Any period of adverse economic conditions or low consumer confidence has a negative effect on our business.

Lower consumer spending resulting from a downturn in the housing market and other economic factors adversely affected our business in fiscal 2007, and continued weakness in consumer spending and depressed economic conditions had a substantial negative effect on our business in each subsequent fiscal year, including 2013. Our revenue decreased from $1.2 billion in fiscal 2007, to $885.4 million in fiscal 2008, to $588.6 million in fiscal 2009, to $450.3 million in fiscal 2010, and increased to $480.9 million in fiscal 2011, to $524.5 million in fiscal 2012, and to $584.5 million in fiscal 2013. Our earnings decreased from a net income of $20.1 million in fiscal 2007 to a net loss of $134.3 million in fiscal 2008 (including a $122.1 million goodwill impairment charge), a net loss of $76.8 million in fiscal 2009, net income of $2.5 million in fiscal 2010 (including a $19.2 million tax refund), a net loss of $11.5 million in fiscal 2011, a net income of $1.1 million in fiscal 2012, and a net income of $15.0 million in fiscal 2013 (including a $11.8 million recovery from the Deepwater Horizon Settlement Program). These substantially deteriorating economic and financial conditions have had a greater impact on many other participants in the boating industry, with certain manufacturers and dealers ceasing business operations or filing for bankruptcy. While the reduction in boating industry participants might have a long-term positive impact on our company's competitive position, on a market by market basis, we are facing and expect to continue to face short-term competitive pressure resulting from decreased selling prices as a result of forced sales due to a competitor failing in the market place.

These conditions have caused us to reduce substantially our acquisition program, delay new store openings, reduce our inventory purchases, engage in inventory reduction efforts, close a number of our retail locations, reduce our headcount, and amend and replace our credit facility. While we believe the steps we have taken to date will enable us to emerge from the current economic environment as a stronger and more profitable company, we cannot predict the length or severity of these unfavorable economic, financial, or industry conditions or the extent to which they will adversely affect our operating results nor can we predict the effectiveness of the measures we have taken to address this environment or whether additional measures will be necessary. A continuation of depressed economic or industry factors could have additional negative effects on our company, including interfering with our supply of certain brands by manufacturers, reduced marketing and other support by manufacturers, decreased revenue, additional pressures on margins, and our failure to satisfy covenants under our credit agreement.

The availability and costs of borrowed funds can adversely affect our ability to obtain adequate boat inventory and the ability and willingness of our customers to finance boat purchases.

The availability and costs of borrowed funds can adversely affect our ability to obtain and maintain adequate boat inventory and the holding costs of that inventory as well as the ability and willingness of our customers to finance boat purchases. As of September 30, 2013, we had no long-term debt. We rely on our credit facilities to purchase and maintain our inventory of boats. Our ability to borrow under our credit facilities depends on our ability to continue to satisfy our covenants and other obligations under our credit facilities. The aging of our inventory limits our borrowing capacity as defined provisions in our credit facilities reduce the allowable advance rate as our inventory ages. Our access to funds under our credit facilities also depends upon the ability of our lenders, to meet their funding commitments, particularly if they experience shortages of capital or experience excessive volumes of borrowing requests from others during a short period of time. A continuation of depressed economic conditions, weak consumer spending, turmoil in the credit markets, and lender difficulties, among other potential reasons, could interfere with our ability to maintain compliance with our debt covenants and to utilize our credit facilities to fund our operations. Accordingly, it may be necessary for us to close additional stores, further reduce our expense structure, or modify the covenants with our lenders. Any inability to utilize our credit facilities or the acceleration of amounts owed, resulting from a covenant violation, insufficient collateral, or lender difficulties, could require us to seek other sources of funding to repay amounts outstanding under our credit facilities or replace or supplement our credit facilities, which may not be possible at all or under commercially reasonable terms.

Our Amended Credit Facility with GE Commercial Distribution Finance Corporation provides a floor plan financing commitment of up to $205 million, and the CGI Facility provides a remaining floor plan financing commitment of $21 million. The collateral for our Amended Credit Facility is all of our personal property with certain limited exceptions, and our collateral for the CGI Facility is our Azimut Yacht inventory financed by the CGI Facility. None of our real estate has been pledged as collateral under either facility. As of September 30, 2013, we were in compliance with all of the credit facilities' covenants and our additional available borrowings under our credit facilities were approximately $34.8 million based upon the outstanding borrowing base availability. On October 16, 2013, the Company paid off the entire CGI Facility by refinancing such amounts owed under the Amended Credit Facility.

Similarly, decreases in the availability of credit and increases in the cost of credit adversely affect the ability of our customers to purchase boats from us and thereby adversely affect our ability to sell our products and impacts the profitability of our finance and insurance activities. Tight credit conditions during each fiscal year beginning with fiscal 2008 and continuing through fiscal 2011 adversely affected the ability of customers to finance boat purchases, which had a negative affect on our operating results.

Our strategies to enhance our performance may not be successful.

We are increasing our efforts to grow our financing and insurance, parts and accessory, service, yacht charter, and boat storage businesses to better serve our customers and thereby increase revenue and improve profitability as a result of these higher margin businesses. In addition, we have implemented programs to increase the sale over the Internet of used boats, parts, accessories, and a wide range of boating supplies and products. These efforts and programs are designed to increase our revenue and reduce our dependence on the sale of new boats. These business initiatives will require us to add personnel, invest capital, enter businesses in which we do not have extensive experience, and encounter substantial competition. As a result, our strategies to enhance our performance may not be successful and we may increase our expenses or write off such investments if not successful.

Our success depends to a significant extent on the well being, as well as the continued popularity and reputation for quality of the boating products, of our manufacturers, particularly Brunswick's Sea Ray, Boston Whaler, and Meridian boat lines and Azimut-Benetti Group's Azimut products.

Approximately 38% of our revenue in fiscal 2013 resulted from sales of new boats manufactured by Brunswick, including approximately 25% from Brunswick's Sea Ray division and approximately 13% from Brunswick's other divisions. Additionally, approximately 13% of our revenue in fiscal 2013 resulted from sales of new boats manufactured by Azimut-Benetti Group. The remainder of our fiscal 2013 revenue from new boat sales resulted from sales of products from a limited number of other manufacturers, none of which accounted for more than 10% of our revenue.

We depend on our manufacturers to provide us with products that compare favorably with competing products in terms of quality, performance, safety, and advanced features, including the latest advances in propulsion and navigation systems. Any adverse change in the production efficiency, product development efforts, technological advancement, marketplace acceptance, marketing capabilities, and financial condition of our manufacturers, particularly Brunswick and Azimut-Benetti Group given our reliance on Sea Ray, Bayliner, Boston Whaler, Meridian and Azimut, would have a substantial adverse impact on our business. Any difficulties encountered by any of our manufacturers, particularly Brunswick and Azimut-Benetti Group, resulting from economic, financial, or other factors could adversely affect the quality and amount of products that they are able to supply to us and the services and support they provide to us.

The interruption or discontinuance of the operations of Brunswick, Azimut-Benetti Group, or other manufacturers could cause us to experience shortfalls, disruptions, or delays with respect to needed inventory. Although we believe that adequate alternate sources would be available that could replace any manufacturer other than Brunswick and Azimut-Benetti Group as a product source, those alternate sources may not be available at the time of any interruption, and alternative products may not be available at comparable quality and prices.

We maintain dealer agreements with Brunswick covering Sea Ray products. Each dealer agreement has a multi-year term and provides for the lowest product prices charged by the Sea Ray division of Brunswick from time to time to other domestic Sea Ray dealers. These terms are subject to:

- the dealer meeting all the requirements and conditions of Sea Ray's applicable programs; and
- the right of Brunswick in good faith to charge lesser prices to other dealers
  - to meet existing competitive circumstances;
  - for unusual and non-ordinary business circumstances; or
  - for limited duration promotional programs.

Each dealer agreement designates a specific geographical territory for the dealer, which is exclusive to the dealer so long as the dealer is not in breach of the material obligations and performance standards under the agreement and Sea Ray's then current material policies and programs following notice and the expiration of any applicable cure periods without cure.

In March 2006, we became the exclusive dealer for Azimut-Benetti Group's Azimut product line for the Northeast United States. Our geographic territory was expanded to include Florida in September 2008 and to the entire country in July 2012. The Azimut dealer agreement provides a geographic territory to promote the product line and to network with the appropriate clientele through various independent locations designated for Azimut retail sales. Our dealer agreement is multi-year term but requires us to be in compliance with its terms and conditions.

As is typical in the industry, we generally deal with manufacturers, other than the Sea Ray division of Brunswick and Azimut, under renewable annual dealer agreements. These agreements do not contain any contractual provisions concerning product pricing or required purchasing levels. Pricing is generally established on a model year basis, but is subject to change in the manufacturer's sole discretion. Any change or termination of these arrangements for any reason could adversely affect product availability and cost and our financial performance.

Boat manufacturers exercise substantial control over our business.

We depend on our dealer agreements. Through dealer agreements, boat manufacturers, including Brunswick and Azimut, exercise significant control over their dealers, restrict them to specified locations, and retain approval rights over changes in management and ownership, among other things. The continuation of our dealer agreements with most manufacturers, including Brunswick and Azimut, depends upon, among other things, our achieving stated goals for customer satisfaction ratings and market share penetration in the market served by the applicable dealership. Failure to meet the customer satisfaction, market share goals, and other conditions set forth in any dealer agreement could have various consequences, including the following:

- the termination of the dealer agreement;
- the imposition of additional conditions in subsequent dealer agreements;
- limitations on boat inventory allocations;
- reductions in reimbursement rates for warranty work performed by the dealer;
- loss of certain manufacturer to dealer incentives;
- denial of approval of future acquisitions; or
- the loss of exclusive rights to sell in the geographic territory.

These events could have a material adverse effect on our competitive position and financial performance.

The failure to receive rebates and other dealer incentives on inventory purchases or retail sales could substantially reduce our margins.

We rely on manufacturers' programs that provide incentives for dealers to purchase and sell particular boat makes and models or for consumers to buy particular boat makes or models. Any eliminations, reductions, limitations, or other changes relating to rebate or incentive programs that have the effect of reducing the benefits we receive, whether relating to the ability of manufacturers to pay or our ability to qualify for such incentive programs, could increase the effective cost of our boat purchases, reduce our margins and competitive position, and have a material adverse effect on our financial performance.

Fuel prices and supply may affect our business.

All of the recreational boats we sell are powered by diesel or gasoline engines. Consequently, an interruption in the supply, or a significant increase in the price or tax on the sale of fuel on a regional or national basis could have a material adverse effect on our sales and operating results. Increases in fuel prices (such as those that occurred during fiscal 2008) negatively impact boat sales. At various times in the past, diesel or gasoline fuel has been difficult to obtain. The supply of fuels may be interrupted, rationing may be imposed, or the price of or tax on fuels may significantly increase in the future, adversely impacting our business.

The availability of boat insurance is critical to our success.

The ability of our customers to secure reasonably affordable boat insurance that is satisfactory to lenders that finance our customers' purchases is critical to our success. Historically, affordable boat insurance has been available. With the hurricanes that have impacted the state of Florida and other markets over the past several years, insurance rates have escalated and insurance coverage has become more difficult to obtain. In addition, as a severe storm approaches land, insurance providers cease underwriting until the storm has passed. This loss of insurance prevents lenders from lending. As a result, sales of boats can be temporarily halted making our revenue difficult to predict and causing sales to be delayed or potentially cancelled. Any difficulty of customers to obtain affordable boat insurance could impede boat sales and adversely affect our business.

Other recreational activities and poor industry perception can adversely affect the levels of boat purchases.

Other recreational activities and poor industry perception can adversely affect the levels of boat purchases. As a seller of high-end consumer products, we must compete for discretionary spending with a wide variety of other recreational activities and consumer purchases. In addition, perceived hassles of boat ownership and relatively poor customer service and customer education throughout the retail boat industry represent impediments to boat purchases. Our customer-centric strategy is intended to overcome these perceptions.

Adverse federal tax policies can have a negative effect on us.

Changes in federal and state tax laws, such as an imposition of luxury taxes on new boat purchases, increases in prevailing tax rates, and removal of certain interest deductions, also influence consumers' decisions to purchase products we offer and could have a negative effect on our sales. For example, during 1991 and 1992, the federal government imposed a luxury tax on new recreational boats with sales prices in excess of $100,000, which coincided with a sharp decline in boating industry sales from a high of more than $17.9 billion in 1988 to a low of $10.3 billion in 1992. Any increase in tax rates, including those on capital gains and dividends, particularly those on high-income taxpayers, could adversely affect our boat sales.

The expansion and success of our on-line businesses depends on our ability to provide quality service to our Internet customers, and our future growth will be negatively impacted if we are not able to provide such services.

Our on-line businesses are subject to a number of risks and uncertainties that are beyond our control, including the following:

- changes in technology;
- changes in consumer willingness to purchase products via the Internet, including increases in consumer privacy concerns relating to the Internet;

- increases in software filters that may inhibit our ability to market our products and services over the Internet;
- changes in applicable federal and state regulation, such as the Federal Trade Commission Act, the Fair Credit Reporting Act, and the Gramm-Leach-Bliley Act and similar types of international laws;
- failure of our Internet service providers to perform their services properly and in a timely and efficient manner;
- failures in our infrastructure or by third parties, such as telephone or electric power service, resulting in website downtime or other problems;
- failure by us to process on-line customer orders accurately and timely, which may negatively impact both future on-line and in-store purchases by such customers;
- inability of our suppliers to provide warehousing and fulfillment services, which may negatively impact future on-line purchases by customers;
- our failure to assess and evaluate our suppliers to ensure that we offer products that are desired by boating enthusiasts;
- the potential exposure to liability with respect to third-party information, including copyright or trademark infringement or other wrongful acts of third parties; false or erroneous information provided by third parties; or illegal activities by third parties, such as the sale of stolen boats or other goods; and
- changing laws, rules, and regulations, such as the imposition of taxes, that could affect the desire of consumers to purchase goods over the Internet.

If we are not able to provide satisfactory service to our Internet customers, our future growth will be adversely affected. Further, we may also be vulnerable to competitive pressures from the growing e-commerce activity in our market, both as they may impact our own on-line business, and as they may impact the operating results and investment values of our existing physical locations.

We recently implemented new business initiatives that involve expenses but have not produced meaningful revenue.

We recently implemented programs to increase our sale over the Internet of used boats and a wide range of boating parts, accessories, supplies, and products; the sale of boats, boating parts, and accessories, as well as the offer of finance and insurance, or F&I, products at various offsite locations; and the charter of power and sailing yachts in the British Virgin Islands. None of these recently implemented programs have produced any meaningful revenue to date. We can provide no assurance whether these programs will be successful or that we will recover the costs we have incurred in their implementation.

Our recently launched yacht charter business exposes us to certain risks.

Our recently launched yacht charter business entails the sale by us of specifically designed yachts to third parties for inclusion in our yacht charter fleet; a yacht management agreement under which yacht owners enable us to put their yachts in our yacht charter program for a period of four to five years for a fixed monthly fee payable by us; our services in storing, insuring, and maintaining their yachts; and the charter by us of these yachts to vacation customers at agreed fees payable to us. Our failure to find purchasers for yachts intended for our charter fleet will increase our boat inventory and related operating costs; lack of sales into our charter fleet may result in increased losses due to market adjustments of our yacht charter inventory; and our failure to generate a sufficient number of vacation charter customers will require us to absorb all the costs of the monthly fees to the yacht owners as well as other operating costs.

Customers consider safety and reliability a primary concern in selecting a yacht charter provider. The yacht charter business may present a number of safety risks, including catastrophic disaster, adverse weather and marine conditions, mechanical failure and collision. If we are unable to maintain acceptable records for safety and reliability, our ability to retain current customers and attract new customers may be adversely affected. Additionally, any safety issue encountered during a yacht charter may result in claims against us as well as negative publicity. These events could have a material adverse effect on the competitive position and financial performance of both our yacht charter business and our core boat sales business.

The yacht charter business is also highly fragmented, consisting primarily of local operators and franchisees. Competition among charter operators is based on location, the type and size of yachts offered, charter rates, destinations serviced, and attention to customer service. Yacht charters also face competition from other travel and leisure options, including, but not limited to, cruises, hotels, resorts, theme parks, organized tours, land-based casino operators, and vacation ownership properties. We therefore risk losing business not only to other charter operators, but also to vacation operators that provide such alternatives.

Our success depends, in part, on our ability to continue to make successful acquisitions and to integrate the operations of acquired dealers and each dealer we acquire in the future.

Since March 1, 1998, we have acquired 23 recreational boat dealers, two boat brokerage operations, and two full-service yacht repair facilities. Each acquired dealer operated independently prior to its acquisition by us. Our success depends, in part, on our ability to continue to make successful acquisitions and to integrate the operations of acquired dealers, including centralizing certain functions to achieve cost savings and pursuing programs and processes that promote cooperation and the sharing of opportunities and resources among our dealerships. We may not be able to oversee the combined entity efficiently or to implement effectively our growth and operating strategies. To the extent that we successfully pursue our acquisition strategy, our resulting growth will place significant additional demands on our management and infrastructure. Our failure to pursue successfully our acquisition strategies or operate effectively the combined entity could have a material adverse effect on our rate of growth and operating performance.

Unforeseen expenses, difficulties, and delays frequently encountered in connection with rapid expansion through acquisitions could inhibit our growth and negatively impact our profitability.

Our growth strategy of acquiring additional recreational boat dealers involves significant risks. This strategy entails reviewing and potentially reorganizing acquired business operations, corporate infrastructure and systems, and financial controls. Unforeseen expenses, difficulties, and delays frequently encountered in connection with rapid expansion through acquisitions could inhibit our growth and negatively impact our profitability. We may be unable to identify suitable acquisition candidates or to complete the acquisitions of candidates that we identify. Increased competition for acquisition candidates or increased asking prices by acquisition candidates may increase purchase prices for acquisitions to levels beyond our financial capability or to levels that would not result in the returns required by our acquisition criteria. Acquisitions also may become more difficult or less attractive in the future as we acquire more of the most attractive dealers. In addition, we may encounter difficulties in integrating the operations of acquired dealers with our own operations or managing acquired dealers profitably without substantial costs, delays, or other operational or financial problems.

We may issue common or preferred stock and incur substantial indebtedness in making future acquisitions. The size, timing, and integration of any future acquisitions may cause substantial fluctuations in operating results from quarter to quarter. Consequently, operating results for any quarter may not be indicative of the results that may be achieved for any subsequent quarter or for a full fiscal year. These fluctuations could adversely affect the market price of our common stock.

Our ability to continue to grow through the acquisition of additional dealers will depend upon various factors, including the following:

- the availability of suitable acquisition candidates at attractive purchase prices;
- the ability to compete effectively for available acquisition opportunities;
- the availability of borrowed funds or common stock with a sufficient market price to complete the acquisitions;
- the ability to obtain any requisite manufacturer or governmental approvals;
- the ability to obtain approval of our lenders under our current credit agreement; and
- the absence of one or more manufacturers attempting to impose unsatisfactory restrictions on us in connection with their approval of acquisitions.

As a part of our acquisition strategy, we frequently engage in discussions with various recreational boat dealers regarding their potential acquisition by us. In connection with these discussions, we and each potential acquisition candidate exchange confidential operational and financial information, conduct due diligence inquiries, and consider the structure, terms, and conditions of the potential acquisition. In certain cases, the prospective acquisition candidate agrees not to discuss a potential acquisition with any other party for a specific period of time, grants us an option to purchase the prospective dealer for a designated price during a specific time period, and agrees to take other actions designed to enhance the possibility of the acquisition, such as preparing audited financial information and converting its accounting system to the system specified by us. Potential acquisition discussions frequently take place over a long period of time and involve difficult business integration and other issues, including in some cases, management succession and related matters. As a result of these and other factors, a number of potential acquisitions that from time to time appear likely to occur do not result in binding legal agreements and are not consummated.

We may be required to obtain the consent of Brunswick and various other manufacturers prior to the acquisition of other dealers.

In determining whether to approve acquisitions, manufacturers may consider many factors, including our financial condition and ownership structure. Manufacturers also may impose conditions on granting their approvals for acquisitions, including a limitation on the number of their dealers that we may acquire. Our ability to meet manufacturers' requirements for approving future acquisitions will have a direct bearing on our ability to complete acquisitions and effect our growth strategy. There can be no assurance that a manufacturer will not terminate its dealer agreement, refuse to renew its dealer agreement, refuse to approve future acquisitions, or take other action that could have a material adverse effect on our acquisition program.

We and the Sea Ray Division of Brunswick have an agreement extending through June 2015 that provides a process for the acquisition of additional Sea Ray boat dealers that desire to be acquired by us. Under the agreement, acquisitions of Sea Ray dealers will be mutually agreed upon by us and Sea Ray with reasonable efforts to be made to include a balance of Sea Ray dealers that have been successful and those that have not been. The agreement provides that Sea Ray will not unreasonably withhold its consent to any proposed acquisition of a Sea Ray dealer by us, subject to the conditions set forth in the agreement. Among other things, the agreement requires us to provide Sea Ray with a business plan for each proposed acquisition, including historical financial and five-year projected financial information regarding the acquisition candidate; marketing and advertising plans; service capabilities and managerial and staff personnel; information regarding the ability of the candidate to achieve performance standards within designated periods; and information regarding the success of our previous acquisitions of Sea Ray dealers. The agreement also contemplates Sea Ray reaching a good faith determination whether the acquisition would be in its best interest based on our dedication and focus of resources on the Sea Ray brand and Sea Ray's consideration of any adverse effects that the approval would have on the resulting territory configuration and adjacent or other dealers sales and the absence of any violation of applicable laws or rights granted by Sea Ray to others.

Our growth strategy also entails expanding our product lines and geographic scope by obtaining additional distribution rights from our existing and new manufacturers. We may not be able to secure additional distribution rights or obtain suitable alternative sources of supply if we are unable to obtain such distribution rights. The inability to expand our product lines and geographic scope by obtaining additional distribution rights could have a material adverse effect on the growth and profitability of our business.

Our growth strategy may require us to secure significant additional capital, the amount of which will depend upon the size, timing, and structure of future acquisitions and our working capital and general corporate needs.

If we finance future acquisitions in whole or in part through the issuance of common stock or securities convertible into or exercisable for common stock, existing stockholders will experience dilution in the voting power of their common stock and earnings per share could be negatively impacted. The extent to which we will be able and willing to use our common stock for acquisitions will depend on the market value of our common stock and the willingness of potential sellers to accept our common stock as full or partial consideration. Our inability to use our common stock as consideration, to generate cash from operations, or to obtain additional funding through debt or equity financings in order to pursue our acquisition program could materially limit our growth.

Any borrowings made to finance future acquisitions or for operations could make us more vulnerable to a downturn in our operating results, a downturn in economic conditions, or increases in interest rates on borrowings that are subject to interest rate fluctuations. If our cash flow from operations is insufficient to meet our debt service requirements, we could be required to sell additional equity securities, refinance our obligations, or dispose of assets in order to meet our debt service requirements. In addition, our credit arrangements contain financial covenants and other restrictions with which we must comply, including limitations on the incurrence of additional indebtedness. Adequate financing may not be available if and when we need it or may not be available on terms acceptable to us. The failure to obtain sufficient financing on favorable terms and conditions could have a material adverse effect on our growth prospects and our business, financial condition, and results of operations.

Our internal growth and operating strategies of opening new locations and offering new products involve risk.

In addition to pursuing growth by acquiring boat dealers, we intend to continue to pursue a strategy of growth through opening new retail locations and offering new products in our existing and new territories. Accomplishing these goals for expansion will depend upon a number of factors, including the following:

- our ability to identify new markets in which we can obtain distribution rights to sell our existing or additional product lines;
- our ability to lease or construct suitable facilities at a reasonable cost in existing or new markets;
- our ability to hire, train, and retain qualified personnel;
- the timely and effective integration of new retail locations into existing operations;
- our ability to achieve adequate market penetration at favorable operating margins without the acquisition of existing dealers; and
- our financial resources.

Our dealer agreements with Brunswick require Brunswick's consent to open, close, or change retail locations that sell Sea Ray products, and other dealer agreements generally contain similar provisions. We may not be able to open and operate new retail locations or introduce new product lines on a timely or profitable basis. Moreover, the costs associated with opening new retail locations or introducing new product lines may adversely affect our profitability.

As a result of these growth strategies, we expect to continue to expend significant time and effort in opening and acquiring new retail locations and introducing new products. Our systems, procedures, controls, and financial resources may not be adequate to support expanding operations. The inability to manage our growth effectively could have a material adverse effect on our business, financial condition, and results of operations.

Our planned growth also will impose significant added responsibilities on members of senior management and require us to identify, recruit, and integrate additional senior level managers. We may not be able to identify, hire, or train suitable additions to management.

Our business, as well as the entire recreational boating industry, is highly seasonal, with seasonality varying in different geographic markets.

During the three-year period ended September 30, 2013, the average revenue for the quarterly periods ended December 31, March 31, June 30, and September 30 represented approximately 18%, 26%, 30%, and 26%, respectively, of our average annual revenue. With the exception of Florida, we generally realize significantly lower sales and higher levels of inventories and related short-term borrowings in the quarterly periods ending December 31 and March 31. The onset of the public boat and recreation shows in January stimulates boat sales and allows us to reduce our inventory levels and related short-term borrowings throughout the remainder of the fiscal year. Our business could become substantially more seasonal if we acquire dealers that operate in colder regions of the United States.

Weather and environmental conditions may adversely impact our business.

Weather and environmental conditions may adversely impact our operating results. For example, drought conditions, reduced rainfall levels, excessive rain and environmental conditions, such as the BP oil spill in the Gulf of Mexico, may force boating areas to close or render boating dangerous or inconvenient, thereby curtailing customer demand for our products. While we traditionally maintain a full range of insurance coverage for any such events, there can be no assurance that such insurance coverage is adequate to cover losses that we sustain as a result of such disasters. In addition, unseasonably cool weather and prolonged winter conditions may lead to shorter selling seasons in certain locations. Many of our dealerships sell boats to customers for use on reservoirs, thereby subjecting our business to the continued viability of these reservoirs for boating use. Although our geographic diversity and any future geographic expansion should reduce the overall impact on us of adverse weather and environmental conditions in any one market area, weather and environmental conditions will continue to represent potential material adverse risks to us and our future operating performance.

In addition, hurricanes and other storms could result in the disruption of our operations or damage to our boat inventories and facilities as has been the case when Florida and other markets have been affected by hurricanes. While we traditionally maintain property and casualty insurance coverage for damage caused by hurricanes and other storms, there can be no assurance that such insurance coverage is adequate to cover losses that we may sustain as a result of hurricanes and other storms such as damage from Hurricane Sandy. We maintain insurance for property damage and business interruption, subject to deductibles.

We face intense competition.

We operate in a highly competitive environment. In addition to facing competition generally from non-boating recreation businesses seeking to attract discretionary spending dollars, the recreational boat industry itself is highly fragmented and involves intense competition for customers, product distribution rights, and suitable retail locations, particularly on or near waterways. Competition increases during periods of stagnant industry growth. During the recent recession, we have also faced competition from banks liquidating repossessed boats.

We compete primarily with single-location boat dealers and, with respect to sales of marine parts, accessories, and equipment, with national specialty marine parts and accessories stores, catalog retailers, sporting goods stores, and mass merchants. Competition among boat dealers is based on the quality of available products, the price and value of the products, and attention to customer service. There is significant competition both within markets we currently serve and in new markets that we may enter. We compete in each of our markets with retailers of brands of boats and engines we do not sell in that market. In addition, several of our competitors, especially those selling marine equipment and accessories, are large national or regional chains that have substantial financial, marketing, and other resources. Private sales of used boats represent an additional source of competition.

Due to various matters, including environmental concerns, permitting and zoning requirements, and competition for waterfront real estate, some markets in the United States have experienced an increased waiting list for marina and storage availability. In general, the markets in which we currently operate are not experiencing any unusual difficulties. However, marine retail activity could be adversely effected in markets that do not have sufficient marine and storage availability to satisfy demand.

We depend on income from financing, insurance, and extended service contracts.

A portion of our income results from referral fees derived from the placement or marketing of various finance and insurance, or F&I, products, consisting of customer financing, insurance products, and extended service contracts, the most significant component of which is the participation and other fees resulting from our sale of customer financing contracts. During fiscal 2013, F&I products accounted for 2.8% of our revenue.

The availability of financing for our boat purchasers and the level of participation and other fees we receive in connection with such financing depend on the particular agreement between us and the lender and the current rate environment. Lenders may impose terms in their boat financing arrangements with us that may be unfavorable to us or our customers, resulting in reduced demand for our customer financing programs and lower participation and other fees. Laws or regulations may be enacted nationally or locally which could result in fees from lenders being eliminated or reduced, materially impacting our operating results. Customer financing became more difficult to secure during fiscal 2008, which continued in each subsequent fiscal year through fiscal 2011.

The reduction of profit margins on sales of F&I products or the lack of demand for or the unavailability of these products could have a material adverse effect on our operating margins.

The Dodd-Frank Act established a new consumer financial protection agency with broad regulatory powers. Although boat dealers are generally excluded, the Dodd-Frank Act could lead to additional, indirect regulation of boat dealers through its regulation of other financial institutions which provide such financing to our customers.

We depend on key personnel.

Our success depends, in large part, upon the continuing efforts and abilities of our executive officers. Although we have employment agreements with certain of our executive officers, we cannot assure that these or other executive personnel will remain with us. Expanding our operations may require us to add additional executive personnel in the future. As a result of our decentralized operating strategy, we also rely on the management teams of our dealerships. In addition, we likely will depend on the senior management of any significant businesses we acquire in the future. The loss of the services of one or more of these key employees before we are able to attract and retain qualified replacement personnel could adversely affect our business.

The products we sell or service may expose us to potential liability for personal injury or property damage claims relating to the use of those products.

Manufacturers of the products we sell generally maintain product liability insurance. We also maintain third-party product liability insurance that we believe to be adequate. We may experience claims that are not covered by or that are in excess of our insurance coverage. The institution of any significant claims against us could subject us to damages, result in higher insurance costs, and harm our business reputation with potential customers.

Environmental and other regulatory issues may impact our operations.

Our operations are subject to extensive regulation, supervision, and licensing under various federal, state, and local statutes, ordinances, and regulations. The failure to satisfy those and other regulatory requirements could have a material adverse effect on our business, financial condition, and results of operations.

Various federal, state, and local regulatory agencies, including the Occupational Safety and Health Administration, or OSHA, the United States Environmental Protection Agency, or EPA, and similar federal and local agencies, have jurisdiction over the operation of our dealerships, repair facilities, and other operations, with respect to matters such as consumer protection, workers' safety, and laws regarding protection of the environment, including air, water, and soil. The EPA promulgated emissions regulations for outboard marine engines that impose stricter emissions standards for two-cycle, gasoline outboard marine engines. The majority of the outboard marine engines we sell are manufactured by Mercury Marine. Mercury Marine's product line of low-emission engines, including the OptiMax, Verado, and other four-stroke outboards, have achieved the EPA's mandated 2006 emission levels. Any increased costs of producing engines resulting from EPA standards, which could be passed on to us, or the inability of our manufacturers to comply with EPA requirements, could have a material adverse effect on our business.

Certain of our facilities own and operate underground storage tanks, or USTs, for the storage of various petroleum products. USTs are generally subject to federal, state, and local laws and regulations that require testing and upgrading of USTs and remediation of contaminated soils and groundwater resulting from leaking USTs. In addition, we may be subject to civil liability to third parties for remediation costs or other damages if leakage from our owned or operated USTs migrates onto the property of others.

Our business involves the use, handling, storage, and contracting for recycling or disposal of hazardous or toxic substances or wastes, including environmentally sensitive materials, such as motor oil, waste motor oil and filters, transmission fluid, antifreeze, freon, waste paint and lacquer thinner, batteries, solvents, lubricants, degreasing agents, gasoline, and diesel fuels. Accordingly, we are subject to regulation by federal, state, and local authorities establishing investigation and health and environmental quality standards, and liability related thereto, and providing penalties for violations of those standards.

We also are subject to laws, ordinances, and regulations governing investigation and remediation of contamination at facilities we operate or to which we send hazardous or toxic substances or wastes for treatment, recycling, or disposal. In particular, the Comprehensive Environmental Response, Compensation and Liability Act, or CERCLA or "Superfund," imposes joint, strict, and several liability on:

- owners or operators of facilities at, from, or to which a release of hazardous substances has occurred;
- parties that generated hazardous substances that were released at such facilities; and
- parties that transported or arranged for the transportation of hazardous substances to such facilities.

A majority of states have adopted Superfund statutes comparable to and, in some cases, more stringent than CERCLA. If we were to be found to be a responsible party under CERCLA or a similar state statute, we could be held liable for all investigative and remedial costs associated with addressing such contamination. In addition, claims alleging personal injury or property damage may be brought against us as a result of alleged exposure to hazardous substances resulting from our operations. In addition, certain of our retail locations are located on waterways that are subject to federal or state laws regulating navigable waters (including oil pollution prevention), fish and wildlife, and other matters.

Soil and groundwater contamination has been known to exist at certain properties owned or leased by us. We have also been required and may in the future be required to remove aboveground and underground storage tanks containing hazardous substances or wastes. As to certain of our properties, specific releases of petroleum have been or are in the process of being remediated in accordance with state and federal guidelines. We are monitoring the soil and groundwater as required by applicable state and federal guidelines. We also may have additional storage tank liability insurance and Superfund coverage where applicable. Environmental laws and regulations are complex and subject to frequent change. Compliance with amended, new, or more stringent laws or regulations, more strict interpretations of existing laws, or the future discovery of environmental conditions may require additional expenditures by us, and such expenditures may be material.

Three of the properties we own were historically used as gasoline service stations. Remedial action with respect to prior historical site activities on these properties has been completed in accordance with federal and state law. Also, one of our properties is within the boundaries of a Superfund site, although it has not been identified as a contributor to the contamination in the area.

Additionally, certain states have required or are considering requiring a license in order to operate a recreational boat. These regulations could discourage potential buyers, thereby limiting future sales and adversely affecting our business, financial condition, and results of operations.

The market price of our common stock could be subject to wide fluctuations as a result of many factors.

Factors that could affect the trading price of our common stock include the following:

- variations in our operating results;
- the thin trading volume and relatively small public float of our common stock;
- our ability to continue to secure adequate levels of financing;
- variations in same-store sales;
- general economic, political, and market conditions;

- changes in earnings estimates published by analysts;
- the level and success of our acquisition program and new store openings;
- the success of dealership integration;
- relationships with manufacturers;
- seasonality and weather conditions;
- governmental policies and regulations;
- the performance of the recreational boat industry in general; and
- factors relating to suppliers and competitors.

In addition, market demand for small-capitalization stocks, and price and volume fluctuations in the stock market unrelated to our performance could result in significant fluctuations in the market price of our common stock.

The performance of our common stock could adversely affect our ability to raise equity in the public markets and adversely affect our acquisition program.

The issuance of additional capital stock in the future, including shares that we may issue pursuant to stock-based grants, including stock option grants, and future acquisitions, may result in dilution in the net tangible book value per share of our common stock.

Our board of directors has the legal power and authority to determine the terms of an offering of shares of our capital stock, or securities convertible into or exchangeable for these shares, to the extent of our shares of authorized and unissued capital stock. The issuance of additional common stock in the future, including shares that we may issue pursuant to stock-based grants, including stock option grants, and future acquisitions, may result in dilution in the net tangible book value per share of our common stock.

A substantial number of shares are eligible for future sale.

As of September 30, 2013, there were 23,545,595 shares of our common stock outstanding. Substantially all of these shares are freely tradable without restriction or further registration under the securities laws, unless held by an "affiliate" of our company, as that term is defined in Rule 144 under the securities laws. Shares held by affiliates of our company, which generally include our directors, officers, and certain principal stockholders, are subject to the resale limitations of Rule 144 described below. Outstanding shares of common stock issued in connection with the acquisition of any acquired dealers are available for resale beginning six months after the respective dates of the acquisitions, subject to compliance with the provisions of Rule 144 under the securities laws.

Through September 30, 2013, we have issued options to purchase approximately 4,653,464 shares of common stock and 558,999 restricted stock awards under our incentive stock plans, and we issued 596,030 shares of common stock under our employee stock purchase plan. We have filed a registration statement under the securities laws to register the common stock to be issued under these plans. As a result, shares issued under these plans will be freely tradable without restriction unless acquired by affiliates of our company, who will be subject to the volume and other limitations of Rule 144.

We may issue additional shares of common stock or preferred stock under the securities laws as part of any acquisition we may complete in the future. If issued pursuant to an effective registration statement, these shares generally will be freely tradable after their issuance by persons not affiliated with us or the acquired companies.

We do not pay cash dividends.

We have never paid cash dividends on our common stock and we have no current intention to do so for the foreseeable future.

Certain provisions of our restated certificate of incorporation and bylaws and Delaware law may make a change in the control of our company more difficult to complete, even if a change in control were in the stockholders' interest or might result in a premium over the market price for the shares held by the stockholders.

Our certificate of incorporation and bylaws divide our board of directors into three classes of directors elected for staggered three-year terms. The certificate of incorporation also provides that the board of directors may authorize the issuance of one or more series of preferred stock from time to time and may determine the rights, preferences, privileges, and restrictions and fix the number of shares of any such series of preferred stock, without any vote or action by our stockholders. The board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of common stock. The certificate of incorporation also allows our board of directors to fix the number of directors and to fill vacancies on the board of directors.

We also are subject to the anti-takeover provisions of Section 203 of the Delaware General Corporation Law, which prohibits us from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an "interested stockholder," unless the business combination is approved in a prescribed manner. Certain of our dealer agreements could also make it difficult for a third party to attempt to acquire a significant ownership position in our company.

Our sales of yachts produced by the Azimut-Benetti Group in Italy and motor and sailing yachts produced by Sino Eagle in China expose us to international political, economic, and other risks.

Our sales of yachts produced by the Azimut-Benetti Group in Italy and yachts for our yacht charter fleet produced by Sino Eagle in China expose us to international political, economic, and other risks. Protectionist trade legislation in the United States, Italy, or China, such as a change in current tariff structures, export or import compliance laws, or other trade policies could adversely affect our ability to import yachts from these foreign suppliers under economically favorable terms and conditions. Our foreign purchase of yachts create a number of logistical and communications challenges. The economic, political, and other risks we face resulting from these foreign purchases include the following:

- compliance with U.S. and local laws and regulatory requirements as well as changes in those laws and requirements;
- transportation delays or interruptions and other effects of less developed infrastructures;
- limitations on imports and exports;
- foreign exchange rate fluctuations;
- imposition of restrictions on currency conversion or the transfer of funds;
- tariffs and duties and other trade barrier restrictions;
- maintenance of quality standards;
- unexpected changes in regulatory requirements;
- differing labor regulations;
- potentially adverse tax consequences;
- possible employee turnover or labor unrest;
- the burdens and costs of compliance with a variety of foreign laws; and
- political or economic instability.

Item 1B. ***Unresolved Staff Comments***

Not applicable.

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Item 2. *Properties*

We lease our corporate offices in Clearwater, Florida. We also lease 30 of our retail locations under leases, many of which contain multi-year renewal options and some of which grant us a first right of refusal to purchase the property at fair value. In most cases, we pay a fixed rent at negotiated rates. In substantially all of the leased locations, we are responsible for taxes, utilities, insurance, and routine repairs and maintenance. We own the property associated with 24 other retail locations we operate and one joint venture as noted below. Additionally, we own six retail locations that are currently closed as noted below.

The following table reflects the status, approximate size, and facilities of the various retail locations we operate as of the date of this report.

Location	Location Type	Square Footage(1)	Facilities at Property	Operated Since(2)	Waterfront
Alabama					
Gulf Shores	Company owned	4,000	Retail and service	1998	—
Arizona					
Tempe	Company owned	34,000	Retail and service	1992	—
California					
San Diego	Third-party lease	700	Retail only	2011	San Diego Bay
Connecticut					
Norwalk	Third-party lease	7,000	Retail and service	1994	Norwalk Harbor
Westbrook	Third-party lease	4,200	Retail and service	1998	Westbrook Harbor
Florida					
Cape Haze(4)	Company owned	18,000	Retail, 8 wet slips	—	Intracoastal Waterway
Clearwater	Company owned	42,000	Retail and service; 20 wet slips	1973	Tampa Bay
Cocoa	Company owned	15,000	Retail and service	1968	—
Dania	Company owned	32,000	Repair and service; 16 wet slips	1991	Port Everglades
Daytona Beach	Third-party lease	16,000	Retail and service	2007	—
Fort Myers	Third-party lease	5,000	Retail, service, and storage	1983	—
Jacksonville	Company owned	15,000	Retail and service	2004	—
Key Largo	Third-party lease	8,900	Retail and service; 6 wet slips	2002	Card Sound
Miami	Company owned	7,200	Retail and service; 15 wet slips	1980	Little River
Miami	Company owned	5,000	Service only; 11 wet slips	2005	Little River
Naples	Company owned	19,600	Retail and service; 14 wet slips	1997	Naples Bay
North Palm Beach(4)	Company owned	22,800	Retail and service; 8 wet slips	—	Intracoastal Waterway
Orlando	Third-party lease	18,389	Retail and service	1984	—
Panama City	Third-party lease	10,500	Retail only; 8 wet slips	2011	Saint Andrews Bay
Pensacola	Third-party lease	24,300	Retail and service	1974	—
Pompano Beach	Company owned	23,000	Retail and service; 16 wet slips	1990	Intracoastal Waterway
Pompano Beach	Company owned	5,400	Retail and service; 24 wet slips	2005	Intracoastal Waterway
Sarasota	Third-party lease	26,500	Retail, service, and storage; 15 wet slips	1972	Sarasota Bay
St. Petersburg(3)	Joint venture	15,000	Yacht service, 20 wet slips	2006	Boca Ciega Bay
Stuart	Company owned	29,100	Retail and service; 66 wet slips	2002	Intracoastal Waterway

Location	Location Type	Square Footage(1)	Facilities at Property	Operated Since(2)	Waterfront
Tampa(4)	Company owned	13,100	Retail and service	—	—
Venice	Company owned	62,000	Retail, service, and storage; 90 wet slips	1972	Intracoastal Waterway
Georgia					
Buford (Atlanta)	Company owned	13,500	Retail and service	2001	—
Cumming (Atlanta)	Third-party lease	13,000	Retail and service; 50 wet slips	1981	Lake Lanier
Maryland					
Baltimore	Third-party lease	7,600	Retail and service; 17 wet slips	2005	Baltimore Inner Harbor
Joppa	Company owned	28,400	Retail, service, and storage; 294 wet slips	1966	Gunpowder River
White Marsh(4)	Company owned	19,800	Retail and service	—	—
Minnesota					
Bayport	Third-party lease	450	Retail only; 10 wet slips	1996	St Croix River
Excelsior	Third-party lease	2,500	Retail only; 14 wet slips	2013	Lake Minnetonka
Rogers	Company owned	70,000	Retail, service, and storage	1991	—
Walker	Company owned	76,400	Retail, service, and storage	1989	—
Walker	Company owned	6,800	Retail and service; 93 wet slips	1977	Leech Lake
Missouri					
Branson	Third-party lease	1,500	Retail only; 6 wet slips	2000	Table Rock Lake
Lake Ozark	Company owned	60,300	Retail, service, and storage; 300 wet slips	1987	Lake of the Ozarks
Laurie(4)	Company owned	700	Retail and service	—	—
Osage Beach	Company owned	2,000	Retail and service	—	—
Springfield(4)	Company owned	12,200	Retail and service	—	—
New Jersey					
Brant Beach	Third-party lease	3,800	Retail, service, and storage; 36 wet slips	1965	Barnegat Bay
Brick	Company owned	20,000	Retail, service, and storage; 225 wet slips	1977	Manasquan River
Lake Hopatcong	Third-party lease	4,600	Retail and service; 80 wet slips	1998	Lake Hopatcong
Ship Bottom	Third-party lease	19,300	Retail and service	1972	—
Somers Point	Third-party lease	31,000	Retail, service, and storage; 33 wet slips	1987	Little Egg Harbor Bay
New York					
Copiague	Third-party lease	15,000	Retail only	1993	—
Huntington	Third-party lease	1,200	Retail and service	1995	Huntington Harbor and Long Island Sound
Lindenhurst (Marina)	Third-party lease	14,600	Retail, marina, service, and storage; 370 wet slips	1968	Neguntatogue Creek to Great South Bay
Manhattan	Third-party lease	1,200	Retail only; 75 wet slips	1996	Hudson River
North Carolina					
Southport	Third-party lease	1,600	Retail only	2008	Cape Fear River

Wrightsville Beach	Third-party lease	34,500	Retail, service, and storage	1996	Masonboro Inlet

Location	Location Type	Square Footage(1)	Facilities at Property	Operated Since(2)	Waterfront
Ohio					
Port Clinton	Company owned	80,000	Retail, service and storage; 8 wet slips	1997	Lake Erie
Oklahoma					
Afton	Third-party lease	3,500	Retail and service; 23 wet slips	2003	Grand Lake
Rhode Island					
Newport	Third-party lease	700	Retail only	2011	Newport Harbor
Warwick	Third-party lease	4,400	Retail and service	1998	Greenwich Bay
Tennessee					
Chattanooga	Third-party lease	3,000	Retail only; 12 wet slips	2005	Tennessee River
Texas					
Lewisville (Dallas)	Company owned	22,000	Retail and service	2002	—
Seabrook	Company owned	32,000	Retail and service; 30 wet slips	2002	Clear Lake
British Virgin Islands					
Tortola	Third-party lease	1,050	Vacation Charters; 12 wet slips	2011	Maya Cove

(1) Square footage is approximate and does not include outside sales space or dock or marina facilities.

(2) Operated since date is the date the facility was opened by us or opened prior to its acquisition by us.

(3) Joint venture entered into with Brunswick to acquire marina and service facility.

(4) Owned location that is currently closed.

Item 3. *Legal Proceedings*

We are party to various legal actions arising in the ordinary course of business. While it is not feasible to determine the actual outcome of these actions as of September 30, 2013, we do not believe that these matters will have a material adverse effect on our consolidated financial condition, results of operations, or cash flows.

On January 26, 2012, certain former shareholders of Surfside - 3 Marina, Inc., a company we acquired in March 2006, filed a lawsuit in the United States District Court for the Eastern District of New York, naming the Company and certain of our directors and officers as defendants. The lawsuit alleged, in twelve counts, a failure to timely lift stock transfer restrictions on stock acquired by the plaintiffs in the acquisition, which allegedly delayed the plaintiffs from selling the shares while the defendants sold shares in the marketplace. The lawsuit claimed damages in excess of $7 million. On December 3, 2012, the District Court issued an order dismissing all of our directors and officers from the action and dismissing eleven of the twelve counts, leaving only the breach of contract claim against the Company to proceed and allowing the plaintiff to replead their alleged common law fraud claim within 30 days. On January 3, 2013, the plaintiffs filed a Second Amended Complaint, re-alleging their breach of contract claim, as well as three fraud claims against the Company and certain directors and officers. The Second Amended Complaint alleges damages in excess of $10 million. On March 7, 2013, the District Court issued an order dismissing the three fraud claims against the Company and our directors and officers. On March 21, 2013, we filed an Answer to the Second Amended Complaint, denying any liability to the plaintiffs. On July 15, 2013, we filed a Motion for Summary Judgment dismissing the plaintiffs' remaining breach of contract claim against the Company. On August 22, 2013, the District Court granted our Motion for Summary Judgment and entered judgment for the Company. On September 20, 2013, the plaintiffs filed their Notice of Appeal. We continue to believe that the case is without merit and, as a result, should not have a material adverse effect on our consolidated financial condition, results of operations, or cash flows.

Item 4. ***Mine Safety Disclosures***

Not applicable.

PART II

Item 5. ***Market for the Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities***

Market Information, Holders

Our common stock has been traded on the New York Stock Exchange under the symbol HZO since our initial public offering on June 3, 1998 at $12.50 per share. The following table sets forth high and low sale prices of the common stock for each calendar quarter indicated as reported on the New York Stock Exchange.

	High	Low
2011		
First quarter	$ 9.99	$ 7.92
Second quarter	$ 10.63	$ 7.51
Third quarter	$ 9.67	$ 5.50
Fourth quarter	$ 8.49	$ 5.51
2012		
First quarter	$ 9.28	$ 6.34
Second quarter	$ 11.24	$ 7.84
Third quarter	$ 10.03	$ 6.82
Fourth quarter	$ 9.05	$ 7.17
2013		
First quarter	$ 14.18	$ 8.60
Second quarter	$ 13.72	$ 10.85
Third quarter	$ 13.04	$ 10.17
Fourth quarter (through December 3, 2013)	$ 16.95	$ 12.01

On December 3, 2013, the closing sale price of our common stock was $15.50 per share. On December 3, 2013, there were approximately 100 record holders and approximately 3,400 beneficial owners of our common stock.

Dividends

We have never declared or paid cash dividends on our common stock. We currently plan to retain any earnings to finance the growth of our business rather than to pay cash dividends. Payments of any cash dividends in the future will depend on our financial condition, results of operations, and capital requirements as well as other factors deemed relevant by our board of directors.

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Purchases of Equity Securities by the Issuer

The following table presents information with respect to our repurchases of our common stock during the three months ended September 30, 2013.

Period	Total Number of Shares Purchased (1)	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Value of Shares that may be Purchased Under the Plans or Programs
July 1, 2013 to July 31, 2013	—	$ —	—	—
August 1, 2013 to August 31, 2013	—	—	—	—
September 1, 2013 to September 30, 2013	12,882	12.20	—	—
Total	12,882		—	

(1) All of the shares reported above as purchased are attributable to shared tendered by employees for the payment of applicable withholding taxes.

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Performance Graph

The following line graph compares cumulative total stockholder returns for the five years ended September 30, 2013 for (i) our common stock, (ii) the Russell 2000 Index, and (iii) the Nasdaq Retail Trade Index. The graph assumes an investment of $100 on September 30, 2008. The calculations of cumulative stockholder return on the Russell 2000 Index and the Nasdaq Retail Trade Index include reinvestment of dividends. The calculation of cumulative stockholder return on our common stock does not include reinvestment of dividends because we did not pay any dividends during the measurement period. The historical performance shown is not necessarily indicative of future performance.


COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
Among MarineMax, Inc., the Russell 2000 Index, and the NASDAQ Retail Trade Index
$350
$300
$250
$200
$150
$100
$50
$0
9/08
9/09
9/10
9/11
9/12
9/13
MarineMax, Inc.
Russell 2000
NASDAQ Retail Trade

*$100 invested on 9/30/08 in stock or index, including reinvestment of dividends.
Fiscal year ending September 30.

The performance graph above shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or Exchange Act, or otherwise subject to the liability of that section. The performance graph above will not be deemed incorporated by reference into any filing of our company under the Exchange Act or the Securities Act of 1933, as amended.

Item 6. ***Selected Financial Data***

The following table contains certain financial and operating data and is qualified by the more detailed consolidated financial statements and notes thereto included elsewhere in this report. The balance sheet and statement of operations data were derived from the consolidated financial statements and notes thereto that have been audited by Ernst & Young LLP and KPMG LLP, independent registered certified public accounting firms. The financial data shown below should be read in conjunction with the consolidated financial statements and the related notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this report.

	Fiscal Year Ended September 30,				
	2009	2010	2011	2012	2013
	(Amounts in thousands except share, per share, and retail location data)				
Statement of Operations Data:					
Revenue	$ 588,585	$ 450,340	$ 480,894	$ 524,456	$ 584,497
Cost of sales	499,925	339,533	361,400	391,173	433,644
Gross profit	88,660	110,807	119,494	133,283	150,853
Selling, general, and administrative expenses	159,998	123,972	127,896	127,913	132,505
(Loss) income from operations	(71,338)	(13,165)	(8,402)	5,370	18,348
Interest expense, net	14,064	3,926	3,488	4,447	4,218
(Loss) income before income tax (benefit) provision	(85,402)	(17,091)	(11,890)	923	14,130
Income tax (benefit) provision	(8,630)	(19,588)	(367)	(176)	(894)
Net (loss) income	$ (76,772)	$ 2,497	$ (11,523)	$ 1,099	$ 15,024
Net (loss) income per share:					
Diluted	$ (4.11)	$ 0.11	$ (0.52)	$ 0.05	$ 0.63
Weighted average number of shares:					
Diluted	18,685,423	22,597,953	22,375,271	22,335,918	24,003,728
Other Data (as of year-end):					
Number of retail locations (1)	55	56	54	53	54
Sales per store (2) (4)	$ 11,285	$ 8,779	$ 9,913	$ 10,646	$ 12,757
Same-store sales growth (3) (4)	(29)%	(17)%	8%	11%	11%

	September 30,				
	2009	2010	2011	2012	2013
Balance Sheet Data:					
Working capital	$ 95,914	$ 102,951	$ 95,536	$ 101,745	$ 116,439
Total assets	393,644	336,760	363,129	365,121	381,902
Goodwill	—	—	—	452	802
Long-term debt (including current portion) (5)	—	—	—	—	—
Total stockholders' equity	197,756	202,030	195,000	200,944	221,812

(1) Includes only those retail locations open at period end.
(2) Includes only those stores open for the entire preceding 12-month period.
(3) New and acquired stores are included in the comparable base at the end of the store's thirteenth month of operations.
(4) A store is one or more retail locations that are adjacent or operate as one entity. Sales per store and same-store sales growth is intended only as supplemental information and is not a substitute for revenue or net income presented in accordance with generally accepted accounting principles.
(5) Amount excludes our short-term borrowings for working capital and inventory financing.

Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations*

The following should be read in conjunction with Part I, including the matters set forth in the "Risk Factors" section of this report, and our Consolidated Financial Statements and notes thereto included elsewhere in this report.

Overview

We are the largest recreational boat retailer in the United States with fiscal 2013 revenue in excess of $580 million. Through our current 54 retail locations in 18 states, we sell new and used recreational boats and related marine products, including engines, trailers, parts, and accessories. We also arrange related boat financing, insurance, and extended service contracts; provide boat repair and maintenance services; offer yacht and boat brokerage services; and, where available, offer slip and storage accommodations. We recently implemented programs to increase our sale over the Internet of used boats and a wide range of boating parts, accessories, supplies, and products; the sale of boats, boating parts, and accessories, as well as the offer of finance and insurance, or F&I, products at various offsite locations; and the charter of power and sailing yachts in the British Virgin Islands. None of these recently implemented programs have had a material effect on our consolidated financial statements.

MarineMax was incorporated in January 1998. We commenced operations with the acquisition of five independent recreational boat dealers on March 1, 1998. Since the initial acquisitions in March 1998, we have acquired 23 recreational boat dealers, two boat brokerage operations, and two full-service yacht repair facilities. As a part of our acquisition strategy, we frequently engage in discussions with various recreational boat dealers regarding their potential acquisition by us. Potential acquisition discussions frequently take place over a long period of time and involve difficult business integration and other issues, including, in some cases, management succession and related matters. As a result of these and other factors, a number of potential acquisitions that from time to time appear likely to occur do not result in binding legal agreements and are not consummated. We completed a relatively small acquisition in each of the fiscal years ended September 30, 2011, 2012, and 2013.

General economic conditions and consumer spending patterns can negatively impact our operating results. Unfavorable local, regional, national, or global economic developments or uncertainties regarding future economic prospects could reduce consumer spending in the markets we serve and adversely affect our business. Economic conditions in areas in which we operate dealerships, particularly Florida in which we generated approximately 50%, 49%, and 51% of our revenue during fiscal 2011, 2012, and 2013, respectively, can have a major impact on our operations. Local influences, such as corporate downsizing, military base closings, and inclement weather such as Hurricane Sandy, environmental conditions, and specific events, such as the BP oil spill in the Gulf of Mexico, also could adversely affect our operations in certain markets.

In an economic downturn, consumer discretionary spending levels generally decline, at times resulting in disproportionately large reductions in the sale of luxury goods. Consumer spending on luxury goods also may decline as a result of lower consumer confidence levels, even if prevailing economic conditions are favorable. As a result, an economic downturn could impact us more than certain of our competitors due to our strategic focus on a higher end of our market. Although we have expanded our operations during periods of stagnant or modestly declining industry trends, the cyclical nature of the recreational boating industry or the lack of industry growth may adversely affect our business, financial condition, and results of operations. Any period of adverse economic conditions or low consumer confidence has a negative effect on our business.

Lower consumer spending resulting from a downturn in the housing market and other economic factors adversely affected our business in fiscal 2007, and continued weakness in consumer spending and depressed economic conditions had a substantial negative effect on our business in each subsequent fiscal year, including to a more limited extent in fiscal 2012 and 2013. These conditions have caused us to substantially reduce our acquisition program, delay new store openings, reduce our inventory purchases, engage in inventory reduction efforts, close a number of our retail locations, reduce our headcount, and amend and replace our credit facility. Acquisitions and new store openings remain important strategies to our company, and we plan to accelerate our growth through these strategies when more normal economic conditions return. However, we cannot predict the length or severity of these unfavorable economic or financial conditions or the extent to which they will continue to adversely affect our operating results nor can we predict the effectiveness of the measures we have taken to address this environment or whether additional measures will be necessary.

Although economic conditions have adversely affected our operating results, we have capitalized on our core strengths to substantially outperform the industry, resulting in market share gains. Our ability to capture such market share supports the alignment of our retailing strategies with the desires of consumers. We believe the steps we have taken to address weak market conditions will yield an increase in future revenue. As general economic trends improve, we expect our core strengths and retailing strategies will position us to capitalize on growth opportunities as they occur and will allow us to emerge from this challenging economic environment with greater earnings potential.

Application of Critical Accounting Policies

We have identified the policies below as critical to our business operations and the understanding of our results of operations. The impact and risks related to these policies on our business operations is discussed throughout Management's Discussion and Analysis of Financial Condition and Results of Operations when such policies affect our reported and expected financial results.

In the ordinary course of business, we make a number of estimates and assumptions relating to the reporting of results of operations and financial condition in the preparation of our financial statements in conformity with accounting principles generally accepted in the United States. We base our estimates on historical experiences and on various other assumptions that we believe are reasonable under the circumstances. The results form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ significantly from those estimates under different assumptions and conditions. We believe that the following discussion addresses our most critical accounting policies, which are those that are most important to the portrayal of our financial condition and results of operations and require our most difficult, subjective, and complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain.

Revenue Recognition

We recognize revenue from boat, motor, and trailer sales and parts and service operations at the time the boat, motor, trailer, or part is delivered to or accepted by the customer or the service is completed. We recognize deferred revenue from service operations and slip and storage services on a straight-line basis over the term of the contract or when service is completed. We recognize commissions earned from a brokerage sale at the time the related brokerage transaction closes. We recognize commissions earned by us for placing notes with financial institutions in connection with customer boat financing when we recognize the related boat sales. We recognize marketing fees earned on credit life, accident, disability, gap, and hull insurance products sold by third-party insurance companies at the later of customer acceptance of the insurance product as evidenced by contract execution or when the related boat sale is recognized. We also recognize commissions earned on extended warranty service contracts sold on behalf of third-party insurance companies at the later of customer acceptance of the service contract terms as evidenced by contract execution or recognition of the related boat sale.

Certain finance and extended warranty commissions and marketing fees on insurance products may be charged back if a customer terminates or defaults on the underlying contract within a specified period of time. Based upon our experience of terminations and defaults, we maintain a chargeback allowance that was not material to our financial statements taken as a whole as of September 30, 2012 or 2013. Should results differ materially from our historical experiences, we would need to modify our estimate of future chargebacks, which could have a material adverse effect on our operating margins.

Vendor Consideration Received

We account for consideration received from our vendors in accordance with FASB Accounting Standards Codification 605-50, "Revenue Recognition - Customer Payments and Incentives" ("ASC 605-50"). ASC 605-50 requires us to classify interest assistance received from manufacturers as a reduction of inventory cost and related cost of sales as opposed to netting the assistance against our interest expense incurred with our lenders. Pursuant to ASC 605-50, amounts received by us under our co-op assistance programs from our manufacturers are netted against related advertising expenses.

Inventories

Inventory costs consist of the amount paid to acquire inventory, net of vendor consideration and purchase discounts, the cost of equipment added, reconditioning costs, and transportation costs relating to acquiring inventory for sale. We state new and used boat, motor, and trailer inventories at the lower of cost, determined on a specific-identification basis, or market. We state parts and accessories at the lower of cost, determined on an average cost basis, or market. We utilize our historical experience, the aging of the inventories, and our consideration of current market trends as the basis for determining a lower of cost or market valuation allowance. As of September 30, 2012 and 2013, our lower of cost or market valuation allowance was $2.8 million and $1.8 million, respectively. If events occur and market conditions change, causing the fair value to fall below carrying value, the lower of cost or market valuation allowance could increase.

Goodwill

We account for goodwill in accordance with FASB Accounting Standards Codification 350, "Intangibles - Goodwill and Other" ("ASC 350"), which provides that the excess of cost over net assets of businesses acquired is recorded as goodwill. The acquisitions of Bassett Marine, LLC and Parker Boat Company resulted in goodwill of $802,000. In accordance with ASC 350, we review goodwill for impairment at least annually and whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Our annual impairment test is performed during the fourth fiscal quarter. If the carrying amount of goodwill exceeds its fair value we would recognize an impairment loss in accordance with ASC 350. As of September 30, 2013, and based upon our most recent analysis, we determined through our qualitative assessment that it is not "more likely than not" that the fair values of our reporting units are less than their carrying values. As a result, we were not required to perform the two-step goodwill impairment test.

Impairment of Long-Lived Assets

FASB Accounting Standards Codification 360-10-40, "Property, Plant, and Equipment - Impairment or Disposal of Long-Lived Assets" ("ASC 360-10-40"), requires that long-lived assets, such as property and equipment and purchased intangibles subject to amortization, be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of the asset is measured by comparison of its carrying amount to undiscounted future net cash flows the asset is expected to generate. If such assets are considered to be impaired, the impairment to be recognized is measured as the amount by which the carrying amount of the asset exceeds its fair market value. Estimates of expected future cash flows represent our best estimate based on currently available information and reasonable and supportable assumptions. Any impairment recognized in accordance with ASC 360-10-40 is permanent and may not be restored. Based upon our most recent analysis, we believe no impairment of long-lived assets existed at September 30, 2013.

Stock-Based Compensation

We account for our stock-based compensation plans following the provisions of FASB Accounting Standards Codification 718, "Compensation — Stock Compensation" ("ASC 718"). In accordance with ASC 718, we use the Black-Scholes valuation model for valuing all stock-based compensation and shares purchased under our Employee Stock Purchase Plan. We measure compensation for restricted stock awards and restricted stock units at fair value on the grant date based on the number of shares expected to vest and the quoted market price of our common stock. For restricted stock units with market conditions, we utilize a Monte Carlo simulation embedded in a lattice model to determine the fair value. We recognize compensation cost for all awards in operations, net of estimated forfeitures, on a straight-line basis over the requisite service period for each separately vesting portion of the award.

Income Taxes

We account for income taxes in accordance with FASB Accounting Standards Codification 740, "Income Taxes" ("ASC 740"). Under ASC 740, we recognize deferred tax assets and liabilities for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. We measure deferred tax assets and liabilities using enacted tax rates expected to apply to taxable income in the years in which we expect those temporary differences to be recovered or settled. We record valuation allowances to reduce our deferred tax assets to the amount expected to be realized by considering all available positive and negative evidence.

Pursuant to ASC 740, we must consider all positive and negative evidence regarding the realization of deferred tax assets, including past operating results and future sources of taxable income. Under the provisions of ASC 740-10, we determined that our net deferred tax asset needed to be fully reserved given recent earnings and industry trends.

For a more comprehensive list of our accounting policies, including those which involve varying degrees of judgment, see Note 2 — "Significant Accounting Policies" of Notes to Consolidated Financial Statements.

Results of Operations

The following table sets forth certain financial data as a percentage of revenue for the periods indicated:

	Fiscal Year Ended September 30,					
	2011		2012		2013	
	(Amounts in thousands)					
Revenue	$ 480,894	100.0%	$ 524,456	100.0%	$ 584,497	100.0%
Cost of sales	361,400	75.1%	391,173	74.6%	433,644	74.2%
Gross profit	119,494	24.9%	133,283	25.4%	150,853	25.8%
Selling, general, and administrative expenses	127,896	26.6%	127,913	24.4%	132,505	22.7%
(Loss) income from operations	(8,402)	(1.8%)	5,370	1.0%	18,348	3.1%
Interest expense	3,488	0.7%	4,447	0.9%	4,218	0.7%
(Loss) income before income tax benefit	(11,890)	(2.5%)	923	0.2%	14,130	2.4%
Income tax benefit	367	0.1%	176	0.0%	894	0.2%
Net (loss) income	$ (11,523)	(2.4%)	$ 1,099	0.2%	$ 15,024	2.6%

Fiscal Year Ended September 30, 2013 Compared with Fiscal Year Ended September 30, 2012

Revenue. Revenue increased $60.0 million, or 11.5%, to $584.5 million for the fiscal year ended September 30, 2013 from $524.5 million for the fiscal year ended September 30, 2012. Of this increase, $57.7 million was attributable to an 11% increase in comparable-store sales. The increase in our comparable-store sales was due to incremental increases in new boat sales, partly attributable to new brands we have expanded with, and incremental increases in used boat sales, brokerage services, F&I products, service, parts and accessories. Improving industry conditions resulting from improved economic conditions contributed to our comparable-store sales growth.

Gross Profit. Gross profit increased $17.6 million, or 13.2%, to $150.9 million for the fiscal year ended September 30, 2013 from $133.3 million for the fiscal year ended September 30, 2012. Gross profit as a percentage of revenue increased to 25.8% for the fiscal year ended September 30, 2013 from 25.4% for the fiscal year ended September 30, 2012. The increase in gross profit was primarily attributable to the increase in comparable-store sales and incrementally increased margins on new and used boat sales due to improving industry inventory and industry-wide conditions.

Selling, General, and Administrative Expenses. Selling, general, and administrative expenses increased $4.6 million, or 3.6%, to $132.5 for the fiscal year ended September 30, 2013 from $127.9 million for the fiscal year ended September 30, 2012. The fiscal year ended September 30, 2013 included a recovery recognized of approximately $11.8 million from the Deepwater Horizon Settlement Program for damages suffered as a result of the Deepwater Horizon Oil Spill. Excluding this item and making both years comparable, selling, general, and administrative expenses increased $16.4 million, or 12.7%, to $144.3 million and as a percentage of revenue increased to 24.7% for the fiscal year ended September 30, 2013 from 24.4% for the fiscal year ended September 30, 2012. The overall increase in selling, general, and administrative expenses was primarily attributable to increased commissions resulting from increased boat sales and restructured commission plans; increased insurance costs related to property, casualty, liability and healthcare; increased payroll associated with improved performance and modest personnel growth; and increased promotional spending in an effort to counteract the inclement weather conditions.

Interest Expense. Interest expense decreased $229,000, or 5.2%, to $4.2 million for the fiscal year ended September 30, 2013 from $4.5 million for the fiscal year ended September 30, 2012. Interest expense as a percentage of revenue decreased to 0.7% for the fiscal year ended September 30, 2013 from 0.9% for the fiscal year ended September 30, 2012. The decrease was primarily a result of lower interest rates under our credit facilities.

Income Tax Benefit. We had an income tax benefit of $894,000 for the fiscal year ended September 30, 2013 compared with an income tax benefit of $176,000 for the fiscal year ended September 30, 2012. Our effective income tax rate was low for both the fiscal year ended September 30, 2013 and 2012. In fiscal 2013, the tax benefit was primarily attributable to a favorable tax settlement with a state in which we operate. In fiscal 2012, we generated a loss for tax purposes and we could not record the benefit for the net operating loss carryforward due to the required valuation allowance. For fiscal 2013 and 2012, the income tax expense ordinarily associated with our pre-tax income was offset by the fully reserved net operating loss carryforward utilized.

Fiscal Year Ended September 30, 2012 Compared with Fiscal Year Ended September 30, 2011

Revenue. Revenue increased $43.6 million, or 9.1%, to $524.5 million for the fiscal year ended September 30, 2012 from $480.9 million for the fiscal year ended September 30, 2011. Of this increase, $53.0 million was attributable to an 11% increase in comparable-store sales, which was partially offset by a decline of $9.4 million related to stores opened or closed that were not eligible for inclusion in the comparable-store base for the 12 months ended September 30, 2012. The increase in our comparable-store sales was due to incremental increases in new boat sales, partly attributable to new brands we have expanded with, and incremental increases in used boat sales, brokerage services, F&I products, service, parts and accessories. Improving industry conditions resulting from improved economic conditions contributed to our comparable-store sales growth.

Gross Profit. Gross profit increased $13.8 million, or 11.5%, to $133.3 million for the fiscal year ended September 30, 2012 from $119.5 million for the fiscal year ended September 30, 2011. Gross profit as a percentage of revenue increased to 25.4% for the fiscal year ended September 30, 2012 from 24.9% for the fiscal year ended September 30, 2011. The increase in gross profit was primarily attributable to the increase in comparable-store sales and incrementally increased margins on new boat sales due to improving industry inventory conditions.

Selling, General, and Administrative Expenses. Selling, general, and administrative expenses remained flat at $127.9 million for both the fiscal years ended September 30, 2012 and September 30, 2011. Selling, general, and administrative expenses as a percentage of revenue decreased approximately 2.2% to 24.4% for the fiscal year ended September 30, 2012 from 26.6% for the fiscal year ended September 30, 2011. The decrease in selling, general, and administrative expenses as a percentage of revenue was primarily attributable to expense leverage obtained through our reported comparable-store sales increase and various cost-reduction efforts including boat show cost reductions and less inventory maintenance given improved inventories.

Interest Expense. Interest expense increased $959,000, or 27.5%, to $4.5 million for the fiscal year ended September 30, 2012 from $3.5 million for the fiscal year ended September 30, 2011. Interest expense as a percentage of revenue increased to 0.9% for the fiscal year ended September 30, 2012 from 0.7% for the fiscal year ended September 30, 2011. The increase was primarily a result of increased borrowings under our credit facilities due to increased average inventories.

Income Tax Benefit. We had an income tax benefit of $176,000 for the fiscal year ended September 30, 2012 compared with an income tax benefit of $367,000 for the fiscal year ended September 30, 2011. Our effective income tax rate was low for both the fiscal year ended September 30, 2012 and 2011. In fiscal 2011, we generated a loss for tax purposes and we could not record the benefit for the net operating loss carryforward due to the required valuation allowance. For fiscal 2012, the income tax expense ordinarily associated with our pre-tax income was offset by the fully reserved net operating loss carryforward utilized.

Quarterly Data and Seasonality

Our business, as well as the entire recreational boating industry, is highly seasonal, with seasonality varying in different geographic markets. With the exception of Florida, we generally realize significantly lower sales and higher levels of inventories, and related short-term borrowings, in the quarterly periods ending December 31 and March 31. The onset of the public boat and recreation shows in January stimulates boat sales and typically allows us to reduce our inventory levels and related short-term borrowings throughout the remainder of the fiscal year. Our business could become substantially more seasonal if we acquire dealers that operate in colder regions of the United States or close retail locations in warm climates.

Our business is also subject to weather patterns, which may adversely affect our results of operations. For example, prolonged winter conditions, drought conditions (or merely reduced rainfall levels) or excessive rain, may limit access to area boating locations or render boating dangerous or inconvenient, thereby curtailing customer demand for our products and services. In addition, unseasonably cool weather and prolonged winter conditions may lead to a shorter selling season in certain locations. Hurricanes and other storms could result in disruptions of our operations or damage to our boat inventories and facilities, as has been the case when Florida and other markets were affected by hurricanes. Although our geographic diversity is likely to reduce the overall impact to us of adverse weather conditions in any one market area, these conditions will continue to represent potential, material adverse risks to us and our future financial performance.

Liquidity and Capital Resources

Our cash needs are primarily for working capital to support operations, including new and used boat and related parts inventories, off-season liquidity, and growth through acquisitions and new store openings. Acquisitions and new store openings remain important strategies to our company, and we plan to accelerate our growth through these strategies when more normal economic conditions return. However, we cannot predict the length or severity of these unfavorable economic or financial conditions. We regularly monitor the aging of our inventories and current market trends to evaluate our current and future inventory needs. We also use this evaluation in conjunction with our review of our current and expected operating performance and expected business levels to determine the adequacy of our financing needs.

These cash needs have historically been financed with cash generated from operations and borrowings under our credit facilities. Our ability to utilize our credit facilities to fund operations depends upon the collateral levels and compliance with the covenants of the credit facilities. Turmoil in the credit markets and weakness in the retail markets may interfere with our ability to remain in compliance with the covenants of the credit facilities and therefore our ability to utilize the credit facilities to fund operations. At September 30, 2013, we were in compliance with all covenants under our credit facilities. We currently depend upon dividends and other payments from our dealerships and our credit facilities to fund our current operations and meet our cash needs. As 100% owner of each of our dealerships, we determine the amounts of such distributions, and currently, no agreements exist that restrict this flow of funds from our dealerships.

For the fiscal years ended September 30, 2013 and 2012, cash provided by operating activities approximated $7.8 million and $8.7 million, respectively. For the fiscal year ended September 30, 2011, cash used in operating activities was approximately $14.7 million. For the fiscal year ended September 30, 2013, cash provided by operating activities was primarily related to net income partially offset by an increase in inventory driven by the timing of orders and increased trade-ins on new boat sales and decreases in accrued expenses and long-term liabilities. For the fiscal year ended September 30, 2012, cash provided by operating activities was primarily related to a decrease of inventory driven by inventory order reductions and partially offset by an increase in accounts receivable as a result of our strong September close. For the fiscal year ended September 30, 2011, cash used in operating activities was primarily related to an increase in inventory driven by new product lines added and the timing of boats received. This was partially offset by a decrease in accounts receivable from our manufacturers as a result of reduced aging. In addition, customer deposits increased as a result of large yachts that were sold on order.

For the fiscal years ended September 30, 2013, 2012, and 2011, cash used in investing activities was approximately $12.6 million, $7.6 million, and $8.7 million, respectively. For the fiscal year ended September 30, 2013, cash used in investing activities was primarily used to purchase inventory associated with a business acquisition and to purchase property and equipment associated with improving existing retail facilities and making capital improvements as a result of Hurricane Sandy and partially offset by insurance proceeds received as a result of Hurricane Sandy. For the fiscal years ended September 30, 2012 and 2011, cash used in investing activities was primarily used to purchase property and equipment associated with improving existing retail facilities as well as inventory purchases associated with a business acquisition.

For the fiscal years ended September 30, 2013, 2012 and 2011, cash provided by financing activities was approximately $4.9 million, $3.2 million, and $26.2 million, respectively. For the fiscal year ended September 30, 2013, cash provided by financing activities was primarily attributable to net short-term borrowings as a result of increased inventory levels and proceeds from the issuance of common stock from our stock based compensation plans. For the fiscal year ended September 30, 2012, cash provided by financing activities was primarily attributable to net short-term borrowings associated with capital expenditures. For the fiscal year ended September 30, 2011, cash provided by financing activities was primarily attributable to net short-term borrowings as a result of increased inventory levels.

In June 2013, we entered into an amendment to our Inventory Financing Agreement (the "Amended Credit Facility"), originally entered into in June 2010, as subsequently amended, with GE Commercial Distribution Finance Corporation. The June 2013 amendment extended the maturity date of the Credit Facility to June 2016, subject to additional extension for two one-year periods, with lender approval. The June 2013 amendment, among other things, also added additional lenders and modified the amount of borrowing availability, interest rate, and maturity date of the Credit Facility. The Amended Credit Facility provides a floor plan financing commitment of up to $205 million, an increase from the previous limit of $150 million, subject to borrowing base availability resulting from the amount and aging of our inventory.

The Amended Credit Facility has certain financial covenants as specified in the agreement. The covenants include provisions that our leverage ratio must not exceed 2.75 to 1.0 and that our current ratio must be greater than 1.2 to 1.0. At September 30, 2013, we were in compliance with all of the covenants under the Amended Credit Facility. The interest rate for amounts outstanding under the Amended Credit Facility is now 355 basis points above the one-month London Inter-Bank Offering Rate ("LIBOR") a reduction of 28 basis points from the prior amendment. There is an unused line fee of ten basis points on the unused portion of the Amended Credit Facility.

Advances under the Amended Credit Facility are initiated by the acquisition of eligible new and used inventory or are re-advances against eligible new and used inventory that have been partially paid-off. Advances on new inventory will generally mature 1,081 days from the original invoice date. Advances on used inventory will mature 361 days from the date we acquire the used inventory. Each advance is subject to a curtailment schedule, which requires that we pay down the balance of each advance on a periodic basis starting after six months. The curtailment schedule varies based on the type and value of the inventory. The collateral for the Amended Credit Facility is all of our personal property with certain limited exceptions. None of our real estate has been pledged for collateral for the Amended Credit Facility.

We were also a party to an Inventory Financing Agreement (the "CGI Facility") with CGI Finance, Inc. ("CGI"). The CGI Facility provided a floor plan financing commitment of $30 million and was designed to provide financing for our Azimut Yacht inventory needs. The CGI Facility was not renewed by the Company and expired in August 2013; however, existing advances under the CGI Facility can remain outstanding for up to 18 months. The interest rate for amounts outstanding under the CGI Facility is 350 basis points above the one month London Inter-Bank Offering Rate. Azimut Yacht inventory is now financed under the Amended Credit Facility.

As of September 30, 2012 and 2013, our indebtedness associated with financing our inventory and working capital needs totaled approximately $120.6 million and $122.5 million, respectively. At September 30, 2012 and 2013, the interest rate on the outstanding short-term borrowings was approximately 4.0% and 3.7%. At September 30, 2013, our additional available borrowings under our Amended Credit Facility were approximately $34.8 million based upon the outstanding borrowing base availability. The aging of our inventory limits our borrowing capacity as defined curtailments reduce the allowable advance rate as our inventory ages. On October 16, 2013, the Company paid off the entire CGI Facility by refinancing such amounts owed under the Amended Credit Facility.

Except as specified in this "Management's Discussion and Analysis of Financial Condition, and Results of Operations" and in our consolidated financial statements, we have no material commitments for capital for the next 12 months. We believe that our existing capital resources will be sufficient to finance our operations for at least the next 12 months, except for possible significant acquisitions.

Table of Contents

Contractual Commitments and Commercial Commitments

The following table sets forth a summary of our material contractual obligations and commercial commitments as of September 30, 2013:

Year Ending September 30,	Short-Term Borrowings (1)	Long-Term Liabilities (2)	Operating Leases (3)	Total
		(Amounts in thousands)		
2014	$ 122,470	$ —	$ 5,254	$ 127,724
2015	—	473	4,053	4,526
2016	—	—	3.188	3,188
2017	—	—	2,367	2,367
2018	—	—	1,701	1,701
Thereafter	—	—	1,533	1,533
Total	$ 122,470	$ 473	$ 18,096	$ 141,039

(1) Estimates of future interest payments for short-term borrowings have been excluded in the tabular presentation. Amounts due are contingent upon the outstanding balances and the variable interest rates. As of September 30, 2013, the interest rate on our short-term borrowings was approximately 3.7%.

(2) The amounts included in long-term liabilities consist primarily of gross unrecognized tax benefits and our estimated liability for claims on certain workers' compensation insurance policies. While we estimate the amount to be paid in excess of 12 months, the ultimate timing of the payments is subject to certain variability. Accordingly, we have classified all amounts as due in the following year for the purposes of this table.

(3) Amounts for operating lease commitments do not include certain operating expenses such as maintenance, insurance, and real estate taxes. These amounts are not a material component of operating expenses.

Off-Balance Sheet Arrangements

We do not have any transactions, arrangements, or other relationships with unconsolidated entities that are reasonably likely to affect our financial condition, liquidity, or capital resources. We have no special purpose or limited purpose entities that provide off-balance sheet financing, liquidity, or market or credit risk support; we do not engage in hedging, or research and development services; and we do not have other relationships that expose us to liability that is not reflected in the financial statements.

Item 7A. *Quantitative and Qualitative Disclosures about Market Risk*

At September 30, 2013, all of our short-term debt bore interest at a variable rate, tied to LIBOR as a reference rate. Changes in the underlying LIBOR interest rate on our short-term debt could affect our earnings. For example, a hypothetical 100 basis point increase in the interest rate on our short-term debt would result in an increase of approximately $1.2 million in annual pre-tax interest expense. This estimated increase is based upon the outstanding balance of our short-term debt as of September 30, 2013 and assumes no mitigating changes by us to reduce the outstanding balances and no additional interest assistance that could be received from vendors due to the interest rate increase.

Products purchased from European-based and Chinese-based manufacturers are subject to fluctuations in the U.S. dollar exchange rate, which ultimately may impact the retail price at which we can sell such products. Accordingly, fluctuations in the value of the other currencies compared with the U.S. dollar may impact the price points at which we can profitably sell such foreign products, and such price points may not be competitive with other product lines in the United States. Accordingly, such fluctuations in exchange rates ultimately may impact the amount of revenue, cost of goods sold, cash flows, and earnings we recognize for such foreign product lines. We cannot predict the effects of exchange rate fluctuations on our operating results. In certain cases, we may enter into foreign currency cash flow hedges to reduce the variability of cash flows associated with forecasted purchases of boats and yachts from European-based and Chinese-based manufacturers. We are not currently engaged in foreign currency exchange hedging transactions to manage our foreign currency exposure. If and when we do engage in foreign currency exchange hedging transactions, we cannot assure that our strategies will adequately protect our operating results from the effects of exchange rate fluctuations.

Item 8. *Financial Statements and Supplementary Data*

Reference is made to the financial statements, the notes thereto, and the report thereon, commencing on page F-1 of this report, which financial statements, notes, and report are incorporated herein by reference.

Item 9. ***Changes in and Disagreements with Accountants on Accounting and Financial Disclosure***

On March 27, 2013, our Audit Committee approved the selection of KPMG LLP ("KPMG") to serve as our independent registered public accounting firm for the fiscal year ending September 30, 2013. There have been no disagreements with our former accountants on accounting and financial disclosure. For further information, please refer to our Form 8-K filed with the SEC on April 2, 2013.

Item 9A. ***Controls and Procedures***

Evaluation of Disclosure Controls and Procedures

We maintain disclosure controls and procedures that are designed to ensure that material information required to be disclosed by us in Securities Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms, and that such information is accumulated and communicated to our management, including the Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

Our Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934) as of the end of the period covered by this report. Based on such evaluation, such officers have concluded that, as of the end of the period covered by this report, our disclosure controls and procedures were effective at the reasonable assurance level.

Changes in Internal Controls

During the quarter ended September 30, 2013, there were no changes in our internal controls over financial reporting that materially affected, or were reasonably likely to materially affect, our internal control over financial reporting.

Limitations on the Effectiveness of Controls

Our management, including our Chief Executive Officer and Chief Financial Officer, does not expect that our disclosure controls and procedures and internal controls over financial reporting will prevent all errors and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Although our disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the control. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, a control may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

CEO and CFO Certifications

Exhibits 31.1 and 31.2 are the Certifications of the Chief Executive Officer and Chief Financial Officer, respectively. The Certifications are required in accordance with Section 302 of the Sarbanes-Oxley Act of 2002 (the "Section 302 Certifications"). This Item of this report, which you are currently reading is the information concerning the Evaluation referred to in the Section 302 Certifications and this information should be read in conjunction with the Section 302 Certifications for a more complete understanding of the topics presented.

Management's Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) of the Securities Exchange Act of 1934. Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of the Company's internal control over financial reporting as of September 30, 2013 as required by the Securities Exchange Act of 1934 Rule 13a-15(c). In making this assessment, we used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") in *Internal Control — Integrated Framework (1992).* Based on its evaluation, our management concluded that its internal control over financial reporting was effective as of September 30, 2013.

Our internal control over financial reporting as of September 30, 2013 has been audited by KPMG LLP, an independent registered public accounting firm, as stated in their report which appears below.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
MarineMax, Inc.:

We have audited MarineMax, Inc.'s internal control over financial reporting as of September 30, 2013, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). MarineMax, Inc.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying management's report on internal control over financial reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, MarineMax, Inc. maintained, in all material respects, effective internal control over financial reporting as of September 30, 2013, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of MarineMax, Inc. and subsidiaries as of September 30, 2013 and the related consolidated statements of operations, stockholders' equity, and cash flows for the year then ended, and our report dated December 6, 2013 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG LLP

Tampa, Florida
December 6, 2013
Certified Public Accountants

Item 9B. Other Information

Not applicable.

PART III

Item 10. ***Directors, Executive Officers and Corporate Governance***

The information required by this Item relating to our directors and corporate governance is incorporated herein by reference to the definitive Proxy Statement (particularly under the caption "Corporate Governance") to be filed pursuant to Regulation 14A of the Exchange Act for our 2014 Annual Meeting of Stockholders. The information required by this Item relating to our executive officers is included in "Business — Executive Officers."

We have adopted a code of ethics that applies to our principal executive officer, principal financial officer, and other senior accounting personnel. The "Code of Ethics for the CEO and Senior Financial Officers" is located on our website at *www.MarineMax.com* in the Investor Relations section under Corporate Governance.

We intend to satisfy the disclosure requirement under Item 5.05(c) of Form 8-K regarding any amendment to, or waiver from, a provision of this code of ethics by posting such information on our website, at the address and location specified above.

Item 11. ***Executive Compensation***

The information required by this Item is incorporated herein by reference to the definitive Proxy Statement (particularly under the caption "Executive Compensation") to be filed pursuant to Regulation 14A of the Exchange Act for our 2014 Annual Meeting of Stockholders.

Item 12. ***Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters***

The information required by this Item is incorporated herein by reference to the definitive Proxy Statement (particularly under the caption "Security Ownership of Principal Stockholders, Directors, and Officers") to be filed pursuant to Regulation 14A of the Exchange Act for our 2014 Annual Meeting of Stockholders.

Item 13. ***Certain Relationships and Related Transactions, and Director Independence***

The information required by this Item is incorporated herein by reference to the definitive Proxy Statement (particularly under the caption "Certain Relationships and Related Transactions") to be filed pursuant to Regulation 14A of the Exchange Act for our 2014 Annual Meeting of Stockholders.

Item 14. ***Principal Accountant Fees and Services***

The information required by this Item is incorporated herein by reference to the definitive Proxy Statement (particularly under the caption "Ratification of Appointment of Independent Auditor") to be filled pursuant to Regulation 14A of the Exchange Act for our 2014 Annual Meeting of Stockholders.

PART IV

Item 15. ***Exhibits, Financial Statement Schedules***

(a) Financial Statements and Financial Statement Schedules

(1) Financial Statements are listed in the Index to Consolidated Financial Statements on page F-1 of this report.

(2) No financial statement schedules are included because such schedules are not applicable, are not required, or because required information is included in the consolidated financial statements or notes thereto.

(b) Exhibits

Exhibit Number	Exhibit
3.1	Restated Certificate of Incorporation of the Registrant, including all amendments to date (1)
3.1(a)	Certificate of Amendment of Restricted Certificate of Incorporation of the Registrant (2)
3.2	Third Amended and Restated Bylaws of the Registrant (3)
3.3	Certificate of Designation of Series A Junior Participating Preferred Stock (1)
4.1	Specimen of Common Stock Certificate (1)
10.3(h)*	Employment Agreement between Registrant and William H. McGill Jr. (4)
10.3(i)*	Employment Agreement between Registrant and Michael H. McLamb (4)
10.4*	1998 Incentive Stock Plan, as amended through February 27, 2001 (5)
10.5*	1998 Employee Stock Purchase Plan (6)
10.20	Agreement Relating to Acquisitions between Registrant and Brunswick Corporation, dated December 7, 2005 (7)
10.20(a)	Sea Ray Sales and Service Agreement (7)
10.21(f)†	Inventory Financing Agreement executed on June 24, 2010, among MarineMax, Inc. and its subsidiaries, as Borrowers, and GE Commercial Distribution Finance Corporation, as Lender. (8)
10.21(g)†	Program Terms Letter executed on June 24, 2010, among MarineMax, Inc. and its subsidiaries, as Borrowers, and GE Commercial Distribution Finance Corporation, as Lender. (8)
10.21(h)†	Amendment Number One to Inventory Financing Agreement, executed on December 17, 2010, among MarineMax, Inc. and its subsidiaries, as Borrowers, and GE Commercial Distribution Finance Corporation, as Lender. (9)
10.21(i)†	Amendment Number One to Program Terms Letter, executed on December 17, 2010, among MarineMax, Inc. and its subsidiaries, as Borrowers, and GE Commercial Distribution Finance Corporation, as Lender. (9)
10.21(j)†	Amendment Number Two to Inventory Financing Agreement, executed on June 1, 2011, among MarineMax, Inc. and its subsidiaries, as Borrowers, and GE Commercial Distribution Finance Corporation, as Lender. (10)
10.21(k)†	Amendment Number Two to Program Terms Letter, executed on June 1, 2011, among MarineMax, Inc. and its subsidiaries, as Borrowers, and GE Commercial Distribution Finance Corporation, as Lender. (10)
10.21(l)	Amendment Number Three to Inventory Financing Agreement, executed on July 27, 2012, by and among MarineMax, Inc. and its subsidiaries, as Borrowers, and GE Commercial Distribution Finance Corporation, as Lender. (11)
10.21(m) †	Amended and Restated Inventory Financing Agreement, executed on June 28, 2013, by and among MarineMax, Inc. and its subsidiaries, as Borrowers, and GE Commercial Distribution Finance Corporation, as Lender. (12)
10.21(n) †	Amended and Restated Program Terms Letter, executed on June 28, 2013, among MarineMax, Inc. and its subsidiaries, as Borrowers, and GE Commercial Distribution Finance Corporation, as Lender. (12)
10.22*	MarineMax, Inc. 2007 Incentive Compensation Plan (13)
10.23*	Form Stock Option Agreement for 2007 Incentive Compensation Plan (13)
10.24*	Form Restricted Stock Unit Award Agreement for 2007 Incentive Compensation Plan (13)
10.25	Director Fee Share Purchase Program (14)
10.26†	Floor Plan Loan Agreement executed on October 7, 2010, by and among MarineMax, Inc. and its subsidiaries, as Borrowers, and CGI Finance, Inc., as Lender. (15)
10.26(a)	Notice of Extension to Floor Plan Loan Agreement executed on September 15, 2011, by and among MarineMax, Inc. and its subsidiaries, as Borrowers, and CGI Finance, Inc., as Lender. (16)
10.26(b)	Notice of Extension to Floor Plan Loan Agreement executed on July 5, 2012, by and among MarineMax, Inc. and its subsidiaries, as Borrowers, and CGI Finance, Inc., as Lender. (11)

10.27†	Floor Plan Credit Loan Note executed on October 7, 2010, by MarineMax, Inc. and its subsidiaries, as Borrowers, payable to CGI Finance, Inc., as Lender. (15)

Exhibit Number	Exhibit
10.28	Pledge and Security Agreement executed on October 7, 2010, by and among MarineMax, Inc. and its subsidiaries, as Borrowers, and CGI Finance, Inc., as Lender. (15)
10.29(a)*	MarineMax, Inc. 2011 Stock-Based Compensation Plan (17)
10.29(b)*	Form Stock Option Agreement for 2011 Stock-Based Compensation Plan (17)
10.29(c)*	Form Restricted Stock Unit Award Agreement for 2011 Stock-Based Compensation Plan (17)
10.30*	Consulting Agreement, dated June 7, 2012, by and between the Company and John B. Furman (18)
10.31*	Severance Policy for Key Executives (19)
10.32†	Dealership Agreement dated September 1, 2008, by and between MarineMax Northeast, LLC and Azimut Benetti S.P.A.
10.32(a)	First Amendment dated June 22, 2010 to Dealership Agreement dated September 1, 2008, by and between MarineMax Northeast, LLC and Azimut Benetti S.P.A.
10.32(b)	Second Amendment dated February 29, 2012 to Dealership Agreement dated September 1, 2008, by and between MarineMax Northeast, LLC and Azimut Benetti S.P.A.
10.32(c)	Third Amendment dated July 21, 2012 to Dealership Agreement dated September 1, 2008, by and between MarineMax Northeast, LLC and Azimut Benetti S.P.A.
10.33†	Dealership Agreement dated September 1, 2008, by and between MarineMax East, Inc. and Azimut Benetti S.P.A.
10.33(a)	First Amendment dated June 22, 2010 to Dealership Agreement dated September 1, 2008, by and between MarineMax East, Inc. and Azimut Benetti S.P.A.
10.33(b)	Second Amendment dated February 29, 2012 to Dealership Agreement dated September 1, 2008, by and between MarineMax East, Inc. and Azimut Benetti S.P.A.
10.33(c)	Third Amendment dated July 21, 2012 to Dealership Agreement dated September 1, 2008, by and between MarineMax East, Inc. and Azimut Benetti S.P.A.
10.33(d)	Fourth Amendment dated August 21, 2013 to Dealership Agreement dated September 1, 2008, by and between MarineMax East, Inc. and Azimut Benetti S.P.A.
16.1	Letter from Ernst & Young LLP to the Securities and Exchange Commission, dated March 28, 2013 (20)
21	List of Subsidiaries
23.1	Consent of KPMG LLP
23.2	Consent of Ernst & Young LLP
31.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a), promulgated under the Securities Exchange Act of 1934, as amended.
31.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a), promulgated under the Securities Exchange Act of 1934, as amended.
32.1	Certification pursuant to U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document

† Certain information in this exhibit has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to the omitted portions.

* Management contract or compensatory plan or arrangement.

(1) Incorporated by reference to Registration Statement on Form 10-K for the year ended September 30, 2001, as filed on December 20, 2001.

(2) Incorporated by reference to Registrant's Form 8-K as filed February 19, 2010.

(3) Incorporated by reference to Registrant's Form 8-K as filed on June 16, 2011.

(4) Incorporated by reference to Registrant's Form 8-K as filed on June 13, 2006.

(5) Incorporated by reference to Registrant's Form 10-Q for the quarterly period ended December 31, 2001, as filed on February 14, 2002.

(6) Incorporated by reference to Registration Statement on Form S-1 (Registration 333-47873) as filed on March 12, 1998.

(7) Incorporated by reference to Registrant's Form 8-K as filed on December 9, 2005.

(8) Incorporated by reference to Registrant's Form 10-Q for the quarterly period ended June 30, 2010, as filed on August 9, 2010.

(9) Incorporated by reference to Registrant's Form 10-Q for the quarterly period ended December 31, 2010, as filed on February 8, 2011.

(10) Incorporated by reference to Registrant's Form 10-Q for the quarterly period ended June 30, 2011, as filed on August 5, 2011.

(11) Incorporated by reference to Registrant's Form 10-Q for the quarterly period ended June 30, 2012, as filed on August 3, 2012.

(12) Incorporated by reference to Registrant's Form 10-Q for the quarterly period ended June 30, 2013, as filed on August 6, 2013.

(13) Incorporated by reference to Registrant's Form 8-K as filed on March 6, 2007.
(14) Incorporated by reference to Registrant's Form S-8 (File No. 333-141657) as filed March 29, 2007.
(15) Incorporated by reference to Registrant's Form 10-K for the year ended September 30, 2010, as filed on December 2, 2010.

(16) Incorporated by reference to Registrant's Form 10-K for the year ended September 30, 2011, as filed on December 8, 2011.

(17) Incorporated by reference to Registrant's Form 8-K as filed on January 25, 2011.
(18) Incorporated by reference to Registrant's Form 8-K as filed on June 11, 2012.
(19) Incorporated by reference to Registrant's Form 8-K as filed on November 27, 2012.
(20) Incorporated by reference to Registrant's Form 8-K as filed on April 2, 2013.

(c) Financial Statements Schedules

(1) See Item 15(a) above.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MARINEMAX, INC.

/s/ William H. McGill Jr.

William H. McGill Jr.
Chairman of the Board and Chief Executive Officer

Date: December 6, 2013

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Capacity	Date
/s/ William H. McGill Jr. William H. McGill Jr.	Chairman of the Board, President, and Chief Executive Officer (Principal Executive Officer)	December 6, 2013
/s/ Michael H. McLamb Michael H. McLamb	Executive Vice President, Chief Financial Officer, Secretary, and Director (Principal Accounting and Financial Officer)	December 6, 2013
/s/ Frances L. Allen Frances L. Allen	Director	December 6, 2013
/s/ Hilliard M. Eure III Hilliard M. Eure III	Director	December 6, 2013
/s/ Russell J. Knittel Russell J. Knittel	Director	December 6, 2013
/s/ Charles R. Oglesby Charles R. Oglesby	Director	December 6, 2013
/s/ Joseph A. Watters Joseph A. Watters	Director	December 6, 2013
/s/ Dean S. Woodman Dean S. Woodman	Director	December 6, 2013

MARINEMAX, INC. AND SUBSIDIARIES

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
MarineMax, Inc.:

We have audited the accompanying consolidated balance sheet of MarineMax, Inc. and subsidiaries as of September 30, 2013, and the related consolidated statements of operations, stockholders' equity, and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of MarineMax, Inc. and subsidiaries as of September 30, 2013, and the results of their operations and their cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), MarineMax Inc. internal control over financial reporting as of September 30, 2013, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated December 6, 2013, expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

/s/ KPMG LLP

Tampa, Florida
December 6, 2013
Certified Public Accountants

Report of Independent Registered Certified Public Accounting Firm

The Board of Directors and Stockholders
MarineMax, Inc. and Subsidiaries

We have audited the accompanying consolidated balance sheet of MarineMax, Inc. and subsidiaries as of September 30, 2012, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the two years in the period ended September 30, 2012. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of MarineMax, Inc. and subsidiaries at September 30, 2012, and the consolidated results of their operations and their cash flows for each of the two years in the period ended September 30, 2012, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Tampa, Florida
December 7, 2012

MARINEMAX, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(Amounts in thousands except share and per share data)

	September 30, 2012	September 30, 2013
ASSETS		
CURRENT ASSETS:		
Cash and cash equivalents	$ 23,617	$ 23,756
Accounts receivable, net	18,820	19,410
Inventories, net	215,120	228,041
Prepaid expenses and other current assets	5,053	4,849
Total current assets	262,610	276,056
Property and equipment, net	98,796	100,339
Other long-term assets, net	3,715	5,507
Total assets	$ 365,121	$ 381,902
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Accounts payable	$ 8,457	$ 7,474
Customer deposits	8,495	9,342
Accrued expenses	23,266	20,331
Short-term borrowings	120,647	122,470
Total current liabilities	160,865	159,617
Long-term liabilities	3,312	473
Total liabilities	164,177	160,090
COMMITMENTS AND CONTINGENCIES		
STOCKHOLDERS' EQUITY:		
Preferred stock, $.001 par value, 1,000,000 shares authorized, none issued or outstanding at September 30, 2012 and 2013	—	—
Common stock, $.001 par value; 40,000,000 shares authorized, 23,701,050 and 24,336,495 shares issued and 22,910,150 and 23,545,595 shares outstanding at September 30, 2012 and 2013, respectively	24	24
Additional paid-in capital	215,885	221,729
Retained earnings	845	15,869
Treasury stock, at cost, 790,900 shares held at September 30, 2012 and 2013	(15,810)	(15,810)
Total stockholders' equity	200,944	221,812
Total liabilities and stockholders' equity	$ 365,121	$ 381,902

See accompanying notes to consolidated financial statements.

MARINEMAX, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(Amounts in thousands except share and per share data)

	For the Year Ended September 30,		
	2011	2012	2013
Revenue	$ 480,894	$ 524,456	$ 584,497
Cost of sales	361,400	391,173	433,644
Gross profit	119,494	133,283	150,853
Selling, general, and administrative expenses	127,896	127,913	132,505
(Loss) income from operations	(8,402)	5,370	18,348
Interest expense	3,488	4,447	4,218
(Loss) income before income tax benefit	(11,890)	923	14,130
Income tax benefit	367	176	894
Net (loss) income	$ (11,523)	$ 1,099	$ 15,024
Basic net (loss) income per common share	$ (0.52)	$ 0.05	$ 0.65
Diluted net (loss) income per common share	$ (0.52)	$ 0.05	$ 0.63
Weighted average number of common shares used in computing net (loss) income per common share:			
Basic	22,375,271	22,740,986	23,253,992
Diluted	22,375,271	23,335,918	24,003,728

See accompanying notes to consolidated financial statements.

MARINEMAX, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(Amounts in thousands except share data)

	Common Stock		Additional Paid-in Capital	Retained Earnings (Accumulated Deficit)	Treasury Stock	Total Stockholders' Equity
	Shares	Amount				
BALANCE, September 30, 2010	22,938,938	23	206,548	11,269	(15,810)	202,030
Net loss	—	—	—	(11,523)	—	(11,523)
Shares issued pursuant to employee stock purchase plan	81,615	—	488	—	—	488
Shares issued upon vesting of equity awards, net of tax withholding	70,389	—	(191)	—	—	(191)
Shares issued upon exercise of stock options	195,792	—	948	—	—	948
Stock-based compensation	16,366	—	3,248	—	—	3,248
BALANCE, September 30, 2011	23,303,100	23	211,041	(254)	(15,810)	195,000
Net income	—	—	—	1,099	—	1,099
Shares issued pursuant to employee stock purchase plan	101,982	—	561	—	—	561
Shares issued upon vesting of equity awards, net of tax withholding	45,084	—	(85)	—	—	(85)
Shares issued upon exercise of stock options	230,380	1	903	—	—	904
Stock-based compensation	20,504	—	3,465	—	—	3,465
BALANCE, September 30, 2012	23,701,050	$ 24	$ 215,885	$ 845	$ (15,810)	$ 200,944
Net income	—	—	—	15,024	—	15,024
Shares issued pursuant to employee stock purchase plan	81,715	—	574	—	—	574
Shares issued upon vesting of equity awards, net of tax withholding	32,666	—	(157)	—	—	(157)
Shares issued upon exercise of stock options	504,400	—	2,692	—	—	2,692
Stock-based compensation	16,664	—	2,735	—	—	2,735

BALANCE, September 30, 2013	24,336,495	$	24	$	221,729	$	15,869	$	(15,810)	$	221,812

See accompanying notes to consolidated financial statements.

MARINEMAX, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Amounts in thousands)

	For the Year Ended September 30,		
	2011	2012	2013
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net (loss) income	$ (11,523)	$ 1,099	$ 15,024
Adjustments to reconcile net (loss) income to net cash (used in) provided by operating activities:			
Depreciation and amortization	6,615	6,479	6,777
Loss on sale of property and equipment	21	225	136
Gain on insurance settlements	—	—	154
Stock-based compensation expense, net	3,248	3,465	2,735
Decrease (increase) in —			
Accounts receivable, net	7,043	(4,657)	319
Inventories, net	(28,660)	8,313	(8,853)
Prepaid expenses and other assets	161	(479)	(820)
Increase (decrease) in —			
Accounts payable	1,640	(185)	(2,645)
Customer deposits	3,673	(590)	832
Accrued expenses and long-term liabilities	3,102	(4,996)	(5,848)
Net cash (used in) provided by operating activities	(14,680)	8,674	7,811
CASH FLOWS FROM INVESTING ACTIVITIES:			
Purchases of property and equipment	(6,585)	(5,732)	(9,822)
Net cash used in acquisition of businesses, primarily inventory	(2,258)	(4,393)	(4,638)
Proceeds from insurance settlements	—	—	1,743
Proceeds from sale of property and equipment	151	2,483	113
Net cash used in investing activities	(8,692)	(7,642)	(12,604)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Net borrowings on short-term borrowings	24,984	1,819	1,823
Debt modification costs	(10)	—	—
Net proceeds from issuance of common stock under incentive compensation and employee purchase plans	1,245	1,380	3,109
Net cash provided by financing activities	26,219	3,199	4,932
NET INCREASE IN CASH AND CASH EQUIVALENTS:	2,847	4,231	139
CASH AND CASH EQUIVALENTS, beginning of period	16,539	19,386	23,617
CASH AND CASH EQUIVALENTS, end of period	$ 19,386	$ 23,617	$ 23,756
Supplemental Disclosures of Cash Flow Information:			
Cash paid for:			
Interest	3,261	4,322	4,380
Income taxes	31	10	330

See accompanying notes to consolidated financial statements.

MARINEMAX, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. COMPANY BACKGROUND AND BASIS OF PRESENTATION:

We are the largest recreational boat retailer in the United States. We engage primarily in the retail sale, brokerage, and service of new and used boats, motors, trailers, marine parts and accessories and offer slip and storage accommodations in certain locations. In addition, we arrange related boat financing, insurance, and extended service contracts. We recently implemented programs to increase our sale over the Internet of used boats and a wide range of boating parts, accessories, supplies, and products; the sale of boats, boating parts, and accessories, as well as the offer of finance and insurance, or F&I, products at various offsite locations; and the charter of power and sailing yachts in the British Virgin Islands. None of these recently implemented programs have had a material effect on our consolidated financial statements. As of September 30, 2013, we operated through 54 retail locations in 18 states, consisting of Alabama, Arizona, California, Connecticut, Florida, Georgia, Maryland, Massachusetts, Minnesota, Missouri, New Jersey, New York, North Carolina, Ohio, Oklahoma, Rhode Island, Tennessee, and Texas. Our MarineMax Vacations operations maintain a facility in Tortola, British Virgin Islands.

We are the nation's largest retailer of Sea Ray, Boston Whaler, Bayliner, and Meridian recreational boats and yachts, all of which are manufactured by Brunswick Corporation ("Brunswick"). Sales of new Brunswick boats accounted for approximately 38% of our revenue in fiscal 2013. Brunswick is the world's largest manufacturer of marine products and marine engines. We believe we represented approximately 49% of Brunswick's Sea Ray boat sales, during our fiscal 2013.

We have dealership agreements with Sea Ray, Boston Whaler, Bayliner, Meridian, and Mercury Marine, all subsidiaries or divisions of Brunswick. We also have dealer agreements with Italy-based Azimut-Benetti Group's product line for Azimut Yachts. These agreements allow us to purchase, stock, sell, and service these manufacturers' boats and products. These agreements also allow us to use these manufacturers' names, trade symbols, and intellectual properties in our operations.

We are a party to a multi-year dealer agreement with Brunswick covering Sea Ray products that appoints us as the exclusive dealer of Sea Ray boats in our geographic markets. We are the exclusive dealer for Boston Whaler and Bayliner through multi-year dealer agreements for many of our geographic markets. We are a party to a dealer agreement with Hatteras Yachts that gives us the exclusive right to sell Hatteras Yachts throughout the states of Florida (excluding the Florida panhandle), New Jersey, New York, and Texas. We are also the exclusive dealer for Cabo Yachts throughout the states of Florida, New Jersey, and New York through a dealer agreement. In addition, we are the exclusive dealer for Azimut Yachts for the entire United States through a multi-year dealer agreement. Sales of new Azimut boats accounted for approximately 13% of our revenue in fiscal 2013. We believe non-Brunswick brands offer a migration for our existing customer base or fill a void in our product offerings, and accordingly, do not compete with the business generated from our other prominent brands.

As is typical in the industry, we deal with manufacturers, other than Sea Ray, Boston Whaler, Bayliner, Meridian, and Azimut Yachts, under renewable annual dealer agreements, each of which gives us the right to sell various makes and models of boats within a given geographic region. Any change or termination of these agreements, or the agreements discussed above, for any reason, or changes in competitive, regulatory, or marketing practices, including rebate or incentive programs, could adversely affect our results of operations. Although there are a limited number of manufacturers of the type of boats and products that we sell, we believe that adequate alternative sources would be available to replace any manufacturer other than Sea Ray and Azimut as a product source. These alternative sources may not be available at the time of any interruption, and alternative products may not be available at comparable terms, which could affect operating results adversely.

General economic conditions and consumer spending patterns can negatively impact our operating results. Unfavorable local, regional, national, or global economic developments or uncertainties regarding future economic prospects could reduce consumer spending in the markets we serve and adversely affect our business. Economic conditions in areas in which we operate dealerships, particularly Florida in which we generated approximately 50%, 49%, and 51% of our revenue during fiscal 2011, 2012, and 2013, respectively, can have a major impact on our operations. Local influences, such as corporate downsizing, military base closings, inclement weather such as Hurricane Sandy, environmental conditions, and specific events, such as the BP oil spill in the Gulf of Mexico, also could adversely affect our operations in certain markets.

In an economic downturn, consumer discretionary spending levels generally decline, at times resulting in disproportionately large reductions in the sale of luxury goods. Consumer spending on luxury goods also may decline as a result of lower consumer confidence levels, even if prevailing economic conditions are favorable. As a result, an economic downturn could impact us more than certain of our competitors due to our strategic focus on a higher end of our market. Although we have expanded our operations during periods of stagnant or modestly declining industry trends, the cyclical nature of the recreational boating industry or the lack of industry growth may adversely affect our business, financial condition, and results of operations. Any period of adverse economic conditions or low consumer confidence has a negative effect on our business.

Lower consumer spending resulting from a downturn in the housing market and other economic factors adversely affected our business in fiscal 2007, and continued weakness in consumer spending and depressed economic conditions had a substantial negative effect on our business in each subsequent fiscal year, including to a more limited extent in fiscal 2012 and 2013. These conditions have caused us to substantially reduce our acquisition program, delay new store openings, reduce our inventory purchases, engage in inventory reduction efforts, close a number of our retail locations, reduce our headcount, and amend and replace our credit facility. Acquisitions and new store openings remain important strategies to our company, and we plan to accelerate our growth through these strategies when more normal economic conditions return. However, we cannot predict the length or severity of these unfavorable economic or financial conditions or the extent to which they will continue to adversely affect our operating results nor can we predict the effectiveness of the measures we have taken to address this environment or whether additional measures will be necessary.

In order to provide comparability between periods presented, certain amounts have been reclassified from the previously reported consolidated financial statements to conform to the consolidated financial statement presentation of the current period. The consolidated financial statements include our accounts and the accounts of our subsidiaries, all of which are wholly owned. All significant intercompany transactions and accounts have been eliminated.

2. SIGNIFICANT ACCOUNTING POLICIES:

Cash and Cash Equivalents

We consider all highly liquid investments with an original maturity of three months or less to be cash equivalents.

Vendor Consideration Received

We account for consideration received from our vendors in accordance with FASB Accounting Standards Codification 605-50, "Revenue Recognition - Customer Payments and Incentives" ("ASC 605-50"). ASC 605-50 requires us to classify interest assistance received from manufacturers as a reduction of inventory cost and related cost of sales as opposed to netting the assistance against our interest expense incurred with our lenders. Pursuant to ASC 605-50, amounts received by us under our co-op assistance programs from our manufacturers are netted against related advertising expenses.

Inventories

Inventory costs consist of the amount paid to acquire inventory, net of vendor consideration and purchase discounts, the cost of equipment added, reconditioning costs, and transportation costs relating to acquiring inventory for sale. We state new and used boat, motor, and trailer inventories at the lower of cost, determined on a specific-identification basis, or market. We state parts and accessories at the lower of cost, determined on an average cost basis, or market. We utilize our historical experience, the aging of the inventories, and our consideration of current market trends as the basis for determining a lower of cost or market valuation allowance. As of September 30, 2012 and 2013, our lower of cost or market valuation allowance was $2.8 million and $1.8 million, respectively. If events occur and market conditions change, causing the fair value to fall below carrying value, the lower of cost or market valuation allowance could increase.

Property and Equipment

We record property and equipment at cost, net of accumulated depreciation, and depreciate property and equipment over their estimated useful lives using the straight-line method. We capitalize and amortize leasehold improvements over the lesser of the life of the lease or the estimated useful life of the asset. Useful lives for purposes of computing depreciation are as follows:

	Years
Buildings and improvements	5-40
Machinery and equipment	3-10
Furniture and fixtures	5-10
Vehicles	3-5

We remove the cost of property and equipment sold or retired and the related accumulated depreciation from the accounts at the time of disposition and include any resulting gain or loss in the consolidated statements of operations. We charge maintenance, repairs, and minor replacements to operations as incurred, and we capitalize and amortize major replacements and improvements over their useful lives.

Goodwill

We account for goodwill in accordance with FASB Accounting Standards Codification 350, "Intangibles - Goodwill and Other" ("ASC 350"), which provides that the excess of cost over net assets of businesses acquired is recorded as goodwill. The acquisitions of Bassett Marine, LLC and Parker Boat Company resulted in goodwill of $802,000. In accordance with ASC 350, we review goodwill for impairment at least annually and whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Our annual impairment test is performed during the fourth fiscal quarter. If the carrying amount of goodwill exceeds its fair value we would recognize an impairment loss in accordance with ASC 350. As of September 30, 2013, and based upon our most recent analysis, we determined through our qualitative assessment that it is not "more likely than not" that the fair values of our reporting units are less than their carrying values. As a result, we were not required to perform the two-step goodwill impairment test.

Impairment of Long-Lived Assets

FASB Accounting Standards Codification 360-10-40, "Property, Plant, and Equipment - Impairment or Disposal of Long-Lived Assets" ("ASC 360-10-40"), requires that long-lived assets, such as property and equipment and purchased intangibles subject to amortization, be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of the asset is measured by comparison of its carrying amount to undiscounted future net cash flows the asset is expected to generate. If such assets are considered to be impaired, the impairment to be recognized is measured as the amount by which the carrying amount of the asset exceeds its fair market value. Estimates of expected future cash flows represent our best estimate based on currently available information and reasonable and supportable assumptions. Any impairment recognized in accordance with ASC 360-10-40 is permanent and may not be restored. Based upon our most recent analysis, we believe no impairment of long-lived assets existed at September 30, 2013.

Customer Deposits

Customer deposits primarily include amounts received from customers toward the purchase of boats. We recognize these deposits as revenue upon delivery to or acceptance by of the related boats to customers.

Insurance

We retain varying levels of risk relating to the insurance policies we maintain, most significantly workers' compensation insurance and employee medical benefits. We are responsible for the claims and losses incurred under these programs, limited by per occurrence deductibles and paid claims or losses up to pre-determined maximum exposure limits. Our third-party insurance carriers pay any losses above the pre-determined exposure limits. We estimate our liability for incurred but not reported losses using our historical loss experience, our judgment, and industry information.

Revenue Recognition

We recognize revenue from boat, motor, and trailer sales, and parts and service operations at the time the boat, motor, trailer, or part is delivered to or accepted by the customer or the service is completed. We recognize deferred revenue from service operations and slip and storage services on a straight-line basis over the term of the contract or when service is completed. We recognize commissions earned from a brokerage sale at the time the related brokerage transaction closes. We recognize commissions earned by us for placing notes with financial institutions in connection with customer boat financing when we recognize the related boat sales. We recognize marketing fees earned on credit life, accident, disability, gap, and hull insurance products sold by third-party insurance companies at the later of customer acceptance of the insurance product as evidenced by contract execution or when the related boat sale is recognized. Pursuant to negotiated agreements with financial and insurance institutions, we are charged back for a portion of these fees should the customer terminate or default on the related finance or insurance contract before it is outstanding for a stipulated minimum period of time. We base the chargeback allowance, which was not material to the consolidated financial statements taken as a whole as of September 30, 2013, on our experience with repayments or defaults on the related finance or insurance contracts.

We also recognize commissions earned on extended warranty service contracts sold on behalf of third-party insurance companies at the later of customer acceptance of the service contract terms as evidenced by contract execution or recognition of the related boat sale. We are charged back for a portion of these commissions should the customer terminate or default on the service contract prior to its scheduled maturity. We determine the chargeback allowance, which was not material to the consolidated financial statements taken as a whole as of September 30, 2013, based upon our experience with terminations or defaults on the service contracts.

The following table sets forth percentages of our revenue generated by certain products and services, for each of last three fiscal years.

	2011	2012	2013
New boat sales	60.6%	62.7%	61.9%
Used boat sales	19.0%	17.8%	19.4%
Maintenance, repair, storage, and charter services	8.9%	8.3%	8.0%
Finance and insurance products	2.7%	2.8%	2.8%
Parts and accessories	6.2%	6.0%	5.5%
Brokerage services	2.6%	2.4%	2.4%
Total Revenue	100.0%	100.0%	100.0%

Stock-Based Compensation

We account for our stock-based compensation plans following the provisions of FASB Accounting Standards Codification 718, "Compensation — Stock Compensation" ("ASC 718"). In accordance with ASC 718, we use the Black-Scholes valuation model for valuing all stock-based compensation and shares purchased under our Employee Stock Purchase Plan. We measure compensation for restricted stock awards and restricted stock units at fair value on the grant date based on the number of shares expected to vest and the quoted market price of our common stock. For restricted stock units with market conditions, we utilize a Monte Carlo simulation embedded in a lattice model to determine the fair value. We recognize compensation cost for all awards in operations, net of estimated forfeitures, on a straight-line basis over the requisite service period for each separately vesting portion of the award.

Advertising and Promotional Costs

We expense advertising and promotional costs as incurred and include them in selling, general, and administrative expenses in the accompanying consolidated statements of operations. Pursuant to ASC 605-50, we net amounts received by us under our co-op assistance programs from our manufacturers against the related advertising expenses. Total advertising and promotional expenses approximated $11.2 million, $9.5 million, and $9.8 million, net of related co-op assistance of approximately $364,000, $390,000, and $419,000, for the fiscal years ended September 30, 2011, 2012, and 2013, respectively.

Income Taxes

We account for income taxes in accordance with FASB Accounting Standards Codification 740, "Income Taxes" ("ASC 740"). Under ASC 740, we recognize deferred tax assets and liabilities for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. We measure deferred tax assets and liabilities using enacted tax rates expected to apply to taxable income in the years in which we expect those temporary differences to be recovered or settled. We record valuation allowances to reduce our deferred tax assets to the amount expected to be realized by considering all available positive and negative evidence.

Pursuant to ASC 740, we must consider all positive and negative evidence regarding the realization of deferred tax assets, including past operating results and future sources of taxable income. Under the provisions of ASC 740-10, we determined that our net deferred tax asset needed to be fully reserved given recent earnings and industry trends.

Concentrations of Credit Risk

Financial instruments, which potentially subject us to concentrations of credit risk, consist principally of cash and cash equivalents and accounts receivable. Concentrations of credit risk with respect to our cash and cash equivalents are limited primarily to amounts held with financial institutions. Concentrations of credit risk arising from our receivables are limited primarily to amounts due from manufacturers and financial institutions.

Fair Value of Financial Instruments

The carrying amount of our financial instruments approximates fair value resulting from either length to maturity or existence of interest rates that approximate prevailing market rates unless otherwise disclosed in these consolidated financial statements.

Use of Estimates and Assumptions

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. Significant estimates made by us in the accompanying consolidated financial statements relate to valuation allowances, valuation of goodwill and intangible assets, valuation of long-lived assets, and valuation of accruals. Actual results could differ materially from those estimates.

3. ACCOUNTS RECEIVABLE:

Trade receivables consist primarily of receivables from financial institutions, which provide funding for customer boat financing and amounts due from financial institutions earned from arranging financing with our customers. We normally collect these receivables within 30 days of the sale. Trade receivables also include amounts due from customers on the sale of boats, parts, service, and storage. Amounts due from manufacturers represent receivables for various manufacturer programs and parts and service work performed pursuant to the manufacturers' warranties.

The allowance for uncollectible receivables, which was not material to the consolidated financial statements as of September 30, 2012 or 2013, was based on our consideration of customer payment practices, past transaction history with customers, and economic conditions. When an account becomes uncollectable, we expense it as a bad debt and we credit payments subsequently received to the bad debt expense account. We review the allowance for uncollectible receivables when an event or other change in circumstances results in a change in the estimate of the ultimate collectability of a specific account.

Accounts receivable, net consisted of the following at September 30,

	2012	2013
	(Amounts in thousands)	
Trade receivables	$ 11,348	$ 14,982
Amounts due from manufacturers	7,061	4,060
Other receivables	411	368
	$ 18,820	$ 19,410

4. INVENTORIES:

Inventories, net, consisted of the following at September 30,

	2012	2013
	(Amounts in thousands)	
New boats, motors, and trailers	$ 179,210	$ 189,618
Used boats, motors, and trailers	29,427	31,701
Parts, accessories, and other	6,483	6,722
	$ 215,120	$ 228,041

5. PROPERTY AND EQUIPMENT:

Property and equipment consisted of the following at September 30,

	2012	2013
	(Amounts in thousands)	
Land	$ 41,050	$ 40,939
Buildings and improvements	79,540	81,212
Machinery and equipment	25,407	26,334
Furniture and fixtures	3,904	4,656
Vehicles	4,761	4,945
	154,662	158,086
Accumulated depreciation and amortization	(55,866)	(57,747)
	$ 98,796	$ 100,339

Depreciation and amortization expense on property and equipment totaled approximately $6.5 million, $6.4 million, and $6.8 million for the fiscal years ended September 30, 2011, 2012, and 2013, respectively.

6. OTHER LONG-TERM ASSETS:

During February 2006, we became party to a joint venture with Brunswick that acquired certain real estate and assets of Great American Marina for an aggregate purchase price of approximately $11.0 million, of which we contributed approximately $4.0 million and Brunswick contributed approximately $7.0 million. The terms of the agreement specify that we operate and maintain the service business and that Brunswick operate and maintain the marina business. Simultaneously with the closing, the acquired entity became Gulfport Marina, LLC ("Gulfport"). We account for our investment in Gulfport in accordance with FASB Accounting Standards Codification 323, "Investment – Equity Method and Joint Venture". Accordingly, we adjust the carrying amount of our investment in Gulfport to recognize our share of earnings or losses, based on the service business we operate. The carrying amount of our investment is included in other long-term assets on the consolidated balance sheets, and our share of the earnings or losses based on the service business that we operate are included in selling, general and administrative expenses on the consolidated statements of operations.

7. SHORT-TERM BORROWINGS:

In June 2013, we entered into an amendment to our Inventory Financing Agreement (the "Amended Credit Facility"), originally entered into in June 2010, as subsequently amended, with GE Commercial Distribution Finance Corporation. The June 2013 amendment extended the maturity date of the Credit Facility to June 2016, subject to additional extension for two one-year periods, with lender approval. The June 2013 amendment, among other things, also added additional lenders and modified the amount of borrowing availability, interest rate, and maturity date of the Credit Facility. The Amended Credit Facility provides a floor plan financing commitment of up to $205 million, an increase from the previous limit of $150 million, subject to borrowing base availability resulting from the amount and aging of our inventory.

The Amended Credit Facility has certain financial covenants as specified in the agreement. The covenants include provisions that our leverage ratio must not exceed 2.75 to 1.0 and that our current ratio must be greater than 1.2 to 1.0. At September 30, 2013, we were in compliance with all of the covenants under the Amended Credit Facility. The interest rate for amounts outstanding under the Amended Credit Facility is now 355 basis points above the one-month London Inter-Bank Offering Rate ("LIBOR") a reduction of 28 basis points from the prior amendment. There is an unused line fee of ten basis points on the unused portion of the Amended Credit Facility.

Advances under the Amended Credit Facility are initiated by the acquisition of eligible new and used inventory or are re-advances against eligible new and used inventory that have been partially paid-off. Advances on new inventory will generally mature 1,081 days from the original invoice date. Advances on used inventory will mature 361 days from the date we acquire the used inventory. Each advance is subject to a curtailment schedule, which requires that we pay down the balance of each advance on a periodic basis starting after six months. The curtailment schedule varies based on the type and value of the inventory. The collateral for the Amended Credit Facility is all of our personal property with certain limited exceptions. None of our real estate has been pledged for collateral for the Amended Credit Facility.

We were also a party to an Inventory Financing Agreement (the "CGI Facility") with CGI Finance, Inc. ("CGI"). The CGI Facility provided a floor plan financing commitment of $30 million and was designed to provide financing for our Azimut Yacht inventory needs. The CGI Facility was not renewed by the Company and expired in August 2013; however, existing advances under the CGI Facility can remain outstanding for up to 18 months. The interest rate for amounts outstanding under the CGI Facility is 350 basis points above the one month London Inter-Bank Offering Rate. Azimut Yacht inventory is now financed under the Amended Credit Facility.

As of September 30, 2012 and 2013, our indebtedness associated with financing our inventory and working capital needs totaled approximately $120.6 million and $122.5 million, respectively. At September 30, 2012 and 2013, the interest rate on the outstanding short-term borrowings was approximately 4.0% and 3.7%. At September 30, 2013, our additional available borrowings under our Amended Credit Facility were approximately $34.8 million based upon the outstanding borrowing base availability. The aging of our inventory limits our borrowing capacity as defined curtailments reduce the allowable advance rate as our inventory ages.

As is common in our industry, we receive interest assistance directly from boat manufacturers, including Brunswick. The interest assistance programs vary by manufacturer, but generally include periods of free financing or reduced interest rate programs. The interest assistance may be paid directly to us or our lender depending on the arrangements the manufacturer has established. We classify interest assistance received from manufacturers as a reduction of inventory cost and related cost of sales as opposed to netting the assistance against our interest expense incurred with our lenders.

The availability and costs of borrowed funds can adversely affect our ability to obtain adequate boat inventory and the holding costs of that inventory as well as the ability and willingness of our customers to finance boat purchases. At September 30, 2013, we had no long-term debt. However, we rely on our Amended Credit Facility to purchase our inventory of boats. The aging of our inventory limits our borrowing capacity as defined curtailments reduce the allowable advance rate as our inventory ages. Our access to funds under our Amended Credit Facility also depends upon the ability of our lenders to meet their funding commitments, particularly if they experience shortages of capital or experience excessive volumes of borrowing requests from others during a short period of time. A continuation of depressed economic conditions, weak consumer spending, turmoil in the credit markets, and lender difficulties, among other potential reasons, could interfere with our ability to utilize our Amended Credit Facility to fund our operations. Any inability to utilize our Amended Credit Facility could require us to seek other sources of funding to repay amounts outstanding under the credit agreements or replace or supplement our credit agreements, which may not be possible at all or under commercially reasonable terms.

Similarly, decreases in the availability of credit and increases in the cost of credit adversely affect the ability of our customers to purchase boats from us and thereby adversely affect our ability to sell our products and impact the profitability of our finance and insurance activities. Tight credit conditions during fiscal 2009, 2010, and 2011 adversely affected the ability of customers to finance boat purchases, which had a negative effect on our operating results.

8. INCOME TAXES:

The components of our benefit from income taxes consisted of the following for the fiscal years ended September 30,

	2011	2012	2013
		(Amounts in thousands)	
Current benefit:			
Federal	$ (235)	$ (116)	$ 101
State	(132)	(60)	(995)
Total current benefit	(367)	$ (176)	$ (894)
Deferred benefit:			
Federal	—	—	—
State	—	—	—
Total deferred benefit	—	—	—
Total income tax benefit	$ (367)	$ (176)	$ (894)

Below is a reconciliation of the statutory federal income tax rate to our effective tax rate for the fiscal years ended September 30,

	2011	2012	2013
Federal tax (benefit) provision	(35.0)%	35.0%	35.0%
State taxes, net of federal effect	(6.8)%	(16.8)%	(0.7)%
Stock based compensation	0.7%	7.5%	0.6%
Valuation allowance	39.5%	(50.2)%	(45.0)%
Federal NOL carryback	(2.0)%	(12.6)%	0.0%
Foreign rate differential	0.0%	15.4%	2.9%
Other	0.5%	2.7%	0.9%
Effective tax rate	(3.1)%	(19.0)%	(6.3)%

Deferred income taxes reflect the impact of temporary differences between the amount of assets and liabilities recognized for financial reporting purposes and such amounts recognized for income tax purposes. The tax effects of these temporary differences representing the components of deferred tax assets (liabilities) at September 30,

	2012	2013
	(Amounts in thousands)	
Current deferred tax assets:		
Inventories	$ 1,644	$ 1,494
Accrued expenses	651	1,269
Current deferred tax assets	2,295	2,763
Valuation allowance	(2,295)	(2,763)
Net current deferred tax assets	$ —	$ —
Long-term deferred tax assets:		
Depreciation and amortization	$ 11,945	$ 8,275
Stock based compensation	4,177	4,216
FIN 48 deferred tax asset	482	70
Tax loss carryforwards	29,196	26,726
Other	182	294
Long-term deferred tax assets	45,982	39,581
Valuation allowance	(45,982)	(39,581)
Net long-term deferred tax assets	$ —	$ —

Pursuant to ASC 740, we must consider all positive and negative evidence regarding the realization of deferred tax assets, including past operating results and future sources of taxable income. Under the provisions of ASC 740, we determined that a full valuation allowance was needed given cumulative losses in recent years excluding the Deepwater Horizon recoveries. The total valuation allowance at September 30, 2012 and 2013 was $48.3 million and $42.3 million, respectively.

Under ASC 740, the impact of an uncertain tax position taken or expected to be taken on an income tax return must be recognized in the financial statements at the largest amount that is more likely than not to be sustained upon audit by the relevant taxing authority. An uncertain income tax position will not be recognized in the financial statements unless it is more likely than not of being sustained. As of September 30, 2012 and 2013, we had approximately $1.5 million and $224,000, respectively, of gross unrecognized tax benefits, of which approximately $1.0 million and $154,000, respectively, if recognized, would impact the effective tax rate before considering a change in valuation allowance.

The reconciliation of the total amount recorded for unrecognized tax benefits at the beginning and end of the fiscal years ended September 30, 2012 and 2013 is as follows:

	2012	2013
	(Amounts in thousands)	
Unrecognized tax benefits at the beginning of the year	$ 1,581	$ 1,498
Increases in tax positions for prior years	46	34
Decreases in tax positions for prior years	(32)	(1,308)
Lapse of statute of limitations	(97)	0
Unrecognized tax benefits at September 30,	$ 1,498	$ 224

Consistent with our prior practices, we recognize interest and penalties related to uncertain tax positions as a component of income tax expense. As of September 30, 2012 and 2013, interest and penalties represented approximately $673,000 and $100,000, respectively, of the gross unrecognized tax benefits.

We are subject to tax by both federal and state taxing authorities. Until the respective statutes of limitations expire, we are subject to income tax audits in the jurisdictions in which we operate. We are no longer subject to U.S. federal tax examinations for fiscal years prior to 2010, and we are not subject to audits prior to the 2009 fiscal year for the majority of the state jurisdictions.

It is reasonably possible that a change to the total amount of unrecognized tax benefits could occur in the next 12 months based on examinations by tax authorities, the expiration of statutes of limitations, or potential settlements of outstanding positions.

9. STOCKHOLDERS' EQUITY:

In November 2005, our Board of Directors approved a share repurchase plan allowing our company to repurchase up to 1,000,000 shares of our common stock. Under the plan, we may buy back common stock from time to time in the open market or in privately negotiated blocks, dependent upon various factors, including price and availability of the shares, and general market conditions. Through September 30, 2013, we had purchased an aggregate of 790,900 shares of common stock under the plan for an aggregate purchase price of approximately $15.8 million.

10. STOCK-BASED COMPENSATION:

We account for our stock-based compensation plans following the provisions of FASB Accounting Standards Codification 718, "Compensation — Stock Compensation" ("ASC 718"). In accordance with ASC 718, we use the Black-Scholes valuation model for valuing all stock-based compensation and shares purchased under our Employee Stock Purchase Plan. We measure compensation for restricted stock awards and restricted stock units at fair value on the grant date based on the number of shares expected to vest and the quoted market price of our common stock. For restricted stock units with market conditions, we utilize a Monte Carlo simulation embedded in a lattice model to determine the fair value. We recognize compensation cost for all awards in operations, net of estimated forfeitures, on a straight-line basis over the requisite service period for each separately vesting portion of the award.

Cash received from option exercises under all share-based compensation arrangements for the fiscal years ended September 30, 2011, 2012, and 2013 was approximately $1.4 million, $1.5 million, and $3.3 million, respectively. There were no tax benefits realized for tax deductions from option exercises for the fiscal years ended September 30, 2011, 2012, and 2013. We currently expect to satisfy share-based awards with registered shares available to be issued.

11. THE INCENTIVE STOCK PLANS:

During February 2013, our stockholders approved a proposal to amend the 2011 Stock-Based Compensation Plan ("2011 Plan") to increase the 1,200,456 share threshold by 1,000,000 shares to 2,200,456 shares. During January 2011, our stockholders approved a proposal to authorize our 2011 Plan, which replaced our 2007 Incentive Compensation Plan ("2007 Plan"). Our 2011 Plan provides for the grant of stock options, stock appreciation rights, restricted stock, stock units, bonus stock, dividend equivalents, other stock related awards, and performance awards (collectively "awards"), that may be settled in cash, stock, or other property. Our 2011 Plan is designed to attract, motivate, retain, and reward our executives, employees, officers, directors, and independent contractors by providing such persons with annual and long-term performance incentives to expend their maximum efforts in the creation of stockholder value. Subsequent to the February 2013 amendment described above, the total number of shares of our common stock that may be subject to awards under the 2011 Plan is equal to 2,000,000 shares, plus (i) any shares available for issuance and not subject to an award under the 2007 Plan, which was 200,456 shares at the time of approval of the 2011 Plan, (ii) the number of shares with respect to which awards granted under the 2011 Plan and the 2007 Plan terminate without the issuance of the shares or where the shares are forfeited or repurchased; (iii) with respect to awards granted under the 2011 Plan and the 2007 Plan, the number of shares that are not issued as a result of the award being settled for cash or otherwise not issued in connection with the exercise or payment of the award; and (iv) the number of shares that are surrendered or withheld in payment of the exercise price of any award or any tax withholding requirements in connection with any award granted under the 2011 Plan and the 2007 Plan. The 2011 Plan terminates in January 2021, and awards may be granted at any time during the life of the 2011 Plan. The date on which awards vest are determined by the Board of Directors or the Plan Administrator. The Board of Directors has appointed the Compensation Committee as the Plan Administrator. The exercise prices of options are determined by the Board of Directors or the Plan Administrator and are at least equal to the fair market value of shares of common stock on the date of grant. The term of options under the 2011 Plan may not exceed ten years. The options granted have varying vesting periods. To date, we have not settled or been under any obligation to settle any awards in cash.

The following table summarizes option activity from September 30, 2012 through September 30, 2013:

	Shares Available for Grant	Options Outstanding	Aggregate Intrinsic Value (in thousands)	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life
Balance at September 30, 2012	1,062,448	2,507,685	$ 4,588	$ 9.86	6.5
Options authorized	1,000,000	—		—	
Options granted	(572,250)	572,250		$ 7.62	
Options cancelled/forfeited/expired	273,897	(273,897)		$ 11.23	
Restricted stock awards forfeited	23,442	—		—	
Options exercised	—	(504,400)		$ 5.34	
Balance at September 30, 2013	1,787,537	2,301,638	$ 10,419	$ 10.13	6.5
Exercisable at September 30, 2013		1,795,321	$ 7,934	$ 10.93	5.9

The weighted-average grant date fair value of options granted during the fiscal years ended September 30, 2011, 2012, and 2013 was $5.15, $4.30, and $4.49, respectively. The total intrinsic value of options exercised during the fiscal years ended September 30, 2011, 2012, and 2013 was approximately $766,000, $1.4 million, and $3.3 million, respectively.

As of September 30, 2012 and 2013, there were approximately $921,000 and $980,000, respectively, of unrecognized compensation costs related to non-vested options that are expected to be recognized over a weighted average period of 1.9 years and 2.0 years, respectively. The total fair value of options vested during the fiscal years ended September 30, 2011, 2012, and 2013 was approximately $4.1 million, $3.1 million, and $2.5 million, respectively.

We used the Black-Scholes model to estimate the fair value of options granted. The expected term of options granted is derived from the output of the option pricing model and represents the period of time that options granted are expected to be outstanding. Volatility is based on the historical volatility of our common stock. The risk-free rate for periods within the contractual term of the options is based on the U.S. Treasury yield curve in effect at the time of grant.

The following are the weighted-average assumptions used for the fiscal years ended September 30,

	2011	2012	2013
Dividend yield	0.0%	0.0%	0.0%
Risk-free interest rate	1.3%	0.8%	0.6%
Volatility	94.9%	89.9%	80.1%
Expected life	4.4 years	4.5 years	4.3 years

12. EMPLOYEE STOCK PURCHASE PLAN:

During February 2012, our stockholders approved a proposal to amend our 2008 Employee Stock Purchase Plan ("Stock Purchase Plan") to increase the number of shares available under that plan by 500,000 shares. The Stock Purchase Plan as amended provides for up to 1,000,000 shares of common stock to be available for purchase by our regular employees who have completed at least one year of continuous service. In addition, there were 52,837 shares of common stock available under our 1998 Employee Stock Purchase Plan, which have been made available for issuance under our Stock Purchase Plan. The Stock Purchase Plan provides for implementation of up to 10 annual offerings beginning on the first day of October starting in 2008, with each offering terminating on September 30 of the following year. Each annual offering may be divided into two six-month offerings. For each offering, the purchase price per share will be the lower of (i) 85% of the closing price of the common stock on the first day of the offering or (ii) 85% of the closing price of the common stock on the last day of the offering. The purchase price is paid through periodic payroll deductions not to exceed 10% of the participant's earnings during each offering period. However, no participant may purchase more than $25,000 worth of common stock annually.

We used the Black-Scholes model to estimate the fair value of options granted to purchase shares issued pursuant to the Stock Purchase Plan. The expected term of options granted is derived from the output of the option pricing model and represents the period of time that options granted are expected to be outstanding. Volatility is based on the historical volatility of our common stock. The risk-free rate for periods within the contractual term of the options is based on the U.S. Treasury yield curve in effect at the time of grant.

The following are the weighted-average assumptions used for the fiscal years ended September 30,

	2011	2012	2013
Dividend yield	0.0%	0.0%	0.0%
Risk-free interest rate	0.2%	0.1%	0.1%
Volatility	48.9%	51.8%	54.8%
Expected life	Six months	Six months	Six months

As of September 30, 2013, we had issued 596,030 shares of common stock under our Stock Purchase Plan.

13. RESTRICTED STOCK AWARDS:

We have granted non-vested (restricted) stock awards ("restricted stock") and restricted stock units ("RSUs") to certain key employees pursuant to the 2011 Plan and the 2007 Plan. The restricted stock awards have varying vesting periods, but generally become fully vested at either the end of year four or the end of year five, depending on the specific award. Certain restricted stock awards granted in fiscal 2008 required certain levels of performance by us by September 2011 before they were earned: these metrics were not met, and the awards were forfeited. Certain RSUs granted in fiscal 2010, 2011, and 2012 require a minimum level of performance of our stock price compared with an index over designated time periods from the grant date before they are earned, or the awards will be forfeited. The stock underlying the RSUs will be delivered upon vesting. The performance metrics for the RSUs granted in fiscal 2010 were not met by the September 2012 measurement date, and the awards were forfeited. The performance metrics for the RSUs granted in fiscal 2011 were met by the September 2013 measurement date, and the awards were earned.

We accounted for the restricted stock awards granted using the measurement and recognition provisions of ASC 718. Accordingly, the fair value of the restricted stock awards is measured on the grant date and recognized in earnings over the requisite service period for each separately vesting portion of the award.

The following table summarizes restricted stock award activity from September 30, 2012 through September 30, 2013:

	Shares	Weighted Average Grant Date Fair Value
Non-vested balance at September 30, 2012	124,108	$ 6.62
Changes during the period		
Awards vested	(35,996)	$ 7.44
Awards forfeited	(23,442)	$ 6.50
Non-vested balance at September 30, 2013	64,670	$ 6.04

As of September 30, 2013, we had approximately $135,000 of total unrecognized compensation cost related to non-vested restricted stock awards. We expect to recognize that cost over a weighted-average period of 1.1 years.

14. NET INCOME (LOSS) PER SHARE:

The following is a reconciliation of the shares used in the denominator for calculating basic and diluted net income (loss) per share for the fiscal years ended September 30,

	2011	2012	2013
Weighted average common shares outstanding used in calculating basic income (loss) per share	22,375,271	22,740,986	23,253,992
Effect of dilutive options	—	594,932	749,736
Weighted average common and common equivalent shares used in calculating diluted income (loss) per share	22,375,271	23,335,918	24,003,728

During the fiscal years ended September 30, 2012 and 2013, there were 1,546,207 and 1,728,042 weighted average shares of options outstanding, respectively, that were not included in the computation of diluted income (loss) per share because the options' exercise prices were greater than the average market price of our common stock, and therefore, their effect would be anti-dilutive. For the fiscal year ended September 30, 2011, no options were included in the computation of diluted loss per share because we reported a net loss and the effect of their inclusion would have been anti-dilutive.

15. COMMITMENTS AND CONTINGENCIES:

Lease Commitments

We lease certain land, buildings, machinery, equipment, and vehicles related to our dealerships under non-cancelable third-party operating leases. Certain of our leases include options for renewal periods and provisions for escalation. Rental expenses, including month-to-month rentals, were approximately $6.1 million, $5.1 million, and $5.4 million for the fiscal years ended September 30, 2011, 2012, and 2013, respectively.

Future minimum lease payments under non-cancelable operating leases at September 30, 2013, were as follows:

	(Amounts in thousands)
2014	$ 5,254
2015	4,053
2016	3,188
2017	2,367
2018	1,701
Thereafter	1,533
Total	$ 18,096

Other Commitments and Contingencies

We are party to various legal actions arising in the ordinary course of business. In addition, certain former shareholders of Surfside - 3 Marina, Inc., a company we acquired in March 2006, filed a lawsuit naming our company as defendant. The lawsuit alleges a failure to timely lift stock transfer restrictions on stock acquired by the plaintiffs in the acquisition, which allegedly delayed the plaintiffs from selling the shares. The court has entered judgment in our favor and the matter is currently pending appeal. While it is not feasible to determine the actual outcome of these actions as of September 30, 2013, we believe that these matters should not have a material adverse effect on our consolidated financial condition, results of operations, or cash flows.

In fiscal 2013 we recognized a recovery of approximately $11.8 million from the Deepwater Horizon Settlement Program for damages suffered as a result of the Deepwater Horizon Oil Spill. The recovery was recorded as a reduction in selling, general, and administrative expenses on our consolidated statements of operations. While additional claims are outstanding, we cannot be certain of the amount of any further recovery.

During fiscal 2011, 2012, and 2013, we incurred costs associated with store closings and lease terminations of approximately $750,000, $350,000, and $162,000, respectively. These costs primarily related to the future minimum operating lease payments of the closed locations. The store closings were a key component in our effort to better match our fixed costs with the decline in retail business caused by the soft economic conditions. The store closing costs have been included in selling, general, and administrative expenses in the consolidated statements of operations during fiscal 2011, 2012, and 2013.

In connection with our workers' compensation insurance policies, we maintain a letter of credit in the amount of $800,000 with our policy holder. The letter of credit is collateralized by a certificate of deposit held by the bank that issued the letter of credit. The certificate of deposit is classified as cash and cash equivalents in the accompanying consolidated balance sheets as of September 30, 2013.

We are subject to federal and state environmental regulations, including rules relating to air and water pollution and the storage and disposal of gasoline, oil, other chemicals and waste. We believe that we are in compliance with such regulations.

16. EMPLOYEE 401(k) PROFIT SHARING PLANS:

Employees are eligible to participate in our 401(k) Profit Sharing Plan (the "Plan") following their 90-day introductory period starting either April 1 or October 1, provided that they are 21 years of age. Under the Plan, we match 25% of participants' contributions, up to a maximum of 5% of each participant's compensation. We contributed, under the Plan, or pursuant to previous similar plans, approximately $283,000, $298,000, and $440,000 for the fiscal years ended September 30, 2011, 2012, and 2013, respectively.

17. QUARTERLY FINANCIAL DATA (UNAUDITED):

The following table sets forth certain unaudited quarterly financial data for each of our last eight quarters. The information has been derived from unaudited financial statements that we believe reflect all adjustments, consisting only of normal recurring adjustments, necessary for the fair presentation of such quarterly financial information.

	December 31, 2011	March 31, 2012	June 30, 2012	September 30, 2012	December 31, 2012	March 31, 2013	June 30, 2013	September 30, 2013
	(Amounts in thousands except share and per share data)							
Revenue	$ 91,787	$ 143,992	$ 151,330	$ 137,347	$ 99,051	$ 160,008	$ 175,756	$ 149,682
Cost of sales	66,213	109,614	111,040	104,306	72,773	122,358	128,949	109,564
Gross profit	25,574	34,378	40,290	33,041	26,278	37,650	46,807	40,118
Selling, general, and administrative expenses	28,570	30,994	34,659	33,690	29,443	36,100	33,047	33,915
(Loss) income from operations	(2,996)	3,384	5,631	(649)	(3,165)	1,550	13,760	6,203
Interest expense	1,217	1,203	1,018	1,009	997	1,166	1,193	862
(Loss) income before income tax benefit (provision)	(4,213)	2,181	4,613	(1,658)	(4,162)	384	12,567	5,341
Income tax benefit (provision)	—	116	—	60	—	(40)	1,070	(136)
Net (loss) income	$ (4,213)	$ 2,297	$ 4,613	$ (1,598)	$ (4,162)	$ 344	$ 13,637	$ 5,205
Net (loss) income per share:								
Diluted	$ (0.19)	$ 0.10	$ 0.20	$ (0.07)	$ (0.18)	$ 0.01	$ 0.56	$ 0.21
Weighted average number of shares:								
Diluted	22,592,370	23,253,524	23,515,737	22,906,723	22,955,715	24,019,409	24,177,020	24,267,879

NOTE: PORTIONS OF THIS EXHIBIT INDICATED BY "[****]" ARE SUBJECT TO A CONFIDENTIAL TREATMENT REQUEST, AND HAVE BEEN OMITTED FROM THIS EXHIBIT. COMPLETE, UNREDACTED COPIES OF THIS EXHIBIT HAVE BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION AS PART OF THIS COMPANY'S CONFIDENTIAL TREATMENT REQUEST.

DEALERSHIP AGREEMENT

THIS DEALERSHIP AGREEMENT ("Agreement") is made effective on September 1, 2008 by and between AZIMUT BENETTI S.P.A., an Italian corporation, ("AZIMUT") with offices located at Via Michele Coppino 104, Viareggio (Lucca), Italy, and MARINEMAX NORTHEAST, LLC, a Delaware limited liability company, d/b/a MARINEMAX SURFSIDE 3 ("DEALER") with offices located at 18167 US 19 North, Suite 300, Clearwater, Florida 33764 (AZIMUT and DEALER sometimes referred to collectively herein as the "Parties").

In consideration of the mutual covenants contained herein, AZIMUT and DEALER agree as follows:

PREAMBLE

A) DEALER possesses sufficient technical and commercial competence in the field of the non commercial motoryacht industry to ensure efficient distribution of such products in the Territory (as hereafter defined).

B) DEALER also possesses sufficient skills to ensure promotion of AZIMUT Products (as hereafter defined) with the clientele and the display of these Products for sale.

C) DEALER has the right to appoint subdealers or agents within the Territory subject to prior written approval by AZIMUT, which approval will not be unreasonably withheld. In such a case DEALER will remain directly responsible in respect of AZIMUT for its subdealers and/or agents activity.

D) DEALER possesses or has at its disposal in its Territory the technical installations and the skilled labor necessary to ensure the launching, repair and complete service of AZIMUT's Products as better specified in the DEALER Qualification Book.

E) AZIMUT requires DEALER to distribute the Products and supplementary equipment manufactured by AZIMUT and to promote effectively and efficiently their sales in the Territory.

F) AZIMUT requires DEALER to follow DEALER QUALIFICATION PROGRAM by fully complying with all rules, standards and procedures stated in DEALER QUALIFICATION BOOK a copy of which has been delivered to DEALER and forms an integral part of this Agreement as **Appendix 1** . AZIMUT reserves the right to modify DEALER QUALIFICATION BOOK at any time on prior written notice to DEALER with modifications applicable to all dealers.

NOTE: PORTIONS OF THIS EXHIBIT INDICATED BY "[****]" ARE SUBJECT TO A CONFIDENTIAL TREATMENT REQUEST, AND HAVE BEEN OMITTED FROM THIS EXHIBIT. COMPLETE, UNREDACTED COPIES OF THIS EXHIBIT HAVE BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION AS PART OF THIS COMPANY'S CONFIDENTIAL TREATMENT REQUEST.

DEFINITIONS

In addition to the definitions made in other parts of this Agreement, the Parties agree that the following terms shall have the meaning hereinafter defined:

I. Contractual Term. The term of this Agreement shall be **two (2) years** provided, however, that at the end of each twelve (12) month term hereof, this Agreement shall be automatically renewed for another twelve (12) months for so long as DEALER and AZIMUT are able to agree in good faith on acceptable retail sales goals, and Dealer has good faith intentions to seek the status of at least "silver" as defined in the Dealer Qualification Book.

II. DEALER Manager. The manager of DEALER next identified upon whose personal service AZIMUT relies in entering into the Agreement. DEALER Manager: Andrew Schneider, or any other individual appointed in MarineMax's reasonable discretion that is capable of leading DEALER in the performance of this Agreement.

III. DEALER Owner. DEALER Owner means the owner(s) of DEALER next identified upon whose personal service AZIMUT relies in entering into the Agreement. DEALER Owner: MarineMax.

IV. Exclusivity. DEALER has the exclusive right to sell the Products to customers that, to the best of DEALER'S knowledge, will moor their boat in the Territory for not less than one hundred eighty-one (181) days during the first twelve (12) months from delivery of the boat.

This exclusivity is based upon the following two (2) AZIMUT engagements:

1. No other dealer will be appointed in the Territory, and

2. No other dealer will be allowed to sell Products in the Territory. Specifically, Azimut will use its commercially reasonable best efforts to restrict or prohibit other dealers from selling into another dealers territory, unless otherwise agreed between the dealers.

V. Notice. A certified letter with return receipt requested or, if required by urgency, an e-mail or facsimile provided receipt of such communication is acknowledged in writing by the party to whom it is addressed. Notices shall be effective upon receipt.

VI. Options. All components or equipment or customizations requested by DEALER which are not included in the standard specification of the relevant model.

VII. Order Contract. The order contract used between AZIMUT and DEALER for the confirmation of the purchase of each Product, a standard copy of which is attached hereto as **Appendix 2** .

VIII. Products. Boats manufactured by AZIMUT (listed in **Appendix 3** to this Agreement) sold with the trademark 'AZIMUT', all supplementary equipment, accessories and spare parts of such boats, and clothing. AZIMUT reserves the right to include in or exclude from this list, at any time any boat model, or supplementary equipment, accessories and spare parts of such boats by simple written notice to this effect no less than thirty (30) days prior to change.

IX. Territory. The geographical area encompassed by the boundaries of Maryland to Maine.

X. Trademarks. The trademark AZIMUT and all other trademarks which are or will be registered on behalf of AZIMUT, a current copy of which is reproduced and described in DEALER Qualification Book.

ARTICLE I
LEGAL STATUS OF DEALER

1.1. DEALER has the right to purchase and to sell AZIMUT Products on its own name and for its own account. DEALER has the status of independent DEALER vis-à-vis AZIMUT and vis-à-vis customers.

1.2 DEALER has the right to distribute the Products in the Territory on an exclusive basis. It is obliged to promote sales of the Products in the Territory in the most efficient manner, and to devote its commercially reasonable best efforts to develop such sales.

1.3 DEALER engages itself not to promote/sell/distribute products in competition with the AZIMUT Products; provided, however, that this shall not include any of the brands currently carried by DEALER or its affiliates which DEALER and its affiliates shall be permitted to sell unless agreed otherwise by Azimut in writing.

1.4 DEALER is NOT authorized to act either in the name or as an agent of AZIMUT.

1.5 DEALER has the duty to protect the interests of AZIMUT with all the diligence required of a good merchant and to inform AZIMUT of its activity as well as the conditions of the market in the Territory.

ARTICLE II
UNDERTAKING OF DEALER

2.1 DEALER has the duty to display the Products in the most apparent manner possible and under the most favorable conditions in its show windows, show cases, display floors and any other places visited by the clientele, to which DEALER has access either on a permanent or provisional basis, to be determined in DEALER'S reasonable judgment of what is most appropriate and effective, after input and consultation with Azimut if warranted.

2.2 DEALER shall not sell, promote or advertise the sale of Products outside the Territory, except in publications with cross-territorial distribution (in the latter, territory has to be specified as appropriate).

2.3 AZIMUT authorizes DEALER to make known to its clientele its status of AZIMUT exclusive importer and distributor in the Territory. DEALER may also use the term "AZIMUT exclusive importer and distributor for United States East Coast from Maryland to Maine" on its letterhead, signs, prospectus and advertisements. DEALER acknowledges that AZIMUT has the exclusive right to use and to control the use of the Trademarks, and but for the limited, non-exclusive right granted for DEALER to use of the AZIMUT name and trademarks as provided in this Agreement, DEALER would have no right to use the same.

2.4 DEALER accepts and undertakes, with respect to the Products it will sell, to fulfill the obligations set out in the "AZIMUT Warranty Bookhere attached as **Appendix 4**.

2.5 In purchasing each boat, DEALER and AZIMUT will execute an Order Contract where AZIMUT undertakes, with respect to the Products sold to DEALER, only the express warranty obligations valid with respect to DEALER. It is here agreed by the Parties that the terms and conditions set out in the Order Contract may be modified by AZIMUT either generally or in respect of any particular Order Contract upon prior written notice to Dealer.

2.6 DEALER shall carry in stock at all times during the term of the Agreement such inventory of Products as DEALER's volume of sales or service may require. DEALER shall in no event carry less than the minimum Products established by mutual agreement between DEALER and AZIMUT in good faith based on many factors including without limitation the strength of the economy in the Territory, Euro impact, Azimut product availability and realistic potential for growth, unless subsequently agreed to in writing between the parties in good faith. DEALER's required minimum Products inventory will change as new Products are added to AZIMUT's available products. The forecasted orders are attached hereto as Appendix 6.

ARTICLE III
CONDITIONS OF SALE AND TITLE

3.1 AZIMUT will supply DEALER with Products in so far as available, at the conditions set out in this contract.

3.2 Provided the entire Purchase Price and all other sums due and owed by the buyer to AZIMUT in respect of this Order have been paid in full, title to the Yacht will be deemed to be transferred to the DEALER. The parties agree the DEALER will pay the purchase price for each Product when the Product is ready for shipment in Italy. AZIMUT shall retain risk of loss for the Product until the Product is physically delivered to DEALER in the designated port in the United States. AZIMUT shall be responsible, at its expense, to ship the Product and to insure the Product to cover its full value until delivery to DEALER in the United States and shall provide a certificate of insurance upon shipment naming DEALER as an additional insured and loss payee.

NOTE: PORTIONS OF THIS EXHIBIT INDICATED BY "[****]" ARE SUBJECT TO A CONFIDENTIAL TREATMENT REQUEST, AND HAVE BEEN OMITTED FROM THIS EXHIBIT. COMPLETE, UNREDACTED COPIES OF THIS EXHIBIT HAVE BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION AS PART OF THIS COMPANY'S CONFIDENTIAL TREATMENT REQUEST.

3.3 AZIMUT will sell the Products to DEALER using the prices resulting from the price list contained in **Appendix 5** to this contract (the " **Price List** "). AZIMUT reserves the right to modify Prices applicable to future product purchases/orders by giving DEALER thirty (30) days prior written Notice. Prices are normally modified by AZIMUT once a year effective as of 1 st of September, however, AZIMUT reserves the right to modify its prices at any time. Prices are for delivery cost, insurance, and freight.

3.4 AZIMUT may, at its reasonable discretion, refuse any requested modification to the orders. Modifications are valid only if accepted by AZIMUT in writing.

3.5 DEALER will have the following discount structure on the Prices indicated in the Price List. DEALER will be granted the discount off the option price-list listed below.

"[****]"

3.6 FLOOR PLAN. AZIMUT recognizes DEALER six (6) month floor plan assistance for boats ordered in stock and kept in inventory at an interest rate equal to New York prime. In case the boat is sold within the six (6) month period, the floor plan will be recognized for the effective time kept in stock. Upon request from DEALER, AZIMUT shall consider in good faith granting interest on trade inventory.

For ordered boats already sold retail at the time of the shipment from Italy, floor plan will be recognized to DEALER at an interest rate equal to New York prime for the time it takes to deliver the boat to the retail customer or a maximum of sixty (60) days, whichever comes first.

ARTICLE IV
FURTHER UNDERTAKINGS OF DEALER

4.1 DEALER has to make its commercially reasonable best efforts in order to establish the best image for AZIMUT in the Territory and to promote the sales of Products and achieve the highest turnover therein.

4.2 DEALER must operate through at least one permanent office to ensure an adequate promotion of the AZIMUT Products at its own expense. DEALER must within two (2) weeks from the execution of this Agreement communicate to AZIMUT where its offices are and/or when and where it will open its new offices if applicable. DEALER undertakes to follow the rules and instructions set out in DEALER Qualification Book in any refitting, restructuring and opening of any of its offices and yards.

4.3 Pursuant to the rules and instructions set out in DEALER Qualification Book, DEALER and all its network locations have to show an "AZIMUT Yachts" sign where its offices or service yards are established subject to zoning laws and ordinances and as soon as reasonably practicable.

ARTICLE V
ADVERTISING

5.1 DEALER will promote the Product locally by organizing VIP receptions, meetings and introductory cocktails as better specified in DEALER Qualification Book.

5.2 DEALER shall be responsible for advertising and/or marketing activity in the Territory and DEALER and AZIMUT shall mutually agree on a marketing plan and budget for the contractual year. If an agreement is not reached on the budget, AZIMUT will establish the budget based upon dealers in similar territories. The budget will define which costs are paid by AZIMUT or DEALER with the intention that the cost of all advertising and sales promotion activities shall be borne by DEALER. Such advertising will be performed consistently with AZIMUT's advertising standards set out in DEALER Qualification Book. Upon request, DEALER will transmit to AZIMUT a copy of each and every advertisement and/or marketing material that it will use concerning the Products. DEALER acknowledges that AZIMUT may request changes and deny the publication of those advertisements and marketing material which it will reasonably deem not in line with AZIMUT standards as defined in DEALER Qualification Book

5.3 Prior to the expiration of the contractual year, DEALER and AZIMUT will together review the expenditure of the budget for advertising to determine any appropriate adjustments for the subsequent year.

5.4 AZIMUT will provide DEALER with a sufficient number of brochures and marketing material which will be free of charge for DEALER. Further quantities will be sold "at cost". Any duplication will be strictly forbidden being understood that in case of violation of this instruction and/or violation of copyrights on any image, content or right anyway connected to such material DEALER will be fully liable of damages and herein expressly undertakes to hold AZIMUT harmless from any and all damages or claim coming from third Parties or such violations. Unless expressly regulated in DEALER Qualification Book, DEALER will be allowed to apply a sticker positioned identifying DEALER on the back side of each AZIMUT packaging, brochure or other marketing material.

5.5 Transportation costs of all brochures, marketing and promotional materials will be at DEALER's charge. DEALER will receive on a regular basis the invoices regarding the purchase of promotional material and the transport costs. Payment shall be remitted by wire-transfer to AZIMUT or deducted in the monthly wire compensation.

5.6 Shipments of promotional material will be either "freight collect" or "freight prepaid" at DEALER's choice. The method of shipment selected by DEALER should be shown on the order.

ARTICLE VI
BOAT SHOWS

6.1 During the Contractual Term, DEALER must attend the Miami Boat Show and the Ft. Lauderdale Boat Show (individually the "Show" and collectively the "Shows") organized by AZIMUT. DEALER agrees collectively with the DEALER of FL to provide full range of boats to be displayed in each show as is feasible unless differently agreed with AZIMUT , which agreement shall not be unreasonably withheld. At the Boat Show, DEALER will have the availability of a non-exclusive meeting room and all other facilities arranged by AZIMUT, such as bar service in the display, brochures, organizational assistance, etc.

6.2 DEALER must, at its own expenses, take part in its local boat show(s) that Dealer deems to be advisable and arrange a display according to the rules and instructions set out in DEALER Qualification Book or if different according to the guidelines that will from time to time be agreed upon with AZIMUT's Sales and Marketing Departments.

ARTICLE VII
TERMS OF PAYMENT

7.1 Unless otherwise agreed in writing on a case by case basis, all Products must be paid by DEALER as follows for all boat orders:

Motoryacht 75-100' (including S line)

- *Orders for stock:*
  - *$100,000 on Azimut acceptance of order*
  - *$200,000 on starting lamination*
  - balance upon delivery to carrier in Italy

Motoryacht 101' – 116' (including S line)

- *Orders for stock*
  - *$100,000 on Azimut acceptance of order*
  - *$400,000 on starting lamination*
  - balance upon delivery to carrier in Italy

Motortyacht 75' – 116' (including S line)

- *Retail contracts*
  - *5% on Azimut acceptance of order following customer execution of retail contract*
  - *5% on engine installation*
  - balance upon delivery to carrier in Italy

NOTE: PORTIONS OF THIS EXHIBIT INDICATED BY "[****]" ARE SUBJECT TO A CONFIDENTIAL TREATMENT REQUEST, AND HAVE BEEN OMITTED FROM THIS EXHIBIT. COMPLETE, UNREDACTED COPIES OF THIS EXHIBIT HAVE BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION AS PART OF THIS COMPANY'S CONFIDENTIAL TREATMENT REQUEST.

AZIMUT shall be responsible for and bear all risk of loss or damage and costs of shipping and insurance for the Products through delivery at a United States port in New York or such other U.S. port designated by DEALER at DEALER's option.

Eventual request of cancellation of any valid order asked by DEALER will be reasonably evaluated by AZIMUT and if accepted, deposit will be allocated to another model as mutually agreed upon.

7.2 DEALER shall comply with the terms of payment stated above, except for any amounts contested by DEALER in good faith. Should DEALER fail to comply with such terms of payment, AZIMUT shall so notify DEALER in writing and DEALER shall so comply for all uncontested amounts within five (5) business days thereafter, if not sooner.

ARTICLE VIII
PROTOCOL OF ACCEPTANCE AND CHECK LIST

8.1 According to the procedure set out in DEALER Qualification Book, before or after title to the boat is transferred to DEALER according to the provisions of Article 3.2 above, DEALER, within fourteen (14) calendar days from the date when the boat is delivered to Dealer in the United States – must:

(i) sign the Protocol of Acceptance in the form set out in DEALER Qualification Book and deliver it to AZIMUT together with the Check List.

(ii) directly or through appointed experts, inspect and identify any cosmetic defects and missing items with respect to the relevant contractual and technical specifications, according to the procedure set out in DEALER Qualification Book;

Provided however that such 14 day period shall be extended for such time as reasonably necessary if delay is caused by circumstances beyond the control of the parties. Additionally, with respect to any latent defects or defects which are not discovered upon initial inspection, DEALER shall have the opportunity to identify and report and seek remedy of such defects following discovery thereof. Further provided that DEALER will use its commercially reasonable best effort to carry out the activities described under (i) and (ii) hereabove in Viareggio for all boats built in Viareggio shipyard.

The risk of loss shall be borne by AZIMUT until delivery to Dealer at United States designated port.

8.2 Except as specifically provided herein or otherwise agreed between the parties, AZIMUT's obligations to DEALER may never exceed that set out in the AZIMUT Warranty Book and the other terms and conditions contained in the relevant Order Contract.

NOTE: PORTIONS OF THIS EXHIBIT INDICATED BY "[****]" ARE SUBJECT TO A CONFIDENTIAL TREATMENT REQUEST, AND HAVE BEEN OMITTED FROM THIS EXHIBIT. COMPLETE, UNREDACTED COPIES OF THIS EXHIBIT HAVE BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION AS PART OF THIS COMPANY'S CONFIDENTIAL TREATMENT REQUEST.

ARTICLE IX
CONDITIONS OF RESALE BY DEALER

9.1 In reselling the Products DEALER shall represent to each customer the contents and limits of the AZIMUT Warranty Book and in the resale agreement shall, to the extent applicable, reference or provide the similar terms and conditions contained in the Order Contract executed with AZIMUT for the Product to be resold.

9.2 DEALER shall sell the Products in substantially the same conditions as they are received by it, reasonable wear and tear and normal installation of electronics and entertainment systems excepted, and shall not alter, remove or in any way tamper with any of the AZIMUT Trademarks, marks or numbers on the Products. DEALER will have the right to attach to the Products its name indicating DEALER is an authorized distributor of AZIMUT.

ARTICLE X
AFTER SALE ASSISTANCE, END CUSTOMER WARRANTY AND 'WARRANTY EXTENSION' PACKAGE

10.1 At its own expense DEALER shall organize and maintain an appropriate and adequate after-sale assistance service in compliance with the rules and instructions confirmed in DEALER Qualification Book.

10.2 - DEALER undertakes to provide assistance, also under warranty, for all AZIMUT boats in ports or marinas situated in the Territory, both those sold by DEALER or otherwise, at the conditions provided in DEALER Qualification Program.

10.3 - DEALER expressly accepts and undertakes to comply with the content of the AZIMUT Warranty Booklet, with reference both to the Warranty for Pleasure-boat Customers and to the Warranty for Professional Customers. For such purpose the AZIMUT Warranty Booklet is annexed to this agreement (**Appendix 4**).

10.4 DEALER further expressly accepts all conditions any Limited AZIMUT Warranty Extension Package described in the AZIMUT Warranty Booklet and undertakes to offer it to its customers, refraining from proposing its own service packages or however, packages that have not been previously agreed with AZIMUT.

10.5 DEALER undertakes to carry out Maintenance-services for all AZIMUT boats (as per DQP rules) including maintenance-services provided for new boats up to 62 feet and Maintenance services included in any Limited AZIMUT Warranty Extension Package implemented on specific boats.

10.6 DEALER shall refrain from seeking payment for any Maintenance-services (excluding warranty) included in any Limited AZIMUT Warranty Extension Package and implemented on boats, and shall strictly comply with the provisions set out in DEALER Qualification Program.

10.7 AZIMUT shall reimburse DEALER costs for approved interventions under warranty as per warranty conditions (see warranty booklet) and DQP Book but in any event no later than thirty (30) days following submission of appropriate documentation.

10.8 DEALER labour rate will be One Hundred and No/100ths Dollars ($100.00) per hour for the first twelve (12) months thereafter. Subsequent rates will be determined by the Parties based on actual fair costs and rates posted by dealer in accordance with DQP regulation on this same dedicated matter.

ARTICLE XI
ASSISTANCE AGAINST UNFAIR COMPETITION AND INFRINGEMENT OF INDUSTRIAL PROPERTY RIGHTS

11.1 DEALER shall cooperate with AZIMUT to carry out all actions necessary to protect the Trademarks in the Territory. The Trademarks shall not be used in any manner that will invalidate the registration thereof and the right to use the Trademarks in connection with the appropriate Products is only granted to the extent that AZIMUT is able to do so without endangering the validity of the registration. DEALER shall (insofar as it becomes aware thereof) notify AZIMUT of any unauthorized use in the Territory of the Trademarks or of any other intellectual or industrial property rights in the control or ownership of AZIMUT. At the request of AZIMUT, DEALER shall take part in or give assistance in respect of any legal proceedings and execute any documents and do any things reasonably necessary to assist AZIMUT in protecting AZIMUT's intellectual and industrial property rights (including without limitation the Trademarks) in the Territory. DEALER shall leave in position and not cover or erase any notices or other marks (including without limitation details of patents or notices that a trademark design or copyright relating to the Products is owned by AZIMUT) which AZIMUT may place on or affix to the Products. DEALER undertakes not to apply the Trademarks to any item not one of the Products nor to distribute or sell any such items with the Trademarks so applied or to engage in any other practice or activity likely to mislead potential purchasers into believing that an item is one of the Products when in fact it is not.

NOTE: PORTIONS OF THIS EXHIBIT INDICATED BY "[****]" ARE SUBJECT TO A CONFIDENTIAL TREATMENT REQUEST, AND HAVE BEEN OMITTED FROM THIS EXHIBIT. COMPLETE, UNREDACTED COPIES OF THIS EXHIBIT HAVE BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION AS PART OF THIS COMPANY'S CONFIDENTIAL TREATMENT REQUEST.

ARTICLE XII
BUSINESS OR ENTERPRISE SECRETS

12.1 Each party shall keep confidential and not disclose to any third party, except for the purposes of this Agreement, all information relating to the Products (whether technical or commercial) and to the affairs and business of the other and their (its) respective subsidiary or associated companies, whether such information is disclosed to DEALER by AZIMUT or otherwise obtained by DEALER or AZIMUT as a result of the association between AZIMUT and DEALER. Without prejudice to the generality of the foregoing, where DEALER is a company within a group of companies and/or its activities in pursuance of this Agreement are carried out through various local establishments in the Territory, the said information may be disclosed to other companies within such group and/or to any employees of DEALER who are employed at the said local establishment. This clause is not intended to prohibit: i) the fact of existence of a contract to distribute Products of AZIMUT; ii) review of the Agreement by DEALER's legal counsel or its normally used Contracts Specialist/Administrator that may be an employee of DEALER or an affiliate of DEALER; iii) review by legal and professional advisors, after a breach is alleged by either party, to review material and matters relating to the breach but only for purposes of rectification or defense; or iv) governmental authorities to whom sharing of such information is necessary in order to implement the sale of Products. For the avoidance of doubt this provision shall survive the expiry or termination (for whatsoever cause) of this Agreement. Confidential Information shall not include any information which is or becomes known to the general public, which is already in the other party's possession prior to disclosure by the primary party or which is independently generated by either party without use of the Confidential Information.

12.2 Public Statements. Neither party shall make any public statements nor issue any press releases regarding this Agreement or the content hereof without the prior written consent of the other party.

ARTICLE XIII
NO ASSIGNMENT OR TRANSFER

13.1 DEALER shall maintain ownership, authority and responsibility of its operations through DEALER or DEALER's affiliates. Other than a corporate reorganization or restructuring, this agreement shall not be assignable or transferable due to a change, directly or indirectly, voluntarily or involuntarily, in DEALER's control without the prior written consent of AZIMUT.

13.2 This Agreement cannot be assigned or transferred by DEALER without the prior written consent of AZIMUT. ,. If, and only if, AZIMUT consents in writing to the assignment or transfer, such assignment and transfer is contingent upon the assignee or transferee duly accepting in writing the provisions of this agreement and assuming, in all respects, DEALER's duties relative to rights to be assigned.

ARTICLE XIV
INDEMNIFICATION

14.1 AZIMUT agrees to assume the defense of DEALER and to indemnify DEALER against any money judgment, claim, demand, loss, cost, expense, cause of action or allegation including without limitation attorney fees, less any offset recovered by DEALER, in any lawsuit, assertion or other claim naming DEALER as a defendant, where such lawsuit or claim relates to: (a) an alleged breach of any warranty relating to any Products; or (b) bodily injury or property damage or any other damage or loss claimed to have been caused by a defect in the design, manufacture or assembly of a Product prior to delivery thereof to DEALER; provided, however, that if any information discloses DEALER negligence, error or omission of any nature, or should it appear that the Products involved in such lawsuit had been altered by or for DEALER at DEALER'S direction or if DEALER has violated any of the provisions of this Agreement with respect to the product involved, then DEALER will, upon request, obtain its own counsel and defend itself at DEALER's cost, and AZIMUT will be obligated to indemnify DEALER to the extent of AZIMUT's responsibility. DEALER shall notify AZIMUT of any claim which DEALER will assert AZIMUT might be obligated to defend under this Section within thirty (30) days of DEALER's receipt of notice of said claim(s). AZIMUT shall promptly conduct a preliminary investigation to initially determine whether AZIMUT is obligated to defend under this Section. Notwithstanding any such investigation, AZIMUT may retender defense of any action to DEALER at any time upon reasonable prior notice in the event information discloses DEALER altered products, breached this Agreement or committed negligence, errors or omissions with respect to the product or customer involved. DEALER will take the steps necessary to protect its own interests and the interests of AZIMUT involved in the lawsuit until such time as AZIMUT may assume the active defense of DEALER. AZIMUT will, if it assumes the defense of DEALER, reimburse DEALER for reasonable attorneys' fees and court costs incurred by DEALER from the date of the tender. AZIMUT, if it assumes DEALER's defense, will have the right to retain and direct counsel of its own choosing subject to approval of DEALER which will not be unreasonably withheld, and DEALER shall cooperate in all matters during the course of defending the lawsuit. AZIMUT shall obtain and maintain comprehensive general liability insurance, through solvent and reputable carriers, in amounts reasonably satisfactory to DEALER and shall name DEALER as an additional insured, as its interests appear, on such policies. Upon request, AZIMUT shall provide DEALER with a certificate of insurance evidencing such coverage which shall require that DEALER receive not less than thirty (30) days notice of cancellation or modification of such coverage.

14.2 Upon request of AZIMUT, DEALER shall indemnify, defend and hold AZIMUT harmless from any claim, demand, cause of action or cost, including attorney fees incurred by AZIMUT relating thereto, which may arise or be asserted against AZIMUT, if such claim, and only to the extent that such claim, demand or cause of action results solely from: (a) DEALER's failure to comply, in whole or in part, with any material obligation of DEALER under the Agreement with respect to the product or customer in question; (b) any actual negligence, error, or omission of DEALER in connection with the sale, preparation, repair or service (including without limitation warranty service authorized by Azimut) by DEALER of the product or customer in question; (c) any modification of any Products made by or on behalf of DEALER at DEALER"S direction, except those made pursuant to the express written instruction or with the express written approval of AZIMUT; (d) DEALER's breach of any material agreement between DEALER and DEALER's customer or other third party; or (e) unauthorized warranties, misleading statements, misrepresentations or deceptive or unfair practices by DEALER, directly or indirectly, to AZIMUT, a customer or a third party in performing its duties as Dealer under this Agreement. AZIMUT shall notify DEALER within thirty (30) days of the existence of any claims and allow DEALER an opportunity to resolve such claims, provided that no resolution or settlement shall be binding upon AZIMUT without its written approval thereof. AZIMUT shall be obligated to tender defense of any such claim, demand or cause of action to DEALER; provided however that Azimut shall have the opportunity to approve of counsel in its reasonable judgment. AZIMUT shall not retain counsel of its choosing to defend an indemnified claim under this paragraph and DEALER shall not be required to reimburse AZIMUT for any costs or attorneys' fees as incurred if Azimut chooses its own counsel. DEALER shall obtain and maintain comprehensive general liability insurance, through solvent and reputable carriers, in amounts reasonably satisfactory to AZIMUT and shall name AZIMUT as an additional insured, as its interests appear, on such policies. Upon request, DEALER shall provide AZIMUT with a certificate of insurance evidencing such coverage which shall require that AZIMUT receive not less than thirty (30) days notice of cancellation or modification of such coverage.

ARTICLE XV
SURVIVAL

15.1. The provisions of Articles 12, 14, 16, 17 and 18 shall survive the expiration or termination of this Agreement and any claims either party may have for the collection of money, including without limitation warranty claims, or the enforcement of any obligations which may be in the nature of continuing obligations shall also survive the expiration or termination of this Agreement.

ARTICLE XVI
TERMINATION AND WAIVER

16.1 The Agreement may be terminated, at any time, by mutual agreement of AZIMUT and DEALER.

16.2 The Agreement shall terminate and expire at the end of the Contractual Term, as such may be renewed from time to time.

16.3 AZIMUT may terminate the Agreement after the occurrence of one or more of the following events of default, upon thirty (30) days prior written notice by AZIMUT to DEALER in the event that DEALER has not remedied nor taken measures to remedy the default during such thirty (30) day period following receipt of written notice thereof by DEALER:

a) Failure by DEALER to secure and continuously maintain any license necessary for the conduct by DEALER of all of its Dealership Operations as a whole pursuant to the Agreement or the termination, expiration without renewal or suspension or revocation of all such licenses for any reason whatsoever,;

b) Any change, transfer or attempted transfer by DEALER or DEALER Affiliates, voluntarily or by operation of law, of the whole or any part of the Agreement, other than to an affiliate of DEALER as part of a corporate reorganization or restructuring, or any change in control outside the ordinary course of business without prior written consent of AZIMUT and any purported change, transfer or assignment shall be null and void and not binding on AZIMUT;

c) Intentionally Omitted.

d) Knowingly submitting to AZIMUT any intentional fraudulent statement, application, report, request for issuance of reimbursement, compensation, refund or credit, including without limitation any fraudulent claim for warranty work, labor rate, set-up reimbursement or warranty coverage;

e) Knowing use by DEALER of any deceptive or fraudulent practice, whether willful, or intentional, in the sale of any Product;

f) Any indictment for any crime or violation of any law by DEALER which will have an adverse effect on the reputation of DEALER, Dealership Operations or AZIMUT; or any conviction in any court of original jurisdiction of DEALER for any crime or violation of any law which will adversely and materially affect the conduct of Dealership Operations or will be materially harmful to the goodwill or reputation of AZIMUT, Products or the Trademarks;

g) DEALER's entering into any agreement, combination, understanding, conspiracy or contract, oral or written, with any other party with the known purpose of fixing prices of Products (covered in (f));

h) DEALER's abandonment of all of its Dealership Operations as or whole or failure to maintain a going business;

i) Material and continuous failure of DEALER adequately to represent, promote, sell or service the Products or to achieve minimum yearly sales of the Products from time to time agreed to by the Parties provided that such agreement will consider many factors including the strength of the economy in the Territory, Euro impact, Azimut product availability and realistic potential for growth; from time to time through each annual period, Azimut and Dealer will discuss Dealer's peformance and reset annual goals if needed, as mutually agreed between the Parties.

j) Failure of DEALER to purchase the orders as per Appendix 6 of this Agreement (unless differently agreed by the parties in writing).

k) Insolvency by any definition of DEALER; or the commission of any act of bankruptcy; or the existence of facts or circumstances which would require the voluntary commencement by DEALER or the involuntary commencement against DEALER of any proceedings under any bankruptcy act or law or under any state insolvency law; or the filing of a petition by or against DEALER under any bankruptcy or insolvency law; or the appointment of a receiver or other officer having similar powers for DEALER or Dealership Operations; or any levy under attachment, garnishment or execution or similar process which is not, within ten (10) days, vacated or removed by payment or bonding.

16.4 AZIMUT may select any applicable provision under which it elects to terminate the Agreement, and give notice thereunder, notwithstanding the existence of any other grounds for termination or the reference to such other grounds in the notice of termination and AZIMUT shall specify such reason in its written notice to DEALER.

16.5 DEALER shall be responsible to pay all attorney fees and costs incurred by AZIMUT terminating this Agreement following an uncured event of default by DEALER described in Article 16.3 hereof.

16.6 DEALER may terminate the Agreement, at any time, after the occurrence of any one or more of the following events of default, upon thirty (30) days prior written notice from DEALER to AZIMUT in the event that AZIMUT has not remedied nor taken measures to remedy the default during such thirty (30) day period following receipt of written notice thereof from DEALER:

a) Failure by AZIMUT to secure and continuously maintain any license necessary for the conduct by AZIMUT of its Operations pursuant to the Agreement or the termination, expiration without renewal or suspension or revocation of any such license for any reason whatsoever, whether or not that license is reinstated;

b) Any change, transfer or attempted transfer by AZIMUT voluntarily or by operation of law, of the whole or any part of the Agreement, other than to an affiliate of AZIMUT, or any interest or legal or beneficial ownership therein or any right or obligation thereunder, directly or indirectly, such as, for example only, by way of an underlying ownership interest in AZIMUT's Operations or the assets thereof outside the ordinary course of business, without prior written consent of DEALER and any purported change, transfer or assignment shall be null and void and not binding on DEALER;

c) Intentionally Omitted.

d) Knowingly sSubmitting or participating in the submission to DEALER of any intentional fraudulent statement, application, report, request for issuance of reimbursement, compensation, refund or credit;

e) Knowing use by AZIMUT of any deceptive or fraudulent practice, whether willful or intentional in the manufacture or sale of any Product;

f) Any indictment for any crime or violation of any law by AZIMUT which will have an adverse effect on the reputation of DEALER, Dealership Operations or AZIMUT; or any conviction in any court of original jurisdiction of AZIMUT for any crime or violation of any law which will adversely and materially affect the conduct of Dealership Operations or will be materially harmful to the goodwill or reputation of DEALER, Products or the Trademarks;

g) AZIMUT's entering into any agreement, combination, understanding, conspiracy or contract, oral or written, with any other party with the known purpose of fixing prices of Products;

h) Insolvency by any definition of AZIMUT or the commission of any act of bankruptcy; or the existence of facts or circumstances which would require the voluntary commencement by AZIMUTor the involuntary commencement against AZIMUT of any proceedings under any bankruptcy act or law or under any state insolvency law; or the filing of a petition by or against AZIMUT under any bankruptcy or insolvency law; or the appointment of a receiver or other officer having similar powers for AZIMUT; or any levy under attachment, garnishment or execution or similar process which is not, within ten (10) days, vacated or removed by payment or bonding.

i) Material and continuous failure of AZIMUT to supply the product contemplated by this Agreement; appoint another dealer in the Territory; failure to fulfill warranty obligations.

16.7 DEALER may select any applicable provision under which it elects to terminate the Agreement, and give notice thereunder, notwithstanding the existence of any other grounds for termination or the reference to such other grounds in the notice of termination and DEALER shall specify such reason in its notice to AZIMUT.

16.8 AZIMUT shall be responsible to pay all attorney fees and costs incurred by DEALER in terminating this Agreement following an event of default as described in Article 16.6 hereof by AZIMUT.

16.9 Neither party shall be liable to the other for consequential, punitive, exemplary or incidental damages.

ARTICLE XVII
OBLIGATIONS OF THE PARTIES UPON TERMINATION OR EXPIRATION OF THE CONTRACT

17.1 The acceptance by AZIMUT of orders from DEALER, the tender of orders to AZIMUT by DEALER or the continued sale of Products to DEALER or any other act or course of dealing of AZIMUT or DEALER after termination or expiration of the Agreement shall not be construed as or deemed to be a renewal of the Agreement for any further term or a waiver of such termination by or against either party. Any dealings after termination or expiration shall be on a day-to-day basis. In all cases, DEALER an AZIMUT each agree to conduct itself and its operations until the effective date of termination, and after termination or expiration of the Agreement, so as not to injure the reputation or goodwill of the Trademarks or each other.

17.2 Upon the mailing of a written notice of termination or after date of the expiration of the Agreement without renewal, AZIMUT shall fulfill all pending orders of DEALER for Products that are under contract to a customer, special tools and equipment, if previously accepted by AZIMUT unless the parties agree otherwise.

17.3 Not later than the effective date of the termination or expiration of the Agreement, DEALER shall cease to hold itself out as an authorized dealer of the Products and discontinue selling or servicing any Products as an authorized dealer unless an agreement to the contrary is reached between the parties.

17.4 In addition to any other requirements set forth in the Agreement, within a reasonable time following the termination or expiration of the Agreement, DEALER shall, at its sole expense, discontinue any and all uses of the Trademarks and all words, symbols and marks which may be confusingly similar thereto; remove all signs bearing Trademarks and destroy all stationery, repair orders, advertising and solicitation materials, and all other printed matter bearing Trademarks or referring directly or indirectly to AZIMUT or the Products in any way which might make it appear to any members of the public that DEALER is still an authorized dealer. The foregoing shall include without limitation discontinuing the use of Trademarks appearing in connection with DEALER's business name or any advertising. DEALER shall also deliver to AZIMUT, at AZIMUT's place of business, or to a person designated by AZIMUT, or shall destroy upon request by AZIMUT, any and all technical or service literature, advertising and other printed material then in DEALER's possession which relates to the Products and which was acquired or obtained by DEALER from AZIMUT. DEALER shall destroy any sign bearing Trademarks which is not to be repurchased by AZIMUT.

17.5 Upon request of Azimut, DEALER shall deliver to AZIMUT copies of DEALER's availabe records of predelivery service, warranty service, recall or update service or other service of the Products

17.6 Upon Termination by AZIMUT without Cause, Termination by DEALER for cause and nonrenewal or expiration of this Agreement (subject to the provisions below), Azimut shall within sixty (60) days of the effective date of termination or expiration "[****]". Additionally, promptly following the effective date of termination or expiration, Azimut will return to MarineMax deposits for boats that are "on-order". To the extent boats are "sold retail" and on order, the parties can mutally agree upon who will deliver the product. For purposes of this section, "Cause" is defined as any item in 16.3 with respect to DEALER and any item in section 16.6 with respect to Azimut. "[****]"

17.7 Any Products, tools or materials in DEALER's possession acquired from AZIMUT for which DEALER has not paid AZIMUT, shall be promptly returned to AZIMUT upon termination or expiration of this Agreement at DEALER's cost.

17.8 AZIMUT shall at any time after termination or expiration of this Agreement have no obligation but solely the right to establish and maintain any kind of relationship with ultimate purchasers, agents, distributors, dealers, retailers, clients, customers or other distribution outlets at any level of distribution or sale which have or will distribute, sell or handle AZIMUT's Products in the Territory and any other such ultimate purchasers, agents, distributors, dealers, retailers, clients, customers, or other distribution outlets at any level of distribution, utilized or solicited by DEALER during the term of such agreement.

17.9 For a period of twelve (12) months following termination or expiration, AZIMUT shall continue to sell parts and accessories for the products to DEALER, unless otherwise agreed to by the Parties.

ARTICLE XVIII
MISCELLANEOUS

18.1 This Agreement cancels, supersedes and replaces all previous documents or agreements exchanged or executed by and between the Parties and all prior course of conduct, business dealings and industry custom and practice.

18.2 All Appendices attached to this Agreement constitute an integral part of it.

18.3 Intentionally Omitted.

18.4 No modification or amendment made to any Appendix shall be valid unless executed in writing by both Parties hereto. Any executed modification or amendment shall bear the date of such amendment or modification, is valid and effective as of such date and shall be substitutive of the prior Appendix it has amended or modified.

18.5 The present agreement shall not be amended or modified, except by a written document signed by both Parties and shall not be modified by any prior or subsequent course of conduct, business dealings and/or industry custom and practice.

NOTE: PORTIONS OF THIS EXHIBIT INDICATED BY "[****]" ARE SUBJECT TO A CONFIDENTIAL TREATMENT REQUEST, AND HAVE BEEN OMITTED FROM THIS EXHIBIT. COMPLETE, UNREDACTED COPIES OF THIS EXHIBIT HAVE BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION AS PART OF THIS COMPANY'S CONFIDENTIAL TREATMENT REQUEST.

18.6 Any waiver of any breach of any term or condition of this agreement with respect to DEALER or any other dealer agreement with respect to any other dealer shall not operate as a waiver of any other breach of such term or condition, or of any other term or condition hereof nor shall any failure to enforce any provision hereof or any other dealer agreement operate as a waiver of such provision or any other provision hereof

18.7 This agreement and the rights and obligations of the Parties hereunder shall be governed by and construed in accordance with the laws of Italy, without regard to conflicts of laws, except as described in Section 18.8 below.

18.8 Any dispute arising out or in connection with the execution, interpretation or termination of this Agreement or the relationship between DEALER and AZIMUT must first be submitted in writing by the disputing party to the other party. The parties shall then enter into a good faith resolution period of thirty (30) days during which they will attempt to resolve the matter in good faith. In the event that the parties are unable to reach a compromise resolution, at the end of the thirty (30) day period, or earlier upon mutual determination of the parties, the dispute shall be exclusively submitted by the Parties to and determined by a panel of three (3) arbitrators in "[****]", such arbitrators to be legally qualified and to be appointed by agreement between Parties. The decision of the panel of arbitrators will be made through the application of "[****]" law to this agreement and will be final and binding. The parties acknowledge and agree that the provisions of this paragraph do not confer or create jurisdiction over Azimut in the "[****]" in general or "[****]" in particular other than for the purposes described herein.

18.9 Time is of the essence of this Agreement.

******* SIGNATURES BEGIN ON FOLLOWING PAGE *******

NOTE: PORTIONS OF THIS EXHIBIT INDICATED BY "[****]" ARE SUBJECT TO A CONFIDENTIAL TREATMENT REQUEST, AND HAVE BEEN OMITTED FROM THIS EXHIBIT. COMPLETE, UNREDACTED COPIES OF THIS EXHIBIT HAVE BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION AS PART OF THIS COMPANY'S CONFIDENTIAL TREATMENT REQUEST.

AZIMUT BENETTI S.P.A

By: /s/ Marco Valle

Print Name: Marco Valle
Title: Sales Director

MARINEMAX NORTHEAST, LLC
d/b/a MARINEMAX SURFSIDE 3

By: /s/ Michael H. McLamb

Print Name: Michael H. McLamb
Title: Vice President

NOTE: PORTIONS OF THIS EXHIBIT INDICATED BY "[****]" ARE SUBJECT TO A CONFIDENTIAL TREATMENT REQUEST, AND HAVE BEEN OMITTED FROM THIS EXHIBIT. COMPLETE, UNREDACTED COPIES OF THIS EXHIBIT HAVE BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION AS PART OF THIS COMPANY'S CONFIDENTIAL TREATMENT REQUEST.

APPENDIX 1
TO THE AZIMUT DEALERSHIP CONTRACT

DEALER QUALIFICATION BOOK

NOTE: PORTIONS OF THIS EXHIBIT INDICATED BY "[****]" ARE SUBJECT TO A CONFIDENTIAL TREATMENT REQUEST, AND HAVE BEEN OMITTED FROM THIS EXHIBIT. COMPLETE, UNREDACTED COPIES OF THIS EXHIBIT HAVE BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION AS PART OF THIS COMPANY'S CONFIDENTIAL TREATMENT REQUEST.

APPENDIX - 2
TO THE AZIMUT DEALERSHIP CONTRACT

ORDER CONTRACT

APPENDIX - 3
TO THE AZIMUT DEALERSHIP CONTRACT

LIST OF PRODUCTS

MOTORCRUISER LINE

AZIMUT 43

AZIMUT 46

AZIMUT 47

AZIMUT 50

AZIMUT 55

AZIMUT 58

AZIMUT 62

AZIMUT 68

AZIMUT 70

MOTORYACHT LINE

AZIMUT 75

AZIMUT 82

AZIMUT 85 / 88

AZIMUT 95

AZIMUT 98

AZIMUT 105

AZIMUT 116

<u>S LINE RANGE:</u>

AZIMUT 43 S

AZIMUT 62 S

AZIMUT 68 S

AZIMUT 86 S

AZIMUT 103 S

NOTE: PORTIONS OF THIS EXHIBIT INDICATED BY "[****]" ARE SUBJECT TO A CONFIDENTIAL TREATMENT REQUEST, AND HAVE BEEN OMITTED FROM THIS EXHIBIT. COMPLETE, UNREDACTED COPIES OF THIS EXHIBIT HAVE BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION AS PART OF THIS COMPANY'S CONFIDENTIAL TREATMENT REQUEST.

APPENDIX 4
TO THE AZIMUT DEALERSHIP CONTRACT

AZIMUT WARRANTY BOOK

NOTE: PORTIONS OF THIS EXHIBIT INDICATED BY "[****]" ARE SUBJECT TO A CONFIDENTIAL TREATMENT REQUEST, AND HAVE BEEN OMITTED FROM THIS EXHIBIT. COMPLETE, UNREDACTED COPIES OF THIS EXHIBIT HAVE BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION AS PART OF THIS COMPANY'S CONFIDENTIAL TREATMENT REQUEST.

APPENDIX 5
TO THE AZIMUT DEALERSHIP CONTRACT

2008 – 2009 US PRICE LIST

"[****]"

NOTE: PORTIONS OF THIS EXHIBIT INDICATED BY "[****]" ARE SUBJECT TO A CONFIDENTIAL TREATMENT REQUEST, AND HAVE BEEN OMITTED FROM THIS EXHIBIT. COMPLETE, UNREDACTED COPIES OF THIS EXHIBIT HAVE BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION AS PART OF THIS COMPANY'S CONFIDENTIAL TREATMENT REQUEST.

APPENDIX 6

"[****]"

Exhibit 10.32(a)

FIRST AMENDMENT
MARINEMAX NORTHEAST, LLC. and AZIMUT BENETTI, S.P.A.
DEALERSHIP AGREEMENT 2008 - 2010

THIS FIRST AMENDMENT ("AMENDMENT") to the Dealership Agreement by and between AZIMUT BENETTI S.P.A., ("AZIMUT") and MARINEMAX NORTHEAST, LLC, d/b/a MARINEMAX SURFSIDE 3 ("DEALER") dated September 1, 2008 ("AGREEMENT") is entered into as of the 22 day of June, 2010.

WHEREAS, the parties desire to modify the Agreement as set forth below:

NOW, THEREFORE, in consideration of the mutual covenants herein contained, and the benefits to be derived by each party, the sufficiency of which is acknowledged, the parties agree as follows:

1. Definitions: Section IX of Definitions ("Territory") is hereby amended to include the following territories:

THE STATES OF NORTH CAROLINA, SOUTH CAROLINA AND VIRGINIA

IN WITNESS WHEREOF, the parties have executed this Amendment as of the 22 day of June, 2010.

AZIMUT BENETTI S.P.A

By: /s/ Marco Valle

Print Name: Marco Valle
Title: Sales Director

MARINEMAX NORTHEAST, LLC
d/b/a MARINEMAX SURFSIDE 3

By: /s/ Michael H. McLamb

Print Name: Michael H. McLamb
Title: Vice President

SECOND AMENDMENT
MARINEMAX NORTHEAST, LLC and AZIMUT BENETTI, S.P.A.
DEALERSHIP AGREEMENT 2008 - 2010

THIS SECOND AMENDMENT ("AMENDMENT") to the Dealership Agreement by and between AZIMUT BENETTI S.P.A., ("AZIMUT") and MARINEMAX NORTHEAST, LLC, d/b/a MARINEMAX SURFSIDE 3 ("DEALER") dated September 1, 2008 ("AGREEMENT") is entered into as of the 29 day of February, 2012.

WHEREAS, the parties desire to modify the Agreement as set forth below:

NOW, THEREFORE, in consideration of the mutual covenants herein contained, and the benefits to be derived by each party, the sufficiency of which is acknowledged, the parties agree as follows:

1. Definitions: Section VIII of Definitions ("Products") is hereby amended to include the following products:

MAGELLANO AND ATLANTIS

2. Appendix 3 to the Azimut Dealership Contract is hereby amended to include the following in the List of Products: MAGELLANO AND ATLANTIS

IN WITNESS WHEREOF, the parties have executed this Amendment as of the 29 day of February, 2012.

AZIMUT BENETTI S.P.A

By: /s/ Marco Valle

Print Name: Marco Valle
Title: Sales Director

MARINEMAX NORTHEAST, LLC
d/b/a MARINEMAX SURFSIDE 3

By: /s/ Michael H. McLamb

Print Name: Michael H. McLamb
Title: Vice President

THIRD AMENDMENT
MARINEMAX NORTHEAST, LLC and AZIMUT BENETTI, S.P.A.
DEALERSHIP AGREEMENT 2008 - 2010

THIS THIRD AMENDMENT ("AMENDMENT") to the Dealership Agreement by and between AZIMUT BENETTI S.P.A., ("AZIMUT") and MARINEMAX NORTHEAST, LLC, d/b/a MARINEMAX SURFSIDE 3 ("DEALER") dated September 1, 2008 ("AGREEMENT") is entered into as of the 21 day of July, 2012.

WHEREAS, the parties desire to modify the Agreement as set forth below:

NOW, THEREFORE, in consideration of the mutual covenants herein contained, and the benefits to be derived by each party, the sufficiency of which is acknowledged, the parties agree as follows:

1. Definitions: Section IX of Definitions ("Territory") is hereby supplemented to add the following territories:

THE STATES OF MINNESOTA, MISSOURI, OHIO, OKLAHOMA, TENNESSEE, ILLINOIS, MICHIGAN, WISCONSIN AND INDIANA.

IN WITNESS WHEREOF, the parties have executed this Amendment as of the 21 day of July, 2012.

AZIMUT BENETTI S.P.A

By: /s/ Marco Valle

Print Name: Marco Valle
Title: Sales Director

MARINEMAX NORTHEAST, LLC
d/b/a MARINEMAX SURFSIDE 3

By: /s/ Michael H. McLamb

Print Name: Michael H. McLamb
Title: Vice President

NOTE: PORTIONS OF THIS EXHIBIT INDICATED BY "[****]" ARE SUBJECT TO A CONFIDENTIAL TREATMENT REQUEST, AND HAVE BEEN OMITTED FROM THIS EXHIBIT. COMPLETE, UNREDACTED COPIES OF THIS EXHIBIT HAVE BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION AS PART OF THIS COMPANY'S CONFIDENTIAL TREATMENT REQUEST.

DEALERSHIP AGREEMENT

THIS DEALERSHIP AGREEMENT ("Agreement") is made effective on September 1, 2008 by and between AZIMUT BENETTI S.P.A., an Italian corporation, ("AZIMUT") with offices located at Via Michele Coppino 104, Viareggio (Lucca), Italy, and MARINEMAX EAST, INC., a Delaware company, d/b/a MARINEMAX ("DEALER") with offices located at 18167 US 19 North, Suite 300, Clearwater, Florida 33764 (AZIMUT and DEALER sometimes referred to collectively herein as the "Parties").

In consideration of the mutual covenants contained herein, AZIMUT and DEALER agree as follows:

PREAMBLE

A) DEALER possesses sufficient technical and commercial competence in the field of the non commercial motoryacht industry to ensure efficient distribution of such products in the Territory (as hereafter defined).

B) DEALER also possesses sufficient skills to ensure promotion of AZIMUT Products (as hereafter defined) with the clientele and the display of these Products for sale.

C) DEALER has the right to appoint subdealers or agents within the Territory subject to prior written approval by AZIMUT, which approval will not be unreasonably withheld. In such a case DEALER will remain directly responsible in respect of AZIMUT for its subdealers and/or agents activity.

D) DEALER possesses or has at its disposal in its Territory the technical installations and the skilled labor necessary to ensure the launching, repair and complete service of AZIMUT's Products as better specified in the DEALER Qualification Book.

E) AZIMUT requires DEALER to distribute the Products and supplementary equipment manufactured by AZIMUT and to promote effectively and efficiently their sales in the Territory.

F) AZIMUT requires DEALER to follow DEALER QUALIFICATION PROGRAM by fully complying with all rules, standards and procedures stated in DEALER QUALIFICATION BOOK a copy of which has been delivered to DEALER and forms an integral part of this Agreement as **Appendix 1** . AZIMUT reserves the right to modify DEALER QUALIFICATION BOOK at any time on prior written notice to DEALER with modifications applicable to all dealers.

NOTE: PORTIONS OF THIS EXHIBIT INDICATED BY "[****]" ARE SUBJECT TO A CONFIDENTIAL TREATMENT REQUEST, AND HAVE BEEN OMITTED FROM THIS EXHIBIT. COMPLETE, UNREDACTED COPIES OF THIS EXHIBIT HAVE BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION AS PART OF THIS COMPANY'S CONFIDENTIAL TREATMENT REQUEST.

DEFINITIONS

In addition to the definitions made in other parts of this Agreement, the Parties agree that the following terms shall have the meaning hereinafter defined:

I. Contractual Term. The term of this Agreement shall be **two (2) years** provided, however, that at the end of each twelve (12) month term hereof, this Agreement shall be automatically renewed for another twelve (12) months for so long as DEALER and AZIMUT are able to agree in good faith on acceptable retail sales goals, and Dealer has good faith intentions to seek the status of at least "silver" as defined in the Dealer Qualification Book.

II. DEALER Manager. The manager of DEALER next identified upon whose personal service AZIMUT relies in entering into the Agreement. DEALER Manager: Andrew Schneider, or any other individual appointed in MarineMax's reasonable discretion that is capable of leading DEALER in the performance of this Agreement.

III. DEALER Owner. DEALER Owner means the owner(s) of DEALER next identified upon whose personal service AZIMUT relies in entering into the Agreement. DEALER Owner: MarineMax.

IV. Exclusivity. DEALER has the exclusive right to sell the Products to customers that, to the best of DEALER'S knowledge, will moor their boat in the Territory for not less than one hundred eighty-one (181) days during the first twelve (12) months from delivery of the boat.

This exclusivity is based upon the following two (2) AZIMUT engagements:

1. No other dealer will be appointed in the Territory, and

2. No other dealer will be allowed to sell Products in the Territory. Specifically, Azimut will use its commercially reasonable best efforts to restrict or prohibit other dealers from selling into another dealers territory, unless otherwise agreed between the dealers.

V. Notice. A certified letter with return receipt requested or, if required by urgency, an e-mail or facsimile provided receipt of such communication is acknowledged in writing by the party to whom it is addressed. Notices shall be effective upon receipt.

VI. Options. All components or equipment or customizations requested by DEALER which are not included in the standard specification of the relevant model.

VII. Order Contract. The order contract used between AZIMUT and DEALER for the confirmation of the purchase of each Product, a standard copy of which is attached hereto as **Appendix 2** .

VIII. Products. Boats manufactured by AZIMUT (listed in **Appendix 3** to this Agreement) sold with the trademark 'AZIMUT', all supplementary equipment, accessories and spare parts of such boats, and clothing. AZIMUT reserves the right to include in or exclude from this list, at any time any boat model, or supplementary equipment, accessories and spare parts of such boats by simple written notice to this effect no less than thirty (30) days prior to change.

NOTE: PORTIONS OF THIS EXHIBIT INDICATED BY "[****]" ARE SUBJECT TO A CONFIDENTIAL TREATMENT REQUEST, AND HAVE BEEN OMITTED FROM THIS EXHIBIT. COMPLETE, UNREDACTED COPIES OF THIS EXHIBIT HAVE BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION AS PART OF THIS COMPANY'S CONFIDENTIAL TREATMENT REQUEST.

IX. Territory. The geographical area encompassed by the boundaries of Florida.

Provided however that to the extent that DEALER has in stock or on order for stock an Azimut model 100' or larger, DEALER will be considered MASTER STOCKING DEALER for Azimut model 100' or larger for the period that DEALER has in stock or on order in stock at least an Azimut 100' or larger. Under Master Stocking Dealer status, other US and Canadian dealers will try to sell the boat 100' or larger that the Master Stocking Dealer has in stock or on order with priority and, if this is not possible for whatever reason, the eventual sale of the other US and Canadian dealer will grant a 3% commission of the net price to the Master Stocking Dealer (unless differently agreed by the parties.

X. Trademarks. The trademark AZIMUT and all other trademarks which are or will be registered on behalf of AZIMUT, a current copy of which is reproduced and described in DEALER Qualification Book.

ARTICLE I
LEGAL STATUS OF DEALER

1.1. DEALER has the right to purchase and to sell AZIMUT Products on its own name and for its own account. DEALER has the status of independent DEALER vis-à-vis AZIMUT and vis-à-vis customers.

1.2 DEALER has the right to distribute the Products in the Territory on an exclusive basis. It is obliged to promote sales of the Products in the Territory in the most efficient manner, and to devote its commercially reasonable best efforts to develop such sales.

1.3 DEALER engages itself not to promote/sell/distribute products in competition with the AZIMUT Products; provided, however, that this shall not include any of the brands currently carried by DEALER or its affiliates which DEALER and its affiliates shall be permitted to sell unless agreed otherwise by Azimut in writing.

1.4 DEALER is NOT authorized to act either in the name or as an agent of AZIMUT.

1.5 DEALER has the duty to protect the interests of AZIMUT with all the diligence required of a good merchant and to inform AZIMUT of its activity as well as the conditions of the market in the Territory.

NOTE: PORTIONS OF THIS EXHIBIT INDICATED BY "[****]" ARE SUBJECT TO A CONFIDENTIAL TREATMENT REQUEST, AND HAVE BEEN OMITTED FROM THIS EXHIBIT. COMPLETE, UNREDACTED COPIES OF THIS EXHIBIT HAVE BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION AS PART OF THIS COMPANY'S CONFIDENTIAL TREATMENT REQUEST.

ARTICLE II
UNDERTAKING OF DEALER

2.1 DEALER has the duty to display the Products in the most apparent manner possible and under the most favorable conditions in its show windows, show cases, display floors and any other places visited by the clientele, to which DEALER has access either on a permanent or provisional basis, to be determined in DEALER'S reasonable judgment of what is most appropriate and effective, after input and consultation with Azimut if warranted.

2.2 DEALER shall not sell, promote or advertise the sale of Products outside the Territory, except in publications with cross-territorial distribution (in the latter, territory has to be specified as appropriate).

2.3 AZIMUT authorizes DEALER to make known to its clientele its status of AZIMUT exclusive importer and distributor in the Territory. DEALER may also use the term "AZIMUT exclusive importer and distributor for Florida" on its letterhead, signs, prospectus and advertisements. DEALER acknowledges that AZIMUT has the exclusive right to use and to control the use of the Trademarks, and but for the limited, non-exclusive right granted for DEALER to use of the AZIMUT name and trademarks as provided in this Agreement, DEALER would have no right to use the same.

2.4 DEALER accepts and undertakes, with respect to the Products it will sell, to fulfill the obligations set out in the "AZIMUT Warranty Bookhere attached as **Appendix 4** .

2.5 In purchasing each boat, DEALER and AZIMUT will execute an Order Contract where AZIMUT undertakes, with respect to the Products sold to DEALER, only the express warranty obligations valid with respect to DEALER. It is here agreed by the Parties that the terms and conditions set out in the Order Contract may be modified by AZIMUT either generally or in respect of any particular Order Contract upon prior written notice to Dealer.

2.6 DEALER shall carry in stock at all times during the term of the Agreement such inventory of Products as DEALER's volume of sales or service may require. DEALER shall in no event carry less than the minimum Products established by mutual agreement between DEALER and AZIMUT in good faith based on many factors including without limitation the strength of the economy in the Territory, Euro impact, Azimut product availability and realistic potential for growth, unless subsequently agreed to in writing between the parties in good faith. DEALER's required minimum Products inventory will change as new Products are added to AZIMUT's available products. The forecasted orders are attached hereto as Appendix 6.

ARTICLE III
CONDITIONS OF SALE AND TITLE

3.1 AZIMUT will supply DEALER with Products in so far as available, at the conditions set out in this contract.

NOTE: PORTIONS OF THIS EXHIBIT INDICATED BY "[****]" ARE SUBJECT TO A CONFIDENTIAL TREATMENT REQUEST, AND HAVE BEEN OMITTED FROM THIS EXHIBIT. COMPLETE, UNREDACTED COPIES OF THIS EXHIBIT HAVE BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION AS PART OF THIS COMPANY'S CONFIDENTIAL TREATMENT REQUEST.

3.2 Provided the entire Purchase Price and all other sums due and owed by the buyer to AZIMUT in respect of this Order have been paid in full, title to the Yacht will be deemed to be transferred to the DEALER. The parties agree the DEALER will pay the purchase price for each Product when the Product is ready for shipment in Italy. AZIMUT shall retain risk of loss for the Product until the Product is physically delivered to DEALER in the designated port in the United States. AZIMUT shall be responsible, at its expense, to ship the Product and to insure the Product to cover its full value until delivery to DEALER in the United States and shall provide a certificate of insurance upon shipment naming DEALER as an additional insured and loss payee.

3.3 AZIMUT will sell the Products to DEALER using the prices resulting from the price list contained in **Appendix 5** to this contract (the " **Price List** "). AZIMUT reserves the right to modify Prices applicable to future product purchases/orders by giving DEALER thirty (30) days prior written Notice. Prices are normally modified by AZIMUT once a year effective as of 1 st of September, however, AZIMUT reserves the right to modify its prices at any time. Prices are for delivery cost, insurance, and freight.

3.4 AZIMUT may, at its reasonable discretion, refuse any requested modification to the orders. Modifications are valid only if accepted by AZIMUT in writing.

3.5 DEALER will have the following discount structure on the Prices indicated in the Price List. DEALER will be granted the discount off the option price-list listed below.

"[****]"

3.6 FLOOR PLAN. AZIMUT recognizes DEALER six (6) month floor plan assistance for boats ordered in stock and kept in inventory at an interest rate equal to New York prime. In case the boat is sold within the six (6) month period, the floor plan will be recognized for the effective time kept in stock. Upon request from DEALER, AZIMUT shall consider in good faith granting interest on trade inventory.

For ordered boats already sold retail at the time of the shipment from Italy, floor plan will be recognized to DEALER at an interest rate equal to New York prime for the time it takes to deliver the boat to the retail customer or a maximum of sixty (60) days, whichever comes first.

ARTICLE IV
FURTHER UNDERTAKINGS OF DEALER

4.1 DEALER has to make its commercially reasonable best efforts in order to establish the best image for AZIMUT in the Territory and to promote the sales of Products and achieve the highest turnover therein.

4.2 DEALER must operate through at least one permanent office to ensure an adequate promotion of the AZIMUT Products at its own expense. DEALER must within two (2) weeks from the execution of this Agreement communicate to AZIMUT where its offices are and/or when and where it will open its new offices if applicable. DEALER undertakes to follow the rules and instructions set out in DEALER Qualification Book in any refitting, restructuring and opening of any of its offices and yards.

4.3 Pursuant to the rules and instructions set out in DEALER Qualification Book, DEALER and all its network locations have to show an "AZIMUT Yachts" sign where its offices or service yards are established subject to zoning laws and ordinances and as soon as reasonably practicable.

ARTICLE V
ADVERTISING

5.1 DEALER will promote the Product locally by organizing VIP receptions, meetings and introductory cocktails as better specified in DEALER Qualification Book.

5.2 DEALER shall be responsible for advertising and/or marketing activity in the Territory and DEALER and AZIMUT shall mutually agree on a marketing plan and budget for the contractual year. If an agreement is not reached on the budget, AZIMUT will establish the budget based upon dealers in similar territories. The budget will define which costs are paid by AZIMUT or DEALER with the intention that the cost of all advertising and sales promotion activities shall be borne by DEALER. Such advertising will be performed consistently with AZIMUT's advertising standards set out in DEALER Qualification Book. Upon request, DEALER will transmit to AZIMUT a copy of each and every advertisement and/or marketing material that it will use concerning the Products. DEALER acknowledges that AZIMUT may request changes and deny the publication of those advertisements and marketing material which it will reasonably deem not in line with AZIMUT standards as defined in DEALER Qualification Book

5.3 Prior to the expiration of the contractual year, DEALER and AZIMUT will together review the expenditure of the budget for advertising to determine any appropriate adjustments for the subsequent year.

5.4 AZIMUT will provide DEALER with a sufficient number of brochures and marketing material which will be free of charge for DEALER. Further quantities will be sold "at cost". Any duplication will be strictly forbidden being understood that in case of violation of this instruction and/or violation of copyrights on any image, content or right anyway connected to such material DEALER will be fully liable of damages and herein expressly undertakes to hold AZIMUT harmless from any and all damages or claim coming from third Parties or such violations. Unless expressly regulated in DEALER Qualification Book, DEALER will be allowed to apply a sticker positioned identifying DEALER on the back side of each AZIMUT packaging, brochure or other marketing material.

5.5 Transportation costs of all brochures, marketing and promotional materials will be at DEALER's charge. DEALER will receive on a regular basis the invoices regarding the purchase of promotional material and the transport costs. Payment shall be remitted by wire-transfer to AZIMUT or deducted in the monthly wire compensation.

5.6 Shipments of promotional material will be either "freight collect" or "freight prepaid" at DEALER's choice. The method of shipment selected by DEALER should be shown on the order.

ARTICLE VI
BOAT SHOWS

6.1 During the Contractual Term, DEALER must attend the Miami Boat Show and the Ft. Lauderdale Boat Show (individually the "Show" and collectively the "Shows") organized by AZIMUT. DEALER agrees collectively with the DEALER of NY to provide full range of boats to be displayed in each show as is feasible unless differently agreed with AZIMUT , which agreement shall not be unreasonably withheld. At the Boat Show, DEALER will have the availability of a non-exclusive meeting room and all other facilities arranged by AZIMUT, such as bar service in the display, brochures, organizational assistance, etc.

6.2 DEALER must, at its own expenses, take part in its local boat show(s) that Dealer deems to be advisable and arrange a display according to the rules and instructions set out in DEALER Qualification Book or if different according to the guidelines that will from time to time be agreed upon with AZIMUT's Sales and Marketing Departments.

ARTICLE VII
TERMS OF PAYMENT

7.1 Unless otherwise agreed in writing on a case by case basis, all Products must be paid by DEALER as follows for all boat orders:

Motoryacht 75-100' (including S line)

- *Orders for stock:*
  - *$100,000 on Azimut acceptance of order*
  - *$200,000 on starting lamination*
  - balance upon delivery to carrier in Italy

Motoryacht 101' – 116' (including S line)

- *Orders for stock*
  - *$100,000 on Azimut acceptance of order*
  - *$400,000 on starting lamination*
  - balance upon delivery to carrier in Italy

Motortyacht 75' – 116' (including S line)

- *Retail contracts*
  - *5% on Azimut acceptance of order following customer execution of retail contract*
  - *5% on engine installation*
  - balance upon delivery to carrier in Italy

AZIMUT shall be responsible for and bear all risk of loss or damage and costs of shipping and insurance for the Products through delivery at a United States port in New York or such other U.S. port designated by DEALER at DEALER's option.

Eventual request of cancellation of any valid order asked by DEALER will be reasonably evaluated by AZIMUT and if accepted, deposit will be allocated to another model as mutually agreed upon.

7.2 DEALER shall comply with the terms of payment stated above, except for any amounts contested by DEALER in good faith. Should DEALER fail to comply with such terms of payment, AZIMUT shall so notify DEALER in writing and DEALER shall so comply for all uncontested amounts within five (5) business days thereafter, if not sooner.

ARTICLE VIII
PROTOCOL OF ACCEPTANCE AND CHECK LIST

8.1 According to the procedure set out in DEALER Qualification Book, before or after title to the boat is transferred to DEALER according to the provisions of Article 3.2 above, DEALER, within fourteen (14) calendar days from the date when the boat is delivered to Dealer in the United States – must:

(i) sign the Protocol of Acceptance in the form set out in DEALER Qualification Book and deliver it to AZIMUT together with the Check List.

(ii) directly or through appointed experts, inspect and identify any cosmetic defects and missing items with respect to the relevant contractual and technical specifications, according to the procedure set out in DEALER Qualification Book;

Provided however that such 14 day period shall be extended for such time as reasonably necessary if delay is caused by circumstances beyond the control of the parties. Additionally, with respect to any latent defects or defects which are not discovered upon initial inspection, DEALER shall have the opportunity to identify and report and seek remedy of such defects following discovery thereof. Further provided that DEALER will use its commercially reasonable best effort to carry out the activities described under (i) and (ii) hereabove in Viareggio for all boats built in Viareggio shipyard.

The risk of loss shall be borne by AZIMUT until delivery to Dealer at United States designated port.

8.2 Except as specifically provided herein or otherwise agreed between the parties, AZIMUT's obligations to DEALER may never exceed that set out in the AZIMUT Warranty Book and the other terms and conditions contained in the relevant Order Contract.

ARTICLE IX
CONDITIONS OF RESALE BY DEALER

9.1 In reselling the Products DEALER shall represent to each customer the contents and limits of the AZIMUT Warranty Book and in the resale agreement shall, to the extent applicable, reference or provide the similar terms and conditions contained in the Order Contract executed with AZIMUT for the Product to be resold.

9.2 DEALER shall sell the Products in substantially the same conditions as they are received by it, reasonable wear and tear and normal installation of electronics and entertainment systems excepted, and shall not alter, remove or in any way tamper with any of the AZIMUT Trademarks, marks or numbers on the Products. DEALER will have the right to attach to the Products its name indicating DEALER is an authorized distributor of AZIMUT.

ARTICLE X
AFTER SALE ASSISTANCE, END CUSTOMER WARRANTY AND 'WARRANTY EXTENSION' PACKAGE

10.1 At its own expense DEALER shall organize and maintain an appropriate and adequate after-sale assistance service in compliance with the rules and instructions confirmed in DEALER Qualification Book.

10.2 - DEALER undertakes to provide assistance, also under warranty, for all AZIMUT boats in ports or marinas situated in the Territory, both those sold by DEALER or otherwise, at the conditions provided in DEALER Qualification Program.

10.3 - DEALER expressly accepts and undertakes to comply with the content of the AZIMUT Warranty Booklet, with reference both to the Warranty for Pleasure-boat Customers and to the Warranty for Professional Customers. For such purpose the AZIMUT Warranty Booklet is annexed to this agreement (**Appendix 4**).

NOTE: PORTIONS OF THIS EXHIBIT INDICATED BY "[****]" ARE SUBJECT TO A CONFIDENTIAL TREATMENT REQUEST, AND HAVE BEEN OMITTED FROM THIS EXHIBIT. COMPLETE, UNREDACTED COPIES OF THIS EXHIBIT HAVE BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION AS PART OF THIS COMPANY'S CONFIDENTIAL TREATMENT REQUEST.

10.4 DEALER further expressly accepts all conditions any Limited AZIMUT Warranty Extension Package described in the AZIMUT Warranty Booklet and undertakes to offer it to its customers, refraining from proposing its own service packages or however, packages that have not been previously agreed with AZIMUT.

10.5 DEALER undertakes to carry out Maintenance-services for all AZIMUT boats (as per DQP rules) including maintenance-services provided for new boats up to 62 feet and Maintenance services included in any Limited AZIMUT Warranty Extension Package implemented on specific boats.

10.6 DEALER shall refrain from seeking payment for any Maintenance-services (excluding warranty) included in any Limited AZIMUT Warranty Extension Package and implemented on boats, and shall strictly comply with the provisions set out in DEALER Qualification Program.

10.7 AZIMUT shall reimburse DEALER costs for approved interventions under warranty as per warranty conditions (see warranty booklet) and DQP Book but in any event no later than thirty (30) days following submission of appropriate documentation.

10.8 DEALER labour rate will be One Hundred and No/100ths Dollars ($100.00) per hour for the first twelve (12) months thereafter. Subsequent rates will be determined by the Parties based on actual fair costs and rates posted by dealer in accordance with DQP regulation on this same dedicated matter.

ARTICLE XI
ASSISTANCE AGAINST UNFAIR COMPETITION AND INFRINGEMENT OF INDUSTRIAL PROPERTY RIGHTS

11.1 DEALER shall cooperate with AZIMUT to carry out all actions necessary to protect the Trademarks in the Territory. The Trademarks shall not be used in any manner that will invalidate the registration thereof and the right to use the Trademarks in connection with the appropriate Products is only granted to the extent that AZIMUT is able to do so without endangering the validity of the registration. DEALER shall (insofar as it becomes aware thereof) notify AZIMUT of any unauthorized use in the Territory of the Trademarks or of any other intellectual or industrial property rights in the control or ownership of AZIMUT. At the request of AZIMUT, DEALER shall take part in or give assistance in respect of any legal proceedings and execute any documents and do any things reasonably necessary to assist AZIMUT in protecting AZIMUT's intellectual and industrial property rights (including without limitation the Trademarks) in the Territory. DEALER shall leave in position and not cover or erase any notices or other marks (including without limitation details of patents or notices that a trademark design or copyright relating to the Products is owned by AZIMUT) which AZIMUT may place on or affix to the Products. DEALER undertakes not to apply the Trademarks to any item not one of the Products nor to distribute or sell any such items with the Trademarks so applied or to engage in any other practice or activity likely to mislead potential purchasers into believing that an item is one of the Products when in fact it is not.

NOTE: PORTIONS OF THIS EXHIBIT INDICATED BY "[****]" ARE SUBJECT TO A CONFIDENTIAL TREATMENT REQUEST, AND HAVE BEEN OMITTED FROM THIS EXHIBIT. COMPLETE, UNREDACTED COPIES OF THIS EXHIBIT HAVE BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION AS PART OF THIS COMPANY'S CONFIDENTIAL TREATMENT REQUEST.

ARTICLE XII
BUSINESS OR ENTERPRISE SECRETS

12.1 Each party shall keep confidential and not disclose to any third party, except for the purposes of this Agreement, all information relating to the Products (whether technical or commercial) and to the affairs and business of the other and their (its) respective subsidiary or associated companies, whether such information is disclosed to DEALER by AZIMUT or otherwise obtained by DEALER or AZIMUT as a result of the association between AZIMUT and DEALER. Without prejudice to the generality of the foregoing, where DEALER is a company within a group of companies and/or its activities in pursuance of this Agreement are carried out through various local establishments in the Territory, the said information may be disclosed to other companies within such group and/or to any employees of DEALER who are employed at the said local establishment. This clause is not intended to prohibit: i) the fact of existence of a contract to distribute Products of AZIMUT; ii) review of the Agreement by DEALER's legal counsel or its normally used Contracts Specialist/Administrator that may be an employee of DEALER or an affiliate of DEALER; iii) review by legal and professional advisors, after a breach is alleged by either party, to review material and matters relating to the breach but only for purposes of rectification or defense; or iv) governmental authorities to whom sharing of such information is necessary in order to implement the sale of Products. For the avoidance of doubt this provision shall survive the expiry or termination (for whatsoever cause) of this Agreement. Confidential Information shall not include any information which is or becomes known to the general public, which is already in the other party's possession prior to disclosure by the primary party or which is independently generated by either party without use of the Confidential Information.

12.2 Public Statements. Neither party shall make any public statements nor issue any press releases regarding this Agreement or the content hereof without the prior written consent of the other party.

ARTICLE XIII
NO ASSIGNMENT OR TRANSFER

13.1 DEALER shall maintain ownership, authority and responsibility of its operations through DEALER or DEALER's affiliates. Other than a corporate reorganization or restructuring, this agreement shall not be assignable or transferable due to a change, directly or indirectly, voluntarily or involuntarily, in DEALER's control without the prior written consent of AZIMUT.

13.2 This Agreement cannot be assigned or transferred by DEALER without the prior written consent of AZIMUT. If, and only if, AZIMUT consents in writing to the assignment or transfer, such assignment and transfer is contingent upon the assignee or transferee duly accepting in writing the provisions of this agreement and assuming, in all respects, DEALER's duties relative to rights to be assigned.

ARTICLE XIV
INDEMNIFICATION

14.1 AZIMUT agrees to assume the defense of DEALER and to indemnify DEALER against any money judgment, claim, demand, loss, cost, expense, cause of action or allegation including without limitation attorney fees, less any offset recovered by DEALER, in any lawsuit, assertion or other claim naming DEALER as a defendant, where such lawsuit or claim relates to: (a) an alleged breach of any warranty relating to any Products; or (b) bodily injury or property damage or any other damage or loss claimed to have been caused by a defect in the design, manufacture or assembly of a Product prior to delivery thereof to DEALER; provided, however, that if any information discloses DEALER negligence, error or omission of any nature, or should it appear that the Products involved in such lawsuit had been altered by or for DEALER at DEALER'S direction or if DEALER has violated any of the provisions of this Agreement with respect to the product involved, then DEALER will, upon request, obtain its own counsel and defend itself at DEALER's cost, and AZIMUT will be obligated to indemnify DEALER to the extent of AZIMUT's responsibility. DEALER shall notify AZIMUT of any claim which DEALER will assert AZIMUT might be obligated to defend under this Section within thirty (30) days of DEALER's receipt of notice of said claim(s). AZIMUT shall promptly conduct a preliminary investigation to initially determine whether AZIMUT is obligated to defend under this Section. Notwithstanding any such investigation, AZIMUT may retender defense of any action to DEALER at any time upon reasonable prior notice in the event information discloses DEALER altered products, breached this Agreement or committed negligence, errors or omissions with respect to the product or customer involved. DEALER will take the steps necessary to protect its own interests and the interests of AZIMUT involved in the lawsuit until such time as AZIMUT may assume the active defense of DEALER. AZIMUT will, if it assumes the defense of DEALER, reimburse DEALER for reasonable attorneys' fees and court costs incurred by DEALER from the date of the tender. AZIMUT, if it assumes DEALER's defense, will have the right to retain and direct counsel of its own choosing subject to approval of DEALER which will not be unreasonably withheld, and DEALER shall cooperate in all matters during the course of defending the lawsuit. AZIMUT shall obtain and maintain comprehensive general liability insurance, through solvent and reputable carriers, in amounts reasonably satisfactory to DEALER and shall name DEALER as an additional insured, as its interests appear, on such policies. Upon request, AZIMUT shall provide DEALER with a certificate of insurance evidencing such coverage which shall require that DEALER receive not less than thirty (30) days notice of cancellation or modification of such coverage.

NOTE: PORTIONS OF THIS EXHIBIT INDICATED BY "[****]" ARE SUBJECT TO A CONFIDENTIAL TREATMENT REQUEST, AND HAVE BEEN OMITTED FROM THIS EXHIBIT. COMPLETE, UNREDACTED COPIES OF THIS EXHIBIT HAVE BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION AS PART OF THIS COMPANY'S CONFIDENTIAL TREATMENT REQUEST.

14.2 Upon request of AZIMUT, DEALER shall indemnify, defend and hold AZIMUT harmless from any claim, demand, cause of action or cost, including attorney fees incurred by AZIMUT relating thereto, which may arise or be asserted against AZIMUT, if such claim, and only to the extent that such claim, demand or cause of action results solely from: (a) DEALER's failure to comply, in whole or in part, with any material obligation of DEALER under the Agreement with respect to the product or customer in question; (b) any actual negligence, error, or omission of DEALER in connection with the sale, preparation, repair or service (including without limitation warranty service authorized by Azimut) by DEALER of the product or customer in question; (c) any modification of any Products made by or on behalf of DEALER at DEALER"S direction, except those made pursuant to the express written instruction or with the express written approval of AZIMUT; (d) DEALER's breach of any material agreement between DEALER and DEALER's customer or other third party; or (e) unauthorized warranties, misleading statements, misrepresentations or deceptive or unfair practices by DEALER, directly or indirectly, to AZIMUT, a customer or a third party in performing its duties as Dealer under this Agreement. AZIMUT shall notify DEALER within thirty (30) days of the existence of any claims and allow DEALER an opportunity to resolve such claims, provided that no resolution or settlement shall be binding upon AZIMUT without its written approval thereof. AZIMUT shall be obligated to tender defense of any such claim, demand or cause of action to DEALER; provided however that Azimut shall have the opportunity to approve of counsel in its reasonable judgment. AZIMUT shall not retain counsel of its choosing to defend an indemnified claim under this paragraph and DEALER shall not be required to reimburse AZIMUT for any costs or attorneys' fees as incurred if Azimut chooses its own counsel. DEALER shall obtain and maintain comprehensive general liability insurance, through solvent and reputable carriers, in amounts reasonably satisfactory to AZIMUT and shall name AZIMUT as an additional insured, as its interests appear, on such policies. Upon request, DEALER shall provide AZIMUT with a certificate of insurance evidencing such coverage which shall require that AZIMUT receive not less than thirty (30) days notice of cancellation or modification of such coverage.

ARTICLE XV
SURVIVAL

15.1. The provisions of Articles 12, 14, 16, 17 and 18 shall survive the expiration or termination of this Agreement and any claims either party may have for the collection of money, including without limitation warranty claims, or the enforcement of any obligations which may be in the nature of continuing obligations shall also survive the expiration or termination of this Agreement.

ARTICLE XVI
TERMINATION AND WAIVER

16.1 The Agreement may be terminated, at any time, by mutual agreement of AZIMUT and DEALER.

16.2 The Agreement shall terminate and expire at the end of the Contractual Term, as such may be renewed from time to time.

16.3 AZIMUT may terminate the Agreement after the occurrence of one or more of the following events of default, upon thirty (30) days prior written notice by AZIMUT to DEALER in the event that DEALER has not remedied nor taken measures to remedy the default during such thirty (30) day period following receipt of written notice thereof by DEALER:

a) Failure by DEALER to secure and continuously maintain any license necessary for the conduct by DEALER of all of its Dealership Operations as a whole pursuant to the Agreement or the termination, expiration without renewal or suspension or revocation of all such licenses for any reason whatsoever,;

b) Any change, transfer or attempted transfer by DEALER or DEALER Affiliates, voluntarily or by operation of law, of the whole or any part of the Agreement, other than to an affiliate of DEALER as part of a corporate reorganization or restructuring, or any change in control outside the ordinary course of business without prior written consent of AZIMUT and any purported change, transfer or assignment shall be null and void and not binding on AZIMUT;

c) Intentionally Omitted.

d) Knowingly submitting to AZIMUT any intentional fraudulent statement, application, report, request for issuance of reimbursement, compensation, refund or credit, including without limitation any fraudulent claim for warranty work, labor rate, set-up reimbursement or warranty coverage;

e) Knowing use by DEALER of any deceptive or fraudulent practice, whether willful, or intentional, in the sale of any Product;

f) Any indictment for any crime or violation of any law by DEALER which will have an adverse effect on the reputation of DEALER, Dealership Operations or AZIMUT; or any conviction in any court of original jurisdiction of DEALER for any crime or violation of any law which will adversely and materially affect the conduct of Dealership Operations or will be materially harmful to the goodwill or reputation of AZIMUT, Products or the Trademarks;

g) DEALER's entering into any agreement, combination, understanding, conspiracy or contract, oral or written, with any other party with the known purpose of fixing prices of Products (covered in (f));

h) DEALER's abandonment of all of its Dealership Operations as or whole or failure to maintain a going business;

i) Material and continuous failure of DEALER adequately to represent, promote, sell or service the Products or to achieve minimum yearly sales of the Products from time to time agreed to by the Parties provided that such agreement will consider many factors including the strength of the economy in the Territory, Euro impact, Azimut product availability and realistic potential for growth; from time to time through each annual period, Azimut and Dealer will discuss Dealer's peformance and reset annual goals if needed, as mutually agreed between the Parties.

j) Failure of DEALER to purchase the orders as per Appendix 6 of this Agreement (unless differently agreed by the parties in writing),

taking into consideration many factors including the strength of the economy in the Territory, Euro impact, Azimut product availability and realistic potential growth. At the 2009 Miami Boat Show parties will revise together the realistic order plan for 2008/2009 deliveries. At the 2010 Miami Boat Show parties will revise together the realistic order plan for 2009/2010 deliveries.

k) Insolvency by any definition of DEALER; or the commission of any act of bankruptcy; or the existence of facts or circumstances which would require the voluntary commencement by DEALER or the involuntary commencement against DEALER of any proceedings under any bankruptcy act or law or under any state insolvency law; or the filing of a petition by or against DEALER under any bankruptcy or insolvency law; or the appointment of a receiver or other officer having similar powers for DEALER or Dealership Operations; or any levy under attachment, garnishment or execution or similar process which is not, within ten (10) days, vacated or removed by payment or bonding.

16.4 AZIMUT may select any applicable provision under which it elects to terminate the Agreement, and give notice thereunder, notwithstanding the existence of any other grounds for termination or the reference to such other grounds in the notice of termination and AZIMUT shall specify such reason in its written notice to DEALER.

16.5 DEALER shall be responsible to pay all attorney fees and costs incurred by AZIMUT terminating this Agreement following an uncured event of default by DEALER described in Article 16.3 hereof.

NOTE: PORTIONS OF THIS EXHIBIT INDICATED BY "[****]" ARE SUBJECT TO A CONFIDENTIAL TREATMENT REQUEST, AND HAVE BEEN OMITTED FROM THIS EXHIBIT. COMPLETE, UNREDACTED COPIES OF THIS EXHIBIT HAVE BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION AS PART OF THIS COMPANY'S CONFIDENTIAL TREATMENT REQUEST.

16.6 DEALER may terminate the Agreement, at any time, after the occurrence of any one or more of the following events of default, upon thirty (30) days prior written notice from DEALER to AZIMUT in the event that AZIMUT has not remedied nor taken measures to remedy the default during such thirty (30) day period following receipt of written notice thereof from DEALER:

a) Failure by AZIMUT to secure and continuously maintain any license necessary for the conduct by AZIMUT of its Operations pursuant to the Agreement or the termination, expiration without renewal or suspension or revocation of any such license for any reason whatsoever, whether or not that license is reinstated;

b) Any change, transfer or attempted transfer by AZIMUT voluntarily or by operation of law, of the whole or any part of the Agreement, other than to an affiliate of AZIMUT, or any interest or legal or beneficial ownership therein or any right or obligation thereunder, directly or indirectly, such as, for example only, by way of an underlying ownership interest in AZIMUT's Operations or the assets thereof outside the ordinary course of business, without prior written consent of DEALER and any purported change, transfer or assignment shall be null and void and not binding on DEALER;

c) Intentionally Omitted.

d) Knowingly sSubmitting or participating in the submission to DEALER of any intentional fraudulent statement, application, report, request for issuance of reimbursement, compensation, refund or credit;

e) Knowing use by AZIMUT of any deceptive or fraudulent practice, whether willful or intentional in the manufacture or sale of any Product;

f) Any indictment for any crime or violation of any law by AZIMUT which will have an adverse effect on the reputation of DEALER, Dealership Operations or AZIMUT; or any conviction in any court of original jurisdiction of AZIMUT for any crime or violation of any law which will adversely and materially affect the conduct of Dealership Operations or will be materially harmful to the goodwill or reputation of DEALER, Products or the Trademarks;

g) AZIMUT's entering into any agreement, combination, understanding, conspiracy or contract, oral or written, with any other party with the known purpose of fixing prices of Products;

h) Insolvency by any definition of AZIMUT or the commission of any act of bankruptcy; or the existence of facts or circumstances which would require the voluntary commencement by AZIMUTor the involuntary commencement against AZIMUT of any proceedings under any bankruptcy act or law or under any state insolvency law; or the filing of a petition by or against AZIMUT under any bankruptcy or insolvency law; or the appointment of a receiver or other officer having similar powers for AZIMUT; or any levy under attachment, garnishment or execution or similar process which is not, within ten (10) days, vacated or removed by payment or bonding.

i) Material and continuous failure of AZIMUT to supply the product contemplated by this Agreement; appoint another dealer in the Territory; failure to fulfill warranty obligations.

16.7 DEALER may select any applicable provision under which it elects to terminate the Agreement, and give notice thereunder, notwithstanding the existence of any other grounds for termination or the reference to such other grounds in the notice of termination and DEALER shall specify such reason in its notice to AZIMUT.

16.8 AZIMUT shall be responsible to pay all attorney fees and costs incurred by DEALER in terminating this Agreement following an event of default as described in Article 16.6 hereof by AZIMUT.

16.9 Neither party shall be liable to the other for consequential, punitive, exemplary or incidental damages.

ARTICLE XVII
OBLIGATIONS OF THE PARTIES UPON TERMINATION OR EXPIRATION OF THE CONTRACT

17.1 The acceptance by AZIMUT of orders from DEALER, the tender of orders to AZIMUT by DEALER or the continued sale of Products to DEALER or any other act or course of dealing of AZIMUT or DEALER after termination or expiration of the Agreement shall not be construed as or deemed to be a renewal of the Agreement for any further term or a waiver of such termination by or against either party. Any dealings after termination or expiration shall be on a day-to-day basis. In all cases, DEALER and AZIMUT each agree to conduct itself and its operations until the effective date of termination, and after termination or expiration of the Agreement, so as not to injure the reputation or goodwill of the Trademarks or each other.

17.2 Upon the mailing of a written notice of termination or after date of the expiration of the Agreement without renewal, AZIMUT shall fulfill all pending orders of DEALER for Products that are under contract to a customer, special tools and equipment, if previously accepted by AZIMUT unless the parties agree otherwise.

17.3 Not later than the effective date of the termination or expiration of the Agreement, DEALER shall cease to hold itself out as an authorized dealer of the Products and discontinue selling or servicing any Products as an authorized dealer unless an agreement to the contrary is reached between the parties.

NOTE: PORTIONS OF THIS EXHIBIT INDICATED BY "[****]" ARE SUBJECT TO A CONFIDENTIAL TREATMENT REQUEST, AND HAVE BEEN OMITTED FROM THIS EXHIBIT. COMPLETE, UNREDACTED COPIES OF THIS EXHIBIT HAVE BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION AS PART OF THIS COMPANY'S CONFIDENTIAL TREATMENT REQUEST.

17.4 In addition to any other requirements set forth in the Agreement, within a reasonable time following the termination or expiration of the Agreement, DEALER shall, at its sole expense, discontinue any and all uses of the Trademarks and all words, symbols and marks which may be confusingly similar thereto; remove all signs bearing Trademarks and destroy all stationery, repair orders, advertising and solicitation materials, and all other printed matter bearing Trademarks or referring directly or indirectly to AZIMUT or the Products in any way which might make it appear to any members of the public that DEALER is still an authorized dealer. The foregoing shall include without limitation discontinuing the use of Trademarks appearing in connection with DEALER's business name or any advertising. DEALER shall also deliver to AZIMUT, at AZIMUT's place of business, or to a person designated by AZIMUT, or shall destroy upon request by AZIMUT, any and all technical or service literature, advertising and other printed material then in DEALER's possession which relates to the Products and which was acquired or obtained by DEALER from AZIMUT. DEALER shall destroy any sign bearing Trademarks which is not to be repurchased by AZIMUT.

17.5 Upon request of Azimut, DEALER shall deliver to AZIMUT copies of DEALER's availabe records of predelivery service, warranty service, recall or update service or other service of the Products

17.6. Upon Termination by AZIMUT without Cause, Termination by DEALER for cause and nonrenewal or expiration of this Agreement (subject to the provisions below), Azimut shall within sixty (60) days of the effective date of termination or expiration "[****]". Additionally, promptly following the effective date of termination or expiration, Azimut will return to MarineMax deposits for boats that are "on-order". To the extent boats are "sold retail" and on order, the parties can mutally agree upon who will deliver the product. For purposes of this section, "Cause" is defined as any item in 16.3 with respect to DEALER and any item in section 16.6 with respect to Azimut. "[****]".

17.7 Any Products, tools or materials in DEALER's possession acquired from AZIMUT for which DEALER has not paid AZIMUT, shall be promptly returned to AZIMUT upon termination or expiration of this Agreement at DEALER's cost.

17.8 AZIMUT shall at any time after termination or expiration of this Agreement have no obligation but solely the right to establish and maintain any kind of relationship with ultimate purchasers, agents, distributors, dealers, retailers, clients, customers or other distribution outlets at any level of distribution or sale which have or will distribute, sell or handle AZIMUT's Products in the Territory and any other such ultimate purchasers, agents, distributors, dealers, retailers, clients, customers, or other distribution outlets at any level of distribution, utilized or solicited by DEALER during the term of such agreement.

17.9 For a period of twelve (12) months following termination or expiration, AZIMUT shall continue to sell parts and accessories for the products to DEALER, unless otherwise agreed to by the Parties.

ARTICLE XVIII
MISCELLANEOUS

18.1 This Agreement cancels, supersedes and replaces all previous documents or agreements exchanged or executed by and between the Parties and all prior course of conduct, business dealings and industry custom and practice.

18.2 All Appendices attached to this Agreement constitute an integral part of it.

18.3 Azimut agrees that will not appoint any new dealer in the open territories of Georgia, North Carolina, South Carolina and Virginia without first offering the territory to Dealer. Upon such offer, Dealer will prepare a business plan and submit to Azimut. The Parties will work in good faith to add such additional territories to DEALER's Territory as defined herein upon satisfactory completion of the plan.

18.4 No modification or amendment made to any Appendix shall be valid unless executed in writing by both Parties hereto. Any executed modification or amendment shall bear the date of such amendment or modification, is valid and effective as of such date and shall be substitutive of the prior Appendix it has amended or modified.

18.5 The present agreement shall not be amended or modified, except by a written document signed by both Parties and shall not be modified by any prior or subsequent course of conduct, business dealings and/or industry custom and practice.

18.6 Any waiver of any breach of any term or condition of this agreement with respect to DEALER or any other dealer agreement with respect to any other dealer shall not operate as a waiver of any other breach of such term or condition, or of any other term or condition hereof nor shall any failure to enforce any provision hereof or any other dealer agreement operate as a waiver of such provision or any other provision hereof.

18.7 This agreement and the rights and obligations of the Parties hereunder shall be governed by and construed in accordance with the laws of Italy, without regard to conflicts of laws, except as described in Section 18.8 below.

18.8 Any dispute arising out or in connection with the execution, interpretation or termination of this Agreement or the relationship between DEALER and AZIMUT must first be submitted in writing by the disputing party to the other party. The parties shall then enter into a good faith resolution period of thirty (30) days during which they will attempt to resolve the matter in good faith. In the event that the parties are unable to reach a compromise resolution, at the end of the thirty (30) day period, or earlier upon mutual determination of the parties, the dispute shall be exclusively submitted by the Parties to and determined by a panel of three (3) arbitrators in "[****]", such arbitrators to be legally qualified and to be appointed by agreement between Parties. The decision of the panel of arbitrators will be made through the application of "[****]" law to this agreement and will be final and binding. The parties acknowledge and agree that the provisions of this paragraph do not confer or create jurisdiction over Azimut in the "[****]" in general or "[****]" in particular other than for the purposes described herein.

18.9 Time is of the essence of this Agreement.

******* SIGNATURES BEGIN ON FOLLOWING PAGE *******

NOTE: PORTIONS OF THIS EXHIBIT INDICATED BY "[****]" ARE SUBJECT TO A CONFIDENTIAL TREATMENT REQUEST, AND HAVE BEEN OMITTED FROM THIS EXHIBIT. COMPLETE, UNREDACTED COPIES OF THIS EXHIBIT HAVE BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION AS PART OF THIS COMPANY'S CONFIDENTIAL TREATMENT REQUEST.

AZIMUT BENETTI S.P.A	**MARINEMAX EAST, INC. d/b/a MARINEMAX**
By: /s/ Marco Valle	By: /s/ Michael H. McLamb
Print Name: Marco Valle	Print Name: Michael H. McLamb
Title: Sales Director	Title: Vice President

NOTE: PORTIONS OF THIS EXHIBIT INDICATED BY "[****]" ARE SUBJECT TO A CONFIDENTIAL TREATMENT REQUEST, AND HAVE BEEN OMITTED FROM THIS EXHIBIT. COMPLETE, UNREDACTED COPIES OF THIS EXHIBIT HAVE BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION AS PART OF THIS COMPANY'S CONFIDENTIAL TREATMENT REQUEST.

APPENDIX 1
TO THE AZIMUT DEALERSHIP CONTRACT

DEALER QUALIFICATION BOOK

NOTE: PORTIONS OF THIS EXHIBIT INDICATED BY "[****]" ARE SUBJECT TO A CONFIDENTIAL TREATMENT REQUEST, AND HAVE BEEN OMITTED FROM THIS EXHIBIT. COMPLETE, UNREDACTED COPIES OF THIS EXHIBIT HAVE BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION AS PART OF THIS COMPANY'S CONFIDENTIAL TREATMENT REQUEST.

APPENDIX—2
TO THE AZIMUT DEALERSHIP CONTRACT

ORDER CONTRACT

APPENDIX—3
TO THE AZIMUT DEALERSHIP CONTRACT

LIST OF PRODUCTS

MOTORCRUISER LINE

AZIMUT 43

AZIMUT 46

AZIMUT 47

AZIMUT 50

AZIMUT 55

AZIMUT 58

AZIMUT 62

AZIMUT 68

AZIMUT 70

MOTORYACHT LINE

AZIMUT 75

AZIMUT 82

AZIMUT 85 / 88

AZIMUT 95

AZIMUT 98

AZIMUT 105

AZIMUT 116

S LINE RANGE:

AZIMUT 43 S

AZIMUT 62 S

AZIMUT 68 S

AZIMUT 86 S

AZIMUT 103 S

NOTE: PORTIONS OF THIS EXHIBIT INDICATED BY "[****]" ARE SUBJECT TO A CONFIDENTIAL TREATMENT REQUEST, AND HAVE BEEN OMITTED FROM THIS EXHIBIT. COMPLETE, UNREDACTED COPIES OF THIS EXHIBIT HAVE BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION AS PART OF THIS COMPANY'S CONFIDENTIAL TREATMENT REQUEST.

APPENDIX 4
TO THE AZIMUT DEALERSHIP CONTRACT

AZIMUT WARRANTY BOOK

NOTE: PORTIONS OF THIS EXHIBIT INDICATED BY "[****]" ARE SUBJECT TO A CONFIDENTIAL TREATMENT REQUEST, AND HAVE BEEN OMITTED FROM THIS EXHIBIT. COMPLETE, UNREDACTED COPIES OF THIS EXHIBIT HAVE BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION AS PART OF THIS COMPANY'S CONFIDENTIAL TREATMENT REQUEST.

APPENDIX 5
TO THE AZIMUT DEALERSHIP CONTRACT

2008 – 2009 US PRICE LIST

"[****]"

NOTE: PORTIONS OF THIS EXHIBIT INDICATED BY "[****]" ARE SUBJECT TO A CONFIDENTIAL TREATMENT REQUEST, AND HAVE BEEN OMITTED FROM THIS EXHIBIT. COMPLETE, UNREDACTED COPIES OF THIS EXHIBIT HAVE BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION AS PART OF THIS COMPANY'S CONFIDENTIAL TREATMENT REQUEST.

APPENDIX 6

"[****]"

FIRST AMENDMENT
MARINEMAX EAST, INC. and AZIMUT BENETTI, S.P.A.
DEALERSHIP AGREEMENT 2008 - 2010

THIS FIRST AMENDMENT ("AMENDMENT") to the Dealership Agreement by and between AZIMUT BENETTI S.P.A., ("AZIMUT") and MARINEMAX EAST, INC., d/b/a MARINEMAX ("DEALER") dated September 1, 2008 ("AGREEMENT") is entered into as of the 22 day of June, 2010.

WHEREAS, the parties desire to modify the Agreement as set forth below:

NOW, THEREFORE, in consideration of the mutual covenants herein contained, and the benefits to be derived by each party, the sufficiency of which is acknowledged, the parties agree as follows:

1. Definitions: Section IX of Definitions ("Territory") is hereby amended to include the following territory:

THE STATE OF GEORGIA

IN WITNESS WHEREOF, the parties have executed this Amendment as of the 22 day of June, 2010.

AZIMUT BENETTI S.P.A

By: /s/ Marco Valle

Print Name: Marco Valle
Title: Sales Director

MARINEMAX EAST, INC.
d/b/a MARINEMAX

By: /s/ Michael H. McLamb

Print Name: Michael H. McLamb
Title: Vice President

SECOND AMENDMENT
MARINEMAX EAST, INC. and AZIMUT BENETTI, S.P.A.
DEALERSHIP AGREEMENT 2008 - 2010

THIS SECOND AMENDMENT ("AMENDMENT") to the Dealership Agreement by and between AZIMUT BENETTI S.P.A., ("AZIMUT") and MARINEMAX EAST, INC., d/b/a MARINEMAX ("DEALER") dated September 1, 2008 ("AGREEMENT") is entered into as of the 29 day of February, 2012.

WHEREAS, the parties desire to modify the Agreement as set forth below:

NOW, THEREFORE, in consideration of the mutual covenants herein contained, and the benefits to be derived by each party, the sufficiency of which is acknowledged, the parties agree as follows:

1. Definitions: Section IX of Definitions ("Territory") is hereby amended to include the following territory:

THE STATE OF CALIFORNIA

2. Definitions: Section VIII of Definitions ("Products") is hereby amended to include the following products for the State of California:

MAGELLANO AND ATLANTIS

2. Appendix 3 to the Azimut Dealership Contract is hereby amended to include the following in the List of Products sold in the State of California: MAGELLANO AND ATLANTIS

IN WITNESS WHEREOF, the parties have executed this Amendment as of the 29 day of February, 2012.

AZIMUT BENETTI S.P.A

By: /s/ Marco Valle

Print Name: Marco Valle
Title: Sales Director

MARINEMAX EAST, INC.
d/b/a MARINEMAX

By: /s/ Michael H. McLamb

Print Name: Michael H. McLamb
Title: Vice President

THIRD AMENDMENT
MARINEMAX EAST, INC. and AZIMUT BENETTI, S.P.A.
DEALERSHIP AGREEMENT 2008 - 2010

THIS THIRD AMENDMENT ("AMENDMENT") to the Dealership Agreement by and between AZIMUT BENETTI S.P.A., ("AZIMUT") and MARINEMAX EAST, INC., d/b/a MARINEMAX ("DEALER") dated September 1, 2008 ("AGREEMENT") is entered into as of the 21 day of July, 2012.

WHEREAS, the parties desire to modify the Agreement as set forth below:

NOW, THEREFORE, in consideration of the mutual covenants herein contained, and the benefits to be derived by each party, the sufficiency of which is acknowledged, the parties agree as follows:

1. Definitions: Section IX of Definitions ("Territory") is hereby supplemented to add the following territories:

THE STATES OF TEXAS, WASHINGTON, OREGON, LOUISIANA, MISSISSIPPI, ALABAMA, ARIZONA, COLORADO, UTAH, AND NEVADA.

IN WITNESS WHEREOF, the parties have executed this Amendment as of the 21 day of July , 2012.

AZIMUT BENETTI S.P.A

By: /s/ Marco Valle

Print Name: Marco Valle
Title: Sales Director

MARINEMAX EAST, INC.
d/b/a MARINEMAX

By: /s/ Michael H. McLamb

Print Name: Michael H. McLamb
Title: Vice President

FOURTH AMENDMENT

MARINEMAX EAST, INC. and AZIMUT BENETTI S.P.A.

DEALERHSIP AGREEMENT 2008-2010

THIS FOURTH AMENDMENT ("AMENDMENT") to the Dealership Agreement by and between AZIMUT BENETTI S.P.A ("AZIMUT") and MARINEMAX EAST, INC., d/b/a MARINEMX ("DEALER") dated September 1, 2008 ("AGREEMENT") is entered into as of the 21 day of August, 2013.

WHEREAS, the parties desire to modify the Agreement as set forth below:

NOW, THEREFORE, in consideration of the mutual covenants herein contained, and the benefits to be delivered by each party, the sufficiency of which is acknowledged, the parties agree as follow:

1. Definitions: Section VIII of Definitions ("Products") is hereby amended to include the following product for the State of Florida:

ALL MODELS OF ATLANTIS BY AZIMUT

1. Appendix 3 to the Azimut Dealership Contract is hereby amended to include the following in the List of Products sold in the State of Florida:

ALL MODELS OF ATLANTIS BY AZIMUT

IN WITNESS WHEREOF, the parties have executed this Amendment as of the 21 August, 2013

AZIMUT BENETTI S.P.A.

By: /s/ Marco Valle

Print Name: Marco Valle
Title: Sales Director

MARINEMAX EAST INC.
d/b/a MARINEMAX

By: /s/ Michael H. McLamb

Print Name: Michael H. McLamb
Title: Vice President

Exhibit 21

LIST OF SUBSIDIARIES

Name	State or Jurisdiction of Incorporation or Organization
MarineMax East, Inc. (1)	Delaware
MarineMax Services, Inc. (2)	Delaware
MarineMax Northeast, LLC (2)	Delaware
Boating Gear Center, LLC (2)	Delaware
US Liquidators, LLC (1)	Delaware
Newcoast Financial Services, LLC (1)	Delaware
My Web Services, LLC (1)	Delaware
MarineMax Charter Services, LLC (2)	Delaware
MarineMax Vacations, LTD (2)	British Virgin Islands

(1) Wholly owned subsidiary of MarineMax, Inc.

(2) Wholly owned subsidiary of MarineMax East, Inc.

Consent of Independent Registered Public Accounting Firm

The Board of Directors
MarineMax, Inc.:

We consent to the incorporation by reference in the registration statements on Form S-8 (Nos. 333-141657, 333-83332, 333-63307, 333-156358 and 333-177019) of MarineMax, Inc. and subsidiaries of our reports dated December 6, 2013, with respect to the consolidated balance sheet of MarineMax, Inc. and subsidiaries as of September 30, 2013 and the related statements of operations, stockholders' equity and cash flows for the year then ended, and the effectiveness of internal control over financial reporting as of September 30, 2013 which reports appear in the September 30, 2013 annual report on Form 10-K of MarineMax, Inc.

/s/ KPMG LLP

Tampa, Florida
December 6, 2013
Certified Public Accountants

Consent of Independent Registered Certified Public Accounting Firm

We consent to the incorporation by reference in the following Registration Statements:

1) Registration Statement (Form S-8 No. 333-141657) pertaining to the 2007 Incentive Compensation Plan of MarineMax, Inc.,

2) Registration Statement (Form S-8 No. 333-83332) pertaining to the 1998 Incentive Stock Plan of MarineMax, Inc.,

3) Registration Statement (Form S-8 No. 333-63307) pertaining to the 1998 Incentive Stock Plan and the 1998 Employee Stock Purchase Plan of MarineMax, Inc.,

4) Registration Statement (Form S-8 No. 333-156358) pertaining to the 2008 Employee Stock Purchase Plan of MarineMax, Inc., and

5) Registration Statement (Form S-8 No. 333-177019) pertaining to the 2011 Stock-Based Compensation Plan of MarineMax, Inc.;

of our report dated December 7, 2012, with respect to the consolidated financial statements of MarineMax, Inc. and subsidiaries included in this Annual Report (Form 10-K) of MarineMax Inc. and subsidiaries for the year ended September 30, 2013.

/s/ Ernst & Young LLP

Tampa, Florida
December 6, 2013

Exhibit 31.1

CERTIFICATION

I, William H. McGill Jr., certify that:

1. I have reviewed this report on Form 10-K of MarineMax, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations, and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by this report based on such evaluation; and

d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize, and report financial information; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

/S/ WILLIAM H. MCGILL, JR.

William H. McGill Jr.
Chief Executive Officer
(Principal Executive Officer)

Date: December 6, 2013

Exhibit 31.2

CERTIFICATION

I, Michael H. McLamb, certify that:

1. I have reviewed this report on Form 10-K of MarineMax, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations, and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I am responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by this report based on such evaluation; and

d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize, and report financial information; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

/S/ MICHAEL H. MCLAMB

Michael H. McLamb
Chief Financial Officer
(Principal Financial Officer)

Date: December 6, 2013

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report on Form 10-K of MarineMax, Inc. (the "Company") for the year ended September 30, 2013, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, William H. McGill Jr., Chief Executive Officer of the Company, certify, to my best knowledge and belief, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m(a) or 78o(d)); and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/S/ WILLIAM H. MCGILL JR.

William H. McGill Jr.
Chief Executive Officer

Date: December 6, 2013

**CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

In connection with the Annual Report on Form 10-K of MarineMax, Inc. (the "Company") for the year ended September 30, 2013, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Michael H. McLamb, Chief Financial Officer of the Company, certify, to my best knowledge and belief, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m(a) or 78o(d)); and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/S/ MICHAEL H. MCLAMB

Michael H. McLamb
Chief Financial Officer

Date: December 6, 2013